Form 20-F
period 2002-12-31
SMEDVIG ASA
filed 2003-06-10
CIK 1021232

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  . . . . . . . . . . . . . . . . . . . . . . . . . to  . . . . . . . . . . . . . . . . . . . . . . . . .

Commission file number 1-14532

SMEDVIG asa

(Exact name of Registrant as specified in its charter)

Kingdom of Norway

(Jurisdiction of incorporation or organization)

Finnestadveien 28, P.O. Box 110, N-4001, Stavanger, Norway

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Class A Ordinary Shares, par value NOK 10.00 per share	New York Stock Exchange Inc.*
Class A American Depositary Shares, each representing One Class A Ordinary Share	New York Stock Exchange Inc.
Class B Ordinary Shares, par value NOK 10.00 per share	New York Stock Exchange Inc.*
Class B American Depositary Shares, each representing One Class B Ordinary Share	New York Stock Exchange Inc.

*	Not for trading, but only in connection with registration of American Depositary Shares representing such Class A and Class B Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002:

55,014,004 Class A Ordinary Shares, with nominal value of NOK 10.00 per share

27,179,000 Class B Ordinary Shares, with nominal value of NOK 10.00 per share**

**	Excludes 791,000 Class B Shares held as treasury shares at December 31, 2002.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒                                No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐                            Item 18  ☒

INTRODUCTION

Presentation of financial and other information

We publish our financial statements in Norwegian kroner, or NOK. Unless otherwise indicated, all amounts in this annual report are expressed in Norwegian kroner. Solely for the convenience of the reader, certain amounts denominated in foreign currencies have been translated into Norwegian kroner at the exchange rate (noon buying rate) applicable at December 31, 2002, except where otherwise noted. These translations should not be construed as representations that the amounts referred to actually represent such translated amounts or could be converted into the translated currency at the rate indicated.

Our annual audited consolidated financial statements are prepared in accordance with Norwegian GAAP, which differ in certain respects from U.S. GAAP. For a reconciliation of the material differences between Norwegian and U.S. GAAP as they relate to us, you should read note 30 to our consolidated financial statements.

Cautionary statement regarding forward-looking statements

This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In addition, other written or oral statements, which constitute forward-looking statements, have been made and may in the future be made by us or on our behalf. In this annual report, such forward-looking statements include, without limitation, statements relating to:

•	the implementation of strategic initiatives,

•	the development of revenues overall and within specific business areas,

•	the development of operating expenses, particularly personnel expenses,

•	the anticipated level of capital expenditures and associated depreciation,

•	the adequacy of working capital and sources of liquidity,

•	the outcome of legal proceedings,

•	the outlook in our primary markets, and

•	other statements relating to our future business development and economic performance.

The words “anticipate”, “believe”, “expect”, “estimate”, “intend”, “plan” and similar expressions identify certain of these forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements.

Many factors may influence our actual results and cause them to differ materially from expected results as described in forward-looking statements, including trends and conditions in the oil and gas industry, actions of competitors, regulatory developments, changes in tax regimes, exchange rate fluctuations, economic and political conditions in countries of operation, the impact of legal proceedings, possible cancellation of contracts, changes in customer base, adequacy of insurance coverage, operating hazards and the availability of skilled personnel. Specific risks that we face are described under “Risk Factors” on pages 6 to 11.

Statements regarding competitive position

Statements made in “Item 4: Information on the Company”, referring to our competitive position are based on our belief and in some cases rely on a range of sources, including investment analysts’ reports and independent market studies.

PART I

ITEM 1:     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2:     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:     KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Summary

The selected consolidated financial data as of December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002, have been derived from and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the notes. In fiscal year 2000 we adopted a change in accounting principle for foreign currency translation under Norwegian GAAP through retroactive restatement of previously issued financial statements. As a result, our selected consolidated financial information as of December 31, 1998 is unaudited. Our audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Norway, which differ in certain respects from generally accepted accounting principles in the United States. You should read note 30 to our audited consolidated financial statements for additional information on the differences between Norwegian and U.S. generally accepted accounting principles.

	Year Ended December 31,
	1998		1999		2000		2001		2002		2002(1)
	(amounts in millions except for share information)
INCOME STATEMENT DATA:

Amounts in Accordance with Norwegian GAAP
Revenues	NOK	3,707	NOK	3,119	NOK	3,588	NOK	3,816	NOK	3,354	U.S.$	483
Operating expenses excluding depreciation		(2,818)		(2,051)		(2,294)		(2,356)		(2,490)		(359)
Depreciation		(288)		(282)		(442)		(464)		(451)		(65)

Operating profit		601		786		852		996		413		60
Operating profit from Continuing operations		612		818		900		1,042		419		61
Operating loss from Discontinued operations(2)		(11)		(32)		(48)		(46)		(6)		(1)
Financial expense		(6)		(162)		(895)		(545)		(169)		(24)
Other items(3)		(372)		—		—		721		(962)		(139)
Income tax benefit (expense)		12		(47)		119		(104)		(84)		(12)

Net income (loss)		235		577		76		1,068		(802)		(116)

Earnings (loss) per share(4)		2.72		6.94		0.99		12.97		(9.74)		(1.40)
Diluted earnings (loss) per share(5)		2.72		6.93		0.98		12.96		(9.74)		(1.40)
Ordinary dividends per share(4)(6)		0.88		1.00		1.25		1.50		1.00		0.14
Extraordinary dividend per share(4)(6)		—		0.93		—		—		—		—

Amounts in Accordance with U.S. GAAP
Net income (loss)		189		498		(46)		789		(949)		(137)
Basic earnings (loss) per share (4)(9)		2.29		6.04		(0.56)		9.53		(11.54)		(1.66)
Diluted earnings (loss) per share (5)(9)		2.29		6.03		(0.56)		9.52		(11.54)		(1.66)

	As at December 31,
	1998		1999		2000		2001		2002		2002(1)
	(amounts in millions)
BALANCE SHEET DATA:
Amounts in Accordance With Norwegian GAAP
Cash, cash equivalents and Short-term investments	NOK	882	NOK	848	NOK	1,221	NOK	1,064	NOK	626	U.S.$	90
Working capital		1,022		606		1,163		905		608		88
Fixed assets		3,164		3,707		8,749		8,855		5,831		841
Newbuildings		4,228		4,923		—		—		—		—
Total assets		9,184		10,225		11,094		10,951		7,562		1,090
Long-term interest bearing Debt		3,927		5,070		5,596		4,475		2,755		397
Shareholders’ equity		3,632		4,071		4,145		5,068		3,379		487

Amounts in Accordance With U.S. GAAP
Shareholders’ equity		3,254		3,598		3,585		4,240		2,540		366
Total assets(7)		9,316		10,221		10,923		10,833		7,264		1,055

	Year Ended December 31,
	1998		1999		2000		2001		2002		2002(1)
	(amounts in millions)
OTHER FINANCIAL DATA:
Capital expenditures	NOK	2,631	NOK	2,366	NOK	325	NOK	967	NOK	354	U.S.$	51
EBITDA(8)		889		1,134		1,384		1,536		941		136
Net cash flow provided by Operating activities		744		1,452		810		1,029		645		93
Net cash provided by (used in) Investing activities		(2,529)		(2,197)		(411)		32		101		15
Net cash provided by (used in) Financing activities		1,566		830		(31)		(1,242)		(999)		(144)

(1)	Translations of amounts from Norwegian kroner into U.S. dollars have been made solely for the convenience of the reader at an exchange rate of U.S.$ 1.00 = NOK 6.9375, the noon buying rate on December 31, 2002.

(2)	In April 1998, we discontinued our mobile production activities and terminated our projects within the mobile production division. Thereafter, the mobile production division was involved in operating the ENSCO 100 water-injection platform and in preparations for legal proceedings in connection with Esso’s termination of the Balder contracts. We reported our remaining production operations under the Platform Drilling Division and, in November 1998, we sold these activities. In October 1999, we completed the contract for the operation of ENSCO 100 and handed the operation of the unit over to the owner. The only activity remaining under Discontinued Activities is the Balder litigation.

(3)	In 2002, we recorded a write-down of West Navion (in April 2003, the vessel’s name was changed to West Navigator) amounting to NOK 1,313 million. The semi-submersible drilling unit, West Vanguard, was sold in 2002, resulting in a gain of NOK 351 million. In 2001, we sold our semi-submersible drilling unit West Delta and we realized a gain of NOK 721 million from such sale. In 1998, we terminated the newbuilding project West Navion II and expensed the full amount of costs incurred (NOK 535 million). In 1998, we also terminated projects related to the previous Mobile Production Division, SPU 550 and SPU 4. We realized a gain of NOK 6 million on the sale of SPU 550, whereas the sale of SPU 4 resulted in a loss of NOK 8 million.

In November 1998, we sold our platform drilling operations in the United Kingdom and realized a gain of NOK 165 million. Some activities related to the Reservoir and Well Technology Division were included in the sale.

(4)	Earnings, dividends and extraordinary dividends per share in accordance with Norwegian accounting rules have been calculated using the weighted average number of shares outstanding, retroactively adjusted for the two-for-one stock split in October 2000. The average number of shares outstanding for the years ended December 31, 1998 through 2002, as so adjusted, were: 82,358,230; 82,432,588; 82,700,004; 82,753,475; and 82,253,720. We have calculated basic earnings per share in accordance with U.S. GAAP using the same weighted average number of shares outstanding for each of the respective periods.

(5)	We have calculated diluted earnings per share in accordance with Norwegian GAAP and U.S. GAAP using the weighted average number of shares outstanding, as per (4) above, retroactively adjusted for the two-for-one stock split effected in October 2000 and adjusted to include the dilutive effect of all outstanding share options under the treasury stock method. The number of shares used in calculating diluted earnings per share for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 were: 82,387,556; 82,550,244; 82,882,721;82,836,176; and 82,253,720.

(6)	Ordinary dividends with respect to a fiscal year are paid during the following fiscal year. The payment dates were May 19, 1999, May 23, 2000, May 15, 2001, May 22, 2002 and May 22, 2003 for the ordinary dividends relating to fiscal years 1998, 1999, 2000, 2001 and 2002. The ordinary dividends per share, expressed in U.S. dollars based on the exchange rate (noon buying rate) at each respective payment date, retroactively adjusted for the stock split described in (4) above, were U.S.$0.15, U.S.$0.11, U.S.$0.14, U.S.$0.18 and U.S.$0.15. For 1999, an extraordinary dividend of NOK 0.93 (U.S.$0.12) per share, retroactively adjusted for the two-for-one stock split in October 2000 was paid in August 1999.

(7)	As permitted under Item 17(c)(2)(vii) of Form 20-F, the amount presented as our total assets under U.S. GAAP does not include any adjustment for classification or display differences that result from our use of the proportionate consolidation method under Norwegian GAAP for certain joint stock companies and limited partnerships. Condensed financial information for companies and partnerships that have been proportionately consolidated is included in note 24 to our audited consolidated financial statements.

(8)	We define EBITDA as operating profit before depreciation and amortization of tangible and intangible assets. Our operating profit does not include results from associated companies, which are accounted for using the equity method.

We believe providing EBITDA enhances an understanding of our operating activities and the performance of the individual units. We believe that EBITDA is also an indicator to demonstrate to what extent operational business activities generate operating cash flows to reduce net debt or to finance investments. We also believe that EBITDA provides investors with a measure of operating results that is unaffected by the financing and accounting effects of acquisitions and capital expenditures, differences in capital structures among otherwise comparable companies or investments in and results from associated companies.

EBITDA is not a measurement of financial performance under generally accepted accounting principles. You should not consider EBITDA as an alternative to operating profit, net income or cash flow from operating activities.

Since other companies may not calculate EBITDA in the same way, our EBITDA figures are not necessarily comparable with similarly titled figures of other companies.

The following shows the reconciliation of EBITDA to operating profit:

	Year ended December 31,
	1998	1999	2000	2001	2002	2002
	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(U.S.$)
	(in millions)
Operating profit	601	786	852	996	413	60
Depreciation	288	282	442	464	451	65
Amortization	—	66	90	76	77	11
EBITDA	889	1,134	1,384	1,536	941	136

(9)	As explained in note 30 to our Audited Consolidated Financial Statements, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 on January 1, 2002. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but instead tested for impairment at least annually. If such amortization were excluded from results for prior periods, net income (and earnings per share) would be increased by NOK 10 million (NOK 0.12 per share) for the years ended December 31, 2000 and 2001. For the same period, earnings per share and diluted earnings per share would be increased by NOK 0.12 per share each year.

EXCHANGE RATES

The table below shows the high, low, average and period end noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for Norwegian kroner per U.S.$1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Low	High	Average	End of period
1998	7.3130	8.3200	7.5549	7.5800
1999	7.3970	8.0970	7.8351	8.0100
2000	7.9340	9.5890	8.8307	8.8010
2001	8.5400	9.4638	9.0330	8.9724
2002	6.9375	9.1110	7.9253	6.9375
2003 (through June 5)	6.6280	7.4680	7.0249	6.8750

The table below shows the high and low noon buying rates for each month during the six months prior to the date of this annual report.

	Low	High
December 2002	6.9375	7.3140
January 2003	6.8290	7.0020
February 2003	6.9130	7.1980
March 2003	7.0590	7.4640
April 2003	6.9950	7.3180
May 2003	6.6280	7.0277

On June 5, 2003, the noon buying rate for Norwegian kroner was U.S.$1.00 = NOK 6.8750.

Fluctuations in the exchange rate between the Norwegian kroner and the U.S. dollar will affect the U.S. dollar amounts received by holders of our ADSs on conversion of dividends, if any, paid in Norwegian kroner on our ordinary shares and may affect the U.S. dollar price of our ADSs on the New York Stock Exchange.

RISK FACTORS

We are directly affected by trends and conditions of the oil and gas industry.

Historically, the markets for oil and gas have been volatile in response to frequent changes in numerous factors and are likely to continue to be so in the future. Demand for our services depends on oil and gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of other economic and political factors that are beyond our control. A prolonged downturn in oil and gas prices could have a material adverse effect on our results of operations and financial condition. Demand for our drilling units and services is particularly sensitive to the level of development, production and exploration activity of, and the corresponding capital spending by, oil and natural gas companies. Any prolonged reduction in oil and natural gas prices would depress the level of exploration, development and production activity. Lower levels of activity would result in a corresponding decline in the demand for our drilling units and services, which could have a material adverse effect on our revenues and profitability. We cannot predict the future level of demand for our services or future conditions of the oil and gas industry. While we believe that our long-term contracts reduce our exposure in the near term to fluctuations in oil and gas prices and changes in oil companies’ spending, decreases in exploration, development and production expenditures could have a material adverse effect on our business and results of operations. Factors affecting the prices of oil and natural gas include:

•	governmental regulations, such as taxation and environmental policies;

•	global economic conditions;

•	global weather conditions;

•	worldwide political, military and economic conditions, including the ability of OPEC to set and maintain production levels and prices for oil and gas;

•	the level of production by non-OPEC countries;

•	the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves; and

•	global and regional supply and demand for oil and natural gas.

We are exposed to risks arising out of competition in the offshore drilling industry.

We operate in the offshore drilling industry, which historically has been highly cyclical. The industry is capital intensive, with long lead times for construction of new rigs and significant competition for relatively few customers. Drilling contracts are traditionally awarded on a competitive bid basis, and price competition is often the primary factor in determining which among qualified contractors is awarded a contract. You should read “Item 4: Information on the Company—Business Overview—Competition” for additional information on our competitive position.

Our ability to compete may be adversely affected by governmental regulations promulgated in the countries in which we operate.

Our operations are subject to numerous domestic and foreign laws and regulations that may relate directly or indirectly to the offshore drilling and oil services industry, including, without limitation, laws and regulations controlling the discharge of materials into the environment, requiring removal and cleanup or otherwise relating to the protection of the environment, and the certification, licensing, health, safety and training and other requirements imposed by treaties, laws, regulations and conventions in the jurisdictions in which we operate.

Laws, regulations and licensing policies of the various governments of the countries in which we operate, in particular those of Norway, regarding the exploration for, and development of, their oil and gas reserves can impact the rate of development of oil and gas fields, which in turn affects the demand for our services. The offshore drilling and oil services industry is dependent on demand for services from the oil and gas exploration industry and, accordingly, is affected by changing taxes, regulations and other laws or policies affecting the oil and gas industry generally.

Governmental regulation may require us to engage in business practices that may not be to our benefit, including regulation designed to:

•	encourage or mandate the hiring of local contractors; and

•	require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

We are exposed to potentially adverse changes in the tax regimes of each jurisdiction in which we operate.

We are subject to taxation in many jurisdictions, and the final determination of our tax liabilities involves the interpretation of the statutes and requirements of taxing authorities worldwide. Income tax returns of

Norwegian and foreign subsidiaries, unconsolidated affiliates and related entities are routinely examined by Norwegian and foreign tax authorities. These tax examinations may result in assessments of additional taxes or penalties or both. Significant changes in the tax regimes of the countries in which we operate could have a material adverse effect on our operations or financial condition.

We may be subject to environmental liabilities or be adversely affected by environmental regulatory action.

Environmental laws and regulations applicable in the countries in which we conduct operations have generally become more stringent. Our operations and facilities are subject to numerous environmental laws, rules and regulations of Norway and other countries. Sanctions for failure to comply with these laws, rules and regulations, many of which may be applied retroactively, may include:

•	administrative, civil and criminal penalties;

•	revocation of permits; and

•	corrective action orders.

Such laws and regulations may expose us to liability for the conduct of, or conditions caused by, others, or for our acts which were in compliance with all applicable laws at the time such actions were taken. To the extent new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry in general, and the offshore drilling industry in particular, our business and prospects could be adversely affected. The modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or developmental drilling and production for oil and gas for political, economic, environmental or other reasons could have a material adverse effect on our operations. We cannot predict the extent to which our future earnings may be affected by compliance with any such new legislation or regulations. You should read “Item 4: Information on the Company—Business Overview—Regulation” for additional information on the regulatory framework in which we operate.

Our operations expose us to currency fluctuations.

Our principal operations are currently conducted in Norway, Brunei, Thailand, Singapore and Malaysia, and a significant portion of our business is conducted in currencies other than Norwegian kroner. A substantial portion of our revenues and expenses are denominated in U.S. dollars. Fluctuations in value of the Norwegian kroner relative to the U.S. dollar and the other currencies in which we conduct our business have caused, and will continue to cause, foreign currency transaction and translation gains and losses. In general, a weakening of the Norwegian kroner against other currencies, in which we conduct operations, tends to affect operating income positively, while a strengthening of the Norwegian kroner against such other currencies tends to affect operating income negatively. Our foreign currency risks arise from:

•	fluctuations in exchange rates on the value of our revenues and costs in foreign currencies; and

•	our investment in certain subsidiaries’ net assets.

You should read “Item 5: Operating and Financial Review and Prospects—Operating Results—Year ended December 31, 2002 compared to year ended December 31, 2001—Revenues” for information on the impact of the lower U.S. dollar/Norwegian kroner exchange rate on our revenues in 2002.

In addition, we do business in countries that have non-traded, or “soft”, currencies that have restricted or limited trading markets. We may accumulate cash in soft currencies which may significantly limit our ability to convert our profits into Norwegian kroner or repatriate our profits from those countries. For those currencies that are not readily convertible, our ability to hedge exposure is limited because financial hedge instruments for those currencies are nonexistent or limited and because pricing of hedging instruments, where they exist, is often volatile and not necessarily efficient.

Due to multiple currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in certain foreign exchange transactions with respect to a portion of our foreign currency exposure, there can be no assurance that these transactions will protect us from the effects of future exchange rate fluctuations. You should read note 20 to our consolidated financial statements for additional information on our currency risk.

In addition, fluctuations in exchange rates between the Norwegian kroner and the U.S. dollar will affect the U.S. dollar equivalent of the Norwegian kroner prices of the Class A and Class B shares traded on the Oslo Stock Exchange and, as a result, may affect the market price of the Class A and Class B ADSs in the United States. Such fluctuations will also affect the U.S. dollar amounts received by holders of Class A and Class B ADSs on conversion by the depositary of our Class A and Class B ADSs of any cash dividends paid in Norwegian kroner on the Class A and Class B shares represented by the Class A and Class B ADSs. You should read “Item 3: Key Information—Exchange Rates” for additional information on our exchange rates.

The political and economic risks of the countries in which we operate may adversely affect our results of operations and financial condition.

In 2002, 44% of our revenues were derived from our international operations, which exposes us to risks inherent in doing business in each of the countries in which we operate. Our operations in countries other than

Norway are subject to various risks peculiar to each country. With respect to any particular country, these risks may include:

•	expropriation and nationalization;

•	political and economic instability;

•	armed conflict and civil disturbance;

•	currency fluctuations, devaluations and conversion restrictions;

•	confiscatory taxation or other adverse tax policies;

•	governmental activities that limit or disrupt markets, restrict payments or the movement of funds; and

•	governmental activities that may result in the deprivation of contract rights.

The occurrence of any of these risks could have an adverse effect on our results of operations and financial condition.

We are exposed to operating risks for which we may not be adequately insured.

Our drilling operations are subject to risks inherent in the offshore drilling industry. The drilling of oil and gas wells, particularly exploratory wells where little is known of the subsurface formations, involves the risks of extreme pressure and temperature, blowout, cratering and fires that could result in reservoir damage, injury or death to personnel, substantial damage to our property and that of others, pollution, suspension of drilling operations and loss of production. Our offshore fleet is also subject to the hazards inherent in marine operations, either while on site or under tow, such as capsizing, grounding, collision, damage from heavy weather or sea conditions and unsound location. We may also be subject to liability for oil spills, reservoir damage and other accidents. The principal risks against which we may not be fully insured or insurable, or we may not be able to negotiate adequate contractual protection, are environmental liabilities, which may result from a blowout or similar accident, or liabilities resulting from reservoir damage alleged to be caused by our negligence. You should read “Item 4: Information on the Company—Regulation” for additional information on our operating risk. Further, there can be no assurance that we will be able to obtain adequate insurance coverage in the future at rates we consider reasonable.

The eventual outcome of legal proceedings may differ materially from our current estimates and beliefs.

From time to time in the ordinary course of our business, we are parties in certain legal proceedings. We are unable to predict with certainty and accuracy the outcome or effect of any litigation described in this report or of any other pending litigation. Therefore we cannot exclude that, contrary to management’s current estimates and beliefs, the eventual outcome of such matters could have a material adverse effect on our financial position, results of operations or liquidity. You should read “Item 8: Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” for additional information on our pending litigation, in particular the Balder litigation.

We have some significant clients.

For the year ended December 31, 2002, approximately 28%, 14% and 14% of our revenues were attributable to services provided to Norsk Hydro, BP and Statoil, our three largest customers. The loss of any of these significant clients, which could occur over time, could, at least in the short-term, have a material adverse effect on our results of operations. You should read “Item 4: Information on the Company—Business Overview—Customers” for additional information on our significant customers.

We have drilling contracts that contain cancellation clauses.

Drilling contracts contain cancellation clauses that permit our clients and our contractors to terminate the contract upon the occurrence of specified events. Such early cancellation of any of these contracts could have a material adverse effect on our business and results of operations. There can be no assurance that such clauses will not become effective and, if they become effective, that such parties will not exercise their cancellation right.

We are dependent on skilled personnel.

Our operations require highly skilled personnel to operate and provide technical services and support for our drilling units. As a result of increased demand for drilling services and increases in the size of the worldwide offshore drilling fleet, from time to time we may experience shortages of qualified personnel. Such shortages could create upward pressure on wages, difficulties in recruiting adequate crews and delays in reactivating rigs. We are committed to maintain adequate recruitment and training programs in order to meet our anticipated personnel needs. However, we cannot assure you that we will be able to attract and retain qualified personnel on terms which we find reasonable. The loss of key personnel, or our inability to attract and retain additional, highly skilled employees, could have a material adverse effect on our business, results of operations and financial condition.

Our results may be adversely affected by the capital-intensive nature of our business.

Our business is capital intensive and requires significant capital outlays for equipment such as mobile drilling units, tender rigs and other fixed assets. As a result, our financial expenses are high. Our inability to secure contracts and maintain high utilization rates for our fixed assets and crews will have an adverse impact on our operating results. Further, there can be no assurance that our existing and future contracts will provide revenues adequate to cover all fixed and variable costs associated with our rigs, or that such contracts will be renewed, extended or replaced upon expiration.

The concentration of ownership within the Smedvig family effectively may prevent change of control or the exercise of voting and other rights by other shareholders.

Peter T. Smedvig and other members of the Smedvig family beneficially own directly or indirectly approximately 39.5% of our outstanding Class A shares and approximately 11.5% of our outstanding Class B shares. As a result, the Smedvig family owns approximately 39.5% of our voting share capital and will continue to be in a position to block certain actions that require the approval of two-thirds or more of our voting share capital, including amendments to our articles of association and any mergers. Holders of Class B shares are generally not entitled to vote at general meetings of shareholders. You should read “Item 10: Additional Information—Memorandum and Articles of Association” for additional information on our capital structure. Peter T. Smedvig is currently chairman of our board of directors. In the event that circumstances arise in which the interests of the Smedvig family conflict with the interests of other shareholders, the other shareholders could potentially be disadvantaged. This concentration of ownership may also have the effect of delaying, deterring or preventing a change of control over us. You should read “Item 6: Directors, Senior Management and Employees” and “Item 7: Major Shareholders and Related Party Transactions” for additional information on our corporate governance and control.

Civil liabilities may not be enforceable against us.

We are organized under the laws of Norway. All but one of our directors and all of our executive officers (and certain experts named herein) are not residents of the United States, and all or a substantial portion of their respective assets are located outside the United States. As a result, it may not be possible for U.S. investors to effect service of process in the United States upon us or such persons, or to enforce against them judgments obtained in United States courts, including judgments predicated upon civil liability provisions of the federal securities laws of the United States. We have been advised by our Norwegian legal counsel, Thommessen Krefting Greve Lund AS, that in essence the enforceability in original actions or in actions for enforcement of judgments of United States courts of civil liabilities predicated upon the federal securities laws of the United States will be subject to the defendant giving its consent thereto.

ITEM 4:     INFORMATION ON THE COMPANY

GENERAL

We are an offshore drilling contractor headquartered in Stavanger, Norway. We own and operate a fleet of drilling units specifically designed for offshore oil and gas exploration and development and equipped for operations in harsh environments. Our primary activities are located in the Norwegian sector of the North Sea and in Southeast Asia, principally offshore Thailand, Brunei and Malaysia. As of December 31, 2002, our mobile drilling rig fleet consisted of:

•	2 semi-submersible drilling rigs: West Alpha and West Venture;

•	1 deepwater drillship: West Navion (in April 2003, the vessel’s name was changed to West Navigator); and

•	1 ultra-large jack-up rig: West Epsilon.

We also provide platform drilling services, well services and well maintenance services on fixed platforms in the Norwegian sector of the North Sea. We operate the world’s largest fleet of self-erecting tender rigs in Southeast Asia. Our tender rig fleet consists of 9 units, which are wholly or partially owned by us, including three semi-submersible tender rigs. We also have one tender rig under construction. You should read “Business Overview—Business Divisions—Tender Rigs Division” for additional information on our tender rigs.

We are a public company organized under the laws of Norway. We were incorporated on September 14, 1989. We are subject to the provisions of the Norwegian Act relating to Public Limited Liability Companies. You should read “Item 10: Additional Information—Memorandum and Articles of Association—Description of shares” for additional information on certain provisions of the Norwegian Public Limited Companies Act.

Our principal executive offices are located at Finnestadveien 28, P.O. Box 110, N-4001 Stavanger, Norway. Telephone number: +47 51 50 99 00.

Our registered agent in the United States is: CT Corporation System, 111 Eighth Avenue, New York, NY 10011. Telephone number: +1-212-894-8940.

HISTORY AND DEVELOPMENT OF THE COMPANY

The history of the Smedvig group dates back to 1915, when the Peder Smedvig Shipping Company was established. The Smedvig group entered the offshore oil and gas market by investing in an exploration company in 1965, at the start of offshore exploration and production activities in the North Sea. In 1973, further investment in the offshore market was made through the design, development and construction of the first Norwegian-flagged semi-submersible drilling unit, West Venture. The Smedvig group expanded our drilling business with the construction of the West Vanguard in 1982 and the West Vision in 1986 and by purchasing one of the largest operators of mobile drilling units in Norway in 1988. In 1989, we were reorganized to hold all of the Smedvig family’s offshore drilling and oil services businesses. In a private placement followed by a listing on the Oslo Stock Exchange in 1990, the Smedvig family’s interest in us was reduced to approximately 49%. In November 1996, we increased our equity capital through a U.S.$143 million stock offering to U.S., Norwegian and international investors, and by a listing of our shares on the New York Stock Exchange. The Smedvig family sold one million shares in connection with the equity offering. In 1998, the Smedvig family purchased 425,300 Class A shares and currently owns approximately 39.5% of the outstanding voting shares and 30.0% of our equity capital. You should read “Item 7: Major Shareholders and Related Party Transactions” for additional information on our major shareholders. Today, we operate independently from the other Smedvig family businesses.

In 1990, we increased our international presence by acquiring Robray Offshore Drilling Company Ltd (the predecessor of Smedvig Asia Ltd), a tender rig company headquartered in Singapore. We sold three of our tender rigs in 1991 and one additional tender rig in 1994 to Varia Perdana Sdn. Bhd., or Varia Perdana, a Malaysian company established under a joint venture between us, owning a 49% interest, and an entity controlled by the Renong Group, a Malaysian industrial group. In February 1997, we enhanced our presence in the developing Southeast Asian market through the acquisition of Petrodril Holdings, Inc., or Petrodril, the owner of one tender rig and one semi-submersible tender drilling rig. In January 1998, we signed an agreement to build an advanced semi-submersible tender rig against a five-year operating contract in Southeast Asia. The unit was delivered in April 1999. In October 2001, the new semi-submersible self-erecting tender rig West Alliance, similar to the design of West Menang, was delivered from the yard in Singapore. We simultaneously exercised our option to increase ownership interest in the rig from 28% to 100%. The total capital expenditure for the unit amounted to approximately U.S.$85 million. In January 2003, we decided to build a new tender rig (T-9) in Malaysia. The new unit will be an enhanced version of our existing tender barge design. Capital expenditure on this new unit is estimated to be U.S.$67 million with delivery in the first quarter of 2004.

In 1997, after restructuring our rig fleet in order to focus on the upper end of the worldwide offshore drilling market, we ordered a fifth-generation semi-submersible drilling rig and two deepwater drillships. We contracted these new units against five-year or longer operating contracts with major oil companies. In August 1998, we terminated the construction project for one of these drillships with the consent of the operator. In February 2000, we took delivery of the other deepwater drillship and the fifth-generation semi-submersible drilling rig.

In April 2001, we completed the sale of our semi-submersible drilling rig West Delta to Odfjell Drilling AS, a Norwegian drilling contractor. The sale price was approximately U.S.$110 million (approximately NOK 1,000 million), and our gain on the sale was estimated to be approximately U.S.$80 million (NOK 721 million).

In December 2002, we completed the sale of our semi-submersible drilling rig West Vanguard to Diamond Offshore. The sale price was approximately U.S.$69 million (approximately NOK 494 million) and our gain on the sale was estimated to approximately U.S.$51 million (NOK 351 million). The purpose of the divestments was to release capital for new investments and to allow us to focus on modern and technologically advanced drilling units for harsh environments and deep waters.

In pursuit of our previous strategy to broaden our range of technology products and services, between 1995 and 1997 we acquired six reservoir software and management companies and a drilling engineering company, which we combined under the name Smedvig Technologies, to offer reservoir technology products and services. In March 1999, we agreed to merge Smedvig Technologies with Multi-Fluid ASA, a Norwegian company listed on the Oslo Stock Exchange. The primary business of Multi-Fluid is the production of multiphase flow meters for the oil industry. Multi-Fluid was the surviving entity and was renamed Roxar ASA. At December 31, 2002, we held a 35% ownership interest in Roxar, which we have not consolidated, but we have reported as an associated company in our financial statements since May 11, 1999. The merger was completed in August 1999. In 2003, Smedvig together with Lime Rock Partners II, L.P., Riverside Investments LLC and Friends of Lime Rock LP formed a company called Lisme AS with the purpose of acquiring the remaining outstanding shares in Roxar. At April 30, 2003, Lisme controlled 99% of Roxar and Smedvig has a 44% ownership in Lisme. The ownership in Lisme will be reported as a associated company in our financial statements.

In 1991, we expanded our business to include mobile production solutions that capitalize on advances in floating production technology. We increased our involvement in this developing market in 1994, by committing to design, build and market the Balder FPU, which we subsequently sold to Esso. In April 1998, we decided to discontinue our mobile production activities in response to deteriorating market conditions, increased competition, low profitability and Esso’s termination of the Balder contracts.

We perform drilling and maintenance services on fixed platforms in the North Sea. In November 1998, as a result of our decision to concentrate on geographic markets in which we have a large business volume, we sold our platform drilling operations in the UK sector of the North Sea. We intend to maintain our leading position in the platform drilling market in the Norwegian sector of the North Sea.

SEGMENTAL INFORMATION

The following table shows our principal capital expenditures by division and by geographic area for 2000, 2001 and 2002:

	Year ended December 31,
	2000	2001	2002
	(NOK in millions)
By division
Mobile Units	278	116	273
Tender Rigs	32	819	72
Platform Drilling	27	16	9

Total	337	951	354

By geographic area
Norway	207	94	219
Brunei	—	—	2
Thailand	—	87	65
Malaysia	—	730	5
Other	130	40	63

Total	337	951	354

We expect to finance our capital expenditures out of cash generated by our operations, amounts remaining available under our U.S.$600 million credit facility, our long-term bonds and the issuance from time to time of short-term commercial paper.

BUSINESS STRATEGY

Our strategy is to strengthen our position as a preferred provider of offshore drilling services and pursue growth in selected international market segments. We seek long-term contracts through well-established relationships with our customers.

The key elements of our strategy platform are:

•	We are committed to providing customers with safe and efficient operations.

•	We will execute high quality operations by combining state-of-the-art mobile units with experienced and skilled employees.

•	We will capitalize on leading edge technology in deepwater operations.

•	We will develop its strong position in the tender rig market and pursue further organic growth opportunities in conventional as well as deep water areas.

•	We will offer a diversified product range in the platform drilling division through selected value-adding services.

INDUSTRY

Overview

The market for offshore drilling and oil services is fundamentally driven by the exploration, development and production expenditures of oil and gas companies and the availability of offshore drilling units. Industry exploration, development and production expenditures depend on the cash flow of oil and gas producers, which is primarily determined by oil and gas prices and production volumes. Oil and gas prices are influenced by a variety of political and economic factors beyond the control of oil and gas companies, including worldwide demand for oil and gas, production levels, governmental policies regarding exploration and development of reserves, political factors in producing countries and weather conditions.

During the last decade, the offshore drilling and oil services industry has seen a number of restructurings, consolidations and mergers that were driven in part by overcapacity, low margins and the need for greater cost efficiencies.

Increasing focus by the oil and gas companies on reducing their costs has had important implications for the offshore drilling and oil services business. Some of the oil and gas producers have redefined the core areas of their businesses and have downsized their organizations in order to concentrate their resources, maximize returns from existing assets and focus on finding and developing new reserves. As a result, oil and gas producers are increasingly outsourcing certain field exploration, development and production activities, including the commercial and technical aspects of development and operation. This has created new opportunities for the offshore drilling and oil services sector.

After a favorable period for the offshore drilling and services industry beginning in the mid-nineties, which was characterized by an increase in expenditures for exploration, production and development by oil companies, oil prices decreased to their lowest level in real terms in 1998. As a result of this decrease, oil companies deferred their exploration programs and cut back on planned investments. This in turn had a negative impact on the drilling industry and resulted in reduced demand for drilling capacity, a general decrease in dayrates and a significant decrease in the utilization rate for the world’s rig fleet. Since the second half of 1999, oil prices have recovered and, as a result, in 2000 and 2001 utilization rates and dayrates rebounded.

The year 2002, however, was characterized by significant fluctuations in oil and gas prices and great uncertainties due to the trend in the world economy. This translated into weaker demand for drilling services in some market segments especially the North Sea. For additional information you should read “—Outlook”.

The following table shows the yearly average crude oil trading prices, natural gas contract prices and U.S. dollar/Norwegian kroner exchange rates for 2000, 2001 and 2002.

	2000	2001	2002
Crude oil (U.S.$ per barrel Brent blend)	28.5	24.4	25.0
Natural gas (NOK per scm)	0.99	1.21	0.95
Norwegian kroner/U.S. dollar exchange rate (yearly average)	8.83	8.99	7.97

Outlook

The current outlook for the world economy has imposed uncertainty with respect to demand for oil and gas. In spite of historically high oil prices and strong cash flows, oil companies have been reluctant to significantly increase spending on exploration and development activities. Moreover, the fact that exploration programs in new deepwater areas have been somewhat disappointing has impacted drilling activities in these areas adversely in the short term.

On a statistical basis, demand for oil and gas has increased annually by one to three percent over the last decades. We strongly believe in growth in demand for energy and expect oil and gas to remain the primary supply sources. The fact that depletion rates for major existing oilfields are rapidly increasing is considered a challenge for oil companies. We believe that spending on exploration and development will have to rebound for oil companies to replace declining production rates on existing fields, to maintain current oil and gas reserve levels and even to procure growth in production.

Near term projections do not suggest improvement in current market conditions. For mobile units the market for conventional mid-water semi-submersibles is expected to remain soft in 2003, and unemployed periods for units on short-term assignments cannot be ruled out. In the longer term, demand for high quality mobile units is expected to improve for both mid-water and deepwater units. For tender rigs the market outlook remains sound due to existing plans for new field developments in Southeast Asia. A successful implementation of the cost-effective and novel concept combining tender rigs and floating wellhead platforms could expand the tender rig market niche further.

At the end of May, we had a backlog of drilling contracts averaging 7 months for our mobile units and 28 months for our tender rigs. We believe this contract situation is acceptable in the current market. However, the near term market outlook remains challenging.

ORGANIZATIONAL STRUCTURE

The following are our “significant subsidiaries”, as that term is defined by applicable rules of the Securities and Exchange Commission.

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)
Smedvig Rig AS	Norway	100%
Smedvig Offshore AS	Norway	100%
Smedvig Drillship I AS	Norway	100%
AS Smedvig Prodrill	Norway	100%
Smedvig Asia Ltd	Hong Kong	100%

(1)	Ownership percentage reflects proportion of voting power.

BUSINESS OVERVIEW

Business divisions

We have three business divisions:

•	Mobile Units;

•	Tender Rigs; and

•	Platform Drilling.

For accounting purposes only, we also maintain a further division, Discontinued Activities.

During 2000, 2001 and 2002, operations in the North Sea provided approximately 76%, 69% and 65% of our revenues and accounted for approximately 72%, 63% and 0% of our operating profit. The rest of the world, principally Southeast Asia, provided for approximately 24%, 31% and 35% of our revenues and accounted for approximately 28%, 37% and 100% of our operating profit in 2000, 2001 and 2002. Almost all of our North Sea revenues and operating profit were attributable to Norway in 2000 and 2001. In 2002, 86% of our North Sea revenues were attributable to Norway.

The following table sets forth our revenues, income and assets by geographic area:

	Year ended December 31,
	2000	2001	2002
	(NOK in millions)
Revenues from unaffiliated customers
Norway	2,728	2,634	1,866
Brunei	384	251	318
Thailand	263	280	328
Malaysia	112	360	399
Other	101	291	443

Total	3,588	3,816	3,354

Income (loss) before income taxes
Norway	602	628	57
Brunei	166	139	142
Thailand	45	66	93
Malaysia	49	130	192
Other	(10)	33	(71)

Operating profit	852	996	413
Net financial items	(895)	(545)	(169)
Other items(1)(2)(3)	—	721	(962)

Income (loss) before income taxes	(43)	1,172	(718)

Identifiable assets(4)
Norway	6,172	5,351	4,502
Brunei	1,768	705	449
Thailand	440	487	492
Malaysia	57	1,254	531
Other(5)	2,657	3,154	1,588

Total	11,094	10,951	7,562

(1)	Including gains on sale of assets of NOK 351 million and NOK 721 million for the years ended December 31, 2002 and 2001, respectively.

(2)	Including a write-down of West Navion amounting to NOK 1,313 million in 2002.

(3)	For more information on “Other items” you should read note 5 to our consolidated financial statements.

(4)	A substantial portion of our assets are mobile drilling units. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

(5)	Including West Navion at NOK 2,618 million, NOK 2,485 million and NOK 982 million for the years ended December 31, 2000, 2001 and 2002, respectively.

The following table sets forth our revenues by category of activities:

	Year ended December 31,
	2000	2001	2002
	(NOK in millions)
Revenues from unaffiliated customers
Mobile Units	2,113	2,184	1,423
Tender Rigs	774	900	1,076
Platform Drilling	698	732	855
Discontinued Activities	3	—	—

Total	3,588	3,816	3,354

Mobile Units Division

Our strategy for our Mobile Units Division is to offer innovative and cost-efficient services encompassing drilling, completion and maintenance of offshore wells in deep waters and harsh environments. We seek to maintain high utilization rates of our drilling units through long-term contracts in order to ensure stable cash flow. This renders us less vulnerable to market volatility and enables further investments and long-term growth. In line with this strategy, the fleet is concentrated on high specification drilling rigs generally employed under long-term contracts. We emphasize high quality operations, stressing safety, health, efficiency and environmental considerations.

Semi-submersible rigs consist of an upper working and living quarters deck resting on vertical columns connected to lower hull components. Such rigs operate in a “semi-submerged” position, remaining afloat, off bottom, in a position in which the lower hull is below the water line and the upper deck protrudes high above the surface. The rig is typically anchored or dynamically positioned and remains stable for drilling in the semi-submerged floating position, due in part to its wave transparency characteristics at the water line. The term “generation” indicates the year the semi-submersible rig was built and, to a certain extent, the semi’s drilling and deckload capabilities.

Jack-up rigs are mobile, self-elevating drilling platforms equipped with legs that are lowered to the ocean floor. Tugboats tow a jack-up rig to the drill-site with its hull riding in the sea as a vessel and its legs raised. At the drill-site, the legs are lowered until they rest on the seabed and jacking continues until the hull is elevated above the surface of the water. After completion of the drilling operations, the hull is lowered until it rests on the water, the legs are raised and the rig can be relocated to another drill-site.

Drillships are self-propelled ships equipped for drilling. Drillships are positioned over the well through either an anchoring system or a computer-controlled thruster system similar to that used on semi-submersible rigs. Certain drillships are capable of drilling in water depths of more than 6,000 feet, where jack-ups and other bottom-supported rigs are technically unable to operate.

Our dual handling capacity.    To perform drilling operations more efficiently West Venture and West Navion are equipped with a computerized hydraulic dual derrick system (RamRig) that provides for dual handling operations.

The dual handling capacity enables drilling and completion operations to be performed simultaneously. The units have two drilling areas for different tasks such as drilling, handling of blow-out preventer (BOP), cementing or logging, two of which may be performed simultaneously. As an example, while the main derrick is drilling, the auxiliary derrick can prepare and start the casing operation. This reduces the halts in the operations and increases the drilling efficiency significantly compared to conventional drilling units. The estimated time saving potential from the dual-handling feature on West Navion and West Venture is approximately 20% and 40% in single-well and multi-well cases, respectively. During operations, these savings have been achieved.

The dual handling system is especially advantageous for handling of subsea production equipment in completion of subsea production wells. We believe that for such operations the handling system on West Venture and West Navion is one of the best in the world.

On a worldwide basis only six drilling units currently have the quality of combining deepwater capabilities and dual handling capacity. In addition, West Navion and West Venture are the only deepwater units with dual handling capacity that are tailor-made for operations in arctic and harsh environments.

In 2002:

•	all our rigs were employed in the Norwegian sector of the North Sea with the exception of West Navion;

•	West Navion had assignments in UK and Canadian water; and

•	the utilization rate of our mobile units averaged 67%.

In February 2000, our fleet was expanded substantially with the delivery of two new advanced drilling units, the drillship West Navion and the semi-submersible drilling rig West Venture, which are designed and equipped for exploration and production drilling in deep waters and harsh environments. In March 2001, we decided to sell the third-generation semi-submersible drilling unit West Delta and in December 2002, we decided to sell the third-generation semi-submersible drilling unit West Vanguard. The purpose of the divestments was to release capital for new investment and focus on modern and technologically advanced drilling units for harsh environment and deep waters.

In 2001 and 2002, our Mobile Units Division accounted for approximately 57% and 42% of our revenues (excluding gains on sale of assets). Operating loss for the division in 2002 was NOK 87 million as compared to a operating profit of NOK 650 million in 2001. The decrease in operating profit was primarily due to a significant decline in both average dayrates and utilization of the drilling units combined with additional costs as three units had short yard-stays.

West Alpha.    The fourth-generation semi-submersible rig West Alpha worked for BP, Shell and Britannia over the course of the year. After completion of the contract with BP in February, the unit went to yard to replace the main engines and generator sets. The unit also experienced a three-month unemployed period due to a soft market. West Alpha is currently having maintenance, before commencing a contract in the North Sea for Statoil, keeping the unit employed until the beginning of November 2003.

West Vanguard.    The third-generation semi-submersible rig West Vanguard drilled production wells for Norsk Hydro on the Troll and Visund fields during the year. In December, the unit was sold for U.S.$ 68.5 million. We operated the unit until mid May 2003 in order to complete the existing drilling contract with Norsk Hydro.

West Epsilon.    The jack-up rig West Epsilon completed drilling operations offshore the Netherlands for Nederlandse Aardolie Maatschappij (NAM) in July. After a short yard-stay for upgrades in preparation for the ongoing drilling assignment for BP, the rig was moved to the Norwegian sector. The current contract with BP is expected to keep the unit employed throughout 2003.

West Venture.    In 1996, we, in close cooperation with Norsk Hydro, developed a new fifth-generation semi-submersible drilling rig concept intended for efficient development drilling in deep water and harsh environments. In February 1997, we ordered West Venture from Hitachi Zosen, the Japanese yard, on the basis of a long-term contract with Norsk Hydro. West Venture is one of the world’s first fifth-generation rigs and is equipped with a dual drilling derrick system (RamRig), a full dynamic positioning system and a deepwater capability of 5,500 feet. Its drilling efficiency exceeds that of our other existing drilling rigs. The rig was delivered in February 2000. The investment cost increased due to the delayed delivery and totaled U.S.$340 million (approximately NOK 2,620 million).

Since March 2000, the rig has been drilling on the Troll field for Norsk Hydro. Our long-term contract with Norsk Hydro expires in February 2004. Norsk Hydro has annual renewal options for an additional seven years. In 2002, the utilization rate for this rig was reduced by certain minor technical issues.

West Navion.    In 1997, we entered into agreements with Navion ASA for the construction of two deepwater drillships, West Navion I and West Navion II, against long-term contracts. In August 1998, we and Navion ASA decided to terminate our jointly owned construction project for the drillship West Navion II due to major uncertainties regarding the total construction costs and anticipated delivery date. This decision was made with the consent of the operator, Shell. Our share of the costs associated with the termination amounted to NOK 535 million. Navion ASA, which was to own 50% of the vessel, bore the remaining portion of these costs.

In February 2000, we took delivery of West Navion. Immediately after delivery, the ship began drilling operations for Statoil in the Norwegian sector of the North Sea. This vessel is equipped with a modern hydraulic drilling system (RamRig), a full dynamic positioning system, a high deck load capacity and a deepwater drilling capability of 8,200 feet. We have operational responsibility for, and a 50% ownership interest in, the drillship, in which Statoil ASA has the remaining 50% ownership interest. The investment cost for the drillship was approximately U.S.$660 million at delivery, a significant increase from the original estimate of U.S.$250 million. The increase in cost was primarily due to design modifications, weight increases, delays in equipment deliveries, equipment for deeper waters and tight time schedules.

In 2002, the drillship was written down by NOK 1,313 million. The write-down was triggered by the new accounting standard for impairment of assets, implemented by us in 2002. For additional information on this write-down, you should read note 5 to the consolidated financial statements.

Over the course of the year, the drillship West Navion, completed deepwater exploration wells for Marathon Oil offshore Canada and for Amerada Hess in U.K. waters. In addition, some abandonment work was performed for BP in U.K. waters. During the operations in Canada, the drillship experienced a ten-week halt in operations for repair work of the derrick and the marine riser. Following completion of the work for Amerada Hess and BP, the unit was temporarily laid-up in early December. West Navion was laid-up in Algeciras, Spain, until the unit commenced operations for ChevronTexaco west of Shetland, in late March 2003. Subsequently, West Navion has assignments for Esso and Statoil in the Norwegian Sea. In June 2003, we were awarded a letter of intent by Woodside for drilling two wells offshore Mauritania in West Africa, with options for additional four wells. This assignment is expected to keep the vessel continuously employed until November/December 2003.

The following table sets forth certain information concerning our mobile drilling units as of May 31, 2003:

Mobile Drilling Units

Type and Name	Ownership %	Maximum Water Depth Capability(ft)	Variable Deck Load (MT)	Attributes	Year Built/ Latest Enhancement	Current Location/ Customer	Estimated Contract Expiration
Semi-submersibles West Venture (fifth-generation)	100.0	5,500	5,000	DP, DD, TDS, 4M 15K	2000	Norway/Norsk Hydro	February 2004/ Options for further seven years
West Alpha (fourth-generation)	52.4	2,500	5,000	SP, TDS, 3M, 15K	1986/99	Norway/Statoil	November 2003/ 1 well
Drillship West Navion	50.0	8,200	5,800	DP, DD, 3M, TDS, 15K	2000	Norway/Esso/ Statoil	July 2003 September 2003
Ultra-large Jack-up West Epsilon	100.0	380	3,350	IC, SO, TDS, 3M, 15K	1993	Norway/BP	December 2003

Attributes

DP = Dynamic Positioning	IC = Independent-Leg Cantilevered Rig	SP = Self-Propelled	4M = Four Mud Pumps
DD = Dual Derrick	SO = Skid-Off Capability	TDS = Top-Drive Drilling System	3M = Three Mud Pumps
15K = 15,000 psi Blow-Out Preventer

We generally seek to secure long-term contracts for our mobile drilling units under favorable market conditions that allow for attractive fixed and incentive-type dayrate structures. Our contracts for mobile drilling units provide for a basic drilling dayrate and some provide for a lower or zero dayrate during periods of mobilization or when drilling operations are interrupted or restricted by equipment breakdowns, adverse environmental conditions or other conditions beyond our control. The contracts also contain clauses pursuant to which the customer assumes responsibility for all or a substantial part of any changes in personnel, insurance or other costs, subject to certain limitations. The initial terms of our current mobile drilling contracts generally expire on the estimated expiration date specified in the table above, which our customers may extend through the exercise of options provided for in some of the contracts. When our existing contracts expire, we can give no assurance that such contracts will be renewed or extended, that new contracts will be available or, if contracts are available, that they will provide revenues adequate to cover all fixed and variable costs associated with the rigs. At December 31, 2002, we had eight months of average contract coverage for our mobile units as compared to fourteen months at December 31, 2001.

The following table sets forth certain information of our rig utilization during the past three years, ending December 31, 2002:

Mobile Drilling Fleet Utilization (1)

	Averages for Year Ended December 31,
	2000	2001	2002
	Company	Company	Company (2)
Drillships
Supply	0.8	1.0	1.0
Utilization	100%	100%	76%
Fifth-Generation Semi-submersibles
Supply	0.7	1.0	1.0
Utilization	100%	100%	100%
Fourth-Generation Semi-submersibles
Supply	1.0	1.0	1.0
Utilization	100%	100%	56%
Other Semi-Submersibles
Supply	2.0	1.3	1.0
Utilization	93%	100%	100%
Total Semi-Submersibles
Supply	3.7	4.3	4.0
Utilization	97%	100%	85%
Jack-ups
Supply	1.0	1.0	1.0
Utilization	100%	92%	79%

(1)	Company data for each period is based on all rigs operated during such period. Company statistics have been determined under the “working method,” which is the ratio of the number of rig days in operation to the total number of rig days available.

(2)	Under the “revenue method,” which is the ratio of the contractual revenue actually generated to the maximum potential revenue obtainable pursuant to the operating contract, in 2002 the utilization rates were as follows: 67% for the drillship, 84% for fifth-generation semi-submersibles, 52% for the fourth-generation semi-submersible, 93% for other semi-submersibles, 76% for total semi-submersibles and 83% for the jack-up.

Tender Rigs Division

We are one of the world’s leading operators of self-erecting tender rigs. Through our wholly owned subsidiary, Smedvig Asia Ltd., we have more than 30 years of offshore operating experience in the Southeast Asia region, where we are one of the largest operators of self-erecting tender rigs used for production drilling and well maintenance. We aim to further increase our involvement in production drilling in Southeast Asia. This strategy entails an organic expansion of the tender rig fleet to maintain our market position. We anticipate that the market in Southeast Asia will demand more advanced units in the longer term due to the development of new and improved technology and drilling in deeper waters that requires higher drilling and deck load capabilities than traditional tender rigs. In order to meet this challenge, we took delivery of one advanced semi-submersible tender rig in 1999 and another one in 2001 and have one under construction.

As of December 31, 2002, we operated a fleet of nine self-erecting tender drilling rigs, which represents approximately 41% of the world’s fleet of this type of drilling unit. We wholly own six of the units, while the Malaysian company Varia Perdana owns the remaining three. We own a 49% interest in Varia Perdana, with the Malaysian company Crest Petroleum Bhd controlling the remaining interest.

Self-erecting tender rigs allow for drilling operations to be performed from fixed platforms without permanently installed drilling facilities. Prior to start-up of drilling operations, a heavy-lift crane onboard the tender rig lifts the modularized drilling equipment set onto the platform. After completion of the drilling operations, the equipment is removed in a similar manner. The tender contains living quarters, a helicopter deck, storage for drilling supplies, power supply and support systems for running the drilling operations.

There are two different kinds of self-erecting tender rigs: the traditional monohull purpose-built barge and the newer semi-submersible tender rig (semi-tender). The semi-tender has a hull design that allows for operations in rougher weather conditions. There are four units of the semi-submersible design, three of which are owned and operated by us (West Pelaut, West Menang and West Alliance). Historically, the use of self-erecting tender rigs has been important in Southeast Asia because it allows development and workover operations to be done on small fixed platforms, without the need for permanently installed drilling packages.

Operations of the tender rigs division proceeded well, and the average utilization rate for the units was 99% as compared to 89% in 2001. Operating profit increased to NOK 443 million from NOK 342 million in 2001 due to higher utilization of the tender rig fleet, as well as higher dayrates on new contracts.

The market conditions for tender rigs remained stable in 2002 and we secured new contracts for our available units. In addition, the oil companies exercised available options to extend contracts for our units.

Currently, all of our tender rigs are employed in Southeast Asia. At December 31, 2002, the average contract coverage for our tender rigs was 26 months compared to 24 months at December 31, 2001.

The table below sets forth certain information concerning our tender rig fleet as of May 31, 2003:

Tender Rig Fleet

Rig Designation	Ownership %	Year Built/ Latest Upgrade	Current Location/Customer	Estimated Contract Expiration(1)
T-2(2)	49	1975/91	Malaysia/EMEPMI	May 2004/Option for eight additional months
T-3(2)	49	1980/98	Malaysia/Carigali	February 2004/Option for twelve additional months
T-4	100	1981/98	Thailand/Unocal	April 2008
T-6(2)	49	1983/98	Malaysia/Petronas	October 2004
T-7	100	1983/95	Thailand/Unocal	July 2006
T-8	100	1982/98	Singapore	December 2003
West Pelaut	100	1994	Brunei/Shell	April 2009/With 5 one year options
West Menang	100	1999	Brunei/Shell	April 2004
West Alliance	100	2001	Indonesia/Unocal	February 2006

(1)	The duration of the contracts depends on the oil companies’ drilling programs. The above-mentioned dates are therefore estimated ending dates.

(2)	Varia Perdana, a Malaysian joint-venture company in which we own a 49% interest, owns T-2, T-3 and T-6.

T-2, T-3.    During the year, tender rigs T-2 and T-3 worked for Exxon Mobile Exploration and Production Malaysia Inc (EMEPMI) in Malaysia. T-2 is contracted to EMEPMI until May 2004. In 2003, T-3 has been assigned to Carigali for a contract ending in February 2004. The contracts for both tender rigs provide EMEPMI and Carigali with an option to extend for eight and twelve additional months, respectively.

T-4.    In 2002, T-4 continued its work for Unocal in the Gulf of Thailand. In December, the unit entered a scheduled four-month yard-stay for an extensive upgrade including widening of the hull, a new heavy-lift crane and a new derrick-set that allows for parallel activities that will enhance the unit’s efficiency. T-4 commenced operations on a five-year contract with Unocal in Thailand mid-April 2003.

T-6.    In 2002, T-6 continued its work for Petronas Carigali in Malaysia. The long-term contract expires in the fourth quarter of 2004.

T-7.    In 2002 , T-7 continued drilling operations in Thailand for Unocal. The long-term contract ends in the third quarter of 2006.

T-8.    In 2002, the rig continued drilling operations for PTT Exploration and Production Company, or PTTEP, in the Gulf of Thailand. The unit is on contract throughout 2003.

T-9.    In January 2003, we entered into a contract with Malaysia Shipyard and Engineering Sdn. Bnd. for the construction of a new self-erecting tender rig. The new unit will be an enhanced version of our existing tender barge design. Capital expenditure is estimated to U.S.$ 67 million, and delivery is scheduled for the first quarter 2004. At present, we have not entered into any drilling contract for the new tender rig.

West Pelaut and West Menang.    The two semi-submersible tender rigs West Pelaut and West Menang continued operations for Brunei Shell in 2002. In April 2003, West Pelaut was awarded a five-year extension of the contract with Brunei Shell at an increased dayrate, which includes construction of a new derrick equipment set to enhance the operational efficiency. The extension also provides Brunei Shell with five one year option to extend. The drilling contract for West Menang expires in the second quarter of 2004.

West Alliance.    The semi-tender performed drilling operations for EMEPMI in Malaysia until December. In February 2003, the unit commenced operations for Unocal offshore east Borneo in Indonesia after a short yard-stay to make minor modifications for the Unocal work. The duration of the assignment is three years and includes drilling of production wells in 1,000 meters water depth. This is the first deepwater assignment for a self-erecting tender rig.

The following table sets forth certain information of the utilization of our tender rig for the last three years:

Tender Rig Utilization(1)

	2000	2001	2002
	Company	Company	Company
Supply	10	8.2	9
Utilization	71%	89%	99%

(1)	Company data for each period is based on all rigs owned and operated during such period. Company statistics have been determined under the “working method”, which is the ratio of the number of rig days in operation to the total number of rig days available.

Platform Drilling Division

We aim to maintain our strong positions in the platform production drilling and the well services markets in the Norwegian sector of the North Sea. We target to deliver safe, innovative and efficient drilling services through high quality management systems and experienced and skilled employees. In this process, long-term relationships with oil companies are essential.

In 2002, we performed production drilling and maintenance activities on several fixed installations in the Norwegian sector of the North Sea. In addition:

•	we conducted well service operations from a number of mobile drilling rigs and fixed installations; and

•	we completed several projects to modify and upgrade equipment on fixed installations.

In 2002, the Platform Drilling Division accounted for approximately 25% of our revenues, compared to 19% in 2001. Operating profit increased to NOK 63 million in 2002 from NOK 50 million in 2001, due to an overall increase in activity.

Statfjord (Statoil).    Our largest single platform drilling contract is on the Statfjord field on the Norwegian continental shelf, where we have performed platform drilling services for Statoil since 1982. In 2002, we provided drilling services on two of the platforms and maintenance services on the third on an ongoing basis. We also completed various projects to upgrade and modify drilling equipment on the platforms. The contract will expire in September 2004.

Veslefrikk (Statoil).    Veslefrikk was the first field in the Norwegian North Sea to be developed with a floating production unit. A semi-submersible drilling rig was converted to a production unit, complete with living quarters and process equipment, and named Veslefrikk B. In addition to our drilling crew, the Veslefrikk B complement consists of our maritime crew, who serve the maritime control room that is similar to the bridge on a ship and is responsible for mooring, positioning, ballasting and operating cranes. The drilling equipment is installed on a fixed wellhead platform, Veslefrikk A. In 2002, we conducted drilling operations on the A platform and supplied maritime personnel on the B platform for Statoil.

Ekofisk (Phillips).    Under the contract with Phillips Petroleum on the Ekofisk field, we drilled water- and gas-injection wells on Eldfisk and carried out well maintenance services on other platforms in the Greater Ekofisk area. The contract that commenced late 1992 was completed in the fourth quarter of 2002.

Ula/Gyda/Valhall (BP).    In 2002, we performed drilling and maintenance operations on the Ula, Gyda and Valhall fields. The contract duration is one year with annual renewal options. In April 2003, BP extended our contract by another six months.

Well Services.    We provide wireline well intervention for the purpose of electronically or mechanically processing or obtaining data from live wells. Revenues from our well services total amounted to approximately NOK 125 million in 2002, an increase of approximately 10% compared to 2001. In 2002, the Well Services business performed operations for Norsk Hydro, Shell and Statoil.

The following table sets forth the status of our contracts for fixed platform drilling projects as of May 31, 2003:

Fixed Installations

Field	Customer	Contract Awarded	Estimated Contract Expiration
Norway
Statfjord A, B and C	Statoil	July 1982	September 2004
Veslefrikk A and B	Statoil	July 1987	Field lifetime (1)
Ula/Gyda/Valhall	BP	March 2000	October 2003 (2)

(1)	Expected to be until 2015.

(2)	BP has an option to extend the contract by one or three years.

Sales and marketing

Our marketing staff and our senior executives in each division are in regular contact with our existing and potential customers. In addition to responding to requests for tenders and proposals, through informal discussions and formal presentations, we actively seek opportunities to promote the use of our assets and services.

Customers

In the last five years, we have provided offshore drilling and other services to many leading international oil and gas companies, including Statoil, Norsk Hydro, Phillips Petroleum, Esso, TotalFinaElf, Amerada Hess, BP, Unocal, Shell, Petronas, ExxonMobil, Thaipo and PTTEP. Our three largest customers during 2002 were Norsk Hydro, BP and Statoil, which accounted for 28%, 14% and 14% of our consolidated revenues, respectively. Our three largest customers in 2001 were Norsk Hydro, Statoil and Shell Brunei, which accounted for 37%, 26% and 7% of our consolidated revenues, respectively, while our three largest customers in 2000 were Statoil, Norsk Hydro and Shell Brunei, which accounted for 41%, 30% and 11% of our consolidated revenues, respectively.

Our contracts

Our preference is to employ our assets on the basis of long-term contractual arrangements. In a market where dayrates are profitable and rising, we seek long-term contracts only, while in weaker markets we generally accept only short-term contracts. Long-term contracts require less mobilization/demobilization costs, decrease volatility of return on assets, require less management time and, in our opinion, enhance customer relationships. Although this strategy affords some protection against the negative effects of cyclicality and/or volatility in the industry, this preference for long-term asset utilization also limits our ability to participate fully in short-term upswings in the market. We believe these advantages offset the possible foregone revenues from dayrates that in some periods may be lower than short-term market peaks.

Contracts for services of our Mobile Units Division, Platform Drilling Division and Tender Rigs Division are typically multi-year. Actual contract duration generally varies depending on the number of wells involved and the time required for the particular project. Contracts generally provide an established dayrate structure, payable monthly, and some provide for lower dayrates during periods of immobilization or under certain circumstances when operations are interrupted or restricted. Under some contracts, we are entitled to additional payments for exceeding performance goals. The contracts also provide for the assumption by the customer of responsibility for changes in certain costs. Many contracts are extendable at the option of the other party. Such options may involve re-setting the dayrate based on current market rates. The contracts may be terminated by the customer upon the occurrence of certain events, including force majeure, and some contracts permit termination by the customer at any time without cause, subject to the payment of termination fees that are generally intended to minimize the financial impact of such termination on us. In addition, some of the operating contracts for the units under construction may be terminated and provide for liquidated damages if we fail to deliver the units within the time frames specified in the contract.

Competition

We are faced with competition that may vary in nature with regard to each of our business divisions. While consolidation in the offshore drilling and oil services industry has decreased the number of competitors over the past few years, some of our competitors have significantly greater financial, marketing, personnel and other resources than us. As a result, such competitors in some cases may be better able to withstand cyclical fluctuations in demand for offshore drilling and oil services or to compete for existing demand for certain services.

Our Mobile Units Division, Platform Drilling Division and Tender Rigs Division operate in the offshore drilling industry, which historically has been highly cyclical, with periods of high demand, short rig supply and high dayrates followed by periods of low demand, excess rig supply and low dayrates. The mobile drilling and tender rigs market is characterized by high capital costs, long lead times for construction of new rigs and significant competition for relatively few customers. The offshore drilling business is influenced by many factors, including the current and anticipated prices of oil and gas (which affect the expenditures by oil and gas companies for exploration and production) and the availability of drilling units. Drilling contracts are traditionally awarded on a competitive bid basis. While an operator selecting a rig may consider, among other things, the quality of service and equipment, price competition is often the primary factor in determining who, among qualified contractors, is awarded a job. However, it is not unusual for contracts for technically advanced drilling units to be awarded on a negotiated basis rather than through competitive bidding.

REGULATION

Governmental regulation and environmental matters

Many aspects of our operations are affected by domestic and foreign political developments and are subject to numerous domestic and foreign laws and regulations that may relate directly or indirectly to the offshore drilling and oil services industry, including, without limitation, laws and regulations controlling the discharge of materials into the environment, requiring removal and cleanup or otherwise relating to environmental protection, and certification, licensing, safety and training and other requirements imposed by treaties, laws, regulations and conventions in the jurisdictions in which we operate. The offshore drilling and oil services industry is dependent on demand for services from the oil and gas exploration industry and, accordingly, is affected by changing taxes, regulations and other laws relating to the oil and gas industry generally.

In recent years, concern over protection of the environment has increased. Offshore drilling in certain areas has been opposed by environmental groups and, in certain areas, has been restricted. To date, we have not had material operations in any areas where offshore drilling has been subject to such opposition or restriction. Accordingly, such opposition and restriction has not had a material impact on our operations. However, to the extent new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry in general and the offshore drilling industry in particular, our business and prospects could be adversely affected.

Our operations involve the use or handling of materials that may be classified as environmentally hazardous substances. Environmental laws and regulations applicable in the countries in which we conduct operations have generally become more stringent. Such laws and regulations may expose us to liability for the conduct of or conditions caused by others, or for our acts which were in compliance with all applicable laws at the time such acts were taken. While we do not believe that environmental regulations have materially increased our capital expenditures or had a material adverse effect on our results of operations or competitive position, we have invested and will continue to invest in capital expenditures necessary for the protection of life, health and the environment. However, the modification of existing laws or regulations or the adoption of new laws or regulations curtailing or further regulating exploratory or development drilling and production for oil and gas for political, economic, environmental or other reasons could have a material adverse effect on our operations. We cannot predict the extent to which future earnings may be affected by compliance with any such new legislation or regulations. In addition, we may become subject to additional laws and regulations as a result of future rig relocations.

Whenever possible, we generally seek to obtain indemnity agreements from our customers requiring such customers to hold us harmless in the event of liability for pollution that originates below the water surface, and maintain marine liability insurance and additional expense coverage which affords limited protection to us. There can be no assurance that such contractual indemnification or insurance coverage will be sufficient or effective to protect us from liability or exposure to additional expense.

The majority of our mobile units and tender rigs as well as the drillship are taxed according to the Norwegian tax scheme for shipowning and offshore companies. According to the principles of the scheme, no income tax is assessed on the operating results of those companies that qualify and decide to participate in the scheme. Under the scheme, taxation will occur when dividends are paid by companies within the scheme or when a company decides to withdraw from the scheme. In addition, some of our net financial items are subject to ordinary Norwegian taxation. We joined the tax scheme with effect from 1996 for the majority of our fleet. For companies entering the scheme, deferred tax on temporary differences are reversed. Since we deem it preferable to stay within the scheme in the long term and available taxed funds for distribution are expected to be sufficient to cover expected dividend payments in the long term, no provision for taxes has been provided for those companies within the scheme.

PROPERTY, PLANTS AND EQUIPMENT

Properties

Our principal executive offices are located in Stavanger, Norway. Smedvig Offshore has entered into leases with A/S Veni for the base at Dusavik and for the offices expiring October 2003 and January 2008, respectively. The offices are also the location of Smedvig asa. A/S Veni is a real estate company wholly owned by Peter T. Smedvig and other members of the Smedvig family. See “Item 7: Major Shareholders and Related Party Transactions”. Our other leased facilities are located in Stavanger and Bergen, Norway, Singapore, Kuala Lumpur, Malaysia, and Bangkok, Thailand. We believe that all of our owned and leased properties are well maintained and are suitable and adequate for our present activities. You should read “—Business Overview” for additional information on our equipment.

ITEM 5:     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements, the notes to such statements and the other information included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with Norwegian GAAP, which differ in certain significant respects from U.S. GAAP. For a discussion of the principal differences between Norwegian GAAP and U.S. GAAP and a reconciliation of net income for each of the years in the three-year period ended December 31, 2002, and shareholders’ equity as of December 31, 2001 and 2002 from Norwegian GAAP to U.S. GAAP, you should read note 30 to our consolidated financial statements.

OPERATING RESULTS

Overview

Set forth is a brief description of the geographical and industry segments into which we operate and a discussion of the important drivers of our revenues and operating expenses, together with information regarding gains/losses on sales of assets depreciation, minority interests and our recent change in accounting standard.

Geographic segments.    Approximately 76%, 69% and 65% of our revenues for the years ended December 31, 2000, 2001 and 2002 were attributable to our North Sea activities. Almost all of such North Sea revenues for the years 2000 and 2001 were generated in Norway. In 2002, 86% of such revenues were generated in Norway. Revenues attributable to Brunei represented approximately 11%, 7% and 9% of our revenues for the years ended December 31, 2000, 2001 and 2002. Revenues attributable to Thailand represented approximately 7%, 7% and 10% of our revenues for the years ended December 31, 2000, 2001 and 2002. Revenues attributable Malaysia represented approximately 3%, 9% and 12% of our revenues for the years ended December 31, 2000, 2001 and 2002. Revenues from activities elsewhere (principally related to West Navion) represented approximately 3%, 8% and 13% of our revenues for the years ended December 31, 2000, 2001 and 2002. You should read note 2 to our consolidated financial statements for additional information on our revenues.

Industry segments.    As of December 31, 2002, we had three divisions: Mobile Units, Platform Drilling and Tender Rigs. For accounting purposes only, we also maintain a fourth division, Discontinued Activities.

The following table sets forth certain income and expense items as a percentage of total revenues for the periods indicated:

	Year ended December 31,
	2000	2001	2002
Revenues	100%	100%	100%
Operating Expenses:
Personnel costs	35	36	44
Other operating expenses	29	26	31
Depreciation	12	12	13

Total operating expenses	76	74	88

Operating profit	24	26	12

Interest income	2	2	1
Interest expenses	(11)	(12)	(7)

Other financial items	(16)	(4)	1

Net financial items	(25)	(14)	(5)

Income before other items	(1)	12	7

Write-down of assets	—	—	(39)
Gains on sale of assets	0	19	11

Income before income taxes	(1)	31	(21)

Income taxes	3	(3)	(3)

Net income	2	28	(24)

Results of operations

The following table sets forth the revenues, operating profit (loss) and EBITDA by division and consolidated cash flow information for the periods indicated:

	Year ended December 31,
	2000	2001	2002
	(NOK in millions)
Revenues
Mobile Units	2,113	2,184	1,423
Tender Rigs	774	900	1,076
Platform Drilling	698	732	855
Discontinued Activities(1)	3	—	—

Total revenues	3,588	3,816	3,354

Operating Profit
Mobile Units	599	650	(87)
Tender Rigs	238	342	443
Platform Drilling	63	50	63
Discontinued Activities(1)	(48)	(46)	(6)

Total operating profit	852	996	413

Cash Flow
Net cash flow provided by operating activities	810	1,029	645
Net cash provided by (used in) investing activities	(411)	32	101
Net cash provided by (used in) financing activities	(31)	(1,242)	(999)

EBITDA(2)
Mobile Units	1,000	1,056	280
Tender Rigs	353	458	586
Platform Drilling	79	68	81
Discontinued Activities(1)	(48)	(46)	(6)

Total EBITDA	1,384	1,536	941

(1)	In April 1998, we discontinued our mobile production activities and terminated our projects within the mobile production division. The only activity remaining under Discontinued Activities is the Balder litigation.

(2)	You should read note (8) in “Item 3: Key Information—Selected Consolidated Financial Information”, for the definition of EBITDA and a reconciliation to operating profit. Reconciliation of EBITDA to operating profit by division:

	Year ended December 31,
	2000	2001	2002
	(NOK in millions)
Mobile Units
Operating profit (loss)	599	650	(87)
Depreciation	334	354	323
Amortization	67	52	44

EBITDA	1,000	1,056	280

Tender Rigs
Operating profit	238	342	443
Depreciation	92	92	110
Amortization	23	24	33

EBITDA	353	458	586

	Year ended December 31,
	2000	2001	2002
	(NOK in millions)
Platform Drilling
Operating profit	63	50	63
Depreciation	16	18	18
Amortization	—	—	—

EBITDA	79	68	81

Discontinued activities
Operating loss	(48)	(46)	(6)
Depreciation	—	—	—
Amortization	—	—	—

EBITDA	(48)	(46)	(6)

Total EBITDA	1,384	1,536	941

Impact of trends in oil and natural gas prices.    Demand for our services depends on oil and gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of other economic and political factors that are beyond our control. Demand for our drilling units and services is particularly sensitive to the level of development, production and exploration activity of, and the corresponding capital spending by, oil and natural gas companies. Any prolonged reduction in oil and natural gas prices would depress the level of exploration, development and production activity. Lower levels of activity would result in a corresponding decline in the demand for our drilling units and services and a decrease in our utilization rates and dayrates, which could have a material adverse effect on our revenues and profitability.

Impact of foreign currency risk.    We generate most of our revenues in U.S. dollars and our assets are valued in U.S. dollars. Consequently, we benefit from a strong U.S. dollar. In order to limit our currency risk, we finance our assets through the issuance of U.S. dollar-denominated debt. Prior to April 1, 2001, we translated our long-term liabilities in foreign currency, currently U.S. dollars, at year-end exchange rates, and we recorded our corresponding unrealized translation losses or gains in the income statement under financial items. As a result, our foreign currency losses included in our net income for 2000 and 2001 were NOK 574 million and NOK 136 million.

However, as a result of the significant increase in the Mobile Units and Tender Rigs activities conducted in U.S. dollars which has prompted the reorganization of the group and the refinancing of the U.S. dollar credit facility, we adopted the U.S. dollar as the functional currency for the subsidiary which now holds the U.S. dollar debt and a substantial portion of our fixed assets beginning in the second quarter of 2001. Accordingly, the impact of translating the U.S. dollar debt into Norwegian kroner will no longer be included in net income, but will be reflected as a component of shareholders’ equity.

You should read “—Year ended December 31, 2002 compared to year ended December 31, 2001—Revenues” for information on the impact of the lower U.S. dollar/Norwegian kroner exchange rate on our revenues in 2002

Revenues

Revenue recognition.    Substantially all of our revenues are derived from drilling contracts, production contracts or other service contracts. Revenues from contracts are recognized during the period in which the services are rendered at the rate structures stipulated in the contracts. Revenues are primarily a function of dayrates and utilization, which can vary considerably over time depending on market demand. Contracts for services of our Mobile Units, Tender Rigs and Platform Drilling divisions are typically multi-year. Actual contract duration generally varies depending on the number of wells involved and the time required for the particular project. Contracts generally provide an established dayrate structure, payable monthly, and some provide for lower dayrates during periods of mobilization or under certain circumstances when operations are interrupted or restricted. Under some contracts, we are entitled to additional payments for exceeding performance targets. The contracts also provide for the assumption by the customer of responsibility for changes in certain costs. Many contracts are extendable at the option of the other party. Such options may involve re-setting the dayrate based on current market rates. The contracts may be terminated by the customer upon the occurrence of certain force majeure events and some contracts permit termination by the customer at any time without cause, subject to the payment of termination fees.

Mobile Units Division.    We derived approximately 59%, 57% and 42% of our revenues for the years ended December 31, 2000, 2001 and 2002 from our Mobile Units Division. Our Mobile Units Division generated approximately NOK 2,113 million, NOK 2,184 million and NOK 1,423 million in revenues and NOK 599 million, NOK 650 million and minus NOK 87 million in operating profit for the fiscal years ended December 31, 2000, 2001 and 2002.

All of our semi-submersible and jack-up rigs as well as our drillship, are currently employed offshore Norway. We believe that the employment of our mobile drilling assets under contract will reduce our exposure to market variations and fluctuations in oil prices over the next year. Revenues are also affected by rig mobilizations, demobilizations and time out-of-service. The termination of certain contracts, or their expiration if not renewed or replaced, can also adversely affect our results of operations and liquidity. You should read the table captioned Mobile Drilling Units under “Item 4: Information on the Company—Business Overview—Business Divisions—Mobile Units Division” for additional information on our mobile units contracts.

Tender Rigs Division.    Substantially all of our revenues from tender rig operations are derived from Brunei, Thailand and Malaysia. At present, we also have one tender rig employed offshore Indonesia. We derived approximately 22%, 24% and 32% of our revenues for the years ended December 31, 2000, 2001 and 2002 from our Tender Rigs Division. Tender rig contracts generated approximately NOK 774 million, NOK 900 million and NOK 1,076 million in revenues and approximately NOK 238 million, NOK 342 million and NOK 443 in operating profit for the years ended December 31, 2000, 2001 and 2002.

We believe that the market outlook for tender rigs in Southeast Asia should remain stable due in part to rising energy consumption and an anticipated increase in new field developments in the region. However, future developments in this market are difficult to predict. We own a 49% interest in Varia Perdana, which owns three tender rigs. This arrangement has enhanced our presence in the developing Southeast Asian market, particularly in Malaysia. In 2000, we signed an agreement to build another semi-submersible tender rig, further increasing our fleet of self-erecting tender units. The unit was delivered in November 2001. In January 2003 we entered into an agreement with Malaysia Shipyard and Engineering for the purpose of building a new tender rig. The unit is scheduled for delivery in the first quarter 2004, and capital expenditures is estimated to U.S.$ 67 million. You should read “Item 4: Information on the Company—Business Overview—Our Business Divisions—Tender Rigs Division” for additional information on the operations of our Tender Rigs Division.

Platform Drilling Division.    We have a portfolio of high quality, long-term contracts for platform drilling operations in the North Sea. We derived approximately 19%, 19% and 26% of our revenues for the years ended December 31, 2000, 2001 and 2002 from our Platform Drilling Division. Our Platform Drilling Division generated approximately NOK 698 million, NOK 732 million and NOK 855 million in revenues and NOK 63 million, NOK 50 million and NOK 63 million in operating profit for the years ended December 31, 2000, 2001 and 2002.

The market for platform drilling is relatively mature. However, we believe that the current level of activity on fixed installations can be maintained by expanding our traditional line of drilling and maintenance services to include well workovers from existing platforms and new methods to increase the recovery rate of existing fields or to access untapped areas in the reservoirs. You should read the table captioned Fixed Installations under “Item

4: Information on the Company—Business Overview—Business divisions—Platform Drilling Division” for additional information on the operations of our Platform Drilling Division.

Discontinued Activities.    Since 2000, the only activity reported under Discontinued Activities is expenses related to the Balder litigation.

Operating expenses

Our operating expenses, which consist of personnel, other operating expenses (repair and maintenance, insurance and administrative costs and amortization) and depreciation, generally vary from region to region. Operating expenses are generally higher in Norway and the North Sea than in Southeast Asia, due to the harsh environment in the North Sea and to higher personnel costs resulting from higher North Sea wages and other worker benefits. In general, operating expenses are not affected by changes in dayrates or significantly impacted by fluctuations in utilization, but tend to be higher during periods when rigs are operated under shorter term contracts. The largest expense items are personnel costs and depreciation. Personnel costs vary depending on headcount, geographic region and complexity of operations. We are generally able to offset in part the impact of pay increases for crews employed in platform drilling and for mobile drilling operations under long-term contracts since most of our contracts for such services contain clauses that entitle us to an increase in dayrates corresponding to relevant pay increases.

Costs for periodic rig overhauls, which are generally conducted every fifth operating year for semi-submersibles, jack-up rigs, drillship and tender rigs, are capitalized when incurred and amortized over a period of five years, the anticipated period between repairs. Such costs may vary in accordance with the schedule for rig overhauls and actual disbursements. In addition, our depreciation costs are affected by acquisitions, upgradings and disposals of assets.

Due to the capital intensive nature of our business, the depreciation we record has an important impact on our financial results. Fixed assets are depreciated on a straight-line basis over the estimated economic life of the assets. Our mobile rigs, drillship, tender rigs and semi-tenders are depreciated over 25 years. The carrying amount of a fixed asset is periodically reviewed in order to assess if the fair value of the asset is lower than the carrying value. If the fair value is lower than the carrying value and this has not been considered to be temporary, the fixed asset is written down to fair value. In addition, our depreciation costs are affected by acquisitions, upgradings and disposals of assets. Drilling equipment and fixtures are depreciated over a period of three to ten years depending upon their estimated useful lives.

Operating profit

Operating profit is a function of revenues and operating expenses. Fluctuations in operating profit are primarily caused by changes in revenues, since normal operating expenses tend to be relatively constant, except when rigs are operated under shorter term contracts or experience extended periods of inactivity.

Interest income

Interest income is earned on our interest bearing current assets, which primarily consist of bank deposits and bonds.

Interest expense

Interest expense comes primarily from long-term interest bearing debt of which 81% is denominated in U.S. dollars and dependent on U.S. dollar interest rates. The remaining debt is Norwegian kroner-denominated. You should read “—Liquidity and Capital Resources” for additional information on our long-term interest bearing debt. Interest expenses relating to upgradings and newbuildings are capitalized.

Other financial items

Other financial items consist primarily of currency gains and losses resulting mainly from fluctuations in the exchange rate of U.S. dollars versus Norwegian kroner. Gains or losses from the sale of shares and interests from holdings which are accounted for according to the equity method are also included in other financial items.

Other items (gain (loss) on sale of assets)

As part of our strategy, we acquire and dispose of assets from time to time. From time to time our gains (losses) on sales of assets and termination expenses have had a significant impact on our net income, particularly in recent years during which we have actively restructured our fleet. In 2002, we wrote-down the book value of West Navion by NOK 1,313 million, as the carrying amount was higher than the market value. In 2002, we sold West Vanguard, built in 1982, and generated a gain of NOK 351million. In 2001, we sold West Delta, built in 1981, and generated a gain of NOK 721 million In 2000, however, there was no such gain or loss.

Income taxes

We are subject to income taxes in all countries where we operate and the tax burden varies based on taxation basis and applicable tax rates. In addition to taxes payable, income taxes consist of changes in deferred taxes and liabilities.

The majority of our mobile units and tender rigs are taxed according to the Norwegian tax scheme for shipowning and offshore companies. According to this scheme, no income tax is assessed on the operating results of those companies that qualify and decide to participate in the scheme. Under the scheme, taxation will occur when dividends are paid by companies within the scheme or when a company decides to withdraw from the scheme. In addition, some of our net financial items are subject to ordinary Norwegian taxation. Since we deem it preferable to stay within the scheme in the long term, no provision for taxes has been provided for.

Minority interests

As of December 31, 2002, third parties owned minority interests in KS Smedvig Production Contracting, which was responsible for the completion and delivery of the Balder FPU to Esso.

Year ended December 31, 2002 compared to year ended December 31, 2001

Revenues

In 2002, our consolidated revenues decreased by NOK 462 million, or 12%, to NOK 3,354 million from NOK 3,816 million in 2001. A lower U.S. dollar/Norwegian kroner exchange rate affected our revenues negatively. Revenues decreased most significantly in our Mobile Units Division. The decrease in revenues from the Mobile Units Division of NOK 761 million was primarily due to an overall reduced utilization rate, significantly lower dayrates on new contracts and the sale of West Delta in 2001. Revenues increased significantly in our Tender Rigs Division. The increase of NOK 176 million was due primarily to a higher utilization rate of our units, higher dayrates on new contracts and a full year of operation for West Alliance. Revenues from our Platform Drilling Division increased by NOK 123 million primarily due to extended work under the contract with BP on the Ula, Gyda and Valhall fields.

Mobile Units Division.    In 2002, revenues from our Mobile Units Division decreased by NOK 761 million, or 34.8%, to NOK 1,423 million down from NOK 2,184 million in 2001. A significant portion of the decrease was due to an overall reduced utilization rate, 76% compared to 94% in 2001, and significantly lower dayrates on new contracts due to general weakening of the market characterized by lower demand for offshore drilling services and thus increased competition for fewer contracts, as well as the sale of West Delta in April 2001 and a lower U.S. dollar/Norwegian kroner exchange rate. The contract terms for the new assignments for West Epsilon and West Alpha were very unfavorable compared to the expired contracts, and the utilization rates went down; in total, revenues were reduced by NOK 267 million and NOK 220, respectively. The utilization rates for West Navion and West Venture were lower in 2002 and caused a reduction in revenues of NOK 99 million and NOK 25 million, respectively. A third-party labor conflict within the service industry reduced the revenues for West Vanguard by NOK 20 million.

Tender Rigs Division.    In 2002, revenues from our Tender Rigs Division increased by NOK 176 million, or 19.6%, to NOK 1,076 million up from NOK 900 million in 2001. The increase was primarily attributable to higher average dayrates and utilization of the fleet, 99% compared to 89% in 2001, as well as a full year of operation for the newbuilt semi-tender, West Alliance, which began operating under contract in November 2001. In addition, T7 increased its revenues, since the unit had a full year of operation in 2002, compared to a planned yard stay classification and an upgrade that included a widening of the barge in 2001. For the other units revenues decreased marginally in 2002 due to the strengthening of the Norwegian kroner versus the U.S. dollar. You should read “Item 4: Information on the Company—Business Overview—Business Divisions—Tender Rigs Division” for additional information on the activities of our Tender Rigs Division.

Platform Drilling Division.    In 2002, revenues from our Platform Drilling Division increased by NOK 123 million, or 16.8%, to NOK 855 million up from NOK 732 million in 2001. The level of activity increased on all the platforms were we operate. The largest increase, NOK 80 million, was achieved under the contract with BP on the Ula, Gyda and Valhall fields. The revenues from the operation on the Veslefrikk field increased by NOK 35 million due to higher drilling activity than in the preceding year. Revenues from the operation on the Statfjord field and within the well services operations increased by NOK 17 million and NOK 12 million, respectively.

Discontinued Activities.    Revenues from Discontinued Activities were zero both in 2002 and 2001.

Operating expenses

In 2002, our total operating expenses increased by NOK 121 million, or 4.3%, to NOK 2,941 million from NOK 2,820 million in 2001, primarily as a result of a general increase in operating expenses for the mobile units, a full year of operation of the newbuilt semi-tender West Alliance, and an overall increased activity within the Platform Drilling Division. Personnel expenses increased by NOK 103 million, or 7.6%, to NOK 1,465 million from NOK 1,362 million in 2001. The increase related to an increased activity level within the Tender Rig Division and the Platform Drilling Division as well as a general increase in salaries and associated expenses, partly offset by the sale of West Delta in 2001. Other operating expenses increased by NOK 31 million, or 3.1%, to NOK 1,025 million from NOK 994 million in 2001. The increase was primarily due to a full year of operation for the newbuilt semi-tender West Alliance, partly offset to the sale of West Delta in 2001. Depreciation expenses decreased by NOK 13 million, or 2.8%, to NOK 451 million from NOK 464 million in 2001, reflecting a lower depreciation due a strengthening of the Norwegian kroner versus U.S. dollar, the sale of West Delta in 2001 and the sale of West Vanguard in 2002, partly offset by a full year of operation for the newbuildt semi-tender West Alliance.

Mobile Units Division.    In 2002, operating expenses (excluding depreciation) for units in our Mobile Units Division increased by NOK 7 million, or 0.6%, to NOK 1,187 million from NOK 1,180 million in 2001. Our rigs West Alpha, West Epsilon and West Venture undertook short yard-stays during 2002 with a total cost of NOK 52 million. West Alpha was laid up for a period of three months; the cost savings were, however, offset by the mobilization costs for the contract with Shell UK. During the operation in Canada, West Navion experienced a ten-week halt in operations to perform repairs on the derrick and the marine riser with a total cost of approximately NOK 25 million. The sale of West Delta reduced operating expenses by NOK 65 million compared with last year. Personnel costs increased modestly and were in part offset by higher dayrates for some of the units. Ordinary repair and maintenance costs were slightly lower than the previous year. Depreciation expenses decreased by NOK 31 million, or 8.8%, to NOK 323 million from NOK 354 million in 2001. The decrease was as a result of a strengthened Norwegian kroner versus U.S. dollar that reduced the book value of our mobile units and correspondingly the depreciation expenses as well as the sale of West Delta in 2001.

Tender Rigs Division.    In 2002, operating expenses (excluding depreciation) in the Tender Rigs Division increased by NOK 57 million, or 12.2%, to NOK 523 million from NOK 466 million in 2001. The operating expenses of West Alliance increased by NOK 66 million due to a full year of operation. For T7 the increase was NOK 27 million as the unit in 2001 had a planned yard stay that reduced operating costs. The other units, except for a minor increase for West Pelaut, reduced their operating expenses due to a strong Norwegian kroner versus U.S. dollar. Depreciation expenses increased by NOK 18 million, or 19.6%, to NOK 110 million from NOK 92 million in 2001. A full year of depreciation for West Alliance and depreciation of the upgrade of T7 increased depreciation by NOK 22 million and 6 million, respectively. For the other units we experienced reduced depreciation due to lower book value following a strong Norwegian kroner versus U.S. dollar.

Platform Drilling Division.    In 2002, operating expenses (excluding depreciation) in our Platform Drilling Division increased by NOK 110 million, or 16.6%, to NOK 774 million from NOK 664 million in 2001. The increase, which was due to an increase in the number of employees during the year and an increase in other operating expenses, primarily related to increased activity under the contracts on Ula, Gyda and Valhall as well as Veslefrikk and Statfjord. Depreciation expenses for our Platform Drilling Division was NOK 18 million, unchanged from last year.

Discontinued Activities.    In 2002, operating expenses in Discontinued Activities consisting of the litigation expenses related to the Balder dispute, accounted for NOK 6 million compared to NOK 46 million in 2001.

Operating profit

In 2002, our operating profit decreased by NOK 583 million, or 58.5%, to NOK 413 million from NOK 996 million in 2001. The decrease from our Mobile Drilling Division was NOK 737 million. West Epsilon reduced the operating profit by NOK 280 million due to lower dayrates on the new contracts and reduced utilization due to yard stay for modifications for the new contract with BP. West Alpha was partly unemployed in 2002 and the unit also achieved lower dayrates, in combination this reduced the operating profit by NOK 228 million. West Navion had operational problems during the first quarter of 2002 that increased operating costs and reduced revenues, in total our operating profit was reduced by NOK 114 million. West Venture reduced the operating profit by NOK 64 million primarily due to unforeseen costs due to operational problems in the first quarter of the year. West Vanguard decreased operating profit by NOK 58 million due to higher operating costs partly incurred by the sale and a reduced utilization. Our Tender Rig Division increased the operating profit by NOK 101 million, or 29.5%, to NOK 443 million from NOK 342 million in 2001. An overall increase in utilization rate to 99% from 89% in 2001 contributed to the increase. A full year of operation for West Alliance increased the operating profit by NOK 102 million. T7 was modified during the second half of 2001 compared to a full year of operation in 2002 whereby the operating result was improved by NOK 27 million. Our remaining units delivered a stable performance very much in line with the results in 2001.

Our Platform Drilling Division increased its operating profit by NOK 13 million, or 26%, to NOK 63 million from NOK 50 million in 2001 primarily due to more extensive drilling operations on Veslefrikk that improved the result by NOK 14 million. For the operations on the other platforms the operating profit was very much in line with the preceding year. In addition, the operating loss in our Discontinued Activities, which consists of costs related to the Balder litigation, decreased to NOK 6 million in 2001 compared to NOK 46 million in 2001.

Interest income

In 2002, our interest income decreased by NOK 34 million, or 54.8%, to NOK 28 million from NOK 62 million in 2001. The decrease was due primarily to lower interest rates and reduced cash and cash equivalents.

Interest expense

In 2002, our interest expense decreased by NOK 247 million, or 52.4%, to NOK 224 million from NOK 471 million in 2001. The decrease was due to reduced interest bearing debt, generally lower interest rates in 2002 and a loss on our interest swap agreements of NOK 105 million in 2001.

Other financial items

In 2002, our profit from other financial items increased by NOK 163 million to NOK 27 million from a loss of NOK 136 million in 2001. The increase was due primarily to gains on our U.S. dollar/Norwegian kroner forward currency contracts in 2002. Other financial items also included a foreign exchange currency loss of NOK 56 million. The amount is the accumulated currency loss on a debt denominated in U.S. dollar, which we did not translate during the period from 1995 through 2002. The debt was paid in 2002. Until April 2001 we also recorded a foreign exchange loss on our U.S. dollar-denominated debt. In April 2001, we changed functional currency at the subsidiary which now holds our U.S. dollar debt. For further information, you should read note 4 to our audited consolidated financial statements.

Other items

In 2002, we recorded a write-down of West Navion of NOK 1,313 million as our 50% ownership interest in the drillship at year-end 2002 was booked at NOK 982 million, in accordance with average value estimates from three independent brokers. In 2002, Norway changed the generally accepted accounting standard for impairment of assets. The new accounting standard requires a calculation based on discounted expected future cash flows and an assessment of this amount against the carrying amount of the asset to determine whether a write-down is required or not. The test under the previous accounting standard was based on undiscounted cash flows. The new accounting standard should be implemented no later than 2003 and we decided to implement it as of 2002. Other items also consist of the gain on sale of West Vanguard in December of NOK 351 million. In 2001, we recorded a gain of NOK 721 million in connection with the sale of West Delta.

Income taxes

In 2002, our tax expense was NOK 84 million compared to NOK 104 million in 2001. We normally benefit from the Norwegian tax regime for ship owning and offshore companies whereby a major part of our operating profits as well as gain/loss on sale and write-down of assets are not subject to taxes in the foreseeable future. However, we are obliged to pay income taxes on our operations in other jurisdictions and in 2002 we incurred payable taxes of NOK 53 million.

In 2002, the write-down of West Navion of NOK 1,313 million as well as the gain on sale of West Vanguard of NOK 351 million were not included in the calculation of income taxes as these items were not subject to taxation according to the rules of the tax regime for ship owning and offshore companies. This is the main reason for income taxes of NOK 84 million despite the fact that we had a loss before income taxes of NOK 718 million.

Net income (loss)

We reported consolidated net loss of NOK 802 million in 2002, a NOK 1,870 million decrease compared to 2001. The decrease was due to reduced operating profit from our Mobile Units Division and the write-down of the book value of West Navion.

Minority interests

In 2002, minority interests amounted to an income of NOK 1 million, compared to an income of NOK 5 million in 2001 due to the allocation to the minority holders of net expenses from KS Smedvig Production Contracting.

Year ended December 31, 2001 compared to year ended December 31, 2000

Revenues

In 2001, our consolidated revenues increased by NOK 228 million, or 6%, to NOK 3,816 million from NOK 3,588 million in 2000. Revenues increased most significantly in our Tender Rigs Division. The increase of NOK 126 million was due primarily to a higher utilization rate of our units in addition to higher dayrates on new contracts. The Mobile Units Division increased revenues by NOK 71 million. All the units experienced increased revenues due to a higher utilization rate, higher dayrates and a full year of operation for the newbuildings. This increase was partly offset by the sale of West Delta in April. Revenues from our Platform Drilling Division increased by NOK 34 million primarily due to extended work under the contract with BP for drilling and maintenance on the Ula, Gyda and Valhall fields.

Mobile Units Division.    In 2001, revenues from our Mobile Units Division increased by NOK 71 million, or 3.4%, to NOK 2,184 million from NOK 2,113 million in 2000. A significant portion of the increase resulted from the two newbuildings, West Navion and West Venture, that came into operation late February and early April 2000 and generated a full year of revenues in 2001. Higher utilization rate and dayrates, which increased significantly for West Alpha and West Epsilon, also contributed to the increase. The contract terms for West Vanguard resulted in higher dayrates from June 2001 that increased revenues for 2001. The sale of West Delta in April decreased revenues compared to 2000.

Tender Rigs Division.    In 2001, revenues from our Tender Rigs Division increased by NOK 126 million, or 16.3%, to NOK 900 million from NOK 774 million in 2000. The increase was mainly due to nearly full employment of the three units T2, T3 and T8 in 2001, which were laid-up during part of 2000. In addition, we received delivery of our newbuilding, West Alliance, which began operating under contract in November 2001. On the other hand, T7 reduced its revenues due to a planned yard stay classification and an upgrade that included a widening of the barge. The unit was unemployed from December 2000 until August 2001. T4, West Menang and West Pelaut increased their revenues marginally in 2001.

Platform Drilling Division.    In 2001, revenues from our Platform Drilling Division increased by NOK 34 million, or 4.9%, to NOK 732 million from NOK 698 million in 2000. The increase was due primarily to extended work under the contract which BP awarded to us in 2000 for drilling and maintenance on the Ula, Gyda and Valhall fields, which represents an increase of NOK 69 million. In 2001, the activities on the Statfjord, Veslefrikk and Ekofisk fields resulted in a moderate decrease due to reduced drilling activities. The well services operations increased the revenues by NOK 17 million to NOK 115 million.

Reservoir and Well Technology.    As a consequence of the merger of Smedvig Technologies (Holding) AS and Multi-Fluid ASA in May 1999, which resulted in the creation of Roxar ASA, we did not record any revenue for the Reservoir and Well Technology Division. Our holding in the merged company is now reported in accordance with the equity method of accounting.

Discontinued Activities.    In 2001, revenues from Discontinued Activities were zero compared to NOK 3 million in 2000 and NOK 162 million in 1999. The completion of the contract for ENSCO 100 in October 1999 reduced the revenues almost to zero.

Operating expenses

In 2001, our total operating expenses increased by NOK 84 million, or 3.1%, to NOK 2,820 million from NOK 2,736 million in 2000, primarily as a result of a full year of operations of our two newbuildings, West Navion and West Venture, partly offset by the sale of West Delta in April 2001. Personnel expenses increased by NOK 110 million, or 8.8%, to NOK 1,362 million from NOK 1,252 million in 2000. The increase related to an increase in the number of employees from 2,991 in 2000 to 3,103 in 2001 and a general increase in salaries and associated expenses. Other operating expenses decreased by NOK 48 million, or 4.6%, to NOK 994 million from

NOK 1,042 million in 2000. The decrease was due to the sale of West Delta partly offset by a full year of operation of the newbuildings delivered in the first quarter of 2000. Depreciation expenses increased by NOK 22 million, or 5%, to NOK 464 million from NOK 442 million in 2000, reflecting a full year of operation for the newbuildings West Navion and West Venture as well as depreciation of the newbuilding, West Alliance, that came in operation in November 2001. The increase was partly offset by reduced depreciation due to the sale of West Delta.

Mobile Units Division.    In 2001, operating expenses (excluding depreciation) for units in our Mobile Units Division were NOK 1,180 million are unchanged compared to 2000. The newbuildings West Navion and West Venture increased their operating expenses due to a full year of operation. We also incurred additional costs of approximately NOK 10 million for West Navion due to operation outside of Norway. West Epsilon completed its contract with Statoil in December 2001 and went through a repair program involving conversion back to its original drilling mode that increased operating expenses by NOK 42 million. The sale of West Delta reduced operating expenses by NOK 190 million compared with last year. Personnel costs increased modestly and were in part offset by higher dayrates for some of the units. Repair and maintenance costs increased more than the previous year mainly due a full year of operation of the newbuildings, West Navion and West Venture. Depreciation expenses increased by NOK 20 million, or 6%, to NOK 354 million from NOK 334 million in 2000, reflecting a full year of operation for the newbuildings West Navion and West Venture as well as depreciation of the newbuilding, West Alliance, that came in operation in November 2001. The increase was partly offset by reduced depreciation due to the sale of West Delta.

Tender Rigs Division.    In 2001, operating expenses in the Tender Rigs Division increased by NOK 22 million, or 5%, to NOK 466 million from NOK 444 million in 2000, due to the start of operations of West Alliance, which was delivered in November in 2000. After taking into account the increase in utilization rate, operating expenses for each rig remained generally stable. Depreciation expenses were NOK 92 million, substantially in line with 2000. The delivery of West Alliance in November 2001 increased depreciation by NOK 5 million, fully offset by reduced depreciation on some other units.

Platform Drilling Division.    In 2001, operating expenses, excluding depreciation, in our Platform Drilling Division increased by NOK 45 million, or 7.3%, to NOK 664 million from NOK 619 million in 2000. The increase, which was due to an increase in the number of employees and an increase in other operating expenses, primarily related to increased activity under the contracts on Ula, Gyda and Valhall. Depreciation expenses for our Platform Drilling Division increased by NOK 2 million, or 12.5%, to NOK 18 million from NOK 16 million in 2000. The increase relates to equipment used on the Ula, Gyda and Valhall platforms.

Discontinued Activities.    In 2001, operating expenses in Discontinued Activities accounted for NOK 46 million due to the litigation expenses related to the Balder dispute, compared to NOK 51 million in 2000.

Operating profit

In 2001, our operating profit increased by NOK 144 million, or 16.9%, to NOK 996 million from NOK 852 million in 2000. Of the increase, NOK 104 million came from our Tender Rig Division. The increase was due primarily to better terms on new contracts for the Tender Rigs, T2, T3, T6 and T8 combined with a higher utilization rate. The delivery of the newbuilding, West Alliance in November 2001 also contributed to the increase in operating profit. Our Mobile Units Division accounted for NOK 51 million of the increase in operating profit. West Alpha and West Vanguard reported the largest increase in operating profit due to higher revenues whereas West Navion and West Venture experienced limited increases. Compared with 2000 the sale of West Delta also improved our operating profit. The yard-stay for West Epsilon in December 2001 reduced our operating profit as we incurred additional costs. Our Platform Drilling Division decreased its operating profit primarily due to suspension of drilling operations on Veslefrikk and less drilling activities on Ekofisk in 2001. Increased activity on the Ula, Gyda and Valhall fields improved our operating profit. In addition, the operating loss in our Discontinued Activities, which consists of costs related to the Balder litigation, decreased in 2001 compared to 2000.

Interest income

In 2001, our interest income decreased by NOK 3 million, or 4.6%, to NOK 62 million from NOK 65 million in 2000. The decrease was due primarily to lower interest rates.

Interest expense

In 2001, our interest expense increased by NOK 96 million, or 25.6%, to NOK 471 million from NOK 375 million in 2000. The increase was due to an unrealized loss on our interest swap agreements of NOK 105 million, adjusted for this our expenses were reduced due to reduced interest bearing debt.

Other financial items

In 2001, our loss from other financial items decreased significantly by NOK 449 million, or 76.8%, to NOK 136 million from NOK 585 million in 2000. The decrease was due to reduced foreign exchange losses on our U.S. dollar-denominated debt in 2001 compared to 2000. The decrease is primarily due to the change of functional currency at the subsidiary which now holds our U.S. dollar debt in April 2001 as explained in note 22 to our audited consolidated financial statements. If the new functional currency had been used through the whole year of 2001, our loss from other financial items would have been NOK 154 million lower. Correspondingly, the reduction in 2000 would have been NOK 643 million.

Other items

In 2001, other items consists entirely of the gain on sale of West Delta in April. There were no such items in 2000.

Income taxes

In 2001, our tax expense was NOK 104 million compared to a tax benefit of NOK 119 million in 2000. Our effective tax rate continues to be lower than the Norwegian statutory tax rate of 28% mainly due to the benefit of the Norwegian tax regime for ship owning and offshore companies. Our effective tax rate for 2001 was 8.9%. The tax benefit recognized in 2000 arose from tax losses arising in such year.

Net income

We reported consolidated net income of NOK 1,068 million in 2001, a NOK 992 million increase compared to 2000. The increase was due higher operating profit, improved net financial items, and a gain on sale of West Delta, which was partly offset by higher taxes.

Minority interests

In 2001, minority interests amounted to an income of NOK 5 million, compared to an income of NOK 6 million in 2000 due to the allocation to the minority holders of net expenses from KS Smedvig Production Contracting.

LIQUIDITY AND CAPITAL RESOURCES

We expect to fund capital expenditures, day-to-day cash requirements, required debt repayments, and interest payments requirements for 2003 through our cash flow from operations, our U.S.$600 million revolving credit facility described below, additional borrowings, including unsecured commercial paper notes borrowings, sale of assets, additional funds raised in the capital markets or a combination of these sources.

Cash Flow

Net cash provided by our operating activities decreased to NOK 645 million in 2002 from NOK 1,029 million in 2001, primarily due to a decrease in our net income.

Net cash provided in our investing activities in 2002 was NOK 101 million, compared to NOK 32 million in 2001. Our capital expenditures in 2002 decreased to NOK 354 million, from NOK 967 million in 2001 primarily due to purchase of a new semi tender, West Alliance, for NOK 736 million in 2001. In 2002, we upgraded our mobile units which utilized cash of NOK 273 million. We also upgraded the tender rig T4 for NOK 62 million. Proceeds from the sale of fixed assets totaled NOK 494 million as a result of the disposal of our mobile unit, West Vanguard. You should read “Item 4: Information on the Company—Business Overview—Business Divisions—Our Mobile Units Division” for additional information on the disposal of our rigs in 2002.

Net cash used in our financing activities amounted to NOK 999 million in 2002, compared to NOK 1,242 million in 2001. We repaid NOK 873 million of our long-term debt, compared to NOK 5,262 million in 2001 when we also borrowed NOK 4,159 million. The proceeds from the sale of West Vanguard and cash provided from operating activities were used to repay our long-term debt. As of December 31, 2002, we had cash, cash equivalents and short-term investments of NOK 626 million compared to NOK 1,064 million at December 31, 2001, and our long-term interest bearing debt was NOK 2,755 million compared to NOK 4,475 million at December 31, 2001.

Our principal funding requirements are for capital expenditures. Our estimated capital expenditures scheduled for the year ended December 31, 2003, are approximately NOK 670 million. A significant portion of such expenditures, NOK 500 million, consists of payments for our newbuilding project T9, which are expected to be covered mainly through our U.S.$ 600 million revolving credit facility described below, minor upgrades of West Alpha, West Navion and West Venture. We also plan to invest approximately NOK 50 million in new well services equipment. In addition, we expect to spend approximately NOK 11 million on long-term maintenance in 2003.

From time to time we also review possible acquisitions of or investments in businesses, drilling units and other assets, and may in the future make capital commitments for such purposes. Any such acquisition could involve the payment of substantial amounts of cash from cash flows from operations, the issuance of additional equity or the incurrence of additional indebtedness.

Financing Activities

On May 10, 2001, we entered into a secured U.S.$600 million reducing and revolving credit loan facility (RRCF) agreement. The facility had a remaining limit of U.S.$480 million at December 31, 2002, of which U.S.$144 million was reserved for investments. U.S.$314 million and U.S.$430 million were drawn down at December 31, 2002 and 2001, respectively. As at May 22, 2003, we had drawn down U.S.$349 million under the facility. Our RRCF has a final maturity date five years after the date of the agreement and provides for repayments or facility reductions in quarterly installments or reductions, followed by a balloon repayment or reduction of the balance on the final maturity date.

On February 15, 2002, we entered into the First Supplemental Agreement to the RRCF agreement, which amended the definition of permitted encumbrances under the facility to give us greater flexibility in providing assets as security. On May 9, 2003, we entered into the Second Supplemental Agreement, which provided for an increase in the ratio of total liabilities to EBITDA required to be maintained, as set forth below, and an increase of the applicable interest rate margin if our total liabilities to EBITDA ratio exceeds 4.00:1. It also amended the RRCF’s schedule on reductions of commitments to provide for the postponement of two quarterly commitment reductions for the quarters ended November 15, 2002 and February 15, 2003. Certain other minor adjustments were made to the terms of the facility.

Following these amendments, our RRCF bears interest at LIBOR plus 1.35% to 1.45% per annum. The margin will decrease to 1% per annum with effect from the date on which and for as long as we are rated at least investment grade by two leading international credit rating agencies, one of which is either Standard & Poor’s or Moody’s. Currently, we are not investment grade-rated and we do not expect to be rated as such in the near future. Our RRCF contains certain financial and other covenants, including covenants requiring us to maintain:

•	a minimum value adjusted net worth equal to 33.3% of our total value adjusted assets;

•	a minimum liquidity balance (cash and cash equivalents) of U.S.$50 million;

•	certain minimum interest coverage ratios; or

•	the ratio of our total liabilities to earnings before interests, taxes, depreciation and amortization (EBITDA): 6.5:1 for the period November 1, 2002 to September 30, 2003; 6.0:1 for the period October 1, 2003 to December 31, 2003; and 4.0:1 for the rest of the loan period.

We may not:

•	declare or pay dividends in respect of any year in excess of 50% of EBITDA less net interest expenses for such year; or

•	enter into any merger unless we will be the surviving entity, remain bound by the terms of the RRCF and such merger would not reasonably be expected to adversely affect our ability to comply with the financial covenants under the RRCF.

We plan to sign a further supplemental agreement to the RRCF in the near future, which, in addition to further minor adjustments to the terms of the RRCF, is expected to increase the commitment under the RRCF, adjust the applicable interest rate margin and amend certain financial and other covenants discussed above.

At December 31, 2002, we had NOK 530 million in bonds issued in 2000 and 2001. The NOK 300 million tranche issued in 2000 has a three-year maturity and interest at three months NIBOR plus 1.75%, while the NOK 230 million tranche, issued in 2001, has a five-year maturity and interest at three months NIBOR plus 2%.

Our bonds contain certain covenants, based on our Norwegian GAAP financial statements, requiring us to maintain:

•	a minimum adjusted shareholders’ equity equal to or greater than U.S.$300 million; and

•	an adjusted shareholders’ equity equivalent to a minimum of 40% of our total liabilities. For these purposes, the term “adjusted shareholders’ equity” means the adjusted value of our total consolidated assets less total consolidated liabilities with the addition or subtraction of the difference between market value and book value of our rigs and offshore vessels.

At December 31, 2002, we had NOK 200 million outstanding in commercial paper. We plan to renew these securities at market rates as they mature. We intend to refinance our unsecured commercial paper notes with cash from operations and new issuances of short-term commercial paper notes.

At December 31, 2002, our existing cash balances and our available credit facilities were NOK 948 million, consisting of NOK 363 million from our credit facility, NOK 50 million, which had not been drawn down from our NOK 100 million short-term credit facility, and NOK 535 million from existing cash.

WORKING CAPITAL

Working capital (current assets less current liabilities) was NOK 1,163 million as at December 31, 2000, NOK 905 million as at December 31, 2001 and NOK 608 million as at December 31, 2002. We believe that, taking into consideration our existing cash balances and our available credit facilities (described above) and access to capital markets, we have sufficient liquidity and working capital to meet our foreseeable present and future requirements.

Future acquisitions or investments, a material decrease in our cash flow from operations, inability to issue short-term commercial paper notes or a materially adverse resolution of the Balder litigation are circumstances which could affect our liquidity and working capital as well as impact our ability to comply with our covenants under our credit facilities. See “Item 3: Key Information—Risk Factors—We are directly affected by trends and conditions of the oil and gas industry” and “Item 8: Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

CONTRACTUAL OBLIGATIONS

The following summarizes our principal contractual obligations at December 31, 2002.

	Payment due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual payment obligations(1)
Long-term debt	NOK 2,755	NOK 732	NOK 1,137	NOK 886	—
Operating leases	110	26	41	43	—

(1)	The table does not include planned obligations in respect of capital expenditure amounting to approximately NOK 670 million, payments of which are budgeted to be due up until December 31, 2003.

As at December 31, 2002, we had issued guarantees in favor of third parties amounting to NOK 492 million. The majority of the guarantees are limited to performance guarantees issued to our customers.

We have given KS West Alpha a credit facility capped at U.S.$ 15 million. As at December 31, 2002 U.S.$ 3 million of the credit facility were not used.

Our committed, but not called in, capital in limited partnerships amounts to NOK 86 million at December 31, 2002.

OTHER ISSUES

Critical accounting policies

Our significant accounting policies are discussed in note 1 to the consolidated financial statements. These policies, along with the underlying assumptions and judgements made by our management in their application, have a significant impact on our consolidated financial statements. We believe that the following accounting policies, applied by us in the preparation of our consolidated financial statements involve a higher degree of judgement and complexity which in turn could materially affect our financial statements if various assumptions were changed significantly.

Mobile units and tender rigs.    All long-lived assets are evaluated for impairment on the basis of discounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting estimated future cash flows. In determining impairment of fixed assets, management must make significant judgments and estimates to determine if the discounted cash flows generated by those assets are less than their carrying value, including determining the appropriate discount rate to use. The data necessary for the execution of the impairment tests are based on management’s estimates of future cash flows, which require estimating future day rates, utilization rates and profit margins. Assumptions used in these cash flows are consistent with internal forecasts.

In 2002, we recorded a write-down of West Navion amounting to NOK 1,313 million. At year-end 2002, the 50% ownership interest in West Navion was booked at NOK 982 million, in accordance with the average value estimates from three independent brokers. In 2002, Norway changed the accounting standard for impairment of assets. The new accounting standard discounts expected future cash flows and assesses the value against the carrying amount of the asset to determine whether a write-down is required or not. Previously, the assessment was based on undiscounted future cash flows.

Capitalization of costs relating to upgrade of a unit.    Costs relating to the upgrade of a unit are capitalized and depreciated on a straight line basis over the economic life of the asset. Costs for normal repair and maintenance are expensed and charged to other operating expenses.

Management must make significant judgments to determine whether an upgrade of a unit constitutes a betterment and, consequently, the costs should be capitalized and depreciated or whether the upgrade constitutes normal repair and maintenance and, consequently, the costs should be expensed. In respect of those upgrades which are betterments, management must also make significant judgments as to the period of time over which the costs should be amortized.

Revenue recognition.    The substantial majority of our revenues is derived from dayrate based drilling contracts or other service contracts. Revenues are recognized in the period during which the services are rendered and at the rates established in the contracts. Under some contracts, we are entitled to additional payments for exceeding performance targets. When there is uncertainty as to the ultimate realization of such bonus payments, revenue for such additional payments is not recognized until after completion of such program. Management must make significant judgments regarding our performance against such performance targets to determine the amount of such bonus that will ultimately be received.

Assessment of the probability of the outcome of current litigation and other contingent liabilities.    Provisions for contingent liabilities are dependent upon estimates and assessments of whether the criteria for recognition have been met, including estimates by management as to the probable outcome and the amount of any probable cost of resolution. We have filed a complaint against Esso for unjustified termination and willful breach of the sales contract and the operating contract for Balder FPU. Esso has rejected our claim and brought counter-claims. You should read note 29 to our consolidated financial statements for additional information.

Functional currency.    In preparing our consolidated financial statements, we are required to translate the financial statements of our subsidiaries from the currency in which such subsidiaries keep their accounting records, generally the local currency, into Norwegian Kroner. This process results in exchange gains and losses which, under the relevant accounting guidance, are either included within the statement of operations or as a separate part of our net equity.

Under the relevant accounting guidance, the treatment of these translation gains or losses is dependent upon our management’s determination of the functional currency of each subsidiary. The functional currency is determined based on management judgment and involves consideration of all relevant economic facts and circumstances affecting the subsidiary. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency but any dependency upon the parent and the nature of the subsidiary’s operations must also be considered.

If any subsidiary’s functional currency is deemed to be a currency other than the Norwegian kroner, then any gain or loss associated with the translation of that subsidiary’s financial statements is included in “Foreign exchange translation.” However, if the functional currency is deemed to be the Norwegian kroner, then any gain or loss associated with the translation of monetary assets and liabilities denominated in foreign currencies to the Norwegian kroner would be included within our statement of income.

As a result of the significant increase in the activities of our Mobile Units and Tender Rigs divisions conducted in U.S. dollars, which has prompted the reorganization of the group and the refinancing of our U.S. dollar credit facility, we adopted the U.S. dollar as the functional currency for the subsidiary which now holds the U.S. dollar debt and a substantial portion of our fixed assets beginning in the second quarter of 2001. Accordingly, the impact of translating the U.S. dollar debt into NOK will no longer be included in our net income, but rather will be reflected as a component of shareholders’ equity.

Exposure to currency fluctuations

We are exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of our operations. A substantial portion of our revenues and expenses are denominated in U.S. dollars. We also incur certain expenses in local currencies of the other countries in which we operate, although such expenses, except for those in Norwegian kroner, do not constitute a material portion of our expenses. In general, a weakening of the Norwegian kroner against other currencies in which we conduct operations tends to affect operating income positively, while a strengthening of the Norwegian kroner against such other currencies tends to affect operating income negatively. Our foreign currency risks arise from:

•	the translation of U.S. dollar denominated debt and other monetary assets and liabilities to Norwegian kroner with the resulting gain or loss recorded as other financial income or expense; however, beginning in April 2001, the translation of the substantial portion of the U.S. dollar debt is recorded as “Foreign exchange translation” within equity;

•	our foreign currency forward contracts which are recorded as other financial income or expense;

•	the impact of fluctuations in exchange rates on the reported amounts of our revenues and expenses which are contracted in foreign currencies (primarily the U.S. dollar); and

•	our net investment in certain foreign subsidiaries, which is recorded as “Foreign exchange translation” in shareholders’ equity.

Primarily, we use U.S. dollar-denominated forward exchange contracts and foreign currency options to manage a portion of our foreign currency exposure. While we engage in certain foreign exchange transactions with respect to our foreign currency exposure, there can be no assurance that these transactions will protect us from the effects of future exchange rate fluctuations. Such derivatives do not qualify as hedges for accounting purposes.

As a result of the significant increase in our Mobile Units and Tender Rigs activities conducted in U.S. dollar, which prompted the reorganization of our structure and the refinancing of our U.S. dollar revolving credit loan, we have adopted the U.S. dollar as the functional currency for our subsidiary which now holds our U.S. dollar debt and a substantial portion of our fixed assets beginning in the second quarter of 2001. Accordingly, the impact of the translation of our U.S. dollar debt into Norwegian kroner is no longer included in our net income, but rather will be reflected as a component of our shareholders’ equity. You should read “Item 11: Quantitative and Qualitative Disclosures About Market Risk—Financial Instruments and Risk Management” and note 20 to our consolidated financial statements for additional information on our exposure to currency fluctuations.

Interest rate risk management

We use certain financial instruments, including interest rate swap agreements, to manage our exposure to changes in interest rates. Our management determines the amount and nature of interest rate swap agreements which we utilize based upon an analysis of relevant factors, such as future cash flow forecasts, the amount and nature of our financing activities and prevailing market conditions. The derivatives that we utilize to manage interest rate risk do not qualify as hedges for accounting purposes. You should read “Item 11: Quantitative and Qualitative Disclosures About Market Risk—Financial Instruments and Risk Management” and note 20 to consolidated financial statements for additional information on our interest rate risk management.

Net operating loss tax carry forwards

At December 31, 2002, we had net tax loss carry forwards of NOK 985 million. The loss carry forwards expire in varying amounts between 2008 and 2012. We believe it is probable that such loss carry forwards will be utilized. Norway introduced a new tax scheme for shipping and offshore companies which came into effect in 1996 for parts of our activities. Operating profit from these activities was not taxed.

Inflation

Inflation has not had a significant impact on our operations and results during the periods presented. The inflation rates in Norway, according to the Norwegian Central Bureau of Statistics, were 3.1%, 3.0% and 1.3% in 2000, 2001 and 2002.

Reconciliation of Norwegian GAAP to U.S. GAAP

Our consolidated financial statements are prepared in accordance with Norwegian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences see note 30 to the consolidated financial statements. The most significant difference relates to deferred taxes.

Under Norwegian GAAP, we had income tax expenses of NOK 84 million and NOK 104 million for the years 2002 and 2001, respectively. For the year 2000 we recorded an income tax benefit of NOK 119 million. However, the tax calculation in accordance with U.S. GAAP for 2002 resulted in an income tax benefit of NOK 70 million. For the years 2001 and 2000, an income tax expense of NOK 377 million and NOK 9 million was calculated. The deferred tax liability as of December 31, 2002 calculated in accordance with U.S. GAAP was NOK 682 million compared to NOK 79 million calculated in accordance with Norwegian GAAP. The difference in income taxes and tax liability/asset was due primarily to the non-recognition by us under Norwegian GAAP, of any deferred taxes on income generated from our activities that participate in a Norwegian tax scheme for shipowning and offshore companies. However, under U.S. GAAP, a deferred tax liability and a tax charge must be recognized on such income because it is a domestic subsidiary of the group and is not exempt from deferred taxation on unremitted earnings. You should read note 6 to the consolidated financial statements for additional information on our income taxes.

In December 2002, we sold the rig West Vanguard to Diamond Offshore Drilling Ltd. for approximately NOK 500 million. At the time the rig was sold it was under contract to a customer. We leased the unit back from Diamond Offshore Drilling Ltd. in order to fulfill its obligations under the contract. Under Norwegian GAAP, the entire amount of the gain, NOK 351 million, was recognized at the time of the sale. Under U.S. GAAP, only a portion of the gain is recognized at the time of the sale and the remainder is amortized into income ratably over the period of the lease.

New U.S. GAAP accounting standards implemented in the current year

In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 requires that goodwill and other intangible assets no longer be amortized, but rather tested for impairment at least annually. Accordingly, the U.S. GAAP no longer includes amortization of goodwill with a carrying amount of NOK 3 million as at January 1, 2002. SFAS No. 142 is fully effective for fiscal years beginning after December 15, 2001.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (“SFAS 121”) and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations—Reporting

Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as defined in that Opinion). SFAS 144 retains the fundamental provisions of SFAS 121 concerning the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale but provides additional guidance with regard to discontinued operations and assets to be disposed of. Furthermore, SFAS 144 excludes goodwill from its scope and, therefore, eliminates the requirement under SFAS No. 121 to allocate goodwill to long-lived assets to be tested for impairment. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 144 on January 1, 2002 did not have a material impact on our consolidated results of operations, cash flows or financial position.

Accounting standards issued but not yet adopted

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. SFAS No. 143 is applicable for 2003. We do not expect the adoption of SFAS No. 143 to have a material impact on the financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for the Costs Associated with Exit or Disposal Activities (“SFAS 146”). SFAS No. 146 requires that a liability for cost associated with an exit or disposal activity should be measured at fair value and recorded when it meets the definition of a liability in FASB Concepts Statement No. 6, Elements of Financial Statement. SFAS 146 superceded EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (Including Certain costs Incurred in a Restructuring) which required recognition of a liability for costs associated with an exit or disposal activity initiated after December 31, 2002. Restatement of prior periods is not required. Since SFAS 146 applies to future activities which may not yet have been envisaged, the impact of the application of SFAS 146 cannot be determined in advance.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation—Transition and Disclosure—an amendment of FASB statement No. 123 (“SFAS 148”). SFAS 148 permits two additional transition methods for entities that adopt the fair value based transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation on reported results. SFAS 148 also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. We have not yet decided if we will adopt either of the transition method alternatives of SFAS 148.

In November 2002, the FASB issued FIN 45. This interpretation addresses the disclosure to be made by a guarantor in its financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. We have adopted the disclosure requirements of FIN 45 and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. In accordance with FIN 45, the following table provides the undiscounted amount of maximum potential future payments for each major group of guarantee:

As of December 31, 2002
(NOK in millions)
Performance guarantees to customers	469
Other guarantees	23

Total	492

The nature of the guarantees above are operational performance and guarantees related to leases that have a carrying value of zero.

The guarantees have the following maturities:

2003	2004	2005 and thereafter
	(NOK in millions)
175.5	275.0	41.5

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which interprets Accounting Research Bulletin (ARB) No. 51, consolidated Financial Statements. FIN 46 clarifies the application of ARB No. 51 with respect to the consolidation of certain entities (variable interest entities—“VIE’s”) to which the usual condition for consolidation described in ARB No. 51 does not apply because the controlling financial interest in VIE’s may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIE’s and the holder of a significant variable interest in VIE’s to disclose certain information relating to their involvement with the VIE’s. The provisions of FIN 46 apply immediately to VIE’s created after January 31, 2003, and to VIE’s in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIE’s in which an enterprise holds a variable interest that it acquired before February 1, 2003. Restatement of prior periods is not required. We do not expect the application of FIN 46 to have an impact on our financial statements.

On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. We are currently evaluating the impact of adopting Statement 149 on our financial statements.

On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For nonpublic entities, mandatorily redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. We are currently evaluating the impact of adopting Statement 150 on our financial statements.

TREND INFORMATION

You should read “Item 4: Information on the Company—Industry” for information about trends in the offshore drilling and oil services industry reasonably likely to have a material effect on our financial condition.

ITEM 6:     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Our directors and principal executive officers at May 31, 2003, were:

Name	Age	Position	Date first elected or appointed director or executive officer	Date of next reappointment of directors by shareholders(1)
Peter T. Smedvig	56	Chairman of board of directors	1989	April 29, 2005
Raymond De Smedt	64	Director	1994	April 24, 2004
Siri B. Hatlen	46	Director	2001	April 29, 2005
J. Larry Nichols	60	Director	1996	April 24, 2004
Andrew C. Salvesen	56	Director	1990	April 24, 2004
Kjell E. Jacobsen	46	Chief executive officer	1991
Stein Diesen	57	Managing director, Mobile Units Division	1989
Alf Ragnar Løvdal	46	Managing director, Platform Drilling Division	1987
Ståle Rød	52	Managing director, Tender Rigs Division	1989
Alf C. Thorkildsen	46	Chief financial officer	2002

(1)	Date when director will seek reappointment in the normal course.

Peter T. Smedvig has served as chairman of our board of directors since 1989 and as chairman of the board of the private Smedvig companies since 1977. In connection with the private Smedvig companies’ venture capital activity, he serves as non-executive director of Deltex Medical Group Plc, a company listed on AIM (LSE). In 1986 and 1987, Mr Smedvig served as president of the Norwegian Shipowners Association. Peter T. Smedvig was introduced to the oil and gas industry through his internships with Petrofina in 1971 and Elf Aquitaine in 1972 to 1973. Mr Smedvig earned a Bachelor of Arts degree from the University of Newcastle upon Tyne in 1970 and a Master of Business Administration degree from the Wharton School of Finance and Commerce, University of Pennsylvania, in 1972.

Raymond De Smedt has been a director of Smedvig since 1994. Mr. De Smedt is co-founder, vice-chairman and president of Trefoil Oil Ltd., a privately held company involved in oil and gas exploration primarily in South America. Mr. De Smedt has more than 40 years of experience in the international oil service industry, including several senior executive positions within the Schlumberger group in various global regions during the period from 1963 to 1994. Mr. De Smedt is a civil engineer who graduated from the University of Mons in Belgium in 1962.

Siri B. Hatlen has been a director of Smedvig since 2001. She has 15 years of experience in the oil and gas industry, mainly within project management and worked for Statoil from 1984 to 1995. From 1995 she has been acting chief executive officer responsible for turnaround processes in various companies. She is chairman of the board of Helse Øst and serves as director of various boards such as Hands ASA, Interconsult ASA, Blom ASA, NTNU and OSL AS. Mrs. Hatlen graduated from the Norwegian Technical Institute in process engineering/operations research in 1980 and she earned a Master of Business Administration from INSEAD, Fontainebleau in 1991.

J. Larry Nichols has been a director of Smedvig since 1996. He is chairman and chief executive officer of Denver Energy Corporation, a public U.S. oil and gas exploration and production company listed on the

American Stock Exchange. Mr. Nichols co-founded Devon in 1971. Mr. Nichols serves on the board of directors of Baker Hughes Incorporated, BOK Financial Corporation and the American Stock Exchange. Mr. Nichols holds a geology degree from Princeton University and a law degree from the University of Michigan. He served as law clerk to Mr. Chief Justice Earl Warren and Mr. Justice Tom Clark of the U.S. Supreme Court.

Andrew C. Salvesen has been a director of Smedvig since 1990. Following three and a half years in the merchant navy, Mr. Salvesen joined Christian Salvesen plc, a large diversified Scottish company in 1970, and was responsible for the development of that company’s oil field service interests headquartered in Aberdeen over a 17-year period. He was a director from 1989 until 1997 and joined the board of Aggreko plc following the spin-off of that company from Christian Salvesen plc in September 1997. Mr. Salvesen is chairman of Roxar ASA and director of Eurohostels Ltd. Mr. Salvesen was born in Edinburgh and educated in Scotland.

Kjell E. Jacobsen is chief executive officer of Smedvig. After having served as acting chief executive officer since the end of 2001, Mr. Jacobsen was appointed chief executive officer in June 2002. He has been managing director of Smedvig Offshore AS, the principal operating subsidiary for the Mobile Units Division and Platform Drilling Division. He joined Smedvig in 1991. Previously, he worked for Statoil from 1981 to 1986 and Citibank in Oslo and London from 1986 to 1991. Mr. Jacobsen graduated from the Norwegian Naval Academy in 1976 and from the Norwegian School of Economics and Business Administration in 1981.

Alf C. Thorkildsen is chief financial officer of Smedvig. He joined the us in February 2002. Prior to joining Smedvig, he worked for more than 20 years in Shell in various senior positions, the latest as treasurer and controller of the Global EP business. Mr. Thorkildsen has a degree in economics from the Norwegian School of Business Administration and a Master of Business Administration from Arizona State University in 1980.

Stein Diesen is managing director of the Mobile Units Division. He joined Smedvig in 1989 and has held various senior positions including project manager for the construction of the West Venture drilling rig. Prior to joining Smedvig, Mr. Diesen worked for 12 years at Statoil in various positions within project management and operations. Mr. Diesen earned a degree in electrical engineering and a degree in business administration from the Norwegian School of Business Administration.

Alf Ragnar Løvdal is managing director of the Platform Drilling Division. He joined Smedvig in 1987 and served as quality and safety manager from 1989 to 1992. From 1992 to 2002, he served in various managerial positions including general manager operations for the Mobile Units and Platform Drilling Divisions. Prior to starting at Smedvig, Mr. Løvdal held various positions within different oil service companies, including five years of offshore field experience with Schlumberger. Mr. Løvdal graduated as a mechanical engineer from Horten Engineering Academy in Norway in 1980.

Ståle Rød is managing director of the Tender Rig Division. He joined Smedvig in 1981. From 1987 to 1996, Mr. Rød held various executive positions as general manager, chief operating officer and chief financial officer. From 1996, he has been serving as managing director of the Tender Rig Division, only interrupted by a short period, from 1998 to 1999, where he served as interim chief executive officer. Mr. Rød earned a degree in engineering and a degree in economics from the Norwegian School of Business Administration. He has a Master of Business Administration from the University of Wisconsin in 1980.

COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid by us and our subsidiaries for the year ended December 31, 2002, to all our directors and principal executive officers as a group (10 persons in 2002) was approximately NOK 11 million. For the year ended December 31, 2002, the chief executive officer was paid approximately NOK 2.3 million in remuneration. The chief executive officer was granted 170,000 options in 2002. Pursuant to his employment agreement he will receive 24 months salary, if the board of directors decides to end his employment with us.

We paid a total amount of NOK 0.4 million of pension benefits to our directors and officers in 2002.

BOARD PRACTICES

You should read the table above under “Directors and Senior Management” for the period during which each executive officer and director has served in that office and for the date of expiration of the current term of office.

Directors have no other service agreements with us other than the agreement governing their responsibilities as board members.

We currently do not have any audit or remuneration committee. However, we have announced our intention to set up an audit committee

EMPLOYEES

We employed an average of 3,100 people worldwide in fiscal 2002. The table below describes the distribution of the average number of employees for the last three fiscal years by geographical area.

	In Norway	Outside Norway
Average number of employees during fiscal 2002	1,784	1,316
Average number of employees during fiscal 2001	1,755	1,348
Average number of employees during fiscal 2000	1,845	1,146

Approximately 1,370 of our employees in Norway are represented by unions pursuant to industry-wide collective bargaining arrangements. We consider our employee relations to be good.

Notwithstanding our strong commitment to health, safety and environment, we experienced two fatal accidents during 2002.

SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership and control of the Class A ordinary shares and Class B ordinary shares as of April 30, 2003, by all persons known to us who own, directly or indirectly, more than 5% of our outstanding voting shares and our directors and members of our administrative, supervisory or management bodies.

	Class A Shares		Class B Shares
	Number held	Percent of Class	Number held	Percent of Class
Peter T. Smedvig, chairman	21,708,854	39.461	3,214,562	11.493
Folketrygdfondet	3,825,000	6.953	2,624,100	9.382
Raymond De Smedt, director	34,000	0.062	10,300	0.037
Siri B. Hatlen, director	—	—	—	—
J. Larry Nichols, director	20,000	0.036	—	—
Andrew C. Salvesen, director	70,000	0.172	—	—
Kjell E. Jacobsen, CEO	8,000	0.015	—	—
Alf C. Thorkildsen, CFO	—	—	—	—
Stein Diesen, managing director	—	—	—	—
Alf Ragnar Løvdal, managing director	—	—	1,000	—
Ståle Rød, managing director	8,000	0.015	82,000	0.293

The Smedvig family controls 39.5% of the Class A shares and 11.5% of the Class B shares, corresponding to 30.0% of the total share capital. The family intends to maintain a significant shareholding in us. Peter T. Smedvig is chairman of the board.

SHARE INCENTIVE PROGRAMS

We currently have different share incentive programs. As of April 30, 2003, a total of 1,760,000 options, which are exercisable for an aggregate of 1,760,000 Class B shares, were outstanding under such plans. They comprised the following numbers of allocated stock options as of April 30, 2003.

	2000	2001(I)	2001(II)	2002(I)	2002(II)	2003
Class B shares	310,000	290,000	80,000	90,000	440,000	550,000
Subscription price (in NOK)	75.00	89.00	51.00	62.00	34.90	29.00
Maturity	12.09.2003	09.30.2004	09.30.2004	09.30.2004	12.31.2005	12.31.2007

Options allocated under our 2000 program had a subscription price of NOK 75.00 through December 9, 2003. One option confers the right to subscribe for one Class B share. These options were allocated to senior management and key employees.

Options allocated under our 2001(I) program have a subscription price of NOK 89.00 through September 30, 2004. One option confers the right to subscribe for one Class B share. These options were allocated to senior management and key employees.

Options allocated under our 2001 (II) program have a subscription price of NOK 51.00 through September 30, 2004. One option confers the right to subscribe for one Class B share. These options were allocated to our chief financial officer.

Options allocated under our 2002 (I) program have a subscription price of NOK 62.00 through September 30, 2004. One option confers the right to subscribe for one Class B share. These options were allocated to our chief executive officer.

Options allocated under our 2002 (II) program have a subscription price of NOK 34.90 through December 31, 2005. One option confers the right to subscribe for one Class B share. These options were allocated to senior management and key employees.

Options allocated under our 2003 program have a subscription price of NOK 29.00 through December 31, 2007. One option confers the right to subscribe for one Class B share. These options were allocated to senior management and key employees.

All our programs are adjusted for the two-for-one stock split effected in October 2000. You should read “Item 10: Additional Information—Memorandum and Articles of Association” for additional information on the two-for-one stock split.

All options have been allocated free of charge and are tied to the holder’s continued employment with us. The options are not transferable and are redeemable if the holder decides to leave us.

The following table sets forth options held by our directors and officers as of April 30, 2003.

Owner	Number of Options Held
Peter T. Smedvig	—
Raymond De Smedt	—
Siri B. Hatlen	—
Andrew C. Salvesen	—
J. Larry Nichols	—
Kjell E. Jacobsen	330,000
Alf C. Thorkildsen	170,000
Stein Diesen	85,000
Alf R. Løvdal	105,000
Ståle Rød	180,000

With the exception of options under our 2002 (II) program and 2003 program all options are exercisable. You should read note 19 to our consolidated financial statements for additional information on our share incentive program.

ITEM 7:     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Other than as described under “Item 6: Directors, Senior Management and Employees—Share Ownership”, we do not believe that we are directly or indirectly owned or controlled by any major shareholder, by another corporation or by any government.

Other than as described below, we do not believe that we have undertaken any material transactions or loans with a related party.

We have signed miscellaneous lease agreements with A/S Veni and Peder Smedvig Capital Ltd. Both companies are wholly-owned by the Smedvig family which is the largest shareholder in Smedvig asa. The lease agreements primarily relate to office premises and expire at various dates through 2007. The lease payments to A/S Veni for the years ended December 31, 2000, 2001 and 2002 were NOK 7 million, NOK 6 million and NOK 7 million, respectively.

ITEM 8:     FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial statements

You should read “Item 18: Financial Statements” for our financial statements.

Legal proceedings

Balder

In late 1995, we sold the production vessel Balder FPU to Esso. In March 1997, the vessel was delivered to Esso for final completion by Esso in Scotland. In October 1997, Esso notified us that it was terminating the contract to operate the production vessel, along with the remaining portion of the contract to sell the vessel. Pursuant to a review of our contractual obligations in comparison with the condition of the vessel at the time of her delivery to Esso in March 1997, we believe that we have fulfilled our contractual obligations. In April 1998, we brought a formal claim against Esso before the Stavanger City Court in Norway for unjustified termination and willful breach of the sales contract as well as the operating contract for the vessel. In our submission, we claim payment of the final settlement under the sales contract plus compensation for unjustified termination and willful breach of contract up to a total of approximately NOK 2.6 billion. In its reply, filed in September 1998, Esso rejected our claim and brought counterclaims totaling more than NOK 4 billion against us, based mainly on Esso’s claim that we substantially breached the sales and purchase contract and were grossly negligent in our handling of the Balder project. We reject this claim as unfounded, and a formal response was filed at the end of March 1999.

We maintain that Esso undertook comprehensive modifications and upgrades of the vessel above and beyond those specified in the construction contract and that Esso is liable for the costs thereof.

In February 2000, Esso reduced its claim for consequential losses resulting in a total adjusted net claim against us of approximately NOK 3.2 billion, plus interest and costs (resulting from the offsetting of U.S.$48 million, which is the undisputed portion of the contract price owed to us by Esso). This part of the claim was related to the alleged loss of revenues due to delayed oil production from the Balder field.

The court proceedings between Esso and us started on March 6, 2000 and were completed on November 1, 2001. During the court proceedings Esso has reduced its net claims further to approximately NOK 2.75 billion, while we have maintained our claims against Esso with some minor adjustments. In addition, Esso has claimed legal costs amounting to NOK 320 million, while we have made a counterclaim for legal costs amounting to NOK 150 million. The court’s decision is expected during the summer of 2003.

We have a net receivable of approximately NOK 175 million from Esso and Keppel FELS at December 31, 2001 and 2002.

Based on our review of our contractual obligations and our consideration of the condition of the vessel at the time of its delivery to Esso, we believe that we have complied with our material obligations under these contracts. While litigation is uncertain, we do not believe that the ultimate outcome of this dispute will have a material adverse effect on our financial position.

We initiated arbitration proceedings against Keppel FELS in London in September 1997 in order to determine a procedure for enforcing the warranty provisions independently of other conditions with respect to which the parties are in disagreement. In November 1997, the arbitration proceedings ended because it was determined that we were not entitled to initiate such procedures. As a result, the issue of enforcing the warranty provisions remains unresolved. The arbitration proceeding is currently dormant pending the outcome of the lawsuit between Esso and us. You should read note 29 to the consolidated financial statements for additional information about legal proceedings.

West Navion

We and Statoil ASA jointly own the Partnership West Navion DA, each with a 50% ownership interest. The Partnership owns the deepwater drillship West Navion. With reference to the agreements between the parties, both parties had reserved their right to seek compensation from the other party for cost overruns related to the construction and outfitting of the drillship. At the end of May 2003, the deadline for both parties to seek compensation for cost overruns expired without either party having made a claim.

West Alpha tax

The Norwegian Tax Authorities have informed us that they are considering a change to the previously accepted tax treatment of our 50% ownership interest in West Alpha. We have estimated that the potential tax effects of such a change would be an additional tax expense of approximately NOK 50 million, of which approximately NOK 30 million would be payable taxes. Although we have been corresponding with the Tax Authorities in this matter, no tax assessment has been presented to us by the Tax Authorities to date. We believe that any change to our tax treatment would be unfounded.

Dividends and dividend policy

As part of our financial strategy we intend to distribute an annual dividend. The dividend for each year will depend on our earnings and financial situation, with growth in net income also providing the basis for an increase in dividend. The dividend for 2002 was decreased to NOK 1.00 per share, down from NOK 1.50 in 2001. The RISK amount per January 1, 2002, which applies only to shareholders subject to Norwegian taxes, is minus NOK 1.00 per share. You should read “Item 3: Key Information—Selected Consolidated Financial Information” for additional information on our dividends.

Our revolving credit facility contains covenants restricting our dividend policy. Dividends are limited to the aggregate amount of 50% of consolidated EBITDA less net interest expenses.

SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2002.

ITEM 9:     THE OFFER AND LISTING

The principal trading market for our ordinary shares is the Oslo Stock Exchange, where the Class A shares have been listed since September 1990 under the symbol SME. Our Class B shares have been listed on the Oslo Stock Exchange since August 30, 1996 under the symbol SMEB. Prior to the registered public offering of Class B shares in November 1996, the Class A and Class B shares, in the form of American Depositary Shares (“Class A ADSs” and “Class B ADSs”, respectively), were traded in the over-the-counter market in the United States, although trading had been relatively inactive. The Class A and Class B ADSs have been listed on The New York Stock Exchange since November 8, 1996, under the symbols SMVA (for the Class A ADSs) and SMVB (for the Class B ADSs).

The following tables set forth, for the periods indicated, the high and low closing prices on the Oslo Stock Exchange for the Class A and Class B shares and the high and low closing sales prices of ADSs as reported on the New York Stock Exchange composite tape.

	Class A Shares
	Oslo Stock Exchange		New York Stock Exchange
	Price per Class A Share		Price per Class A ADS(2)
	High	Low	High	Low
	NOK	NOK	U.S.$	U.S.$
2001
First Quarter	107.00	83.00	11.81	9.59
Second Quarter	101.00	84.00	11.00	9.50
Third Quarter	89.00	61.00	9.70	7.25
Fourth Quarter	77.00	59.00	8.45	6.50

2002
First Quarter	79.00	58.00	8.30	6.20
Second Quarter	80.00	45.00	9.65	6.20
Third Quarter	53.50	31.00	7.11	4.15
Fourth Quarter	39.50	28.00	5.32	4.00

2003
First Quarter	34.40	28.10	4.19	4.02
Second Quarter (through June 5)	43.50	30.00	6.15	4.26

	Class B Shares
	Oslo Stock Exchange		New York Stock Exchange
	Price per Class B Share		Price per Class B ADS(2)
	High	Low	High	Low
	NOK	NOK	U.S.$	U.S.$
2001
First Quarter	95.00	70.00	10.05	8.50
Second Quarter	87.50	73.00	9.59	7.75
Third Quarter	78.00	48.00	8.10	6.40
Fourth Quarter	65.00	49.00	7.15	5.25

2002
First Quarter	68.00	55.50	7.65	5.65
Second Quarter	67.00	38.20	8.12	5.19
Third Quarter	44.80	25.50	5.97	3.40
Fourth Quarter	34.30	24.30	4.65	3.40

2003
First Quarter	30.00	24.20	4.24	3.40
Second Quarter (through June 5)	37.50	26.40	5.45	3.90

	Class A Shares
	Oslo Stock Exchange		New York Stock Exchange
	Price per Class A Share		Price per Class A ADS(2)
	High	Low	High	Low
	NOK	NOK	U.S.$	U.S.$
1998	91.50	27.00	12.75	3.56
1999	55.00	29.00	6.56	3.75
2000	100.00	45.00	11.00	4.53
2001	107.00	59.00	11.81	6.50
2002	80.00	28.00	9.65	4.00

	Class B Shares
	Oslo Stock Exchange		New York Stock Exchange
	Price per Class B Share		Price per Class B ADS(2)
	High	Low	High	Low
	NOK	NOK	U.S.$	U.S.$
1998	87.50	23.50	11.63	2.88
1999	47.00	24.00	5.88	3.13
2000	88.00	41.25	9.50	5.31
2001	95.00	48.00	9.59	5.25
2002	68.00	24.30	8.12	3.40

	Class A Shares
	Oslo Stock Exchange		New York Stock Exchange
	Price per Class A Share		Price per Class A ADS(2)
	High	Low	High	Low
	NOK	NOK	U.S.$	U.S.$
December 2002	38.80	28.00	5.28	4.30
January 2003	34.40	30.00	4.91	4.50
February 2003	33.30	28.10	4.57	4.22
March 2003	33.00	29.20	4.46	4.02
April 2003	35.10	30.00	4.99	4.17
May 2003	40.50	33.20	5.85	4.85

	Class B Shares
	Oslo Stock Exchange		New York Stock Exchange
	Price per Class B Share		Price per Class B ADS(2)
	High	Low	High	Low
	NOK	NOK	U.S.$	U.S.$
December 2002	34.00	24.30	4.60	3.55
January 2003	30.00	26.00	4.24	3.88
February 2003	27.90	24.20	3.96	3.40
March 2003	29.00	25.00	3.81	3.44
April 2003	30.20	26.40	4.27	3.70
May 2003	37.00	28.00	5.00	4.82

(1)	Each Class A ADS represents one Class A share.

(2)	Each Class B ADS represents one Class B Share.

We have entered into two deposit agreements with Citibank, N.A. as depositary, and the holders from time to time of American Depositary Receipts issued thereunder pursuant to which a separate sponsored American Depositary Receipt facility was made available with respect to each of the Class A shares and the Class B shares.

Based upon information available from the Norwegian share registry, Verdipapirsentralen or VPS, as of May 19, 2003, we had 2,484 holders of record of Class A shares, of which 40 had registered addresses in the United States and held a total of 2,591,891 Class A shares, and 1,512 holders of record of Class B shares, of which 34 had registered addresses in the United States and held a total of 4,055,252 Class B shares. Citibank, N.A., as custodian, is the registered holder for holders of Class A ADSs representing 243,872 Class A shares and the holders of Class B ADSs representing 2,964,660 Class B shares. According to Citibank’s registry, there was one registered holder of Class A ADSs and there were six registered holders of Class B ADSs. Holders of record of Class A shares and Class B shares having registered addresses in the United States, together with the registered holders of Class A ADSs and Class B ADSs in Citibank’s registry, held an aggregate of approximately

4.71% and 14.50% of the total number of Class A shares and Class B shares outstanding on such date, respectively. The above numbers may not be representative of the actual number of U.S. beneficial holders or the number of Class A shares and Class B shares beneficially held by U.S. persons.

ITEM 10:     ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

We are a public limited company organized under the laws of Norway. Our registration number in the Norwegian Register of Business Enterprises is 953 114 828. We were incorporated on September 14, 1989 and registered with the Norwegian Register of Business on October 25, 1989.

Under section 3 of our articles of association, our object and purposes are to engage in shipping, aviation, oil drilling and production, commerce, hotel management and real estate as well as other activities related to these industries, and to provide guarantees to the benefit of third parties. We may conduct our operations through participation in or in cooperation with other companies.

Board of directors

Section 6 of our articles of association provides that our board of directors shall be composed of a minimum of 3 and a maximum of 5 members. The members are elected by our shareholders’ meeting to serve for a term of two years, that expires at the conclusion of our annual general meeting of shareholders in the year in which the two-year period ends. The general meeting appoints the chairman of our board. In the event a director retires, is removed or is disqualified as a result of personal bankruptcy prior to end of his of her period of service, and there is no alternate board member, the remaining directors on our board must arrange for the election by our shareholders’ meeting of a new member of the board of directors for the remainder of the period of service.

There are no requirements for a board member being qualified to serve in such capacity other than a requirement under Norwegian law that at least half of the members of our board of directors must reside in the Kingdom of Norway or another state that is part of the European Economic Area Agreement, unless the relevant authorities grant an exemption in an individual case. Section 6 of our articles of association requires a director to retire the year he or she reaches the age of 68.

Our board of directors does not have employee representation. However, our employees are represented in the board of directors of two subsidiaries of Smedvig asa, Smedvig Offshore AS and AS Smedvig Prodrill. Pursuant to a decision by the governmental entity on employee representation, these subsidiaries are allowed to have boards of directors consisting of the same members. Their boards of directors consist of 9 members, 4 of which are elected by and from among the employees of Smedvig Offshore AS and AS Smedvig Prodrill, and 5 of which are elected by the shareholders of Smedvig asa. The decision of the governmental entity was made on April 27, 2000 and is valid for a period of four years.

Under Norwegian law, a member of our board of directors may not participate in the discussion or in the decision on any matter in which such board member (or any person affiliated with such board member) has a major personal or financial interest. In addition, no member of our board may participate in any matter concerning a loan or other credit to such board member or with respect to the pledge of security for such board member’s debt to us.

Under Norwegian law, our directors have no power to vote on their own compensation or that of any member of the board. Our shareholders’ meeting fixes the remuneration to be received by members of our board of directors, alternate members and observers. Norwegian law also provides that members of our board of directors may not receive any consideration from parties other than us in connection with their services for us.

However, a board member who does not participate in our day-to-day management is not precluded from acting as an agent on behalf of a business carried on by such board member and receiving a standard agency fee in such capacity, provided that such member does not also represent us in the transaction.

The members of our board of directors owe a fiduciary duty to us and our shareholders. Their principal obligation is to protect the interests of our shareholders. In addition, they may owe duties to other third parties, such as employees and creditors. Our directors can be held liable for any damage they negligently or intentionally cause to us. Norwegian law permits shareholders to exempt any such persons from liability, except that the exemption is not binding if substantially correct and complete information was not provided to the shareholders at the general meeting at which such action was taken. In addition, if shareholders have exempted such persons from liability or decided not to hold such persons liable for a certain matter, shareholders representing at least 10% of the share capital or (if there are at least 100 shareholders) more than 10% of the total number of shareholders can bring an action on our behalf and in our name. We are not responsible for the cost of any such action. However, this cost can be recovered from any proceeds we receive as a result of the action. If the decision not to hold such persons liable was adopted by the same majority as required to amend our articles of association, that decision is binding on our minority shareholders.

Neither Norwegian law nor our articles of association contain any provision concerning indemnification by us of the members of our board of directors.

Description of shares

The following is a summary of the material information relating to our share capital and our shares, including summaries of certain provisions of our articles of association and applicable Norwegian law, including the Norwegian Public Limited Companies Act, in effect as of the date of this annual report.

General

Under section 4 of our articles of association, Class B shares do not carry a right to vote at general meetings. Otherwise holders of Class B shares have the same rights and privileges as holders of Class A shares.

The extraordinary general meeting of shareholders held on October 17, 2000, resolved to have a two-for-one stock split. The par value per share decreased from NOK 3.00 to NOK 1.50. As a result of the split, there are 55,014,004 Class A shares and 27,854,250 Class B shares, compared to 27,507,002 and 13,927,125 respectively before the split.

The annual general meeting of shareholders held on April 26, 2001 resolved to increase the share capital by NOK 705,364,034 by transfer of the share premium reserve to the share capital. The increase in capital resulted in an increase in the par value of the shares from NOK 1.50 to NOK 10.00. The number of shares remained unchanged.

At year-end our share capital was NOK 829,840,040 divided between 55,014,004 Class A shares and 27,970,000 Class B shares, with nominal value of NOK 10.00 per share. All our shares are validly issued, fully paid and nonassessable.

The VPS system

Both our Class A shares and our Class B shares are registered with the Norwegian Verdipapirsentralen (the Norwegian Registry of Securities), or the VPS, which was established under Norwegian law in 1986 and is a certificate-less securities registry system. In general terms, the VPS is a computerized bookkeeping system operated by an independent institution in which the ownership of, and all transactions related to, Norwegian-listed equity securities must be recorded. Our share register has been transferred to the VPS, and our shares are registered in the VPS.

All transactions related to securities registered with the VPS are handled through computerized book entries. The VPS confirms each entry by sending a transcript to the registered shareholder regardless of beneficial ownership. In order to effect such entries, the individual security holder must establish a securities account or accounts with one or more Norwegian account agents. Norwegian banks, the Bank of Norway, authorized securities brokers in Norway, bond issuing mortgage companies, unit trust managing companies and Norwegian branches of credit institutions established within the European Economic Area are allowed to act as account agents. If a security holder does not establish such an account, an account agent will be appointed on the security holder’s behalf by the issuer of the security in question.

The entry of a transaction in the VPS will generally be decisive in determining the legal rights of parties as against the issuing company or a third party claiming an interest in a security.

The VPS is strictly liable for any loss suffered as a result of faulty registration or the amending or deletion of rights in respect of registered securities except in the event of contributory negligence on the part of the aggrieved party, in which case compensation owed by the VPS may be reduced.

A transferee or assignee of shares may not exercise the rights of a shareholder with respect to such shares unless such transferee or assignee has registered its shareholding or has reported and shown evidence of the share acquisition and the share acquisition is not prohibited by applicable Norwegian law or our articles of association.

Shareholder meetings

Under Norwegian law, we are required to hold our annual general meeting of shareholders within six months following the end of the fiscal year. In accordance with Norwegian law and section 7 of our articles of association, the following matters must be discussed and voted upon at the annual general meeting:

•	approval of our annual accounts and annual report for the prior fiscal year;

•	election of our board of directors and its chairman when the term of their office expires;

•	election of accountant;

•	matters listed in the notice convening the annual general meeting; and

•	other matters required by law or by our articles of association.

In addition to the annual general meeting, extraordinary general meetings of shareholders may be held if deemed necessary by our board of directors. An extraordinary general meeting must also be convened for the consideration of specific matters at the written demand of our auditors or shareholders representing 5% or more of our share capital.

Our board of directors is responsible for convening a general meeting of shareholders, including any extraordinary general meeting. A general meeting must be convened by written notice to all shareholders. The notice must state the matters to be discussed and voted upon at the general meeting and must be issued at least 14 days in advance of the meeting date. Concurrent with the announcement of the annual general meeting, we must send our annual report and accounts together with our auditor’s report to every shareholder whose address is known. The articles of association provide that shareholders who intend to participate in the general meeting shall notify us accordingly within a certain period. The period may not expire earlier than 5 days before the meeting.

Neither Norwegian law nor our articles of association provide any quorum requirement in order to hold any general meeting.

Shareholders may request that a matter be discussed at a general meeting. In order to exercise this right, shareholders must deliver written notice to our board of directors in sufficient time in order to include the scheduled matter in the notice convening the general meeting. If the notice of the general meeting has already been sent, a new notice as to the convening of the general meeting must be sent if at least two weeks remain before the date when the general meeting is scheduled to be held.

Under Norwegian law, shareholders are entitled to attend and vote at a general meeting, either in person or by a proxy appointed at their own discretion. Under our articles of association, the holders of our Class B shares may not vote at the general assembly, although they do otherwise have the same rights and privileges as the holders of our Class A shares.

Voting rights

Holders of our Class A shares (other than us or any of our subsidiaries) are entitled to one vote per share. Holders of our Class B shares may not vote at the general meetings.

Generally, all matters to be voted upon by shareholders must be approved by a majority of the votes cast by all holders of Class A shares that are present in person or represented by proxy at the general meeting at which such matters are considered. In the case of elections, the persons who receive more votes are deemed elected.

Certain actions, including resolutions to:

•	amend our articles of association,

•	approve a merger or demerger,

•	increase or reduce our share capital, and

•	waive pre-emptive rights in connection with an increase in share capital,

must be approved by at least two-thirds of the votes cast at the general meeting at which such amendment is considered. In addition, at least two-thirds of the share capital (including both our Class A shares and Class B shares) represented at such meeting must approve these resolutions.

Any resolution which has the effect of reducing our shareholders’ right to a dividend or to our assets requires the approval of shareholders representing more than 90% of our share capital (including both Class A shares and Class B shares) represented at the general meeting at which such action is considered as well as at least two-thirds of the votes cast at that meeting.

Under Norwegian law, certain matters require the unanimous approval of all our shareholders (both Class A shares and Class B shares), including the taking of any action that would:

•	increase shareholders’ obligations to us;

•	restrict the right to transfer, acquire or own shares in us;

•	subject the shares to compulsory redemption; or

•	change the legal relationship among previously equal classes of shares.

If any such action would affect less than all shareholders, such action would require the unanimous approval of all affected shareholders as well as at least two-thirds of the votes cast and at least two-thirds of the share capital represented at the general meeting at which such action is considered.

Under Norwegian law, shareholders may not take action by written consent.

The beneficial owners of shares registered in the name of a nominee are generally not entitled to vote under Norwegian law, nor any persons who are designated in the share registered as holding such shares as nominees.

Corporate assembly

Neither Smedvig asa, nor its subsidiaries Smedvig Offshore AS and AS Smedvig Prodrill, have a corporate assembly.

Dividends

Our Class B shares will rank pari passu with our Class A shares for any dividend which we may declare and pay.

Under Norwegian law, any proposal to pay a dividend must be made by our board of directors and approved by our shareholders at the annual general meeting of shareholders. The dividend cannot exceed the amount proposed or consented to by our board of directors. Dividends in respect of a fiscal year are normally determined at the annual general meeting held in the following year. Any dividend approved at a general meeting accrues to those shareholders that are shareholders at the time of the shareholder approval, unless otherwise stated in the resolution with respect to such dividend distribution.

Under Norwegian law, the amount of any dividend distribution with respect to any fiscal year is limited to our income for that year (determined in accordance with the approved profit and loss account for that year) and other equity, after deduction of:

•	uncovered losses (i.e., losses from a prior year or years that could not be covered because of insufficient distributable equity);

•	the capitalized costs of research and development, goodwill and the net deferred tax benefits reflected in the balance sheet for that year; and

•	that part of our profit for the year which, by law or in accordance with our articles of association, must be allocated to undistributable reserve or may not be distributed as a dividend.

•	the total nominal value of our treasury shares.

With respect to any license or entity in which we have an investment valued using proportionate consolidation or the equity method, the difference between our share of the earnings of the license or entity recognized and the dividend received from such license or entity is allocated to the reserve for valuation variances. The reserve for valuation variances constitutes undistributable equity, and may not be distributed either as a dividend or as a distribution in connection with a reduction in capital.

Norwegian law does not permit the payment of dividends based on interim results of operations.

In accordance with Norwegian law, we may not distribute any dividend if our balance sheet shows that our equity amounts to less than 10% of our total assets without following a creditor notice procedure for a reduction of the share capital. Further, no dividend may be distributed in any circumstance if it exceeds an amount that is compatible with prudent and sound business practice and with due consideration of any loss that may have been incurred, or is expected to be incurred, after the balance sheet date.

Dividends have usually been transferred by us to shareholders entitled to such dividends approximately five to six weeks after they have been approved at the annual general meeting.

Because we pay dividends in Norwegian kroner, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs upon the conversion of cash dividends into U.S. dollars by our depositary.

Limitations on the right to own shares

There are no restrictions affecting the right of non-Norwegian residents or citizens to own or exercise voting rights with respect to our shares.

Effective January 1, 1995, legislation harmonizing laws in Norway with EU eliminated restrictions on foreign ownership in Norwegian companies.

Restrictions on transfer

Except in certain circumstances, no acquiror of shares is entitled to any of the rights of a shareholder unless and until he has registered the transfer in our share registry in the VPS. Under Norwegian law, the transferor must ensure that the VPS is notified of any change of ownership immediately after it has taken place.

Section 5 of our articles of association does not contain any provisions restricting the transferability of shares except that our board of directors may refuse to consent to the transfer of shares. Consent may not be refused for a change of ownership by inheritance if the transferee is a connected person of the previous owner. Moreover, consent may only be refused on objective grounds of fact. Furthermore our board of directors may take such other steps as may be necessary to prevent shares from being transferred if such transfer would not occur in accordance with the restrictions, if any, then provided by applicable Norwegian law. If our board of directors does not authorize a transfer of shares, our board must, without delay, notify the transferee of the decision as well as the reasons for such refusal and our remedy. If the transferee is not notified of a refusal to grant consent within two months of the date of the VPS’s receipt of notice of the acquisition, our board’s consent shall be regarded as having been granted. If our board refuses to grant its consent to the acquisition of the shares, the transferee may:

•	rescind the purchase agreement with the transferor (unless otherwise provided in such agreement);

•	dispose of the shares; or

•	bring a legal action against us with respect to the refusal to grant consent.

Any of the foregoing actions must be taken within two months from when the transferee received notice of our board’s refusal of consent to the transfer. If the transferee fails to act in a timely manner, our board of directors may demand that the shares be sold.

Additional issuances and pre-emptive rights

All issuances of our Class A shares and Class B shares, including bonus issues, require an amendment of our articles of association (which specifies our share capital) and, as a result, shareholders’ approval.

Upon any reclassification of our equity, our Class A shareholders will receive additional Class A shares and our Class B shareholders will receive new Class B shares, unless otherwise provided by resolution of the general meeting.

Under Norwegian law, the holders of our shares have pre-emptive rights to acquire or subscribe for additional shares to be issued for cash. These rights apply regardless of which class of shares the shareholder owns or the class of the issued shares. Such rights may be waived by a resolution at a general meeting by the same vote as required to approve an amendment to our articles of association. Shareholders may, by the same majority as required for amending our articles of association, also grant to our board of directors power of attorney to increase our share capital by a new subscription for shares. Such power of attorney must specify, among other things, the amount by which our share capital may be increased, the duration of the power of attorney, and whether shareholders have pre-emptive rights with respect to such share capital increase. The authorization may not have a duration of more than two years at a time.

Shareholders’ pre-emptive rights, if any, are pro rata in accordance with their relative holdings in our shares at the time of such issuance. If not all shareholders exercise their pre-emptive rights, or not all shareholders exercise such rights in full, shareholders who have exercised their pre-emptive rights and intend to acquire additional shares may subscribe for those shares which have not been subscribed for, generally on a pro rata basis based on the number of shares for which pre-emptive rights have been exercised. Under Norwegian law, pre-emptive rights may not be set aside in our articles of association.

Under Norwegian law, bonus issues (share dividends) of our shares may be distributed, subject to shareholder approval, from amounts which:

•	could otherwise be distributed as dividends; or

•	may be created by transferring funds from our share premium reserve or from retained earnings available for dividends.

Such bonus issues or share dividends may be effected either by issuing new ordinary shares, allotted to our shareholders on a pro rata basis, or by increasing the nominal value of the ordinary shares outstanding.

Redemption of the shares

Our articles of association do not contain any provision regarding the redemption of our ordinary shares. Under Norwegian law, a company may, upon a resolution by its board of directors and subject to shareholders’ approval by the same vote as required to approve amendments to its articles of association, reduce its share capital to:

•	cover a loss which may not be covered otherwise;

•	effect a distribution to shareholders; or

•	allocate amounts from share capital to reserves to be used in accordance with the resolution adopted by its shareholders.

The reduction in share capital may be implemented by redemption of ordinary shares or by a reduction in the nominal value of the shares.

Risks upon dissolution and winding up

Any decision by a Norwegian company to dissolve generally requires the approval by two-thirds of the votes cast by its Class A shareholders as well as two-thirds of the share capital (including both Class A shares and Class B shares) represented at the general meeting called to vote upon the matter. If any events have occurred which, in accordance with a company’s articles of association, must result in the dissolution of the company, or if the company must be dissolved as a result of a statutory provision, the proposal with respect to the company’s dissolution requires approval by the majority of the votes cast at the general meeting called to vote upon the proposal. In the event of a dissolution, liquidation or winding up, the holders of our ordinary shares are entitled to share all assets remaining after payment of all of our liabilities on a pro rata basis.

Obligations upon acquiring certain percentages of our shares

Under Norwegian laws, if any person or group acting in concert acquires shares causing the acquiror’s portion of shares and/or rights to shares reach or exceed  1/10,  1/5,  1/2,  2/3 or  9/10 of the share capital or of shares representing an equivalent portion of the voting right in us, the acquiror shall notify such acquisition to the Oslo Stock Exchange.

Norwegian law requires any person or group acting in concert that acquires more than 40% of the voting rights of a Norwegian company listed on the Oslo Stock Exchange, or OSE, to make an unconditional general offer to acquire the whole of the outstanding share capital of that company. The offer is subject to approval by the OSE before submission of the offer to the shareholders. The offer must be in cash or contain a cash alternative at least equivalent to any other consideration offered. The offering price per share must be at least as high as the highest price paid by the offeror in the six-month period prior to the date the 40% threshold was exceeded, but equal to the market price if the market price was higher when the 40% threshold was exceeded. A shareholder who fails to make the required offer must dispose of such number of shares as it is necessary to go below the 40% threshold within four weeks. Otherwise, the OSE may cause the shares exceeding the 40% threshold to be sold by public auction. A shareholder who fails to make such offer may not, as long as the mandatory offer requirement applies, vote its shares or exercise any rights of share ownership unless a majority of the remaining shareholders approve, other than the right to receive dividends and preferential rights in the event of an increase in share capital. In addition, the OSE may impose a daily fine upon a shareholder who fails to make the required offer.

If a shareholder, directly or via subsidiaries, acquires shares representing more than 90% of the total number of issued shares as well as more than 90% of the total voting rights attached to those shares, then the majority shareholder has the right (and each remaining minority shareholder of that company has the right to require the majority shareholder) to effect a compulsory acquisition for cash of any shares not already owned by the majority shareholder. Upon effecting the compulsory acquisition, the majority shareholder must offer the minority shareholders a specific price per share. The determination of the price per share would be at the discretion of the majority shareholder. If any minority shareholder does not accept the offered price, such minority shareholder may, within a specified period of not less than two months, request that the price be set by the Norwegian courts. The cost of the court procedure will normally be charged to the account of the majority shareholder, and the courts would have full discretion in determining the consideration due to the minority shareholder as a result of the compulsory acquisition.

Treasury shares

According to Norwegian law, Smedvig asa may acquire its own shares provided that the nominal value of the total holdings of own shares after the acquisition does not exceed 10% of the share capital. In addition, the acquisition must not result in the share capital, less the total nominal value of the holding of own shares, being lower than the minimum permitted share capital (NOK 1,000,000).

Furthermore, Smedvig asa may only acquire its own shares if the company’s distributable equity, according to the latest approved balance sheet, exceeds the consideration to be paid for the shares. Own shares may not be acquired in excess of the amount compatible with prudent and sound business practice with due consideration being taken of any loss which may have been incurred after the balance-sheet date or which must be expected to be incurred.

The decision of acquiring own shares is taken by the general meeting granting the board of directors a power of attorney to make such acquisition. The power of attorney may not exceed 18 months and cannot include the subscription of new shares in Smedvig asa. The decision by the general meeting requires at least two thirds of both the votes cast and the share capital represented at the general meeting.

At the annual general meeting held on April 29, 2003, the board of directors was authorized to repurchase up to 8,298,000 shares in Smedvig asa. The authorization is valid until October 24, 2004.

MATERIAL CONTRACTS

You should read “Item 5: Operating and Financial Review and Products—Liquidity and Capital Resources” for information on our U.S.$600 million revolving credit facility.

EXCHANGE CONTROLS

Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval except for the physical transfer of payments in currency, which is restricted to licensed banks. This means that non-Norwegian resident shareholders may receive dividend payments without a Norwegian exchange control consent as long as the payment is made through a licensed bank.

There are presently no restrictions affecting the rights of non-residents or foreign owners to hold or vote our shares. However, in accordance with Norwegian law, the acquisition of shares or other ownership interests in companies in Norway exceeding certain thresholds, including Smedvig, must be notified to the Norwegian Ministry of Trade and Industry if a purchaser or group of purchasers acting in concert, regardless of nationality, becomes the owner of shares, other ownership interests or voting rights in the aggregate meeting or exceeding the respective thresholds of one-third, one-half or two-thirds of the shares, other ownership interests or voting rights in such company. For acquisitions requiring notifications, the Norwegian Ministry of Trade and Industry may refuse to approve the acquisition or may approve it subject to certain conditions. These notification requirements apply to the acquisition of our shares.

TAXATION

Norwegian tax matters

This section, in the opinion of Thommessen Krefting Greve Lund, Norwegian tax counsel to Smedvig, describes the material Norwegian tax consequences that apply to shareholders resident in Norway as well as non-resident shareholders in connection with the acquisition, ownership, and realization of the shares. This section does not provide a complete description of all tax regulations, which might be relevant (i.e., for investors for whom special regulations may be applicable). This section is based on current law and practice. Shareholders should contact their professional tax advisors for advice concerning individual tax consequences.

Taxation of dividends

Dividends distributed to shareholders resident in Norway for tax purposes are subject to taxation in Norway as general income at a flat rate, currently 28%. According to an imputation method, such shareholders will effectively not be subject to tax on dividend distributions from Norwegian companies, as there will be available as a credit (“godtgjørelse”) against the Norwegian tax in an amount equal to the tax to be levied on the dividends received.

Non-Norwegian shareholders are subject to a withholding tax at a rate of 25% on dividends distributed from Norwegian companies, unless the shareholder is carrying on business activities in Norway and such shares are effectively connected to such activities. In that case, the rules described in the foregoing paragraph are applicable. In other cases, the withholding rate of 25% is normally lower according to tax treaties between Norway and the country in which the shareholder is resident. Generally, the treaty rate does not exceed 15%, and in cases where a corporate shareholder holds a qualifying percentage of the shares of the distributing company, the withholding tax rate on dividends is in most cases reduced to 5% or even to zero. The treaty rate in the U.S.-Norwegian treaty is 15% in all cases.

The 15% withholding rate under the tax treaty between Norway and the United States will apply to dividends paid on shares held directly by U.S. Holders properly demonstrating to the company that they are entitled to the benefits of the convention.

Dividends paid to the depositary for redistribution to shareholders holding ADSs will at the outset be subject to a withholding tax of 25%. The beneficial owners will in this case have to apply for refund of the excess amount of tax with the Norwegian Directorate of Taxes. The bank(s) acting as depositary will, however, provided it is acting as a licensed custodian operating (a) nominee account(s) in the Norwegian Registry of Securities (the VPS System) with approval from the Norwegian Banking, Insurance and Securities Commission and the Norwegian Directorate of Taxes, be entitled to receive dividends from us for redistribution to ADS holders resident in the U.S. who are beneficial owners at the treaty withholding rate of 15%.

Wealth tax

The value of the shares is included when computing the wealth tax imposed on individuals who for tax purposes are considered resident in Norway. Norwegian joint stock companies and certain other companies in a similar position are not subject to wealth tax. Currently, the marginal wealth tax rate is 1.1% of the value assessed. The value for assessment purposes for shares listed on the Oslo Stock Exchange is 100% of the listed value of such shares as of January 1 in the year of assessment. Shareholders who are resident outside of Norway are ordinarily not subject to wealth tax in Norway for shares in Norwegian joint stock companies.

Inheritance tax and gift tax

Upon transfer of shares due to inheritance or gifts, such transfer may be subject to inheritance or gift tax. The basis for the computation is the market value at the time the transfer takes place. Still, such transfer is not subject to Norwegian tax if the donor/deceased was neither a national nor resident of Norway for tax purposes.

Taxation upon realization of shares

A shareholder who is resident for tax purposes in Norway will realize a taxable gain or loss upon a sale, redemption or other disposition of shares. Such capital gain or loss is included in, or deducted from, the computation of general income in the year of disposal at a flat tax rate of 28%. The gain is subject to tax and the loss is deductible irrespective of the length of the ownership and the number of shares disposed of.

The taxable gain or loss is computed as the sales price adjusted for transactional expenses less the taxable basis. A shareholder’s taxable basis is adjusted according to the so-called RISK-rules (RISK is the Norwegian abbreviation for the variation in the company’s retained earnings after tax during the ownership of the shareholder). The RISK amount is computed at the end of each fiscal year. If the shareholder owns shares acquired at different points of time, the shares that were acquired first will be regarded as the first to be sold, on a first-in first-out basis.

If a shareholder has received a dividend payment from the company and the dividend has not been taken into account as a deduction in the shareholder’s RISK calculation, typically if the shares have been bought in the period between first January and the ordinary general meeting, then the dividend will nevertheless reduce the taxable basis. Similarly a shareholder who has suffered a deduction in the calculation of the RISK adjustment for dividend paid to other shareholders, typically if the shares are sold in the period between first January and the ordinary general meeting, such shareholder can require that such dividend be added to the taxable basis.

Shareholders not resident in Norway are normally not subject to tax in Norway on capital gains, and losses are not deductible upon sale, redemption or other disposition of shares or ADSs in Norwegian companies, unless the shareholder has been resident for tax purposes in Norway and the disposal takes place within five years after the end of the calendar year in which the shareholder ceased to be a resident of Norway for tax purposes, or, alternatively, the shareholder is carrying on business activities in Norway and such shares or ADSs are or have been effectively connected to such activities.

Transfer tax

There is no transfer tax imposed in Norway in connection with the sale or purchase of shares.

United States tax matters

General

This section describes the material United States federal income tax consequences of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes.

This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	dealers in securities,

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings,

•	tax-exempt organizations,

•	life insurance companies,

•	persons liable for alternative minimum tax,

•	persons that actually or constructively own 10% or more of the voting stock of Smedvig,

•	persons that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	persons whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the Convention between the United States of America and the Kingdom of Norway for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Property (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. You are a “U.S. holder” if you are a beneficial owner of shares or ADSs and you are:

•	an individual who is a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of shares or ADSs in your particular circumstances.

Taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you generally will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

Taxation of dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by Smedvig out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by Smedvig with respect to the shares or ADSs will be qualified dividend income. You must include any Norwegian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Norwegian kroner payments made, determined at the spot Norwegian kroner/U.S. dollar rate on the date the dividend distribution is included in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars generally will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your tax basis in the shares or ADSs and, to the extent in excess of your tax basis, will be treated as capital gain.

Subject to generally applicable limitations, the 15% Norwegian tax withheld in accordance with the Treaty and paid over to Norway will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Norwegian law, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See “Taxation—Norwegian tax matters—Taxation of dividends”, above, for the procedures for obtaining a tax refund. The rules governing foreign tax credits are complex and we urge you to consult your tax adviser regarding the availability of the foreign tax credit in your situation.

Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. Alternatively, you may elect to claim a U.S. tax deduction, instead of a foreign tax credit, for such Norwegian tax, but only for a year in which you elect to do so with respect to all foreign income taxes.

Taxation of capital gains

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009, is generally taxed at a maximum rate of 15% where the property has been held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive foreign investment company (PFIC) rules

We believe that shares or ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless you elect to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

DOCUMENTS ON DISPLAY

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

ITEM 11:     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial instruments and risk management

We have operations and assets in a number of countries worldwide. Consequently, our results from operations are affected, when measured in Norwegian kroner, by fluctuations in currency exchange rates, primarily relative to the U.S. dollar. When the Norwegian kroner appreciates against other currencies, our profits from operations in foreign currencies reported in Norwegian kroner may decrease. Likewise, when the Norwegian kroner depreciates against other currencies, our profits from operations in foreign currencies reporting in Norwegian kroner may increase. We are also exposed to changes in interest rates. Different financial instruments are used by us to manage these foreign currency and interest rate risks as summarized below:

Foreign currency risk management

Our contract portfolio, forward contracts on currencies and foreign currency options are used to reduce the risk associated with the future value of income and expenses denominated in foreign currencies and the foreign exchange risk of our assets and liabilities. Our foreign currency risks arise from:

•	the translation of U.S. dollar denominated debt and other monetary assets and liabilities to Norwegian kroner with the resulting gain or loss recorded as other financial income or expense, however, beginning April 2001, the translation of the substantial portion of the U.S. dollar debt is recorded as cumulative translation adjustment in equity;

•	foreign currency forward contracts which are recorded as other financial income or expense;

•	the impact of fluctuations in exchange rates on the reported amounts of our revenues and expenses which are contracted in foreign currencies (primarily the U.S. dollar); and

•	net investment in certain foreign subsidiaries which is recorded as a cumulative translation adjustment in shareholders’ equity.

In 2001, other financial items amounted to a loss of NOK 136 million. Most of the loss was due to the strengthening of the U.S. dollar against the Norwegian kroner in the first quarter. In 2002, other financial items amounted to a net income of NOK 27 million of which approximately NOK 120 million is related to gains on our forward exchange contracts, partly offset by a loss of NOK 56 million related to a currency loss on a debt denominated in U.S. dollars as well as currency loss on our receivables and bank deposits of approximately NOK 40 million. You should read note 4 to our consolidated financial statements for additional information on the currency loss.

Interest rate risk management

The amount and nature of interest rate swap agreements utilized by us is determined by management based upon an analysis of relevant factors, such as future cash flow forecasts, the amount and nature of our financing activities and prevailing market conditions. The derivatives that we utilize to manage interest rate risk do not qualify as hedges for accounting purposes. You should read note 20 to our consolidated financial statements for additional information on interest rate risk management.

The extent of the utilization of financial instruments for interest rate risk management is determined by reference to our net debt exposure and our views regarding future interest rates. At December 31, 2002, approximately 115% of our U.S. dollar denominated interest bearing debt was hedged for business purposes with interest rate swap agreements. These contracts expire during the period from 2003 to 2007.

Sensitivity analysis

The analysis below presents the sensitivity of the market or fair value of our financial instruments to selected changes in market rates and prices.

Interest rates sensitivity

Our interest bearing debt totaled U.S.$424 million at year-end (corresponding to NOK 2,955 million). NOK 730 million was related to our issues of commercial papers and bonds with floating rates in the Norwegian market. The other loans are denominated in U.S. dollars and have floating rates as well. A change of one percentage point (100 basis points) in the interest rates as of December 31, 2002, would result in a change of approximately NOK 30 million, excluding our swap agreements, in our annual interest expenses. If we make the same calculation including the change of fair value of our swap agreements at the end of 2002, interest expenses would change by approximately NOK 6 million. This effect is somewhat moderated by corresponding changes in interest income from our cash deposits and short-term investments.

Exchange rates sensitivity

A significant portion of our revenues is generated in U.S. dollars. We have therefore financed most of our assets in U.S. dollars. In addition, virtually all assets are valued in U.S. dollars. A strong dollar is thus favorable for us.

A 10% change in the Norwegian kroner/U.S. dollar exchange rate for the year ended December 31, 2002, would alter income before income taxes, but excluding change in forward contracts and currency options, for the year by approximately NOK 100 million or NOK 1.22 per share.

Dayrates

We receive dayrates for drilling units in operations. The dayrates are usually fixed during contract periods. As the units over time complete their contracts the average dayrate received by us may change. A U.S.$1,000 change in dayrates for all of our drilling rigs impacts annual revenues by some NOK 28 million. Assuming no corresponding change in costs, this would change income before income taxes by NOK 28 million, or NOK 0.34 per share, per year.

Personnel costs

Personnel costs account for approximately 59% of our operating expenses, excluding depreciation. For our mobile units and tender rigs a pay increase of 1%, to the extent not recoverable through increased revenues, would reduce the operating profit by roughly NOK 17 million per year, which corresponds to NOK 0.21 per share.

ITEM 12:     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL	MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM	15: CONTROLS AND PROCEDURES

As of a date within 90 days of the filling date of this annual report (the “Evaluation Date”), an evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14(c)). Based on that evaluation our management, including the chief executive officer and the chief financial officer, concluded that our disclosure controls and procedures were effective as of the Evaluation Date. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the Evaluation Date.

In designing and evaluating our disclosure controls and procedures, our management, including the chief executive officer and chief financial officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected.

ITEM	16A: AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable until annual report on Form 20-F for fiscal year ended December 31, 2003.

ITEM	16B: CODE OF ETHICS

Not applicable until annual report on Form 20-F for fiscal year ended December 31, 2003.

ITEM	16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable until annual report on Form 20-F for fiscal year ended December 31, 2003.

PART III

ITEM 17:     FINANCIAL STATEMENTS

Not applicable.

ITEM 18:     FINANCIAL STATEMENTS

You should read pages F-1 through F-39 incorporated in this annual report by reference.

ITEM 19:     EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit 1. Articles of association for Smedvig asa*

Exhibit 4.1 Secured U.S.$600 million Reducing and Revolving Credit Loan Facility Agreement, dated May 10, 2001, between Smedvig Rig AS and a group of banks for which Nordea Bank Norge ASA (formerly known as Christiania Bank og Kreditkasse ASA), Citibank N.A., Den norske Bank ASA and Skandinaviska Enskilda Banken AB (Publ.) acted as Joint Arrangers*

Exhibit 4.2 First Supplemental Agreement, dated Feburary 15, 2002, to the U.S.$600 million Reducing and Revolving Credit Loan Facility, dated May 10, 2001, between Smedvig Rig AS and a group of banks for which Nordea Bank Norge ASA (formerly known as Christiania Bank og Kreditkasse ASA), Citibank N.A., Den norske Bank ASA and Skandinaviska Enskilda Banken AB (Publ.) acted as Joint Arrangers**

Exhibit 4.3 Second Supplemental Agreement, dated May 9, 2003, to the U.S.$600 million Reducing and Revolving Credit Loan Facility, dated May 10, 2001, between Smedvig Rig AS and a group of banks for which Nordea Bank Norge ASA (formerly known as Christiania Bank og Kreditkasse ASA), Citibank N.A., Den norske Bank ASA and Skandinaviska Enskilda Banken AB (Publ.) acted as Joint Arrangers**

Exhibit 4.4 Employment contract between Kjell E. Jacobson and Smedvig asa, dated June 24, 2002

Exhibit 8. Subsidiaries

*	Incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000.

**	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report hereby on its behalf.

SMEDVIG ASA (Registrant)

By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen Chief Financial Officer

Date:  June 10, 2003

CERTIFICATIONS

I, Kjell E. Jacobsen, certify that:

1.	I have reviewed this annual report on Form 20-F of Smedvig asa;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ KJELL E. JACOBSEN
Kjell E. Jacobsen Chief Executive Officer

Date:  June 10, 2003

I, Alf C. Thorkildsen, certify that:

1.	I have reviewed this annual report on Form 20-F of Smedvig asa;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether on not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen Chief Financial Officer

Date:  June 10, 2003

SMEDVIG asa AND SUBSIDIARIES

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors

Smedvig asa

We have audited the consolidated balance sheets of Smedvig asa and subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Norway and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Smedvig asa and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with generally accepted accounting principles in Norway.

As more fully described in Note 5 to the consolidated financial statements, the Group has adopted the new Norwegian accounting standard for impairment of assets in the year ended December 31, 2002.

Generally accepted accounting principles in Norway vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders’ equity as of December 31, 2001 and 2002 to the extent summarized in Note 30 to the Consolidated Financial Statements.

KPMG AS

Stavanger, Norway

March 18, 2003

Aage K. Seldal

State Authorized Public Accountant

SMEDVIG asa AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
		2000	2001	2002	2002
		(NOK)	(NOK)	(NOK)	(U.S.$ Note 1) (unaudited)
		(millions, except per share data)
Revenues
Revenues	(Note 2)	3,588	3,816	3,354	483

Total revenues		3,588	3,816	3,354	483

Operating expenses
Personnel expenses	(Note 3)	(1,252)	(1,362)	(1,465)	(211)
Other operating expenses		(1,042)	(994)	(1,025)	(148)
Depreciation	(Note 7)	(442)	(464)	(451)	(65)

Total operating expenses		(2,736)	(2,820)	(2,941)	(424)

Operating profit		852	996	413	60

Financial income and expenses
Interest income		65	62	28	4
Interest expenses	(Note 15,17)	(375)	(471)	(224)	(32)
Other financial items	(Note 4)	(585)	(136)	27	4

Net financial items		(895)	(545)	(169)	(24)

Income (loss) before other items		(43)	451	244	35

Write-down of asset	(Note 5)	—	—	(1,313)	(189)
Gains on sale of assets	(Note 5)	—	721	351	51

Total other items		—	721	(962)	(139)

Income (loss) before income taxes		(43)	1,172	(718)	(103)

Income tax benefit (expense)	(Note 6)	119	(104)	(84)	(12)

Net income		76	1,068	(802)	(116)

Minority share of net loss (income)		6	5	1	0
Earnings per share	(Note 8)	0.99	12.97	(9.74)	(1.40)
Diluted earnings per share	(Note 8)	0.98	12.96	(9.74)	(1.40)

The accompanying notes form an integral part of these Consolidated Financial Statements.

SMEDVIG asa AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
		2001	2002	2002
		(NOK)	(NOK)	(U.S.$ Note 1)
				(Unaudited)
		(in millions)
ASSETS

Long-term assets
Deferred taxes	(Note 6)	125	—	—
Mobile units and tender rigs	(Note 7)	8,142	5,283	762
Other tangible assets	(Note 7)	415	295	43
Financial fixed assets	(Note 9)	173	253	36

Total long-term assets		8,855	5,831	841

Current assets
Receivables	(Note 10)	1,032	1,105	159
Short-term investments	(Note 11)	134	28	4
Cash and cash equivalents	(Note 12)	930	598	86

Total current assets		2,096	1,731	250

Total assets		10,951	7,562	1,090

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Paid-in capital
Share capital	(Note 13)	823	822	118
Share premium reserve	(Note 13)	1,733	1,733	250

Total paid-in capital		2,556	2,555	368

Retained earnings
Other equity	(Note 13)	2,492	805	116
Minority interests	(Note 13)	20	19	3

Total retained earnings		2,512	824	119

Total shareholders’ equity		5,068	3,379	487

Provisions
Deferred taxes	(Note 6)	—	79	11
Pensions	(Note 14)	128	176	25

Total provisions		128	255	37

Long-term liabilities
Long-term interest bearing debt	(Note 15)	4,475	2,755	397
Other long-term liabilities	(Note 16)	89	50	7

Total long-term liabilities		4,564	2,805	404

Current liabilities
Short-term interest bearing debt	(Note 17)	200	200	29
Accounts payable		119	117	17
Taxes payable		24	21	3
Dividends payable		123	81	12
Other short-term liabilities	(Note 18)	725	704	101

Total current liabilities		1,191	1,123	162

Total shareholders’ equity and liabilities		10,951	7,562	1,090

The accompanying notes form an integral part of these Consolidated Financial Statements.

SMEDVIG asa AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2000	2001	2002	2002
	(NOK)	(NOK)	(NOK)	(U.S.$ Note 1)
				(Unaudited)
	(in millions)
Cash flows from operating activities
Net income	76	1,068	(802)	(116)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	442	464	451	65
Losses (gains) on sale of assets	(4)	(721)	(330)	(48)
Losses (gains) on sale of securities	(10)	3	6	1
Unrealized foreign exchange loss, long-term debt	574	(3)	—	—
Expenses for periodic overhauls	91	80	77	11
Associated companies	—	—	(8)	(1)
Write-down of assets	—	—	1,313	189
Increased pension provisions	—	—	48	7
Deferred income taxes	(153)	67	31	4
Change in assets and liabilities, net of effect of acquisitions:
Accounts receivable	(377)	92	(115)	(17)
Income taxes payable	7	(28)	(3)	—
Accounts payable	26	34	(2)	—
Other current liabilities	138	(27)	(21)	(3)

Net cash provided by operating activities	810	1,029	645	93

Cash flows from investing activities
Capital expenditures on long-term investments	12	92	(94)	(14)
Capital expenditures on fixed assets and new buildings	(325)	(967)	(354)	(51)
Capital expenditures on long-term maintenance	(142)	(114)	(40)	(6)
Proceeds from sale of fixed assets	14	979	494	71
Proceeds from sale and redemption of securities	111	42	95	14
Purchase of securities	(81)	—	—	—

Net cash provided by (used in) investing activities	(411)	32	101	15

Cash flows from financing activities
Long-term debt borrowings	1,213	4,159	1	—
Payments of long-term debt	(1,184)	(5,262)	(873)	(126)
Equity issue	19	4	—	—
Treasury shares	—	(45)	(4)	(1)
Minority’s share of cash paid in limited partnership	3	6	—	—
Dividends	(82)	(104)	(123)	(18)

Net cash provided by (used in) financing activities	(31)	(1,242)	(999)	(144)

Effect of exchange rate changes on cash and cash equivalents	5	66	(79)	(11)

Net increase (decrease) in cash and cash equivalents	373	(115)	(332)	(48)

Cash and cash equivalents at beginning of year	672	1,045	930	134

Cash and cash equivalents at end of year	1,045	930	598	86

The accompanying notes form an integral part of these Consolidated Financial Statements.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of Significant Accounting Policies

The accompanying consolidated financial statements present the financial position of Smedvig asa and consolidated subsidiaries (the “Company” or “Smedvig”). The accounts have been prepared in accordance with generally accepted accounting principles in Norway (Norwegian GAAP). These accounting principles vary in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP). See note 30 for a discussion of the principal differences between Norwegian GAAP and U.S. GAAP that affect the Company’s consolidated net income and shareholders’ equity.

Solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2002, have been translated from Norwegian kroner (“NOK”) into United States dollars (“U.S.$”) using the December 31, 2002 Noon Buying Rate of the Federal Reserve Bank of New York of U.S.$1.00 = NOK 6.9375. This information is unaudited.

Nature of Operation

Smedvig is an offshore drilling contractor that, since 1965, has provided drilling and related services to the oil and gas industry.

In addition to owning and operating mobile drilling rigs, a drillship and tender rigs, Smedvig has contracts for production drilling and maintenance on fixed installations on the Norwegian continental shelf.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Norway and the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant estimates include those required in the valuation of fixed assets, assessment of the probability of the outcome of current litigation and other contingent liabilities, and the capitalization of cost relating to the upgrade of an unit. Actual results could differ from those estimates.

Basis of Consolidation

Subsidiaries in which the Company’s holding exceeds 50 percent are consolidated in the financial statements.

The Company also consolidates certain limited partnerships and equity investments, in which the Company’s holding is 50 percent or less, in accordance with the proportionate consolidation method. Proportionate consolidation is utilized for joint ventures in which the Company is actively involved in the operations.

The equity method of accounting is used for investments in associated companies in which the investment provides the Company with the ability to exercise significant influence over operating and financial policies of the investee company. Such influence is presumed to exist for investments in companies in which the Company’s direct or indirect ownership is between 20 and 50 percent. Under the equity method, the Company’s share of profits and losses of associated companies is included in the consolidated income statement under other financial items.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The cost method of accounting is used for investments in companies in which the Company’s ownership is less than 20 percent.

All material intercompany transactions and internal sales have been eliminated in consolidation.

Reclassification

Certain 2001 and 2000 amounts have been reclassified to conform to 2002 presentation. This reclassification includes an increase in Mobile Units and Tender Rigs and a corresponding decrease in current assets (spare parts) representing replacement drilling equipment and fixture specifically required to maintain the Company’s assets.

Revenue Recognition

The substantial majority of the Company’s revenues is derived from dayrate based drilling contracts or other service contracts. Revenues are recognized in the period during which the services are rendered, and at the rates established in the contracts.

Under some contracts, Smedvig is entitled to additional payments for exceeding performance targets. As there is uncertainty as to such bonus payments until the drilling program is completed, such additional payments are recognized after completion of such drilling program.

Drilling contracts occasionally include mobilization fees and/or other fees payable at the start of the contract. In cases where the fee covers a general upgrade of a drilling unit or equipment and it is considered that the upgrade represents a value increase to Smedvig beyond the contract period, the fee is amortized over the contract period whereas the investment is depreciated over the remaining lifetime of the asset. In cases where the payment covers specific upgrades or equipment only of value to the customer, the fee is offset against the cost of the upgrade or equipment. In other cases up-front fees are recognized on a straight-line basis over the estimated contract period.

Occasionally drilling contracts are terminated by the customer against payment of a financial compensation. The compensation amount, offset by future operating expenses for the original contract period, is recognized as revenues at the date of termination.

Repair and maintenance

Costs for normal repair and maintenance are expensed and charged to other operating expenses when the repair and maintenance take place. Information on periodic overhauls is described in the section Long-term Maintenance.

Other items

All long-lived assets are evaluated for impairment on the basis of discounted cash flows. An impaired asset is written down to its estimated fair market value primarily based on quoted prices. The write-down is included in “Other items”.

Gains or losses on the sale of assets are also classified as “Other items” in the Consolidated Income Statements.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Functional Currency

The Company uses Norwegian kroner as functional currency on Group level. The following subsidiaries use the U.S. dollar as the functional currency:

— Smedvig Asia

— Smedvig Rig

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. Normally, that is the currency of the environment in which an entity primarily generates and expends cash. As a result of a significant increase in activities conducted in U.S. dollars by Smedvig Rig, the Company adopted the U.S. dollars as the functional currency with effect from April 1, 2001.

Foreign Currencies

Due to the international nature of the Company’s operations, exchange rate movements give rise to foreign currency transaction risk and translation risk when revenues, costs and net assets of foreign subsidiaries are converted into Norwegian kroner. While the Company engages in certain foreign exchange transactions with respect to its foreign currency exposure, there can be no assurance that these transactions will protect the Company from the effects of future exchange rate fluctuations, see Note 20.

The balance sheets of subsidiaries with functional currencies other than the Norwegian kroner are translated into Norwegian kroner at the foreign exchange rate at year-end, and the income statements are translated at the average exchange rate prevailing during the year. Differences arising from foreign exchange translation are recorded as a separate component of shareholders’ equity. For subsidiaries using Norwegian kroner as the functional currency, bank deposits, short-term receivables and short- and long-term liabilities denominated in foreign currencies are translated at year-end exchange rates. Any gains or losses resulting from such translation are recognized currently as financial income or expense.

Goodwill

Acquisitions are accounted for using the purchase method. This requires that the excess of the purchase price over the fair value of the assets acquired, be recorded as goodwill and amortized on a straight-line basis.

Newbuilding Projects

Newbuildings are included in fixed assets at their cumulative costs.

Capitalized Interest

Interest expenses on borrowings utilized to upgrade and construct newbuildings are capitalized based on accumulated expenditures for the applicable project at the Company’s current rate of borrowing.

Fixed Assets and Depreciation

Fixed assets are recorded at historical cost less accumulated depreciation. Fixed assets are depreciated on a straight line basis over the economic life of the assets. The Company’s mobile rigs, drillship and tender rigs are depreciated over 25 years. Drilling equipment and fixtures are depreciated over a period of three to ten years, depending upon their useful life.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Towards the end of a unit’s operating life, the Company may in certain situations decide to upgrade a unit in order to extend the life of the unit or modify it for alternative employment. In such instances, the associated cost is capitalized and depreciated over the new remaining life of the unit.

In accordance with the Norwegian Accounting Act 1998, the carrying amount of a fixed asset is periodically reviewed in order to assess if the fair value of the asset is lower than the carrying value. Fair value is based upon discounted expected future cash flows (see Note 5). If the fair value is lower than the carrying value and this has not been considered to be temporary, the fixed asset is written down to fair value.

Long-term Maintenance

Expenses related to periodic overhauls of mobile units and tender rigs are capitalized as other fixed assets and amortized over the anticipated period between overhauls, which is generally five years.

Accounts Receivable

Accounts receivable are recorded net of an allowance for doubtful accounts, if any.

Short-term Investments

Short-term investments in debt securities are recorded at market value at year-end.

Cash and Bank Deposits

Cash and cash equivalents include other highly liquid investments with an original maturity of 90 days or less.

Pensions

The Company has several defined benefit plans which provide retirement, death and termination benefits.

The retirement benefits are generally a function of years of employment and amount of compensation. The plans are primarily funded through payments to insurance companies. The Company records its pension costs in the period during which the services are rendered by employees and amounts are based on actuarial calculations.

Derivative Financial Instruments

The Company’s interest-rate swap and forward exchange contracts do not qualify for hedge accounting, as they are not designated as hedges of specific assets, liabilities or firm commitments. Consequently, interest-rate swap agreements, forward exchange contracts and currency options are marked to market, with the resulting gain or loss recorded as other financial income or expense.

Income Taxes

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities. Deferred tax assets and liabilities are based on temporary differences that arise between the book basis and tax basis of assets and liabilities and the future tax benefit of tax loss carry forwards.

Deferred tax assets can only be recognized if it is probable that the future benefit will be realized.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The majority of the Company’s mobile units and tender rigs as well as the drillship are taxed according to the Norwegian tax scheme for shipowning and offshore companies. According to the principles of the scheme, no income tax is assessed on the operating results of those companies that qualify and decide to participate in the scheme. Under the scheme, taxation will occur when dividends are paid by companies within the scheme or when a company decides to withdraw from the scheme. Parts of net financial items are subject to ordinary Norwegian taxation. Since Smedvig deems it preferable to stay within the scheme for a long time, no provision for deferred taxes has been provided for in the operating profit. However, provisions for deferred taxes are made for temporary differences on taxable net financial items.

The Company aims to distribute a dividend every year. The dividend will primarily be taken from earnings which have been subject to ordinary taxation, from distributable reserves and, if necessary, from earnings under the Norwegian scheme for shipowning and offshore companies. Available taxed funds for distribution are sufficient to cover dividend payments for the immediate future. Consequently, no deferred tax has been calculated on the net income generated from activities within the scheme.

Earnings per Share

Earnings per share is computed by dividing net income by the weighted average number of Class A and Class B shares outstanding during the year. Shares issued during the year are weighted for the period of the year that they were outstanding.

Diluted earnings per share is computed in a manner consistent with that of earnings per share, while giving effect to the potentially dilutive effect of outstanding stock options during the period. Note 8 discloses outstanding shares for the years 2002, 2001 and 2000.

Incentive programs

The Company has established incentive plans for senior management. In the case when the exercise price of the stock option grants is lower than the market price of the Company’s shares on the date of grant, the difference is recognized as salary expenses over the vesting period of the stock option. National insurance contribution arising from such incentive programs is accrued over the period of the options.

The notes refer to the Group. The numbers are in NOK million unless otherwise stated.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 2 — Segment Information

The Company provides drilling and related services to the offshore oil and gas industry. There have not been any intersegment sales. The accounting principles for the segments are the same as for the consolidated accounts.

Geographic segment data

The following presents the Company’s revenues, income and assets by geographic area:

Revenues from unaffiliated customers

	Year ended December 31,
	2000	2001	2002
	(NOK in millions)
Revenues from unaffiliated customers
Norway	2,728	2,634	1,866
Brunei	384	251	318
Thailand	263	280	328
Malaysia	112	360	399

Other	101	291	443

Total	3,588	3,816	3,354

Income (loss) before income taxes
Norway	602	628	57
Brunei	166	139	142
Thailand	45	66	93
Malaysia	49	130	192
Other	(10)	33	(71)
Operating profit	852	996	413
Net financial items	(895)	(545)	(169)
Other items (1)(2)	—	721	(962)

Income (loss) before income taxes	(43)	1,172	(718)

	As of December 31,
	2000	2001	2002
	(NOK in millions)
Identifiable assets (3)
Norway	6,172	5,351	4,502
Brunei	1,768	705	449
Thailand	440	487	492
Malaysia	57	1,254	531
Other (4)	2,657	3,154	1,588

Total	11,094	10,951	7,562

(1)	Including gains on sale of assets of NOK 351 million and NOK 721 million for the years ended December 31, 2002 and 2001, respectively.
(2)	Including a write-down of West Navion amounting to NOK 1,313 million in 2002.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	A substantial portion of the Company’s assets are mobile drilling units. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.
(4)	Including West Navion at NOK 982 million, NOK 2,485 million and NOK 2,618 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Industry segment data

As of December 31, 2002, the Company operates the following three segments:

• Mobile Units:	The Company offers services encompassing drilling, completion and maintenance of offshore wells in deep waters and harsh environments. The drilling contracts relate to three semi-submersible rigs, one ultra-large jack-up and one deepwater drillship

• Tender Rigs:	The Company operates a fleet of six self-erecting tender rigs and three semi-submersible tender rigs, which are used for production drilling and well maintenance in Southeast Asia

• Platform Drilling:	The Company performs production drilling and maintenance activities on several fixed installations in the Norwegian sector of the North Sea. The Company also provides various well services including well maintenance, modification and abandonment.

For accounting purposes only, there is a fourth division, Discontinued Activities.

	Year ended December 31,
	2000	2001	2002
	(NOK in millions)
Revenues from unaffiliated customers
Mobile Units	2,113	2,184	1,423
Tender Rigs	774	900	1,076
Platform Drilling	698	732	855
Discontinued Activities (2)	3	—	—

Total	3,588	3,816	3,354

Depreciation and amortization
Mobile Units	401	406	367
Tender Rigs	115	120	143
Platform Drilling	16	18	18

Total	532	544	528

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2000	2001	2002
	(NOK in millions)
Income (loss) before income taxes
Mobile Units	599	650	(87)
Tender Rigs	238	342	443
Platform Drilling	63	50	63
Discontinued Activities (1)	(48)	(46)	(6)

Operating profit	852	996	413
Net financial items	(895)	(545)	(169)
Other items (2)	—	(721)	(962)

Income (loss) before income taxes	(43)	1,172	(718)

	Year ended December 31,
	2000	2001	2002
	(NOK in millions)
Identifiable assets
Mobile Units	8,474	7,300	4,677
Tender Rigs	2,304	3,207	2,497
Platform Drilling	113	271	220
Discontinued Activities (1)	203	173	168

Total	11,094	10,951	7,562

	As of December 31,
	2000	2001	2002
	(NOK in millions)
Capital expenditures on fixed assets and newbuilding
Mobile Units	278	116	273
Tender Rigs	32	819	72
Platform Drilling	27	16	9

Total	337	951	354

(1)	Expenses related to the Balder FPU litigation are reported under Discontinued Activities.
(2)	Including a write-down of NOK 1,313 million partly offset by a gain on sale of assets of NOK 351 million in 2002 and a gain on sale of assets of NOK 721 million in 2001.

Note 3 — Personnel Expenses and Remuneration to the Board of Directors and Chief Executive Officer

	Year ended December 31,
	2000	2001	2002
	(NOK in millions)
Specification of personnel expenses
Salaries	993	1,017	1,126
National insurance contribution	130	133	142
Pension costs	85	108	109
Other remunerations	44	104	88

Total	1,252	1,362	1,465

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Remuneration to the Board of Directors and Chief Executive Officer

2002
Numbers in NOK
Remuneration expensed in 2002:
Board of Directors	800,000
Chief Executive Officer (1)	2,263,539

The Chairman of the Board, Peter T. Smedvig, who is a Non-Executive Chairman, has not received any remuneration in 2002.

(1)	The Chief Executive Officer has been granted 170,000 options in 2002 which are described in Note 19. Pursuant to his employment agreement he will receive compensation corresponding to 24 months salary if the Board decides to end his employment with the Company.

Note 4 — Other Financial Items

In 2002, other financial items amounted to a net income of NOK 27 million of which approximately NOK 120 million is related to gains on the Company’s forward exchange contracts, partly offset by a loss of NOK 56 million related to a currency loss on a debt denominated in U.S. dollar as well as a currency loss on receivables and bank deposits of approximately NOK 40 million.

The foreign exchange loss of NOK 56 million, is the accumulated currency loss on a debt denominated in U.S. dollar which the Company did not translate during the period from 1995 through 2002. This debt was paid by the Company in 2002.

If the loss had been recorded each year, the effects in the profit and loss statement would have been:

	1995	1996	1997	1998	1999	2000	2001	2002	Total
Yearly effect:	—	(2)	(17)	(5)	(10)	(16)	(6)	—	(56)

The Company changed its functional currency from Norwegian kroner to U.S. dollar in April 2001 (see Note 22). The accumulated exchange gain arising in retranslation of this debt in the period after the change in functional currency was NOK 28 million, and has been recorded against other equity. The Company, after considering both the qualitative and the quantitative impact of the translation error, has determined the misstatement is not material. Consequently, the misstatement was recorded against the profit and loss statement in 2002.

The Company recorded a loss on translation of long-term U.S. dollar debt of NOK 154 million and NOK 643 million for the quarter ended March 31, 2001 and for the year ended December 31, 2000, respectively. These losses were caused by the appreciation of the U.S. dollar/Norwegian kroner exchange rate.

In 2000, other financial items also included a gain of NOK 7 million from the sale of shares in Offshore & Marine ASA.

Note 5 — Other Items

In 2002, the Company recorded a write-down of West Navion amounting to NOK 1,313 million. At year end 2002, the 50 percent ownership interest in West Navion was booked at NOK 982 million, in accordance with the average value estimates from three independent brokers. In 2002, Norway changed the generally accepted

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accounting standard for impairment of assets. The new accounting standard discounts expected future cash flows and assesses the value against the carrying amount of the asset to determine whether a write-down is required or not. The test in the previous accounting standard was based on undiscounted cash flows. The new accounting standard should be implemented no later than 2003. The Company has implemented the new accounting standard as from 2002.

In 2002 and 2001, the Company sold the mobile units West Vanguard and West Delta, respectively. The sale prices were approximately U.S.$ 69 million and U.S.$ 110 million, resulting in gains of NOK 351 million and NOK 721 million, for the years 2002 and 2001, respectively.

Note 6 — Income Taxes

Allocation of income before income taxes:

	Year ended December 31,
	2000	2001	2002
	(NOK in millions)
Norway	(74)	1,099	(769)
Outside Norway (1)	31	73	51

Total	(43)	1,172	(718)

(1)	Allocation of income before taxes refers to income not taxable to Norway.

Income tax expense (benefit) consists of the following:

	Year ended December 31,
	2000	2001	2002
	(NOK in millions)
Payable tax:
Norway	9	12	12
Outside Norway	20	25	41
Total payable tax	29	37	53
Total deferred income tax expense (benefit) Norway	(148)	67	31

Total	(119)	104	84

The principal differences between the expected tax expense computed by applying the Norwegian statutory tax rate of 28 percent to income before income taxes and the actual tax expense are as follows:

	Year ended December 31,
	2000	2001	2002
	(NOK in millions)
“Expected” income taxes	(12)	328	(201)
Foreign tax rate differential	11	51	27
Shipowners’ taxation in Norway	(152)	(277)	250
Income tax provision (reversed provisions)	35	(14)	—
Other	(1)	16	8

Total	(119)	104	84
Deferred net tax assets not recognized	—	—	—

Income taxes	(119)	104	84

3SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets consists of the following:

	Year ended December 31,
	2000	2001	2002
	(NOK in millions)
Deferred tax assets:
Tax loss carry forward	327	138	276
Pension liabilities	22	36	46
Provisions	40	36	25

Gross deferred tax assets	389	210	347

Deferred tax liabilities:
Fixed assets	86	30	14
Currency exchange fluctuations	—	—	353
Other	111	55	59

Gross deferred tax liabilities	197	85	426

Net deferred tax assets	192	125	(79)

At December 31, 2002, the Company’s deferred tax asset of NOK 276 million was derived from a tax loss carry forward of NOK 985 million, which expires in varying amounts primarily between 2008 and 2012. The Company is of the opinion that it is probable that the deferred tax assets will be realized through future profits and the reversal of taxable timing differences.

Note 7 — Mobile Units, Tender Rigs and Other Tangible Assets

	Mobile units and tender rigs	Drilling equipment inventory and fixtures	Long term maintenance	Total other tangible assets
	(NOK in million except percentages)
Original cost January 1, 2002	10,316	320	457	777
Additions	306	48	40	88
Disposals	(513)	(6)	(114)	(120)
Cost December 31, 2002	10,109	362	383	745
Currency exchange fluctuations	(1,313)	(1)	(41)	(42)
Accumulated depreciation, write-down and amortization December 31, 2002	(3,513)	(225)	(183)	(408)

Book value at December 31, 2002	5,283	136	159	295

Depreciation for the year	413	38	—	38
Write-down of West Navion	1,313	—	—	—
Amortization for the year	—	—	77	77
Percentage depreciation	4%	10-33%	20%	—

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8 — Earnings Per Share

	Net income adjusted for minority interest	Weighted average shares outstanding	Earnings per share
	(NOK in million except per share data)
2000
Earnings per share	81	82,700,004	0.99
Effect of dilution:
Options	—	182,717	(0.01)

Diluted earnings per share	81	82,882,721	0.98
2001
Earnings per share	1,073	82,753,475	12.97
Effect of dilution:
Options	—	82,701	(0.01)

Diluted earnings per share	1,073	82,836,176	12.96
2002
Earnings per share	(801)	82,253,720	(9.74)
Effect of dilution:
Options	—	—	—

Diluted earnings per share	(801)	82,253,720	(9.74)

For the years 2000, 2001 and 2002, 388,500, 628,500 and 1,210,000 options were excluded from the computation of diluted earnings per share due to their antidilutive effect.

Note 9 — Financial Fixed Assets

	As of December 31,
	2000	2001	2002
	(NOK in millions)
Long-term receivables:
KS West Alpha	84	—	84
Other long-term receivables	64	82	60
Shares in associated companies:
Roxar ASA	90	90	98
Shares in limited partnerships:
KS Difko XLIV	—	—	10
Shares:
Shares in North Norway Drilling Co. AS	1	1	1

Total	239	173	253

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10 — Receivables

	As of December 31,
	2000	2001	2002
	(NOK in millions)
Trade receivables	688	604	580
Other receivables	436	428	525

Total	1,124	1,032	1,105

The trade receivables are primarily from major international oil and gas companies. The Company continually evaluates the credit risk associated with each customer and, when considered necessary, requires certain guarantees. At December 31, 2000, 2001 and 2002 no “Provision for doubtful accounts” was considered necessary. Included in other receivables is a net of approximately NOK 175 million related to the Balder issue. See Note 29 for further details regarding this matter.

The following table summarizes revenues from major customers as a percentage of total revenues (revenues in excess of 10 percent for the period):

	At year ended December 31,
	2000	2001	2002
BP	5%	7%	14%
Norsk Hydro	30%	37%	28%
Statoil	41%	26%	14%

Note 11 — Short-Term Investments

	As of December 31,
	2001				2002
	Book value	Unrealized gains	Unrealized losses	Fair value	Book value	Unrealized gains	Unrealized losses	Fair value
	(NOK in millions)
Debt securities (bonds)	134	—	—	134	28	—	—	28

The maturity dates of the Company’s short-term investments in debt securities with an original maturity of greater than 90 days as of December 31, 2002, were:

(NOK in millions)
Less than one year	10
1 - 5 years	18
5 - 10 years	—

Total	28

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other information regarding the short-term investments:

	As of December 31,
	2000	2001	2002
	(NOK in millions)
Purchases	81	—	—
Proceeds from sales	—	—	40
Proceeds from redemptions	84	42	55
Realized gains (losses)	3	(3)	(6)

Realized gains or losses on the sale of securities are determined by reference to the carrying value at the time when the specific security is sold.

Note 12 — Cash and Cash Equivalents

	As of December 31,
	2000	2001	2002
	(NOK in millions)
Cash	1,005	915	469
Certificates of deposit	40	15	129

Total	1,045	930	598

Note 13 — Shareholders’ Equity

The Company’s share capital is divided in two share classes, Class A and Class B. The class B shares do not carry a right to vote at the general meetings. Otherwise, holders of Class B shares have the same rights and privileges as the holders of Class A shares.

In October 2000, an Extraordinary General Meeting resolved a two-for-one stock split. Consequently, the par value per share was reduced from NOK 3.00 to NOK 1.50. All share and per share figures reflected in these consolidated financial statements have been retroactively restated to reflect the share split.

In April 2001, the General Meeting resolved to increase the par value per share from NOK 1.50 to NOK 10.00. This resulted in the conversion of NOK 705 million of share premium reserve into share capital.

Changes in the number of Class A shares, Class B shares and share capital are as follows:

	Number of Class A Shares	Number of Class B Shares		Share Capital
Balance at January 1, 2000	54,699,004	27,742,500		124
New share issuance in 2000	315,000	111,750		—

Balance at December 31, 2000	55,014,004	27,854,250		124
New share issuance in 2001	—	115,750		1
Par value increase	—	—		705

Balance at December 31, 2001	55,014,004	27,970,000		830
New share issuance in 2002	—	—		—

Balance at December 31, 2002	55,014,004	27,970,000	(1)	830

(1)	Includes 791,000 Class B Shares held as treasury shares at December 31, 2002.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Treasury shares:

	Number of Class A Shares	Number of Class B Shares	Share Capital
Balance at January 1, 2001	—	—	—
Treasury shares bought 2001	—	700,000	(7)
Treasury shares sold 2001	—	(6,750)	—

Balance at December 31, 2001	—	693,250	(7)
Treasury shares bought 2002	—	100,000	(1)
Treasury shares sold 2002	—	(2,250)	—

Balance at December 31, 2002	—	791,000	(8)

Outstanding shares at December 31, 2002	55,014,004	27,179,000	822

In the third quarter of 2001, the Company began acquiring shares of its stock in connection with a stock repurchase program announced in April 2001. That program authorized the Company to purchase up to 8.3 million shares form time to time on the open market or pursuant to negotiated transactions at price levels the Company deems attractive. The Company purchased 0.7 million shares in 2001 and 0.1 million shares in 2002 at an aggregate cost of NOK 49 million. The purpose of the stock repurchase program is to help the Company achieve its long-term goal of enhancing shareholder value. The treasury shares should also be viewed as part of the Company’s obligations related to the share incentive programs.

Changes in share capital, share premium reserve, minority interests, retained earnings and foreign currency adjustments:

	Share Capital	Share premium reserve	Minority interests	Retained earnings	Foreign currency adjustments	Total shareholders’ equity
	(NOK in millions)
Balance at January 1, 2000	124	2,416	21	1,501	9	4,071
Comprehensive income
Net income (after minority interests)	—	—	—	82	—	82
Foreign exchange translation	—	—	—	—	79	79

Comprehensive income						161
Dividend	—	—	—	(104)	—	(104)
Equity issue	—	19	—	—	—	19
Other changes in minority interests	—	—	(2)	—	—	(2)

Balance at December 31, 2000	124	2,435	19	1,479	88	4,145

Comprehensive income
Net income (after minority interests)	—	—	—	1,073	—	1,073
Foreign exchange translation	—	—	—	—	13	13

Comprehensive income						1,086
Par value increase	705	(705)	—	—	—	—
Dividend	—	—	—	(123)	—	(123)
Equity issue	1	3	—	—	—	4
Treasury shares	(7)	—	—	(38)	—	(45)
Other changes in minority interests	—	—	1	—	—	1

Balance at December 31, 2001	823	1,733	20	2,391	101	5,068

Comprehensive income
Net income (after minority interests)	—	—	—	(801)	—	(801)
Foreign exchange translation (1)	—	—	—	—	(802)	(802)

Comprehensive income						(1,603)
Dividend	—	—	—	(81)	—	(81)
Treasury shares	(1)	—	—	(3)	—	(4)
Other changes in minority interests	—	—	(1)	—	—	(1)

Balance at December 31, 2002	822	1,733	19	1,506	(701)	3,379

(1)	In April 2001, the Company introduced U.S. dollar as functional currency on consolidated level in the subsidiary Smedvig Rig, see Note 22 for more information. This fact and the strengthening of Norwegian kroner versus U.S. dollar during 2002 caused a significant foreign exchange translation difference.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s 20 largest shareholders at December 31, 2002:

Name	No. of Class A shares	No. of Class B shares	% of total number of shares
Peder Smedvig Capital I as	18,856,098	2,501,374	25.74
Folketrygdfondet	3,292,600	2,624,100	7.13
Citibank NA	280,862	3,026,060	3.99
Odin Norden	316,100	2,743,300	3.69
Morgan Stanley & Co. Inc.	2,676,379	—	3.23
State Street Bank & Trust Co.	1,423,115	1,055,686	2.99
Odin Norge	—	2,374,400	2.86
Deutsche Bank AG (GCS) London	—	1,561,200	1.88
UBS AG, London Branch	1,484,800	4,000	1.79
UBS (Luxembourg) S.A.	1,089,768	272,442	1.64
A/S Veni	832,460	208,114	1.25
Nora Smedvig	826,528	206,632	1.25
GMO Erisa Pool T Trust	681,717	242,000	1.11
Verdipapirfondet Avanse Norge	272,600	627,300	1.08
Vital Forsikring ASA	432,430	406,929	1.01
Nordea Avkastning	813,400	—	0.98
JP Morgan Chase Bank	791,443	4,445	0.96
Smedvig asa	—	791,000	0.95
Skandinaviska Enskilda Banken	443,200	302,200	0.89
Orkla ASA	705,000	—	0.85

Percent of total number of shares	42.43	22.84	65.27

Shares and options owned by the Board, CEO and senior management at December 31, 2002:

	Class A shares	Class B shares	Options
Peter T. Smedvig, Chairman	21,708,854	3,214,564	—
Raymond De Smedt, Director	34,000	10,300	—
Siri B. Hatlen, Director	—	—	—
J. Larry Nichols, Director	20,000	—	—
Andrew C. Salvesen, Director	70,000	—	—
Kjell E. Jacobsen, CEO	8,000	—	260,000
Alf C. Thorkildsen, CFO	—	—	120,000
Stein Diesen, Managing Director	—	—	50,000
Alf Ragnar Løvdal, Managing Director	—	1,000	70,000
Ståle Rød, Managing Director	8,000	82,000	130,000

Note 14 — Pension Plans

The Company has a pension plan that covers approximately 1,640 employees as of December 31, 2002. The Company has an employee benefit plan for the majority of the employees. Most of this plan is covered with a Life Insurance Company, based on a 30 years earning period for the employees.

The main conditions for the onshore employees in Norway are a retirement pension of about 66 percent of salary at retirement age of 67 years of age, together with long-term disability pension. Most employees in this group may choose to leave at 62 years of age on a pre-retirement pension.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Offshore employees in Norway have retirement and long-term disability pension of about 60 percent of salary at retirement age of 67. Offshore employees on floating installations may choose to leave at 60 years of age on a pre-retirement pension. Offshore employees on fixed installations have the same pre-retirement pension, but the employees may not leave before they are 62 years of age.

In addition, the Company has a defined contribution plan for some senior employees in Asia. At year-end 2002, the obligation related to the contribution plan was estimated at NOK 11 million.

The funded status of the plan is as follows:

	As of December 31,
Change in Projected Benefit Obligation (PBO)	2000	2001	2002
	(NOK in millions)
PBO at the start of the year	216	263	344
Service cost	67	75	67
Interest cost	11	15	21
Plan amendments	2	2	—
Actuarial loss/(gain)	(30)	(10)	13
Benefits paid	(1)	(1)	(2)
Disposal	—	—	—

PBO at the end of the year	263	344	443

	As of December 31,
Change in plan assets	2000	2001	2002
	(NOK in millions)
Fair value of the assets at the start of the year	115	138	174
Actual return on plan assets	(9)	(3)	14
Disposal of plan participant’s contribution	—	—	—
Benefits paid	(1)	(1)	(2)
Employer contributions	33	40	50

Fair value of the assets at the end of the year	138	174	236

	As of December 31,
	2000	2001	2002
	(NOK in millions)
Funded status (underfunded)	(125)	(170)	(207)
Unrecognized net (loss)/gain	23	27	39
Unrecognized prior service cost	34	32	30
Unrecognized transition obligation/(asset)	—	—	—

Net amount recognized	(68)	(111)	(138)

Amounts recognized in the statement of financial position
Consist of:
Accrued benefit liability	(68)	(111)	(138)
Accrued social security cost and other costs	(12)	(17)	(27)

Net amount recognized as provisions	(80)	(128)	(165)

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assumptions used in calculation of pension obligations:

	2000	2001	2002
Rate of compensation increase at end of the year	4.00%	4.00%	4.00%
Discount rate at end of the year	6.00%	6.00%	6.00%
Prescribed pension index factor	3.00%	3.00%	3.00%
Expected return on plan assets for the year	7.00%	7.00%	7.00%

	Year ended December 31,
Components of net periodic benefit cost	2000	2001	2002
	(NOK in millions)
Service cost	67	75	67
Interest cost	11	15	22
Expected return on plan assets	(8)	(10)	(14)
Amortization of transition obligation (asset)	2	1	1
Amortization of prior service cost	(6)	2	2

Total net periodic benefit cost	66	83	78

Note 15 — Long-Term Interest Bearing Debt and Interest Expense

In 2001, the Company entered into a new secured U.S.$ 600 million Reducing and Revolving Credit Loan Facility Agreement (RRCF).

RRCF had a limit of U.S.$ 480 million (NOK 3,347 million) at December 31, 2002, of which U.S.$ 114 million was reserved for investments. U.S.$ 430 million (NOK 3,021 million) and U.S.$ 314 million (NOK 2,189 million) were drawn at December 31, 2001 and 2002, respectively. During the year there have been minor adjustments to the terms of the loan agreement. The facility has an interest rate of LIBOR plus 135 to 145 basis points. Actual interest rates ranged from 3.4 percent to 7.8 percent in 2001 and from 2.9 percent to 3.4 percent in 2002.

The Company raised NOK 300 million and NOK 230 million by bonds issued in the Norwegian market in 2000 and 2001, respectively. The NOK 300 million tranche has a three-year maturity and interest at three month NIBOR plus 1.75 percent, while the NOK 230 million tranche has a five year maturity and interest at three month NIBOR plus 2.00 percent. The Company had issued bonds of NOK 530 million at December 31, 2002. The weighted average interest rate on these bonds at December 31, 2001 and 2002 was 9.2 and 9.0 percent, respectively.

Long-term interest bearing debt totaled NOK 2,755 million and NOK 4,475 million at December 31, 2002 and 2001, respectively, and consisted primarily of bank loans used to finance new building projects. Except for the NOK 530 million bond issue all of the long-term debt is denominated in U.S. dollars.

Long-term interest bearing debt at December 31, 2002, is payable as follows:

Year	(NOK in millions)
2003	732
2004	579
2005	558
2006	886

Total	2,755

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has various covenants in its loan agreements. The revolving credit facility contains certain financial and other covenants, including covenants requiring it:

•	To maintain a minimum value adjusted net worth equal to 33.3 percent of total value adjusted assets

•	To maintain a minimum liquidity balance (cash and cash equivalents) of U.S.$ 50 million

•	To maintain certain minimum interest coverage ratios or

•	To maintain the ratio of our total liabilities to earning before interest, taxes, depreciation and amortization (EBITDA) for the period November 1, 2002 to September 30, 2003 – 6.5:1, for the period October 1, 2003 to December 31, 2003 – 6.0:1 and for the rest of the loan period – 4.0:1. The Company may not declare or pay dividends in respect of any year in excess of 50 percent of EBITDA less net interest expenses for such year; or

•	Not to enter into any merger unless the Company will be the surviving entity, remain bound by the terms of the original U.S.$ 600 million revolving credit facility and such merger would not reasonably be expected to adversely affect the ability to comply with the financial covenants under the U.S.$ 600 million revolving credit facility.

For the years ended December 31, 2000, 2001 and 2002, interest costs incurred were NOK 449 million, NOK 478 million and NOK 224 million, respectively. Interest cost of NOK 74 million, NOK 7 million and NOK 0 million were capitalized as part of the financing cost for assets under construction and upgrading of drilling rigs for the years ended December 31, 2000, 2001 and 2002, respectively.

Change in market value of the Company’s interest swap agreements is included in interest expense and amounted to a gain of NOK 49 million in 2002 and losses of NOK 96 million and NOK 3 million for the years ended December 31, 2001 and 2000, respectively.

Note 16 — Other Long-Term Liabilities

	As of December 31,
	2000	2001	2002
	(NOK in millions)
Long-term debt to Statoil ASA	47	49	50
Other long-term debt	44	40	—

Total	91	89	50

Note 17 — Short-Term Interest Bearing Debt

During 2001, the Company issued three month commercial paper notes which have been renewed at the end of each three months period. Each of the two commercial paper notes has a principal amount of NOK 100 million. The weighted interest rate on short-term debt was 7.6 percent for both 2001 and 2002.

As at December 31, 2002, the Company had an undrawn amount of NOK 50 million on an overdraft facility.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 18 — Other Short-Term Liabilities

	As of December 31,
	2000	2001	2002
	(NOK in millions)
Withheld taxes, social security and vacation pay	151	191	215
Accrued interest expense	183	132	80
Other current liabilities	357	402	409

Total	691	725	704

Note 19 — Share-Based Incentive Programs

The Company has granted options to senior management, which provide the employee the right to subscribe for Class B shares of the Company. The options are not transferable and may be withdrawn upon termination of employment at Smedvig. Grantees who exercise options are obliged to maintain ownership for at least three calendar years of at least 25 percent of the shares acquired. The subscription price under the options is fixed at the date of grant. In all instances the subscription price was not less than the fair value of the Company’s shares on the date of grant. Accordingly, no compensation expense has been recognized. All options have been adjusted for the two-for-one stock split resolved by the Extraordinary General Meeting on October 17, 2000.

The following table summarizes the transactions under the Company’s options plans for each of the years in the three-year period ended December 31, 2002:

	Weighted average exercise price per option	Number of A Shares	Number of B Shares
Outstanding at January 1, 2000	31.68	315,000	530,250
Options granted	75.00	0	360,000
Options exercised	44.71	315,000	111,750
Forfeited	31.25	0	9,000

Outstanding at December 31, 2000	57.99	0	769,500
Options granted	81.59	0	410,000
Options exercised	35.39	0	122,500
Forfeited	80.83	0	90,750

Outstanding at December 31, 2001	69,87	0	966,250
Options granted	39.50	0	530,000
Options exercised	35.25	0	2,250
Forfeited	53.37	0	284,000

Outstanding at December 31, 2002	61.22	0	1,210,000

The following table summarizes the information about share options outstanding as of December 31, 2002:

Options Program	2000	2001(I)	2001(II)	2002(I)	2002(II)
Number of Class B Shares	310,000	290,000	80,000	90,000	440,000
Subscription price (NOK)	75.00	89.00	51.00	62.00	34.90
Remaining contractual life (months)	11	21	21	21	36

With the exception of 90,000 options issued under the 2002 (I)-Program and 440,000 options under the 2002 (II)-Program, all options were exercisable at December 31, 2002.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002, the Board could grant further 355,750 options under the 2001 authorization, and 560,000 options under the 2002 authorization.

Accounting for Stock-Based Compensation (SFAS No. 123)

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), which encouraged the use of a fair value based method of accounting for compensation expense associated with stock options and similar plans. However, SFAS No. 123 permits the continued use of the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, but requires additional disclosures, including pro forma calculations of net earnings and earnings per share as if the fair value method of accounting prescribed by SFAS No. 123 had been applied in 2000, 2001 and 2002. The Company has elected to continue to apply the provisions of APB 25 under U.S. GAAP. The pro forma data presented below is not representative of the pro forma effects for future years, since additional future awards are expected.

	As Reported			Pro Forma
	2000	2001	2002	2000	2001	2002
	(NOK)			(NOK)
Norwegian GAAP:
Net income (in millions)	76	1,068	(802)	66	1,065	(805)
Earnings per share	0.99	12.97	(9.74)	0.87	12.93	(9.79)

U.S. GAAP:
Net income (in millions)	(46)	789	(949)	(56)	786	(952)
Earnings per share	(0.56)	9.53	(11.54)	(0.68)	9.50	(11.57)

Average shares outstanding	82,700,004	82,753,475	82,253,720	82,700,004	82,753,475	82,253,720
Average fair value of grants during the year	—	—	—	NOK 27	NOK 9	NOK 5
Black Scholes option pricing model assumptions:
Risk free interest rate				7.0	6.5	5.5
Expected life (years)				3	3	3
Volatility				34%	30%	50%

	Year Ended December 31,
	2000	2001	2002
	(NOK)
Norwegian GAAP:
Net income, as reported (in millions)	76	1,068	(802)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects (in millions)	(10)	(3)	(3)

Pro forma net income (in millions)	66	1,065	(805)

Earnings per share
Basic—as reported	0.99	12.97	(9.74)
Basic—pro forma	0.87	12.93	(9.79)

Diluted—as reported	0.98	12.96	(9.74)
Diluted—pro forma	0.86	12.93	(9.79)

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 20 — Financial Instruments and Risk Management

The Company has operations and assets in a number of countries worldwide. Consequently, the Company’s results from operations are affected, when measured in NOK, by fluctuations in currency exchange rates, primarily relative to the U.S. dollar. When the NOK appreciates against other currencies, the Company’s profit from operations in foreign currencies reported in NOK may decrease. Likewise, when the NOK depreciates against other currencies, the Company’s profit from operations in foreign currencies reported in NOK may increase. The Company is also exposed to changes in interest rates on debt with variable interest rates (see Notes 15 and 17) and to the impact of changes in currency exchange rates on U.S. dollar-denominated debt. Different financial instruments are used by the Company to manage these foreign currency and interest rate risks as summarized below. See also Note 22, Change in Functional Currency in Smedvig Rig.

Notional amounts and credit exposure

The notional amounts of derivative financial instruments presented in this note represent the face or contractual amounts and thus are not a measure of the exposure of the Company through its use of such financial instruments. The actual amounts exchanged are calculated on the basis of the notional amounts and the other terms of the derivative financial instruments, which relate to interest rates and exchange rates.

The Company is exposed to credit related losses in the event that counterparties to the derivative financial instrument contracts do not perform according to the terms of the contract. In the opinion of the management, the counterparties to the derivative financial instrument contracts are creditworthy financial institutions, and the Company does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company’s policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts. These master netting agreements give the Company the legal right to discharge all or a portion of the amounts owed to a counterparty by offsetting it against amounts that the counterparty owes to the Company.

Foreign currency risk management

The Company uses foreign currency forward contracts to manage its exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under receivables if the forward contracts have a net positive fair value, and under other short-term liabilities if the forward contracts have a net negative fair value. As of December 31, 2002, the Company had forward contracts to receive approximately NOK 528 million at exchange rates ranging from NOK/U.S.$ 7.41 to NOK/U.S.$ 9.44 between January 22, 2003 and May 5, 2003. The Company’s foreign currency risk arises from:

•	The translation of U.S. dollar denominated debt and other monetary assets and liabilities to Norwegian kroner with the resulting gain or loss recorded as other financial income or expense. However, beginning April, 2001, the translation of the substantial portion of the U.S. dollar debt is now recorded as cumulative translation adjustment in equity (see Note 22).

•	Foreign currency forward contracts which are recorded as other financial income or expense.

•	The impact of fluctuations in exchange rates on the reported amounts of the Company’s revenues and expenses which are contracted in foreign currencies (primarily the U.S. dollar).

•	Its net investment in certain foreign subsidiaries which is recorded as a cumulative translation adjustment in shareholders’ equity.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of December 31,
	2001		2002
	Notional amount	Fair value	Notional amount	Fair value
	(NOK in millions)
Currency forward contracts
Receivables	503	14	528	61

Interest rate risk management

The following is a summary of interest rate swap agreements of the Company. Swap agreements that have a positive fair value are recorded as receivables while swap agreements with a negative fair value are recorded as other short-term liabilities.

	As of December 31,
	2001		2002
	Notional amount	Fair value	Notional amount	Fair value
	(NOK in millions)
Interest rate swap agreements
Other short-term liabilities	3,360	(111)	2,565	(62)

The extent of the utilization of financial instruments is determined by reference to the Company’s net debt exposure and the Company’s views regarding future interest rates. At December 31, 2002, the Company had outstanding interest rate swap agreements representing approximately 115 percent of the Company’s U.S. dollar interest bearing debt. This implies that the Company has a fixed interest rate for the debt. However, as described in the Accounting Policies, these agreements do not qualify for hedge accounting, and accordingly the changes in the fair values of the swap agreements are recorded as interest expense.

The Company had the following interest rate swap agreements as of December 31, 2002:

Notional amount	Receive rate	Pay rate	Length of contract
(NOK in millions)
125	3 month LIBOR	7.45%	July 15, 1994 – July 15, 2004
349	6 month LIBOR	5.64%	February 18, 1998 – February 18, 2003
349	3 month LIBOR	5.42%	February 18, 1998 – February 18, 2003
349	3 month LIBOR	5.97%	August 18, 1998 – August 18, 2003
349	3 month LIBOR	5.88%	June 2, 1998 – June 2, 2003
349	3 month LIBOR	5.87%	June 2, 1998 – June 2, 2003
349	3 month LIBOR	3.34%	February 15, 2003 – November 15, 2007
349	3 month LIBOR	3.31%	February 15, 2003 – November 15, 2007

The primary loan is held by the rig owning company, Smedvig Rig AS. The interest rate swap agreements are not linked to individual drilling rigs or drillship.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentration of credit risk

The market for the Company’s services is the offshore oil and gas industry, and the customers consist primarily of major integrated oil companies, independent oil and gas producers and government-owned oil companies. The Company performs ongoing credit evaluations of the customers and generally do not require material collateral. Reserves for potential credit losses are maintained when necessary. The results of operations and financial condition should be considered in light of the fluctuations in demand experienced by drilling contractors as changes in oil and gas producers’ expenditures and budgets occur. These fluctuations can impact the results of operations and financial condition as supply and demand factors directly affect utilization and dayrates, which are the primary determinants of net cash provided by operating activities.

For the year ended December 31, 2000, Statoil, Norsk Hydro and Shell Brunei accounted for approximately 41%, 30% and 11%, respectively, of the Company’s operating revenues. For the year ended December 31, 2001, Norsk Hydro and Statoil accounted for approximately 37% and 26%, respectively, of the Company’s operating revenues. For the year ended December 31, 2002, Norsk Hydro accounted for approximately 28%, while BP and Statoil accounted for approximately 14% each of the Company’s operating revenues. No other customer accounted for more than 10% of consolidated operating revenues in the period. The loss of these or other significant customers could have a material adverse effect on the Company’s results of operations.

Note 21 — Fair Value of Financial Instruments

The Company has used a variety of methods and assumptions, which are based on market conditions and risks existing at the time, to estimate the fair value of the Company’s financial instruments as at December 31, 2001 and December 31, 2002. For certain instruments, including cash and cash equivalents, receivables and accounts payable, it is assumed that the carrying amount approximated fair value due to the short-term maturity of those instruments.

Quoted market prices or dealer quotes for the same or similar financial instruments were used to estimate the fair value of the marketable securities, short-term interest bearing debt, and long-term interest bearing debt. The estimated values of the Company’s derivative financial instruments are primarily based on settlement values. These values represent the estimated amount that would be received or paid in the event of termination of the contract, taking into consideration current interest rates, the creditworthiness of the counterparties and current foreign currency exchange rates.

	As of December 31,
	2001		2002
	Carrying value	Fair value	Carrying value	Fair value
	(NOK in millions)
Assets:
Cash and cash equivalents	930	930	598	598
Short-term investments	134	134	28	28
Receivables	1,032	1,032	1,105	1,105
Liabilities:
Accounts payable	119	119	117	117
Short-term interest bearing debt	200	200	200	200
Long-term interest bearing debt	4,475	4,475	2,755	2,755
Derivative financial instruments:
Interest rate swap agreements	(111)	(111)	(62)	(62)
Currency forward contracts	14	14	61	61

See Note 20 for further details regarding fair value of derivative financial instruments.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 22 — Change in Functional Currency in Smedvig Rig

In the second quarter of 2001, the Company adopted the U.S. dollar as the functional currency for the subsidiary Smedvig Rig, which holds the U.S. dollar debt and a substantial portion of the Company’s fixed assets. Accordingly, the impact of translating the U.S. dollar debt into Norwegian kroner for the subsidiaries that use U.S. dollar as functional currency is no longer included in net income, but reflected as a component of shareholders’ equity.

The Company has recorded the following exchange losses on the translation of U.S. dollar debt in the income statements for periods prior to the change in functional currency.

	Year ended December 31, 2000	Three Months ended March 31, 2001
	(NOK in millions)
Income Statement
Unrealized foreign exchange loss	643	154

As described above, such losses are no longer recognized in the profit and loss statement as they are reflected as a component of shareholders’ equity upon the translation of the U.S. dollar subsidiary into Norwegian kroner.

If the Company had not changed functional currency, the Company would have reported an unrealized foreign exchange gain of approximately NOK 48 million for the last nine months of 2001. This translation gain has now been recorded as a component to shareholders’ equity. The translation of the U.S. dollar carrying amounts of Mobile Units and Tender Rigs to Norwegian kroner also results in an unrealized gain or loss recorded in shareholders’ equity which largely offsets the translation of the debt. As a consequence, the Company’s fixed assets will fluctuate in accordance with exchange rate fluctuations.

Note 23 — Leases

The Company has signed operating leases for certain premises. Some of the premises are leased from the Smedvig family’s real estate company, A/S Veni. See Note 26, Related Party Transactions. Smedvig Offshore AS has a lease with A/S Veni lasting until 2007 for the offices at Dusavik, Stavanger.

Rental expenses amount to NOK 18 million, NOK 15 million an NOK 22 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Estimated rental payments for the period 2003 to 2007:

Year	(NOK in millions)
2003 (1)	26
2004	20
2005	21
2006	21
2007	22

(1)	The estimated rental expense for 2003 include a three months rental agreement for a mobile unit.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 24 — Proportionate Consolidation

The Company consolidates certain joint-stock companies and limited partnerships in accordance with proportionate consolidation principles. The Company’s ownership interest in such companies and partnerships is approximately 50 percent. The table below presents condensed financial information for the Company’s pro rata share of the assets, liabilities and results of operations of the companies that have been proportionally consolidated.

	As of December 31,
	2000	2001	2002
	(NOK in millions)
Consolidated balance sheet
Non-current assets	2,673	2,582	1,147
Current assets	241	267	141
Non-current liabilities	388	142	(3)
Current liabilities	37	82	47

	Year ended December 31,
	2000	2001	2002
	(NOK in millions)
Consolidated income statement
Revenues	699	825	533
Operating profit	224	298	(69)
Income (loss) before income taxes	197	288	(1,221)

Note 25 — Auditor’s Remuneration

2002
(NOK)
Audit of parent company	400,000
Audit services in connection with U.S. financial reporting	635,245
Audit of subsidiaries	1,145,465
Other advisory services	4,630,727

Note 26 — Related Party Transactions

The Company has signed miscellaneous lease agreements with A/S Veni and Peder Smedvig Capital Ltd. Both companies are wholly owned by the Smedvig family which is the largest shareholder in Smedvig asa. The lease agreements primarily relate to office premises and expire at various dates through 2007. The lease payments to those companies for the years ended December 31, 2000, 2001 and 2002 were NOK 7 million, NOK 6 million and NOK 7 million, respectively.

Note 27 — Supplemental Cash Flow Information

Cash paid for interest and taxes are as follows:

	Year ended December 31,
	2000	2001	2002
	(NOK in millions)
Interest paid	396	419	271
Taxes paid	22	66	46

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 28 — Mortgages, Guarantees, Purchase Commitments for Capital Expenditures and Capital not Called in from Limited Partnerships

Mortgages

As of December 31, 2002
(NOK in millions)
Mortgages	2,225

Pledged Assets

Mobile units and tender rigs	5,283
Accounts receivable	580
Book value pledged assets	5,863

In addition, the Company’s shares in Roxar ASA, recorded at NOK 98 million, have been pledged for the short-term overdraft facility amounting to NOK 100 million.

Guarantees

The Company has issued guarantees in favor of third parties amounting to NOK 492 million. The majority of the guarantees are limited performance guarantees issued to the Company’s customers.

KS West Alpha

The Company has given KS West Alpha a credit facility maximized to U.S.$ 15 million. As at December 31, 2002, U.S.$ 3 million of the credit facility was not used.

Capital not called in from limited partnerships

The Company’s committed, but not called in, capital in limited partnerships amounts to NOK 86 million as at December 31, 2002.

Note 29 — Commitments and Contingencies

Balder FPU

The production vessel Balder FPU was constructed by Keppel Fels in Singapore and sold to Esso Norge AS. The costs related to the completion of the vessel were higher than expected. Some of the additional costs are related to works which the Company had advanced in order to secure completion of the vessel and which the Company will seek to reclaim from Esso/Keppel Fels. The Company has withheld payment of the final installment to Keppel Fels, the amount being offset against the Company’s claim regarding the said work.

Balder FPU was delivered to Esso in March 1997 with adequate certificates. Esso moved the vessel to a shipyard in Scotland to complete their modification program in order to comply with certain new Balder-specific

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

requirements, and to carry out other remaining work. At the shipyard in Scotland, Esso claims to have discovered a number of defects in the vessel. On October 17, 1997, Esso notified the Company that it had terminated the operating contract for the Balder FPU, as well as the remaining part of the sales contract, which can only be terminated in the event of substantial breach. The termination did not result in the vessel being redelivered to the Company. As of December 31, 2002, amounts owed to the Company by Esso under the sales contracts totaled U.S.$ 47 million.

Smedvig and Esso are in agreement that certain work was incomplete when the vessel was delivered to Esso, and that this work should be performed by Esso on Smedvig’s behalf. However, the parties disagree as to the amount of the outstanding work and the costs and procedures required for completion.

In April 1998, Smedvig filed a complaint against Esso in Stavanger City Court for unjustified termination and willful breach of the sales contract and the operating contract for Balder FPU. In the complaint, Smedvig claims payment of the remaining purchase price under the sales contract plus compensation for unjustified termination and willful breach of contracts up to a total of approximately NOK 2.6 billion. In its reply, filed in September 1998, Esso rejected Smedvig’s claim and brought counterclaims totaling more than NOK 4 billion against Smedvig, based mainly on Esso’s assertion that Smedvig substantially breached the sales and purchase agreement and exhibited gross negligence in its handling of the Balder project. Smedvig rejects this claim as unjustified. Subsequently, Esso’s net claim against Smedvig has been reduced to approximately NOK 2.75 billion. Smedvig maintains that Esso undertook comprehensive modifications and upgradings of the vessel above and beyond those specified in the sales and purchase agreement, and that Esso is liable for the associated costs.

On March 6, 2000, the hearing of the dispute between Esso and Smedvig commenced in Stavanger City Court. The proceedings were completed on November 1, 2001. The Court’s decision is expected during the summer of 2003.

Smedvig has a net receivable of approximately NOK 175 million related to the Balder issue, at December 31, 2002 and 2001.

Based on the Company’s review of its contractual obligations and in consideration of the quality of the vessel on delivery to Esso, the Company believes that it has complied with its material obligations under these contracts. While litigation is uncertain, the Company does not believe that the ultimate outcome of this dispute will have a material adverse effect on the financial position of the Company.

West Navion

Statoil ASA and Smedvig jointly own the Partnership West Navion DA, each with a 50 percent ownership interest. The Partnership owns the deepwater drillship West Navion. With reference to the agreements between the parties, both parties have reserved their right to seek compensation from the other party for cost overruns related to the construction and outfitting of the drillship. The Company believes that if such a claim was made by Statoil ASA, it would be groundless.

West Alpha

The Norwegian Tax Authorities have informed the Company that they are considering a change to the previously accepted tax treatment of the Company’s 50 percent ownership interest in West Alpha. The Company has estimated the potential tax effects of such a change would be an additional tax expense of approximately

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOK 50 million, of which approximately NOK 30 million would be payable taxes. Although the Company has been corresponding with the Tax Authorities in this matter, no tax assessment has been presented to the Company by the Tax Authorities to date. The Company believes that any change to the Company’s tax treatment would be unfounded.

Note 30 — Principal Differences between Norwegian (N GAAP) and U.S. Accounting Principles (U.S. GAAP)

Norwegian GAAP differs in certain respects from U.S. GAAP. Differences which have a significant effect on the Company’s consolidated net income and shareholder’s equity, are summarized and described below:

The effect on net income of significant differences between Norwegian GAAP and U.S. GAAP:

	Reference to Note below		2000	2001	2002
			(NOK in millions except per share information)
Consolidated net income in accordance with Norwegian GAAP			76	1,068	(802)
Minority interests			6	5	1
Adjustment for U.S. GAAP:
Foreign exchange	(a	)	7	—	—
Subsidiary merger:
Amortization of goodwill	(b	)	(10)	(10)	—
Compensation expenses	(c	)	(17)	2	3
Termination of drilling contracts	(d	)	24	1	—
Disposal of mobile unit	(e	)	—	—	(301)
Other			(4)	(4)	(4)
Deferred taxes—shipowning companies	(f	)	(123)	(277)	250
Deferred taxes—foreign exchange	(f	)	—	—	(181)
The tax effect of U.S. GAAP adjustments	(f	)	(5)	4	85

Net income (loss) in accordance with U.S. GAAP			(46)	789	(949)

Basic earnings (loss) per share in accordance with U.S. GAAP			(0.56)	9.53	(11.54)

Diluted earnings (loss) per share in accordance with U.S. GAAP			(0.56)	9.52	(11.54)

Adoption of SFAS No. 142:

	2000	2001	2002
	(NOK in millions except per share information)
Reported net income (loss) in accordance with U.S. GAAP	(46)	789	(949)
Add back: goodwill amortization	10	10	—

Adjusted net income (loss) in accordance with U.S. GAAP	(36)	799	(949)

Basic earnings per share:
Reported net income (loss) in accordance with U.S. GAAP	(0.56)	9.53	(11.54)
Amortization of goodwill	0.12	0.12	—

Adjusted net income (loss) in accordance with U.S. GAAP	(0.44)	9.65	(11.54)

Diluted earnings per share:
Reported net income (loss) in accordance with U.S. GAAP	(0.56)	9.52	(11.54)
Amortization of goodwill	0.12	0.12	—

Adjusted net income (loss) in accordance with U.S. GAAP	(0.44)	9.64	(11.54)

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The effect on consolidated shareholders’ equity of significant differences between Norwegian GAAP and U.S. GAAP is as follows:

	Reference to Note below		2000	2001	2002
			(NOK in millions)
Consolidated shareholders’ equity in accordance with Norwegian GAAP			4,145	5,068	3,379
Minority interests			(19)	(20)	(19)
Adjustment for U.S. GAAP:
Subsidiary merger:
Goodwill—Gain on partial sale of subsidiary	(b	)	26	26	26
Accumulated amortization of goodwill	(b	)	(13)	(23)	(23)
Short-term liabilities—Dividends	(g	)	104	123	81
Short-term liabilities—Termination of drilling contract	(d	)	(1)	—	—
Disposal of mobile unit	(e	)	—	—	(301)
Receivable—Other			8	4	—
Deferred tax assets	(f	)	(192)	(125)	—
Provisions—Deferred tax liabilities	(f	)	(473)	(813)	(603)

Approximate shareholders’ equity in accordance with U.S. GAAP			3,585	4,240	2,540

Principal differences between Norwegian GAAP and U.S. GAAP

a) Foreign exchange

Until 2000, long-term debt denominated in foreign currencies was recorded at the exchange rate that existed at the origination of the debt, as drilling contracts denominated in the same currency effectively hedged the foreign exchange risk. However, under U.S. GAAP, these transactions did not qualify for hedge accounting.

b) Subsidiary merger

In 1999, the Company distributed, as an extraordinary dividend, 32 percent of its ownership interest in Smedvig Technologies, a wholly owned subsidiary, and transferred its remaining 68 percent interest to Roxar in exchange for 39 percent of the ownership interest in Roxar, later reduced to 35 percent.

Under Norwegian GAAP, the dividend distribution was recorded at fair value with a resulting gain of NOK 23 million. Under U.S. GAAP, the dividend, which was a pro-rata distribution to shareholders, is recorded at book value.

Under Norwegian GAAP, the exchange of ownership interest of Roxar in exchange for ownership interest in Smedvig Technologies was accounted for as a merger at book value with no gain or loss recognition. In accordance with U.S. GAAP, the non-monetary transaction is recorded at fair value and gain is recognized to the extent that ownership interests are deemed to have been economically acquired and sold. In addition, under U.S. GAAP, goodwill is computed on the investment in Roxar as the excess of the Company’s cost in Roxar over its proportionate share of Roxar’s net assets, and has been amortized for the years 1999, 2000 and 2001. As per December 31, 2002, the residual value is NOK 3 million.

c) Compensation expenses

The Company has a number of share incentive plans. Under Norwegian GAAP, no compensation is recorded if the exercise price is not less than the fair value of the shares at the date when the warrant was granted.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All of the Company’s plans comply with this accounting principle. However, some of the plans involve “indexed options” whereby the exercise price increases by one percent per month from the date when the option is granted to the date when the option is exercised. Under U.S. GAAP, such plans are accounted for as variable plans because the exercise price is not known until the option is actually exercised. For those plans, compensation is measured each year as the difference between the market value of the Company’s shares and the exercise price at the balance sheet date.

d) Termination of drilling contracts

Occasionally, drilling contracts are terminated by the customer against a financial compensation. Norwegian GAAP requires that the amount, after deduction of future operating expenses for the original contract period, be recognized as revenues at the date of the termination. The U.S. GAAP requirement is that revenues and expenses are recognized over the original contract period.

e) Disposal of mobile unit

In December 2002, the Company sold the rig West Vanguard to Diamond Offshore Drilling Ltd. for approximately NOK 500 million. At the time the rig was sold it was under contract to a customer. The Company leased the unit back from Diamond Offshore Drilling Ltd. in order to fulfill its obligations under the contract. Under Norwegian GAAP, the entire amount of the gain was recognized at the time of the sale. Under U.S. GAAP, only a portion of the gain is recognized at the time of the sale and the remainder is amortized into income ratably over the period of the lease.

f) Deferred taxes

The income tax effects of the U.S. GAAP adjustments are recorded as deferred tax expense (benefit), where appropriate.

The Norwegian taxation scheme for shipping and offshore companies provide that taxation will be based upon funds distributed to shareholders. In addition, parts of net financial items are subject to ordinary Norwegian taxation. As no distribution is proposed from this income in 2002, the Company has not recorded any deferred taxes. However, under U.S. GAAP, a deferred tax liability and tax charge should be recognized on such income.

Under U.S. GAAP, the benefit of the deferred tax asset may be recognized if it is more likely than not that the asset will be realized whereas, Norwegian GAAP only allows the recognition of deferred tax asset if it is probable that the asset will be realized. As of December 2002 and 2001, no difference is reported in the reconciliation to U.S. GAAP in the financial statements, as the Company is of the opinion that the tax asset will be realized both under Norwegian GAAP and U.S. GAAP.

As described in Note 22, Smedvig Rig changed from Norwegian kroner to U.S. dollar as functional currency from April 2001, while the reporting currency for the Group still is Norwegian kroner. Accordingly, the impact of translating the U.S. dollar debt into Norwegian kroner is no longer included in net income, but is reflected as a component of shareholders’ equity.

In 2002, the Company recorded according to Norwegian GAAP a translation gain adjusted for deferred tax of NOK 464 million as a component to shareholders’ equity. If tax expenses are incurred that are related to transactions recorded as a component to shareholders’ equity, such tax expense would normally be recorded as a component to shareholders’ equity according to Norwegian GAAP. According to U.S. GAAP, however, such deferred tax is recognized as a tax expense in the income statement for the temporary difference between the carrying amount of the U.S. dollar debt and the tax basis for such debt translated to NOK.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

g) Dividends

Under Norwegian law, dividends are payable out of annual earnings. The dividend is subject to approval by the Annual General Meeting following the fiscal year to which the dividend relates. Under Norwegian GAAP, dividends are recorded when proposed. Under U.S. GAAP, dividends are recorded when legally declared.

Other differences between Norwegian GAAP and U.S. GAAP

First year’s installment on long-term debt

Under Norwegian GAAP, the first year’s installment on long-term debt is included in long-term debt. The installments due in 2003 of NOK 732 million would be classified as short-term debt, under U.S. GAAP.

Proportionate consolidation method

Under Norwegian GAAP the Company consolidates certain joint stock companies and limited partnerships, in which the Company’s holdings are 50 percent or less, in accordance with the proportionate consolidation method. Condensed financial information for the companies and partnerships that have been proportionally consolidated is included in Note 24.

Under U.S. GAAP the Company’s ownership interest in these companies and partnerships would be accounted for under the equity method.

Operating profit U.S. GAAP

In 2002, “Other items” in the consolidated income statements include a write-down of West Navion and a gain from sale of West Vanguard. In 2001, such items included the sale of West Delta. In accordance with U.S. GAAP, such amounts should be included in the calculation of operating profit.

New U.S. GAAP accounting standards implemented in the current year

In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 requires that goodwill and other intangible assets no longer be amortized, but rather tested for impairment at least annually. Accordingly, U.S. GAAP net income no longer includes amortization of goodwill with a carrying amount of NOK 3 million as at January 1, 2002. SFAS No. 142 is fully effective for fiscal years beginning after December 15, 2001.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (“SFAS 121”) and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations – Reporting Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as defined in that Opinion). SFAS 144 retains the fundamental provisions of SFAS 121 concerning the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale but provides additional guidance with regard to discontinued operations and assets to be disposed of. Furthermore, SFAS 144 excludes goodwill from its scope and, therefore, eliminates the requirement under SFAS No. 121 to allocate goodwill to long-lived assets to be tested for impairment. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 144 on January 1, 2002 did not have a material impact on the consolidated results of operations, cash flows or financial position.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting standards issued but not yet adopted

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. SFAS No. 143 is applicable for 2003. The Company has not yet completed evaluating the effect of this Standard on the financial statements.

In June 2002, the FASB issued SFAS No. 146 Accounting for the Costs Associated with Exit or Disposal Activities (“SFAS 146”). SFAS No. 146 requires that a liability for cost associated with an exit or disposal activity should be measured at fair value and recorded when it meets the definition of a liability in FASB Concepts Statement No. 6, Elements of Financial Statement. SFAS 146 superceded EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (Including Certain costs Incurred in a Restructuring) which required recognition of a liability for costs associated with an exit or disposal activity initiated after December 31, 2002. Restatement of prior periods is not required. Since SFAS 146 applies to future activities which may not yet have been envisaged, the impact of the application of SFAS 146 cannot be determined in advance.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock Based Compensation—Transition and Disclosure—an amendment of FASB statement No. 123” (“SFAS 148”). SFAS 148 permits two additional transition methods for entities that adopt the fair value based transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation on reported results. The Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company has not yet decided if it will adopt either of the transition method alternatives of SFAS 148.

In November 2002, the FASB issued FIN 45. This interpretation addresses the disclosure to be made by a guarantor in its financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Group has adopted the disclosure requirements of FIN 45 and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. In accordance with FIN 45, the following table provides the undiscounted amount of maximum potential future payments for each major group of guarantee:

As of December 31, 2002
(NOK in millions)
Performance guarantees to customers	469
Other guarantees	23

Total	492

The nature of the guarantees above are operational performance and guarantees related to leases that have a carrying value of zero.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The guarantees have the following maturities:

2003	2004	2005 and thereafter
(NOK in millions)
175.5	275.0	41.5

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which interprets Accounting Research Bulletin (ARB) No. 51, consolidated Financial Statements. FIN 46 clarifies the application of ARB No. 51 with respect to the consolidation of certain entities (variable interest entities—“VIE’s”) to which the usual condition for consolidation described in ARB No. 51 does not apply because the controlling financial interest in VIE’s may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIE’s and the holder of a significant variable interest in VIE’s to disclose certain information relating to their involvement with the VIE’s. The provisions of FIN 46 apply immediately to VIE’s created after January 31, 2003, and to VIE’s in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIE’s in which an enterprise holds a variable interest that it acquired before February 1, 2003. Restatement of prior periods is not required. The company does not expect that the application of FIN 46 will have an impact on its financial statements.

On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. The Company is currently evaluating the impact of adopting Statement 149 on its financial statements.

On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For nonpublic entities, mandatorily redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. The Company is currently evaluating the impact of adopting Statement 150 on its financial statements.