Form 20-F
period 2003-12-31
SMEDVIG ASA
filed 2004-06-25
CIK 1021232

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from. . . . . . . . . . . . . . . . . . . . . . . . . to . . . . . . . . . . . . . . . . . . . .. . . . . .

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

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003:

54,314,004 Class A Ordinary Shares, with nominal value of NOK 10.00 per share**

26,879,000 Class B Ordinary Shares, with nominal value of NOK 10.00 per share**

**	Excludes 700,000 Class A Shares and 1,091,000 Class B Shares held as treasury shares at December 31, 2003.

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

Item 17  ☐                    Item 18  ☒

INTRODUCTION

Presentation of financial and other information

We publish our financial statements in Norwegian kroner, or NOK. Unless otherwise indicated, all amounts in this annual report are expressed in Norwegian kroner. Solely for the convenience of the reader, certain amounts denominated in foreign currencies have been translated into U.S. dollar at the exchange rate (noon buying rate) applicable at December 31, 2003, except where otherwise noted. These translations should not be construed as representations that the amounts referred to actually represent such translated amounts or could be converted into the translated currency at the rate indicated.

Our annual audited consolidated financial statements are prepared in accordance with Norwegian GAAP, which differ in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences as they relate to us, is presented in note 30 to our consolidated financial statements.

References to “we”, “us”, “our” refer to Smedvig asa and its subsidiaries, unless the context otherwise requires.

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

The words “anticipate”, “believe”, “expect”, “estimate”, “intend”, “plan”, “suggest” and similar expressions identify certain of these forward-looking statements. In particular, statements made in “Item 4: Information on the Company” and “Item 5: Operating and Financial Results and Prospects” contain forward-looking information regarding our business and industry and the markets in which we operate. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements.

Many factors may influence our actual results and cause them to differ materially from expected results as described in forward-looking statements. Specific risks that we face are described under “Risk Factors” on pages 6 to 9.

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

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Summary

The selected consolidated financial data presented in the table below has been derived from our audited consolidated financial statements and related notes for the five years ended December 31, 2003. You should read the following selected consolidated financial information in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this 20-F. In fiscal year 2000 we adopted a change in accounting principle for foreign currency translation under Norwegian GAAP through retroactive restatement of previously issued financial statements. Our audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Norway, which differ in certain significant respects from generally accepted accounting principles in the United States. You should read note 30 to our consolidated financial statements for additional information on the differences between Norwegian and U.S. generally accepted accounting principles.

	Year Ended December 31,
	1999	2000	2001	2002	2003	2003(1)
	(amounts in millions except for share information)
INCOME STATEMENT DATA:

Amounts in Accordance with Norwegian GAAP
Revenues*	NOK 3,119	NOK 3,588	NOK 3,816	NOK 3,354	NOK 3,037	U.S.$ 456
Personnel and other operating expenses	(2,051)	(2,294)	(2,356)	(2,490)	(2,146)	(322)
Depreciation	(282)	(442)	(464)	(451)	(361)	(54)

Operating profit	786	852	996	413	530	80
Financial expense, net	(162)	(895)	(545)	(169)	(38)	(6)
Other items(2)	—	—	721	(962)	(668)	(100)
Income tax benefit (expense)	(47)	119	(104)	(84)	88	13

Net income (loss)	577	76	1,068	(802)	(88)	(13)

Earnings (loss) per share(3)	6.94	0.99	12.97	(9.74)	(0.71)	(0.11)
Diluted earnings (loss) per share(4)	6.93	0.98	12.96	(9.74)	(0.71)	(0.11)
Ordinary dividends per share(3)(5)	1.00	1.25	1.50	1.00	1.25	0.19
Extraordinary dividend per share(3)(5)	0.93	—	—	—	—	—

Amounts in Accordance with U.S. GAAP
Net income (loss)(6)	498	(46)	789	(949)	64	10
Basic earnings (loss) per share(3)(6)	6.04	(0.56)	9.53	(11.54)	0.79	0.12
Diluted earnings (loss) per share(4)(6)	6.03	(0.56)	9.52	(11.54)	0.79	0.12

*	Revenues from non-affiliated customers.

	As at December 31,
	1999	2000	2001	2002	2003	2003(1)
	(amounts in millions)
BALANCE SHEET DATA:
Amounts in Accordance With Norwegian GAAP
Cash, cash equivalents and Short-term investments(7)	NOK 848	NOK 1,221	NOK 1,064	NOK 626	NOK 993	U.S.$	149
Working capital(8)	606	1,163	905	608	858		129
Long-term assets	8,630	8,749	8,855	5,831	5,729		859
Total assets	10,225	11,094	10,951	7,562	7,605		1,141
Long-term interest bearing debt	5,070	5,596	4,524	2,805	3,353		503
Shareholders’ equity	4,071	4,145	5,068	3,379	3,062		459

Amounts in Accordance With U.S. GAAP
Shareholders’ equity	3,598	3,585	4,240	2,540	2,429		364
Total assets(9)	10,221	10,923	10,833	7,264	7,609		1,141

	Year Ended December 31,
	1999	2000	2001	2002	2003	2003(1)
	(amounts in millions)
CASH FLOW AND OPERATING DATA:
Net cash flow provided by Operating activities	NOK 1,452	NOK 810	NOK 1,029	NOK 645	NOK 271	U.S.$	40
Net cash provided by (used in) Investing activities	(2,197)	(411)	32	101	(472)		(71)
Net cash provided by (used in) Financing activities	830	(31)	(1,242)	(999)	610		92

	Year Ended December 31,
	1999	2000	2001	2002	2003	2003(1)
	(amounts in millions)
INVESTMENTS:
Capital expenditures	NOK 2,366	NOK 325	NOK 967	NOK 354	NOK 512	U.S.$	77

(1)	Translations of amounts from Norwegian kroner into U.S. dollars have been made solely for the convenience of the reader at an exchange rate of U.S.$ 1.00 = NOK 6.666, the noon buying rate on December 31, 2003.

(2)	In 2003, we recorded a loss of net NOK 668 million for the decision in the Balder dispute. In 2002, we recorded a write-down of West Navigator amounting to NOK 1,313 million. The semi-submersible drilling unit, West Vanguard, was sold in 2002, resulting in a gain of NOK 351 million (West Vanguard was renamed after the sale and the new name Ocean Vanguard is used throughout this document). In 2001, we sold our semi-submersible drilling unit West Delta and we realized a gain of NOK 721 million from such sale.

(3)	Earnings, dividends and extraordinary dividends per share in accordance with Norwegian accounting rules have been calculated using the weighted average number of shares outstanding, retroactively adjusted for the two-for-one stock split in October 2000. The average number of shares outstanding for the years ended December 31, 1999 through 2003, as so adjusted, were: 82,432,588; 82,700,004; 82,753,475; 82,253,720; and 81,346,850. We have calculated basic earnings per share in accordance with U.S. GAAP using the same weighted average number of shares outstanding for each of the respective periods.

(4)	We have calculated diluted earnings per share in accordance with Norwegian GAAP and U.S. GAAP using the weighted average number of shares outstanding, as per (4) above, retroactively adjusted for the two-for-one stock split effected in October 2000 and adjusted to include the dilutive effect of all outstanding share options under the treasury stock method. The number of shares used in calculating diluted earnings per share for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 were: 82,550,244; 82,882,721; 82,836,176; 82,253,720 and 81, 346,850.

(5)	Ordinary dividends with respect to a fiscal year are paid during the following fiscal year. The payment dates were May 23, 2000, May 15, 2001, May 22, 2002, May 22, 2003 and May 24, 2004 for the ordinary dividends relating to fiscal years 1999, 2000, 2001, 2002 and 2003. The ordinary dividends per share, expressed in U.S. dollars based on the exchange rate (noon buying rate) at each respective payment date, retroactively adjusted for the stock split described in (4) above, were U.S.$0.11, U.S.$0.14, U.S.$0.18, U.S.$0.15 and U.S.$0.19. For 1999, an extraordinary dividend of NOK 0.93 (U.S.$0.12) per share, retroactively adjusted for the two-for-one stock split in October 2000, was paid in August 1999.

(6)	As explained in note 30 to our consolidated financial statements, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 on January 1, 2002. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but instead tested for impairment at least annually. If such amortization were excluded from results for prior periods, net income (and earnings per share and diluted earnings per share) would be increased by NOK 10 million (NOK 0.12 per share) for the years ended December 31, 2000 and 2001.

(7)	We have presented short-term investments with cash and cash equivalents because such investments are available for immediate sale and are readily convertible to cash.

(8)	Working capital is defined as current assets less current liabilities.

(9)	As permitted under Item 17(c)(2)(vii) of Form 20-F, the amount presented as our total assets under U.S. GAAP does not include any adjustment for classification or display differences that result from our use of the proportionate consolidation method under Norwegian GAAP for certain joint stock companies and limited partnerships. Condensed financial information for companies and partnerships that have been proportionately consolidated is included in note 24 to our consolidated financial statements.

EXCHANGE RATES

The table below shows the high, low and average noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for Norwegian kroner per U.S.$1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Average
1999	7.8351
2000	8.8307
2001	9.0330
2002	7.9253
2003	7.0847

The table below shows the high and low noon buying rates for each month during the six months prior to the date of this annual report.

	Low	High
December 2003	6.6440	6.8285
January 2004	6.6586	7.0730
February 2004	6.8416	7.0675
March 2004	6.8150	7.1408
April 2004	6.8200	6.9970
May 2004	6.7015	6.9325

On June 23, 2004, the noon buying rate for Norwegian kroner was U.S.$1.00 = NOK 6.9260.

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

Historically, the markets for oil and gas have been volatile in response to frequent changes in numerous factors and are likely to continue to be so in the future. Demand for our services depends on oil and gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of other economic and political factors that are beyond our control. A prolonged downturn in oil and gas prices could have a material adverse effect on our results of operations and financial condition. Demand for our drilling units and services is particularly sensitive to the level of development, production and exploration activity of, and the corresponding capital spending by, oil and natural gas companies. Any prolonged reduction in oil and natural gas prices would depress the level of exploration, development and production activity. Lower levels of activity would result in a corresponding decline in the demand for our drilling units and services, which could have a material adverse effect on our revenues and profitability. We cannot predict the future level of demand for our services or future conditions of the oil and gas industry. While we believe that our long-term contracts reduce our exposure in the near term to fluctuations in oil and gas prices and changes in oil companies’ spending, decreases in exploration, development and production expenditures could have a material adverse effect on our business and results of operations. Factors affecting the prices of oil and natural gas include:

•	governmental regulations, such as taxation and environmental policies;

•	global economic conditions;

•	global weather conditions;

•	worldwide political, military and economic conditions, including the ability of OPEC to set and maintain production levels and prices for oil and gas;

•	the level of production by non-OPEC countries;

•	the policies of governments regarding the exploration for, and production and development of, their oil and natural gas reserves; and

•	global and regional supply and demand for oil and natural gas.

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

We are subject to taxation in many jurisdictions, and the final determination of our tax liabilities involves the interpretation of the statutes and requirements of taxing authorities worldwide. Income tax returns of Norwegian and foreign subsidiaries, unconsolidated affiliates and related entities are routinely examined by Norwegian and foreign tax authorities. These tax examinations may result in assessments of additional taxes or penalties or both. Significant changes in the tax regimes of the countries in which we operate could have a material adverse effect on our operations or financial condition. You should read note 29 to our consolidated financial statements for additional information relating to potential taxation-related expenses.

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

You should read “Item 5: Operating and Financial Review and Prospects—Operating Results” for more information on the impact of the lower U.S. dollar/Norwegian kroner exchange rate on our accounts and “Item 11: Quantitative and Qualitative Disclosures About Market Risk”.

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

Due to multiple currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in certain foreign exchange transactions with respect to a portion of our foreign currency exposure, there can be no assurance that these transactions will protect us from the effects of future exchange rate fluctuations. You should read note 20 to our consolidated financial statements for additional information on our currency risk and “Item 11: Quantitative and Qualitative Disclosures about Market Risk”.

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

In 2003, 33% of our revenues were derived from our international operations, which exposes us to risks inherent in doing business in each of the countries in which we operate. Our operations in countries other than Norway are subject to various risks peculiar to each country. With respect to any particular country, these risks may include:

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

From time to time in the ordinary course of our business, we are parties in certain legal proceedings. We are unable to predict with certainty and accuracy the outcome or effect of any litigation described in this report or of any other pending litigation. Therefore we cannot exclude that, contrary to management’s current estimates and beliefs, the eventual outcome of such matters could have a material adverse effect on our financial position, results of operations or liquidity. You should read “Item 8: Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” for additional information on legal proceedings.

We have some significant clients.

For the year ended December 31, 2003, approximately 23%, 22% and 20% of our revenues were attributable to services provided to our three largest customers, Statoil, Norsk Hydro and BP, respectively. The loss of any of these significant clients, which could occur over time, could, at least in the short-term, have a material adverse effect on our results of operations. You should read “Item 4: Information on the Company—Business Overview—Customers” for additional information on our significant customers.

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

GENERAL

We are an offshore drilling contractor headquartered in Stavanger, Norway. We own and operate a fleet of drilling units specifically designed for offshore oil and gas exploration and development and equipped for operations in harsh environments. Our primary activities are located in the Norwegian sector of the North Sea and in Southeast Asia, principally offshore Thailand, Brunei and Malaysia. As of December 31, 2003, our mobile drilling rig fleet consisted of:

•	2 semi-submersible drilling rigs: West Alpha and West Venture;

•	1 deepwater drillship: West Navigator; and

•	1 ultra-large jack-up rig: West Epsilon.

We also provide platform drilling services, well services and well maintenance services on fixed platforms in the Norwegian sector of the North Sea. We operate the world’s largest fleet of self-erecting tender rigs in Southeast Asia. Our tender rig fleet consists of 12 units, which are wholly or partially owned by us, including four semi-submersible tender rigs. You should read “Business Overview—Business divisions—Tender Rigs Division” for additional information on our tender rigs.

We are a public company organized under the laws of Norway incorporated and operating under the name “Smedvig asa”. We were incorporated on September 14, 1989. We are subject to the provisions of the Norwegian Act relating to Public Limited Liability Companies. You should read “Item 10: Additional Information—Memorandum and Articles of Association—Description of shares” for additional information on certain provisions of the Norwegian Public Limited Companies Act.

Our principal executive offices are located at Finnestadveien 28, P.O. Box 110, N-4001 Stavanger, Norway. Telephone number: +47 51 50 99 00.

Our registered agent in the United States is: CT Corporation System, 111 Eighth Avenue, New York, NY 10011. Telephone number: +1-212-894-8940.

HISTORY AND DEVELOPMENT OF THE COMPANY

The history of the Smedvig group dates back to 1915, when the Peder Smedvig Shipping Company was established. The Smedvig group entered the offshore oil and gas market by investing in an exploration company in 1965, at the start of offshore exploration and production activities in the North Sea. In 1973, further investment in the offshore market was made through the design, development and construction of the first Norwegian-flagged semi-submersible drilling unit, West Venture. The Smedvig group expanded our drilling business with the construction of the Ocean Vanguard in 1982 and the West Vision in 1986 and by purchasing one of the largest operators of mobile drilling units in Norway in 1988. In 1989, we were reorganized to hold all of the Smedvig family’s offshore drilling and oil services businesses. In a private placement followed by a listing on the Oslo Stock Exchange in 1990, the Smedvig family’s interest in us was reduced to approximately 49%. In November 1996, we increased our equity capital through a U.S.$143 million stock offering to U.S., Norwegian and international investors, and by a listing of our shares on the New York Stock Exchange. The Smedvig family sold one million shares in connection with the equity offering. In 1998, the Smedvig family purchased 425,300 Class A shares and currently owns approximately 39.5% of the outstanding voting shares and 30.0% of our equity capital. You should read “Item 7: Major Shareholders and Related Party Transactions” for additional information on our major shareholders. Today, we operate independently from the other Smedvig family businesses.

In 1990, we increased our international presence by acquiring Robray Offshore Drilling Company Ltd (the predecessor of Smedvig Asia Ltd), a tender rig company headquartered in Singapore. We sold three of our tender rigs in 1991 and one additional tender rig in 1994 to Varia Perdana Sdn. Bhd., or Varia Perdana, a Malaysian company established under a joint venture between us, owning a 49% interest, and an entity controlled by the Renong Group, a Malaysian industrial group. In February 1997, we enhanced our presence in the developing Southeast Asian market through the acquisition of Petrodril Holdings, Inc., or Petrodril, the owner of one tender rig and one semi-submersible tender drilling rig. In January 1998, we signed an agreement to build an advanced semi-submersible tender rig against a five-year operating contract in Southeast Asia. The unit was delivered in April 1999. In October 2001, the new semi-submersible self-erecting tender rig West Alliance, similar to the design of West Menang, was delivered from the yard in Singapore. We simultaneously exercised our option to increase ownership interest in the rig from 28% to 100%. The total capital expenditure for the unit amounted to approximately U.S.$85 million. In May 2004, an enhanced version of our existing tender barge design (T-9) was delivered in Malaysia. The capital expenditure on this new unit was approximately U.S.$70 million. In April 2004, we entered into an agreement with Keppel FELS in Singapore to build a new semi-submersible self-erecting tender rig. Total capital expenditure for the new semi-tender is estimated at U.S.$94 million, of which Smedvig’s share is approximately U.S.$29 million. The agreement with Keppel FELS is based on the principle that Keppel shall build and own the semi-submersible hull, and we shall own the derrick equipment set. The agreement includes an option for Smedvig to purchase the semi-submersible hull during a ten-year period at a pre-agreed price.

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

In December 2002, we completed the sale of our semi-submersible drilling rig Ocean Vanguard to Diamond Offshore. The sale price was approximately U.S.$69 million (approximately NOK 494 million) and our gain on the sale was approximately U.S.$51 million (NOK 351 million). The purpose of the divestments was to release capital for new investments and to allow us to focus on modern and technologically advanced drilling units for harsh environments and deep waters.

In October 2003, our joint venture Varia Perdana, in which we hold a 49% interest, entered into agreements to acquire the self-erecting tender rigs T-9 and Teknik Berkat. The total consideration for these two units was U.S.$95 million. T-9 was constructed in Malaysia and delivered in May 2004. The agreed purchase price for T-9 was approximately U.S.$70 million. Teknik Berkat was completed in 1991 and was owned by Crest Petroleum, our partner in the Varia Perdana joint venture. The agreed purchase price for the unit was U.S.$25 million.

In pursuit of our previous strategy to broaden our range of technology products and services, between 1995 and 1997 we acquired six reservoir software and management companies and a drilling engineering company, which we combined under the name Smedvig Technologies, to offer reservoir technology products and services. In March 1999, we agreed to merge Smedvig Technologies with Multi-Fluid ASA, a Norwegian company listed on the Oslo Stock Exchange. The primary business of Multi-Fluid is the production of multiphase flow meters for the oil industry. Multi-Fluid was the surviving entity and was renamed Roxar ASA. The merger was completed in August 1999. In 2003, Smedvig together with Lime Rock Partners II, L.P., Riverside Investments LLC and Friends of Lime Rock LP formed a company called Lisme AS with the purpose of acquiring the remaining outstanding shares in Roxar. At December 31, 2003, Lisme controlled 100% of Roxar and Smedvig has a 44% ownership interest in Lisme. We report our ownership in Lisme in our financial statements as an associated company, which is the manner in which we have reported Roxar since May 11, 1999.

In 1991, we expanded our business to include mobile production solutions that capitalize on advances in floating production technology. We increased our involvement in this developing market in 1994, by committing to design, build and market the Balder FPU, which we subsequently sold to Esso. In April 1998, we decided to discontinue our mobile production activities in response to deteriorating market conditions, increased competition, low profitability and Esso’s termination of the Balder contracts. Also in April 1998, we brought a formal claim against Esso in the Stavanger City Court in Norway in connection with its termination of the Balder contract. In July 2003, Esso was awarded compensation of NOK 667 million and we were required to write-off a receivable of NOK 175 million. In January 2004, we received compensation from a related dispute with Keppel FELS, pursuant to which we received, among other things, NOK 174 million. See “Item 8: Financial Information—Legal Proceedings” for further information on the Balder and related proceedings.

We perform drilling and maintenance services on fixed platforms in the North Sea. In November 1998, as a result of our decision to concentrate on geographic markets in which we have a large business volume, we sold our well services operations in the UK sector of the North Sea. We intend to maintain our leading position in the well services market in the Norwegian sector of the North Sea.

SEGMENTAL INFORMATION

The following table shows our principal capital expenditures by division and by geographic area for 2001, 2002 and 2003:

	Year ended December 31,
	2001	2002	2003
	(NOK in millions)
By division
Mobile Units	116	273	21
Tender Rigs	819	72	451
Well Services	16	9	40

Total	951	354	512

By geographic area
Norway	94	219	56
Brunei	—	2	120
Thailand	87	65	22
Malaysia	730	5	301
Other	40	63	13

Total	951	354	512

We expect to finance our capital expenditures out of cash generated by our operations, amounts remaining available under our U.S.$500 million credit facility, our long-term bonds and the issuance from time to time of short-term commercial paper.

BUSINESS STRATEGY

Our strategy is to strengthen our position as a preferred provider of offshore drilling services and pursue growth in selected international market segments. We seek long-term contracts through well-established relationships with our customers.

The key elements of our strategy platform are:

•	We are committed to providing customers with safe and efficient operations.

•	We intend to execute high-quality operations by combining state-of-the-art mobile units with experienced and skilled employees.

•	We intend to capitalize on innovative technology in deepwater operations.

•	We intend to develop our strong position in the tender rig market and pursue further organic growth opportunities in conventional as well as deep water areas.

•	We intend to offer a diversified product range in the well services division through selected value-adding services.

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

After a favorable period for the offshore drilling and services industry beginning in the mid-nineties, which was characterized by an increase in expenditures for exploration, production and development by oil companies, oil prices decreased to their lowest level in real terms in 1998. As a result of this decrease, oil companies deferred their exploration programs and cut back on planned investments. This in turn had a negative impact on the drilling industry and resulted in reduced demand for drilling capacity, a general decrease in dayrates and a significant decrease in the utilization rate for the world’s rig fleet. Since the second half of 1999, oil prices have recovered and, as a result, utilization rates and day rates have rebounded. However, 2002 and 2003 were characterized by significant fluctuations in oil and gas prices and great uncertainties due to the trend in the world economy. This translated into weaker demand for drilling services in some market segments, especially the North Sea. For additional information about current market conditions, you should read “—Outlook”.

The following table shows the yearly average crude oil trading prices, natural gas contract prices and U.S. dollar/Norwegian kroner exchange rates for 2001, 2002 and 2003.

	2001	2002	2003
Crude oil (U.S.$ per barrel Brent blend)	24.4	25.0	29.1
Natural gas (NOK per scm)	1.21	0.95	1.02
Norwegian kroner/U.S. dollar exchange rate (yearly average)	9.03	7.93	7.08

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

On a statistical basis, demand for oil and gas has increased annually by 1% to 3% over the last decade. We strongly believe in growth in demand for energy and expect oil and gas to remain the primary supply sources. The fact that depletion rates for major existing oilfields are rapidly increasing is considered a challenge for oil companies. We believe that spending on exploration and development will have to rebound for oil companies to replace declining production rates on existing fields, to maintain current oil and gas reserve levels and even to increase production.

Near-term projections, however, suggest improvement in current market conditions. For mobile units, the market for conventional mid-water semi-submersibles is expected to be stronger in 2004, although idle periods for units on short-term assignments cannot be ruled out. In the longer term, demand for high-quality mobile units is expected to improve for both mid-water and deepwater units. For tender rigs, the market outlook remains favorable due to existing plans for new field developments in Southeast Asia and southeast and southwest of Africa. The successful implementation of our current initiative to combine tender rigs and floating wellhead platforms has the potential to expand the tender rig market niche further.

At the end of first quarter 2004, we had a backlog of drilling contracts averaging 21 months for both our mobile units and tender rigs. We believe that this level of backlogs is satisfactory under the current market conditions. The near term market outlook remains challenging, even though there is an increasing demand for our services.

ORGANIZATIONAL STRUCTURE

The following are our “significant subsidiaries”, as that term is defined by applicable rules of the Securities and Exchange Commission.

Company Name	Country of Incorporation	Proportion of ownership Interest(1)
Smedvig Rig AS	Norway	100%
Smedvig Offshore AS	Norway	100%
AS Smedvig Prodrill	Norway	100%
Smedvig Asia Ltd	Hong Kong	100%

(1)	Ownership percentage reflects proportion of voting power, as well as economic interest in the company.

BUSINESS OVERVIEW

Business divisions

We have three business divisions:

•	Mobile Units;

•	Tender Rigs; and

•	Well Services (formerly Platform Drilling).

For accounting purposes only, we also maintain a further division, Discontinued Activities.

During 2001, 2002 and 2003, operations in the North Sea provided approximately 69%, 65% and 69% of our revenues and accounted for approximately 63%, 0% and 41% of our operating profit, respectively. The rest of the world, principally Southeast Asia, provided for approximately 31%, 35% and 31% of our revenues and accounted for approximately 37%, 100% and 59% of our operating profit in 2001, 2002 and 2003, respectively. Almost all of our North Sea revenues and operating profit were attributable to Norway in 2001. In 2002 and 2003, 86% and 97%, respectively, of our North Sea revenues were attributable to Norway.

The following table sets forth our revenues, income and assets by geographic area:

	Year ended December 31,
	2001	2002	2003
	(NOK in millions)
Revenues*
Norway	2,634	1,866	2,045
Brunei	251	318	338
Thailand	280	328	278
Malaysia	360	399	159
Indonesia	—	—	135
Other	291	443	82

Total	3,816	3,354	3,037

Income (loss) before income taxes
Norway	628	57	270
Brunei	139	142	173
Thailand	66	93	55
Malaysia	130	192	63
Indonesia	—	—	36
Other	33	(71)	(67)

Operating profit	996	413	530
Net financial items	(545)	(169)	(38)
Other items(1)(2)(3)(4)	721	(962)	(668)

Income (loss) before income taxes	1,172	(718)	(176)

Identifiable assets(5)
Norway	5,351	4,502	3,988
Brunei	705	449	876
Thailand	487	492	544
Malaysia	1,254	531	155
Indonesia	—	—	640
Other(6)	3,154	1,588	1,402

Total	10,951	7,562	7,605

*	Revenues from non-affiliated customers.

(1)	Including gains on sale of assets of NOK 351 million and NOK 721 million for the years ended December 31, 2002 and 2001, respectively.

(2)	Including a write-down of West Navigator amounting to NOK 1,313 million in the year ending December 31, 2002.

(3)	Including a loss on the Balder dispute of NOK 668 million for the year ending December 31, 2003.

(4)	For more information on “Other items”, you should read note 5 to our consolidated financial statements.

(5)	A substantial portion of our assets are mobile drilling units. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

(6)	Including West Navigator at NOK 2,485 million, NOK 982 million and NOK 943 million for the years ended December 31, 2001, 2002 and 2003, respectively.

The following table sets forth our revenues by category of activities:

	Year ended December 31,
	2001	2002	2003
	(NOK in millions)
Revenues*
Mobile Units	2,184	1,423	1,287
Tender Rigs	900	1,076	911
Well Services	732	855	838
Discontinued Activities	—	—	1

Total	3,816	3,354	3,037

*	Revenues from non-affiliated customers.

Mobile Units Division

Our strategy for our Mobile Units division is to offer innovative and cost-efficient services encompassing drilling, completion and maintenance of offshore wells in deep waters and harsh environments. We seek to maintain high utilization rates of our drilling units through long-term contracts in order to ensure stable cash flow. This renders us less vulnerable to market volatility and enables further investments and long-term growth. In line with this strategy, the fleet is concentrated on high specification drilling rigs generally employed under long-term contracts. We emphasize high-quality operations, stressing safety, health, efficiency and environmental considerations.

Semi-submersible rigs consist of an upper working and living quarters deck resting on vertical columns connected to lower hull components. Such rigs operate in a “semi-submerged” position, remaining afloat, off bottom, in a position in which the lower hull is below the water line and the upper deck protrudes high above the surface. The rig is typically anchored or dynamically positioned and remains stable for drilling in the semi-submerged floating position, due in part to its wave transparency characteristics at the water line. The term “generation” indicates the year the semi-submersible rig was built and, to a certain extent, the rig’s drilling and deckload capabilities.

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

Drillships are self-propelled ships equipped for drilling. Drillships are positioned over the well through either an anchoring system or a computer-controlled thruster system similar to that used on semi-submersible rigs. Certain drillships are capable of drilling in water depths of more than 6,000 feet, where jack-ups and other bottom-supported rigs are technologically incapable of operating .

Our dual handling capacity.    To perform drilling operations more efficiently, West Venture and West Navigator are equipped with a computerized hydraulic dual derrick system (RamRig) that provides for dual handling operations.

The dual handling capacity enables drilling and completion operations to be performed simultaneously. The units have two drilling areas for different tasks such as drilling, handling of blow-out preventer (BOP), cementing or logging, two of which may be performed simultaneously. As an example, while the main derrick is drilling, the auxiliary derrick can prepare and begin the casing operation. This reduces stoppages in operations and increases drilling efficiency significantly compared to conventional drilling units. The dual-handling feature on West Navigator and West Venture has improved the operating efficiency of these units by approximately 20% and 40% in single-well and multi-well cases, respectively.

The dual-handling system is especially advantageous for handling of sub-sea production equipment in completion of sub-sea production wells. We believe that for such operations the handling system on West Venture and West Navigator is one of the best in the world.

On a worldwide basis, only six drilling units currently combine deepwater capabilities and dual handling capacity. In addition, West Navigator and West Venture are the only deepwater units with dual handling capacity that are tailor-made for operations in arctic and harsh environments.

In 2003:

•	all our rigs were employed in the Norwegian sector of the North Sea with the exception of West Navigator;

•	West Navigator had assignments in the United Kingdom and Mauritania; and

•	the utilization rate of our mobile units averaged 89%.

In March 2001, we decided to sell the third-generation semi-submersible drilling unit West Delta and in December 2002 we decided to sell the third-generation semi-submersible drilling unit Ocean Vanguard. The purpose of the divestments was to release capital for new investment and focus on modern and technologically advanced drilling units for harsh environment and deep waters.

Both in 2002 and 2003, our Mobile Units division accounted for approximately 42% of our revenues (excluding gains on sale of assets). Operating profit for the division in 2003 was NOK 129 million as compared to a operating loss of NOK 87 million in 2002. The increase in operating profit was primarily due to a significant increase in average utilization of the drilling units.

SSWest Alpha.    The fourth-generation semi-submersible rig West Alpha worked for Britannia, Pertra and Statoil in 2003. After completion of the contract with Britannia in April, the unit moved to Varg field to perform services for Pertra. At the end of June, West Alpha commenced the contract with Statoil on Heidrun. The unit was employed at Heidrun until the end of December, followed by the new Statoil contract at Kristin. In March 2004, West Alpha went to the yard in Sandnes for scheduled mandatory overhaul, before continuing at Kristin. The contract period on Kristin is expected to end in February 2005, but the contract contains options to extend the period by up to an additional year.

Ocean Vanguard.    The third-generation semi-submersible rig Ocean Vanguard, which was sold in December 2002, drilled production wells for Norsk Hydro on the Troll and Visund fields until mid May 2003. We operated the unit after the sale in order to complete the existing drilling contract with Norsk Hydro.

West Epsilon.    In 2003, the jack-up rig West Epsilon continued the current contract with BP in the Norwegian sector. We expect to keep the unit employed on the contract until November 2004. In addition, there is an option in the contract which, if exercised, would keep the unit employed until May 2007.

West Venture.    In 1996, we, in close cooperation with Norsk Hydro, developed a new fifth-generation semi-submersible drilling rig concept intended for efficient development drilling in deep water and harsh environments. In February 1997, we ordered West Venture from Hitachi Zosen, the Japanese yard, on the basis of a long-term contract with Norsk Hydro. West Venture is one of the world’s first fifth-generation rigs and is equipped with a dual drilling derrick system (RamRig), a full dynamic positioning system and a deepwater capability of 5,500 feet. Its drilling efficiency exceeds that of our other existing drilling rigs and the dual drilling system is especially advantageous in completion of subsea production wells. The rig was delivered in February 2000. The investment cost increased due to the delayed delivery and totaled U.S.$340 million (approximately NOK 2,620 million).

Since March 2000, the rig has been drilling on the Troll field for Norsk Hydro and has demonstrated substantial drilling efficiency improvements in drilling and completion operations compared to conventional drilling. In January 2004, we signed an agreement with Norsk Hydro to extend the duration of the drilling contract for the unit. The extension of the drilling contract has a firm duration of two years and annual renewal options for five additional years. Commencement under the new contract is scheduled for August 2004, in direct continuation of the current assignment for Norsk Hydro.

West Navigator.    In 1997, we entered into agreements with Teekay Norway AS (formerly known as Navion ASA) for the construction of two deepwater drillships, West Navion I (West Navigator) and West Navion II, against long-term contracts. In August 1998, we and Teekay Norway AS decided to terminate our jointly owned construction project for the drillship West Navion II due to major uncertainties regarding the total construction costs and anticipated delivery date. This decision was made with the consent of the operator, Shell. Our share of the costs associated with the termination amounted to NOK 535 million. Teekay Norway AS, which was to own 50% of the vessel, bore the remaining portion of these costs.

In February 2000, we took delivery of West Navigator. Immediately after delivery, the ship began drilling operations for Statoil in the Norwegian sector of the North Sea. This vessel is equipped with RamRig, a full dynamic positioning system, a high deck load capacity and a deepwater drilling capability of 8,200 feet. We have operational responsibility for, and a 50% ownership interest in, the drillship, in which Statoil ASA has the remaining 50% ownership interest. The investment cost for the drillship was approximately U.S.$660 million at delivery, a significant increase from the original estimate of U.S.$250 million. The increase in cost was primarily due to design modifications, weight increases, delays in equipment deliveries, equipment for deeper waters and tight time schedules.

In 2002, the drillship was written down by NOK 1,313 million. The write-down was triggered by our impairment analysis under the new Norwegian accounting standard for impairment of assets, implemented by us in 2002. For additional information on this write-down, you should read note 6 to the consolidated financial statements.

Over the course of the year, the drillship West Navigator, was docked in Algeciras, Spain, until the unit commenced operations for ChevronTexaco west of Shetland in March 2003. Subsequently, West Navigator had assignments for Esso and Statoil in the Norwegian Sea. In October 2003, the drillship completed its assignment for Statoil on the Ellida prospect. West Navigator thereafter moved to West Africa and arrived on location in Mauritania, where it commenced drilling for Woodside in October. After completing the drilling programme for Woodside off Mauritania in West Africa around Christmas, the unit returned to Algeciras for a lay-up combined with a scheduled mandatory overhaul. In March 2004, the drillship commenced operations for Norsk Hydro/Statoil in the Norwegian Sea. In May 2004, West Navigator moved to U.K. waters to perform drilling services for ChevronTexaco and Amerada Hess. Thereafter, the drillship returns to West Africa for an 11-month contract with Woodside offshore Mauritania. In March 2004, we were awarded a letter of intent by A/S Norske Shell to employ West Navigator in the Ormen Lange field in the Norwegian Sea. The assignment includes drilling eight deepwater wells, with options for four additional wells. The commencement is planned in the second half of 2005. The drilling period for the firm part of the contract is estimated at 740 days, while the option period could have a duration up to one year.

The following table sets forth certain information concerning our mobile drilling units:

Mobile Drilling Units

Type and Name	Ownership %	Maximum Water Depth Capability (ft)	Variable Deck Load (MT)	Attributes	Year Built/ Latest Enhancement	Customer as of June 22, 2004	Estimated Contract Expiration as of June 22, 2004
Semi-submersibles West Venture (fifth-generation)	100.0	5,500	5,000	DP, DD, TDS, 4M 15K	2000	Norsk Hydro	August 2006/ Options for further five years
West Alpha (fourth-generation)	53.4	2,500	5,000	SP, TDS, 3M, 15K	1986/99	Statoil	February 2005
Drillship West Navigator	50.0	8,200	5,800	DP, DD, 3M, TDS, 15K	2000	ChevronTexaco/ Amerada Hess Woodside Shell	July 2004/ July 2004 July 2005 Second half of 2007/Options for one further year
Ultra-large Jack-up West Epsilon	100.0	380	3,350	IC, SO, TDS, 3M, 15K	1993	BP	November 2004

Attributes

DP = Dynamic Positioning	IC = Independent-Leg Cantilevered Rig	SP = Self-Propelled	4M = Four Mud Pumps
DD = Dual Derrick	SO = Skid-Off Capability	TDS = Top-Drive Drilling System	3M = Three Mud Pumps
15K = 15,000 psi Blow-Out Preventer

We generally seek to secure long-term contracts for our mobile drilling units under favorable market conditions that allow for attractive fixed and incentive-type dayrate structures. Our contracts for mobile drilling units provide for a basic drilling dayrate and some provide for a lower or zero dayrate during periods of mobilization or when drilling operations are interrupted or restricted by equipment breakdowns, adverse environmental conditions or other conditions beyond our control. The contracts also contain clauses pursuant to which the customer assumes responsibility for all or a substantial part of any changes in personnel, insurance or other costs, subject to certain limitations. The initial terms of our current mobile drilling contracts generally expire on the estimated expiration date specified in the table above, which our customers may extend through the exercise of options provided for in certain of the contracts. There can be no assurance that such contracts will be renewed or extended following their expiration or termination, that new contracts will be available or, if contracts are available, that they will provide revenues adequate to cover all fixed and variable costs associated with the rigs. At December 31, 2003, we had nine months of average contract coverage for our mobile units, compared to eight months at December 31, 2002.

The following table sets forth certain information of our rig utilization during the past three years, ending December 31, 2003:

Mobile Drilling Fleet Utilization (1)

	Averages for Year Ended December 31,
	2001	2002	2003
	Company	Company(3)	Company(3)
Fifth-Generation Semi-submersibles
Supply(2)	1.0	1.0	1.0
Utilization	100%	100%	99%
Fourth-Generation Semi-submersibles
Supply	1.0	1.0	1.0
Utilization	100%	56%	91%
Other Semi-Submersibles
Supply	1.3	1.0	0.0
Utilization	100%	100%	—
Total Semi-Submersibles
Supply	3.3	3.0	2.0
Utilization	100%	85%	95%
Jack-ups
Supply	1.0	1.0	1.0
Utilization	92%	79%	99%
Drillships
Supply	1.0	1.0	1.0
Utilization	100%	76%	66%

(1)	Company data for each period is based on all rigs operated during such period. Company statistics have been determined under the “working method,” which is the ratio of the number of rig days in operation to the total number of rig days available.

(2)	Supply figures represent the number of active vessels in Smedvig’s fleet adjusted for the percentage of the year in service under Smedvig’s ownership.

(3)	Under the “revenue method”, which is the ratio of the contractual revenue actually generated to the maximum potential revenue obtainable pursuant to the operating contract, in 2002 the utilization rates were 67% for drillships, 84% for fifth-generation semi-submersibles, 52% for the fourth-generation semi-submersible, 93% for other semi-submersibles, 76% for total semi-submersibles and 83% for jack-ups. In 2003, under the “revenue method”, the utilization rates were 70% for drillships, 95% for fifth-generation semi-submersibles, 91% for the fourth-generation semi-submersible, 93% total semi-submersibles and 97% for jack-ups.

Tender Rigs Division

        We are one of the world’s leading operators of self-erecting tender rigs. Through our wholly owned subsidiary, Smedvig Asia Ltd., we have more than 30 years of offshore operating experience in the Southeast Asia region, where we are one of the largest operators of self-erecting tender rigs used for production drilling and well maintenance. We aim to further increase our involvement in production drilling in Southeast Asia. This strategy entails an organic expansion of the tender rig fleet to maintain our market position. We anticipate that the market in Southeast Asia will demand more advanced units in the longer term due to the development of new and improved technology and drilling in deeper waters that requires higher drilling and deck load capabilities than traditional tender rigs. In order to meet this challenge, we took delivery of one advanced semi-submersible tender rig in March 2004 and have one under construction together with the Singaporean shipyard Keppel Shipyard, which we expect to be delivered in the fourth quarter of 2005. The new semi-submersible tender rig will initially be partially owned by each of Keppel FELS and Smedvig and operated and managed by Smedvig for a ten-year period, during which time Smedvig will have an option to acquire 100% of the rig at an agreed price. In an agreement completed in the first quarter of 2004, we agreed to sell the new self-erecting tender rig, T-9, to Varia Perdana, the joint venture company controlled by Crest Petroleum and ourselves. Simultaneously, Varia Perdana agreed to acquire the 1991-built self-erecting tender rig Teknik Berkat from Crest Petroleum.

As of December 31, 2003, we operated a fleet of nine self-erecting tender drilling rigs, which represents approximately 41% of the world’s fleet of this type of drilling unit. We wholly own six of the units, while Varia Perdana owns the remaining three.

Self-erecting tender rigs allow for drilling operations to be performed from fixed platforms without permanently installed drilling facilities. Prior to start up of drilling operations, a heavy-lift crane onboard the tender rig lifts the modularized drilling equipment onto the platform. After completion of the drilling operations, the equipment is removed in a similar manner. The tender contains living quarters, a helicopter deck, storage for drilling supplies, power supply and support systems for running the drilling operations.

There are two types of self-erecting tender rigs: the traditional monohull purpose-built barge and the newer, semi-submersible tender rig (semi-tender). The semi-tender has a hull design that allows for operations in rougher weather conditions. There are four units of the semi-submersible design, three of which are owned and operated by us (West Pelaut, West Menang and West Alliance). Historically, the use of self-erecting tender rigs has been important in Southeast Asia because it allows development and workover operations to be done on small fixed platforms, without the need for permanently installed drilling packages.

Operations of the tender rigs division proceeded well, and the average utilization rate for the units was 94% as compared to 99% in 2002. Operating profit decreased to NOK 326 million from NOK 443 million in 2002 due to lower utilization of the tender rig fleet.

The market conditions for tender rigs remained stable in 2003 and we secured new contracts for our available units. In addition, several oil companies exercised options to extend the duration of certain contracts for our units.

Currently, nine of our tender rigs are employed in Southeast Asia, while two have just commenced operation in West Africa. At December 31, 2003, the average contract coverage for our tender rigs was 24 months, compared to 26 months at December 31, 2002.

The table below sets forth certain information concerning our tender rig fleet:

Tender Rig Fleet

Rig Designation	Ownership %	Year Built/Latest Upgrade	Customer as of June 22, 2004	Estimated Contract Expiration as of June 22, 2004(1)
T-2(2)	49	1975/1991	EMEPMI	June 2004
T-3(2)	49	1980/1998	Carigali	August 2004/Option for eight additional months
T-4	100	1981/2003	Unocal	April 2008
T-6(2)	49	1983/1998	Petronas	January 2005
T-7	100	1983/1995	Unocal	July 2006
T-8	100	1982/1998	Total	November 2004/Option for five additional months
T-9(2)	49	2004	Newbuilding	January 2005/Option for two additional years
Teknik Berkat(2)	49	1991	Petronas	August 2004/Option for two additional years
West Pelaut	100	1994	Shell Brunei	April 2009/With 5 one-year options
West Menang	100	1999	Total	July 2005/Option for eighteen additional months
West Alliance	100	2001	Unocal	February 2006

(1)	The duration of the contracts depends on the oil companies’ drilling programs. The above-mentioned dates are therefore estimated ending dates.

(2)	Varia Perdana, a Malaysian joint-venture company in which we own a 49% interest, owns T-2, T-3, T-6, T-9 and Teknik Berkat.

T-2.    During 2003, tender rig T-2 worked for Exxon Mobile Exploration and Production Malaysia Inc (EMEPMI) in Malaysia. In December 2003, an agreement with EMEPMI to extend the production drilling contract was entered into. The extension has a duration of one year, from January 2004, with options for another two year-long periods. The contract extension was entered into subject to a substitution of rigs. In the beginning of July 2004, the new tender rig T-9 will commence operations and replace T-2. Following the completion of its commitments to Exxon Mobile, T-2 will be decommissioned.

T-3.    During 2003, tender rig T-3 worked for Petronas Carigali in Malaysia. In 2003, T-3 assigned for a contract with Petronas Carigali ending in August 2004. The contract provides Petronas Carigali with an option to extend its term for eight additional months.

T-4.    In 2003, T-4 continued a scheduled four-month yard-stay for an extensive upgrade, including widening of the hull and the installation of a new heavy-lift crane and a new derrick-set that allows for parallel activities, which are expected to enhance the unit’s efficiency. T-4 commenced operations on a five-year contract with Unocal in Thailand mid-April 2003.

T-6.    In 2003, T-6 continued its work for Petronas Carigali in Malaysia. The long-term contract expires in the first quarter of 2005.

T-7.    In 2003, T-7 continued drilling operations in Thailand for Unocal. The long-term contract ends in the third quarter of 2006.

T-8.    In 2003, the rig continued drilling operations for PTT Exploration and Production Company, or PTTEP, in the Gulf of Thailand. The contract expired in December 2003. After a mandatory five-year classification survey in Singapore, in May 2004 the unit commenced operations in West Africa under a new contract with Total. The contract has a firm duration of 105 days, with options for an additional 300 days, of which 69 days has been declared.

Teknik Berkat.    In the first quarter of 2004, the Smedvig and Crest Petroleum controlled company Varia Perdana entered into an agreement to buy Teknik Berkat. The rig, completed in 1991 and owned by Crest Petroleum, undertook an 18-day yard-stay before continuing operations for Petronas Carigali. The drilling contract for Petronas Carigali expires in August 2004, with options for an additional two years.

West Pelaut.    In 2003, the semi-submersible tender rig continued operation in Brunei under a contract with Brunei Shell and was awarded a five-year extension of this contract at an increased dayrate. As part of the five-year contract extension, the rig was upgraded with a new and more efficient derrick equipment set (DES) to enhance the operational efficiency. The extension also provides Brunei Shell with five one-year options to extend. The drilling contract for West Pelaut expires in April 2009.

West Menang.    In 2003, the semi-submersible tender rig West Menang continued operations for Brunei Shell, until the early termination of the contract took effect in November. Following a scheduled mandatory overhaul, the rig moved to Congo for commencement of a new contract for Total in May/June 2004. Estimated duration of the contract is 440 days with an option for additional work with an estimated duration of 550 days.

West Alliance.    The semi-tender performed drilling operations for EMEPMI in Malaysia until December. In February 2003, the unit commenced operations for Unocal offshore east Borneo in Indonesia after a short yard-stay to make minor modifications for the Unocal work. The duration of the assignment is three years and includes drilling production wells in waters approximately 1,000 meters deep, the first deepwater assignment for a self-erecting tender rig.

T-9.    In January 2003, we entered into a contract with Malaysia Shipyard and Engineering Sdn. Bnd. for the construction of a new self-erecting tender rig. The new unit was delivered two months behind schedule in May 2004. T-9 is an enhanced version of our existing tender barge design and total capital expenditure amounted to U.S.$67 million. In the second quarter of 2004, the sale of T-9 to the Smedvig and Crest Petroleum controlled company Varia Perdana, was completed. In July 2004, the unit will replace T-2 at the contract with EMEPMI in Malaysia. The contract has a duration of one year from January 2004 and includes options for another two years.

The following table sets forth certain information of the utilization of our tender rig for the last three years:

Tender Rig Utilization(1)

	2001	2002	2003
	Company	Company	Company
Supply(2)	8.2	9	9
Utilization	89%	99%	94%

(1)	Data for each period is based on all rigs owned and operated during such period. Statistics have been determined under the “working method”, which is the ratio of the number of rig days in operation to the total number of rig days available.

(2)	Supply figures represent the number of active vessels in Smedvig’s fleet adjusted for the percentage of the year in service under Smedvig’s ownership.

Well Services Division

We aim to maintain our strong positions in the platform production drilling and the well services markets in the Norwegian sector of the North Sea. We target to deliver safe, innovative and efficient drilling services through high-quality management systems and experienced and skilled employees. In this process, long-term relationships with oil companies are essential.

In 2003, we performed production drilling and maintenance activities on several fixed installations in the Norwegian sector of the North Sea. In addition:

•	we conducted well service operations from a number of mobile drilling rigs and fixed installations; and

•	we completed several projects to modify and upgrade equipment on fixed installations.

In 2003, the Well Services division accounted for approximately 28% of our revenues, compared to 25% in 2002. Operating profit increased to NOK 88 million in 2003 from NOK 63 million in 2002, due to an overall increase in activity.

Statfjord (Statoil).    Our largest single well service contract is on the Statfjord field on the Norwegian continental shelf, where we have performed well services for Statoil since 1982. In 2003, we provided well services on two of the platforms and maintenance services on the third on an ongoing basis. We also completed various projects to upgrade and modify drilling equipment on the platforms. The contracts expire in September 2004. In June 2004, we were awarded a letter of intent to continue the drilling services on the Statfjord fields. The new contract is scheduled to commence in September.

Gullfaks (Statoil).    In June 2004, we were awarded a letter of intent for platform drilling services and maintenance by Statoil on the Gullfaks fields on the Norwegian continental shelf. Commencement is scheduled for October.

The Statfjord and Gullfaks contracts have a firm duration of four years with three two-year options. The estimated value for the firm part of the contract is NOK 1.7 billion. The contract extension for the Statfjord A, B and C platforms, where Smedvig has worked since 1982, and the new contract for the Gullfaks A, B and C platforms will significantly increase our platform drilling activities for Statoil.

Veslefrikk (Statoil).    Veslefrikk was the first field in the Norwegian North Sea to be developed with a floating production unit. A semi-submersible drilling rig was converted to a production unit, complete with living quarters and processing equipment, and renamed Veslefrikk B. In addition to our drilling crew, the Veslefrikk B complement consists of our maritime crew, which serves in the maritime control room. This room is similar to the bridge on a ship and is responsible for mooring, positioning, ballasting and operating cranes. The drilling equipment is installed on a fixed wellhead platform, Veslefrikk A. In 2003, we conducted drilling operations on the A platform and supplied maritime personnel on the B platform for Statoil. The contract on Veslefrikk has a duration through the field lifetime.

Ula/Valhall (BP).    In 2003, we performed drilling and maintenance operations on the Ula and Valhall fields. In December 2003, BP extended our contract until December 2005 with an option for one additional year.

Gyda (Talisman).    In 2003, we continued drilling operations and maintenance work on Gyda. In September 2003, the Canadian energy company Talisman took over the operatorship on the field. In February 2004, the contract with Talisman was extended until year-end 2004 with an option for one additional year.

United Kingdom (Shell).    In April 2004, we were awarded a contract for platform drilling services and maintenance by Shell UK Limited on 12 fixed installations on the UK continental shelf. The drilling assignment has an initial term of four years with two options to renew for two years each,. The contract commenced in May with hand-over of operations on the installations,which will take until the end of September. The contract will employ approximately 200 people, who mainly will be recruited locally. The operations will be managed from a newly established office in Aberdeen and will include platform drilling on Brent A, B, C and D, Nelson, Auk, Cormorant Alpha, Dunlin, Eider, Fulmar, North Cormorant and Tern.

Wireline Services.    We provide wireline well intervention for the purpose of electronically or mechanically processing or obtaining data from live wells. Aggregate revenues from our wireline services amounted to approximately NOK 145 million in 2003, an increase of approximately 16% compared to 2002. In 2003, the Well Services business performed operations for Norsk Hydro, Shell and Statoil.

The following table sets forth the status of our contracts for fixed well service projects:

Fixed Installations

Field	Customer	Contract Awarded	Estimated Contract Expiration as of June 22, 2004
Norway
Statfjord A, B and C	Statoil	July 1982/June 2004	September 2008
Gullfaks A, B and C	Statoil	June 2004	September 2008/Three additional two-year options
Veslefrikk A and B	Statoil	July 1987	Field lifetime (1)
Ula/Valhall	BP	March 2000	December 2005/Option for one additional year
Gyda	Talisman	March 2000	December 2004/Option for one additional year
United Kingdom
12 fixed installations	Shell UK	April 2004	May 2008/Two additional two-year options

(1)	Expected to be until 2015.

Sales and marketing

Our marketing staff and our senior executives in each division are in regular contact with our existing and potential customers. We respond to requests for tenders and proposals through both informal discussions and formal presentations. In addition, we actively seek opportunities to promote the use of our assets and services.

Customers

In the last five years, we have provided offshore drilling and other services to many leading international oil and gas companies, including Statoil, Norsk Hydro, Phillips Petroleum, Esso, Total, Amerada Hess, BP, Unocal, Shell, Petronas, ExxonMobil, Thaipo and PTTEP. Our three largest customers during 2003 were Statoil, Norsk Hydro and BP, which accounted for 23%, 22% and 20% of our consolidated revenues, respectively. Our three largest customers during 2002 were Norsk Hydro, BP and Statoil, which accounted for 28%, 14% and 14% of our consolidated revenues, respectively, while our three largest customers in 2001 were Norsk Hydro, Statoil and Shell Brunei, which accounted for 37%, 26% and 7% of our consolidated revenues, respectively.

Our contracts

Our preference is to employ our assets on the basis of long-term contractual arrangements. In a market where dayrates are profitable and rising, we seek long-term contracts only, while in weaker markets we generally accept only short-term contracts. Long-term contracts require less mobilization/demobilization costs, decrease volatility of return on assets, require less management time and, in our opinion, enhance customer relationships. Although this strategy affords some protection against the negative effects of cyclicality and/or volatility in the industry, this preference for long-term asset utilization also limits our ability to participate fully in short-term upswings in the market. We believe these advantages offset the possible foregone revenues caused by dayrates that in some periods may be lower than short-term market peaks.

Contracts for services of our Mobile Units division, Tender Rigs division and Well Services division are typically multi-year. Actual contract duration generally varies depending on the number of wells involved and the time required for the particular project. Contracts generally provide an established dayrate structure, payable monthly, and some provide for lower dayrates during periods of immobilization or under certain circumstances when operations are interrupted or restricted. Under some contracts, we are entitled to additional payments for exceeding performance goals. The contracts also provide for the assumption by the customer of responsibility for changes in certain costs. Many contracts are extendable at the option of the other party. Such options may involve re-setting the dayrate based on current market rates. The contracts may be terminated by the customer upon the occurrence of certain events, including force majeure, and some contracts permit termination by the customer at any time without cause, subject to the payment of termination fees that are generally intended to minimize the financial impact of such termination on us. In addition, some of the operating contracts for the units under construction may be terminated and provide for liquidated damages if we fail to deliver the units within the time frames specified in the contract.

Competition

We are faced with competition that may vary in nature with regard to each of our business divisions. While consolidation in the offshore drilling and oil services industry has decreased the number of competitors over the past few years, some of our competitors have significantly greater financial, marketing, personnel and other resources than we do. As a result, such competitors in some cases may be better able to withstand cyclical fluctuations in demand for offshore drilling and oil services or to compete for existing demand for certain services.

Our Mobile Units division, Tender Rigs division and Well Services division operate in the offshore drilling industry, which historically has been highly cyclical, with periods of high demand, short rig supply and high dayrates followed by periods of low demand, excess rig supply and low dayrates. The market for mobile drilling and tender rigs is characterized by high capital costs, long lead times for construction of new rigs and significant competition for relatively few customers. The offshore drilling business is influenced by many factors, including the current and anticipated prices of oil and gas (which affect the expenditures by oil and gas companies for exploration and production) and the availability of drilling units. Drilling contracts are traditionally awarded on a competitive bid basis. While an operator selecting a rig may consider, among other things, the quality of service and equipment, price competition is often the primary factor in determining who, among qualified contractors, is awarded a job. However, it is not unusual for contracts for technically advanced drilling units to be awarded on a negotiated basis rather than through competitive bidding.

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

The majority of our mobile units and tender rigs as well as our drillship are taxed according to the Norwegian tax scheme for shipowning and offshore companies. According to the principles of the scheme, no income tax is assessed on the operating results of those companies that qualify and decide to participate in the scheme. Under the scheme, taxation will occur when dividends are paid by companies within the scheme or when a company decides to withdraw from the scheme. In addition, some of our net financial items are subject to ordinary Norwegian taxation. We joined the tax scheme with effect from 1996 for the majority of our fleet. For companies entering the scheme, deferred tax on temporary differences are reversed. Since we deem it preferable to stay within the scheme in the long term and available taxed funds for distribution are expected to be sufficient to cover expected dividend payments in the long term, no provision for taxes has been provided for those companies within the scheme.

PROPERTY, PLANTS AND EQUIPMENT

Our principal offices are located in Stavanger, Norway. Smedvig Offshore has entered into leases with A/S Veni for the complex at Dusavik and for the offices in Stavanger expiring at the end of December 2007. The offices are also the location of Smedvig asa. A/S Veni is a real estate company wholly owned by Peter T. Smedvig and other members of the Smedvig family. See “Item 7: Major Shareholders and Related Party Transactions”. Our other leased facilities are located in Stavanger and Bergen, Norway, Singapore, Kuala Lumpur, Malaysia, and Bangkok, Thailand. We believe that all of our owned and leased properties are well maintained and are suitable and adequate for our present activities. You should read “—Business Overview” above for additional information on our equipment.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

The following discussion should be read in conjunction with our audited consolidated financial statements, the notes to such statements and the other information included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with Norwegian GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of differences between Norwegian GAAP and U.S. GAAP and a reconciliation of net income for each of the years in the three-year period ended December 31, 2003, and shareholders’ equity as of December 31, 2002 and 2003 from Norwegian GAAP to U.S. GAAP, you should read note 30 to our consolidated financial statements.

We are exposed to risks and uncertainties which could have a material adverse effect on our business, financial condition, liquidity, results of operations or prospects. Such risks and uncertainties relate to, among other things:

•	trends in the oil and gas industries;

•	the political and economic environments of the countries in which we operate;

•	our exposure to currency exchange rate fluctuations; and

•	the capital-intensive nature of our business.

You should read “Item 3: Key Information—Risk Factors” for a more detailed discussion of these risks and uncertainties. In addition, this Item 5 may contain certain forward-looking statements. You should read “Introduction: Cautionary statement regarding forward-looking statements” in this annual report on Form 20-F for a more detailed discussion of forward-looking statements.

Analysis of Business

Geographic segments.    Approximately 69%, 65% and 69% of our revenues for the years ended December 31, 2001, 2002 and 2003, respectively, were attributable to our North Sea activities. In 2001, almost all of such North Sea revenues were generated in Norway. In 2002 and 2003, 86% and 97%, respectively, of such revenues were generated in Norway. Revenues attributable to Brunei represented approximately 7%, 9% and 11% of our revenues for the years ended December 31, 2001, 2002 and 2003. Revenues attributable to Thailand represented approximately 7%, 10% and 9% of our revenues for the years ended December 31, 2001, 2002 and 2003. Revenues attributable to Malaysia represented approximately 9%, 12% and 5% of our revenues for the years ended December 31, 2001, 2002 and 2003. Revenues from activities elsewhere (principally related to West Navigator) represented approximately 8%, 13% and 7% of our revenues for the years ended December 31, 2001, 2002 and 2003. You should read note 3 to our consolidated financial statements for additional information on our revenues.

Industry segments.    As of December 31, 2003, we had three divisions: Mobile Units, Tender Rigs and Well Services. For accounting purposes only, we also maintain a fourth division, Discontinued Activities.

The following table sets forth the revenues and operating profit (loss) by division and consolidated cash flow information for the periods indicated:

	Year ended December 31,
	2001	2002	2003
	(NOK in millions)
Revenues*
Mobile Units	2,184	1,423	1,287
Tender Rigs	900	1,076	911
Well Services	732	855	838
Discontinued Activities(1)	—	—	1

Total revenues	3,816	3,354	3,037

Operating Profit (loss)
Mobile Units	650	(87)	129
Tender Rigs	342	443	326
Well Services	50	63	88
Discontinued Activities(1)	(46)	(6)	(13)

Total operating profit	996	413	530

Cash Flow
Net cash flow provided by operating activities	1,029	645	271
Net cash provided by (used in) investing activities	32	101	(472)
Net cash provided by (used in) financing activities	(1,242)	(999)	610

*	Revenues from non-affiliated customers.

(1)	In April 1998, we discontinued our mobile production activities and terminated our projects within the mobile production division. The only activity remaining under Discontinued Activities is the Balder litigation.

Mobile Units – Market and Prospects

In 2003, the demand for high-quality shallow water jack-up capacity was stable, with the worldwide utilization for harsh environment jack-ups equaling 96% at year-end. The fact that some harsh environment jack-ups moved from the North Sea to other geographical regions, resulted in the utilization rate for North Sea harsh environment jack-ups climbing from 88% to 100%. Utilization of deepwater units increased during 2003 by 3% to 96% at year-end while utilization for the ultra-deepwater rigs was 91%. The worldwide utilization rate for semi-submersibles and drillships remained low at 75%, consistent with the previous year. In the North Sea, the situation was less favorable as the number of employed semi-submersible units continued to decline. The utilization remained at 55% due to the fact that some units were moved to other geographical regions.

The recent signs of growing activity, especially in Norway, for high-quality mobile units in the shallow and intermediate water markets suggest that the market balances will improve in 2004 and 2005. With respect to the international deep- and ultra-deepwater markets, the terms and conditions for the new contracts for the drillship West Navigator indicate that the market for advanced and efficient deepwater units is on an upward trend providing an environment for dayrates yielding acceptable return on capital employed. Based on recently improved market conditions for mobile units, the long-term outlook for rig capacity of similar capabilities and quality to Smedvig’s units looks increasingly favorable.

Tender Rigs – Market and Prospects

In 2003, the overall market for tender rigs was stable. The economic utilization rate was 94%, down from the record high of 99% in 2002. The decrease was due to the fact that three of the units had scheduled yard-stays during the year. The demand for tender rigs in Southeast Asia is expected to be somewhat lower in 2004 than in 2003. As a result, two of our units are in transit to West Africa to commence operations on new contracts with Total in Congo. However, based on already discovered oil and gas reserves as well as planned field developments, the demand for tender rig capacity in Southeast Asia is expected to rebound as early as 2005. Nevertheless, our re-entering of the West African tender rig market will provide the business unit with a more diverse geographical presence, supporting the objective of organic growth longer term. As a supplement to the tender-rig operations in the conventional water depths, we believe that the market for use of tender rigs in deeper waters could increase. In deeper waters, tender rigs can be used in combination with floating platforms such as tension leg platforms (TLPs) and spars. This novel concept is expected to represent a cost-effective drilling solution for oil companies in developing deepwater fields in benign environments.

Well Services – Market and Prospects

In recent years, field developments on the Norwegian Continental Shelf have increasingly been based on floating production and sub-sea production solutions that require production drilling by mobile units. Despite this trend, the demand for traditional platform drilling services has remained stable. We believe that this will also be the case for the next few years, predominantly due to the fact that the demand for additional drilling and well services on large and mature fields in the Norwegian sector is expected to remain at a high level. This is related to the introduction of new technology, which increases the total recovery of oil and gas reserves from existing fields, prolonging the production phase beyond the original forecasts. Another consequence of the extended life of these fields is an increased demand for upgrade and modification of the drilling facilities. In addition, some of smaller fields are expected to be developed based on platform structures, requiring production-drilling services.

The Balder and Related Litigation

In July 2003, the Stavanger District Court awarded Esso compensation of NOK 667 million in connection with the litigation between Esso and Smedvig concerning the production vessel Balder FPU. The payment was made in early September 2003. As a result of the ruling, we wrote off a receivable of NOK 175 million. In January 2004 in a related matter, Smedvig received compensation from Keppel FELS in connection with the building contract for Balder FPU. Under this agreement, Smedvig received NOK 174 million in cash and have a right to seek indemnity from the underwriters of the warranty insurance in respect of claims relating to works under warranty.

Material Risks and Uncertainties

Impact of trends in oil and natural gas prices and other operational risk.    Demand for our services depends on oil and gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of other economic and political factors that are beyond our control. Demand for our drilling units and services is particularly sensitive to the level of development, production and exploration activity of, and the corresponding capital spending by, oil and natural gas companies. Any prolonged reduction in oil and natural gas prices would depress the level of exploration, development and production activity. Lower levels of activity would result in a corresponding decline in the demand for our drilling units and services and a decrease in our utilization rates and dayrates, which could have a material adverse effect on our revenues and profitability.

Our operations are subject to hazards inherent in the drilling of offshore oil and gas wells. Moreover, operations may be suspended because of equipment breakdowns, abnormal drilling conditions and failure of subcontractors to supply goods or perform services. The drilling contracts include clauses that give the customer the right to terminate the contracts under certain circumstances. Such early termination may significantly impact the our earnings and financial position. However, the contracts usually contain clauses that provide us with some financial compensation in the event of early termination not attributable to circumstances caused by us.

Impact of foreign currency risk.    We generate most of our revenues in U.S. dollars and our assets are valued in U.S. dollars. Consequently, we benefit from a strong U.S. dollar. In order to limit our currency risk, we finance our assets through the issuance of U.S. dollar-denominated debt. At year end, the long-term interest bearing debt totaled U.S.$501 million, corresponding to NOK 3,353 million. Our interest payment obligations under the loan agreements are based on floating rates. In order to mitigate the interest rate exposure, we have entered into fixed-rate agreements for some of our debt. The operations normally generate a surplus of U.S. dollars, and we therefore depend on selling U.S. dollars to cover expenses in Norwegian kroner and other currencies.

Prior to April 1, 2001, we translated our long-term liabilities into foreign currency, currently U.S. dollars, at year-end exchange rates, and we recorded our corresponding unrealized translation losses or gains in the income statement under financial items. As a result, our foreign currency loss included in our net income for 2001 was NOK 136 million. However, as a result of the significant increase in the Mobile Units and Tender Rigs activities conducted in U.S. dollars which has prompted the reorganization of the group and the refinancing of our $500 million U.S. dollar credit facility, we adopted the U.S. dollar as the functional currency for the subsidiary which now holds the U.S. dollar debt and a substantial portion of our fixed assets beginning in the second quarter of 2001. Accordingly, the impact of translating the U.S. dollar debt into Norwegian kroner is no longer included in net income, but is reflected as a component of shareholders’ equity. In 2002 and 2003, the strengthening of Norwegian kroner versus U.S. dollar resulted in foreign exchange translations losses of NOK 802 million and NOK 109 million recorded against shareholders’ equity.

Income of NOK 13 million relating to the nine-month period beginning at April 1, 2001 was recorded against, shareholders’ equity. You should read “—Operating Results—Year ended December 31, 2003 compared to year ended December 31, 2002—Revenues” below for information on the impact of the lower U.S. dollar/Norwegian kroner exchange rate on our revenues in 2002 and 2003.

Outlook

The current outlook for the world economy has imposed uncertainty with respect to demand for oil and gas, which, together with somewhat disappointing results in deepwater exploration projects, has impacted spending on exploration and development activities. Nevertheless, we strongly believe in growth in demand for energy, and we expect oil and gas to remain the primary supply sources. The fact that depletion rates for major existing oilfields are rapidly increasing is considered a challenge for oil companies. We believe that spending on exploration and development will have to rebound for oil companies to replace declining production rates on existing fields, to maintain current oil and gas reserve levels and even to procure growth in production. For further discussion of the outlook for our business and industry, see “Item 4: Information on the Company—Industry—Outlook.”

OPERATING RESULTS

Overview

The following table sets forth certain income and expense items as a percentage of total revenues for the periods indicated:

	Year ended December 31,
	2001	2002	2003
Revenues*	100%	100%	100%
Operating Expenses:
Personnel costs	36	44	44
Other operating expenses	26	31	26
Depreciation	12	13	12

Total operating expenses	74	88	83

Operating profit:	26	12	17

Interest income	2	1	0
Interest expenses	(12)	(7)	(4)
Other financial items	(4)	1	2

Net financial items	(14)	(5)	(1)

Income before other items	12	7	16

Other items	—	(39)	(22)
Gains on sale of assets	19	11	—

Income before income taxes	31	(21)	(6)

Income tax expense (benefit)	(3)	(3)	3

Net income (loss)	28	(24)	(3)

*	Revenues from non-affiliated customers.

Revenues

Revenue recognition.    Substantially all of our revenues are derived from drilling contracts, production contracts or other service contracts. Revenues from contracts are recognized during the period in which the services are rendered at the rate structures stipulated in the contracts. Revenues are primarily a function of dayrates and utilization, which can vary considerably over time depending on market demand. The terms of service contracts in each of our Mobile Units, Tender Rigs and Well Services divisions are typically multi-year. Actual contract duration generally varies depending on the number of wells involved and the time required for the particular project. Contracts generally provide an established dayrate structure, payable monthly, and some provide for lower dayrates during periods of mobilization or under certain circumstances when operations are interrupted or restricted. Under some contracts, we are entitled to additional payments for exceeding performance targets. The contracts also provide for the assumption by the customer of responsibility for changes in certain costs. Many contracts are extendable at the option of the other party. Such options may involve re-setting the dayrate based on current market rates. The contracts may be terminated by the customer upon the occurrence of certain force majeure events and some contracts permit termination by the customer at any time without cause, subject to the payment of termination fees.

Mobile Units Division.    We derived approximately 57%, 42% and 42% of our revenues for the years ended December 31, 2001, 2002 and 2003, respectively, from our Mobile Units division. Our Mobile Units division generated approximately NOK 2,184 million, NOK 1,423 million and NOK 1,287 million in revenues and NOK 650 million in operating profit, NOK 87 million in operating loss and NOK 129 million in operating profit for the fiscal years ended December 31, 2001, 2002 and 2003, respectively.

All of our semi-submersible and jack-up rigs, as well as our drillship, are currently employed offshore Norway. We believe that the employment of our mobile drilling assets under contract will reduce our exposure to market variations and fluctuations in oil prices over the next year. Revenues are also affected by rig mobilizations, demobilizations and time out-of-service. The termination of certain contracts, or their expiration if not renewed or replaced, can also adversely affect our results of operations and liquidity. You should read the table captioned Mobile Drilling Units under “Item 4: Information on the Company—Business Overview—Business divisions—Mobile Units Division” for additional information on our Mobile Units division.

Tender Rigs Division.    Substantially all of our revenues from tender rig operations are derived from Brunei, Thailand, Malaysia and Indonesia. At present, we also have two tender rigs employed offshore Congo. We derived approximately 24%, 32% and 30% of our revenues for the years ended December 31, 2001, 2002 and 2003, respectively, from our Tender Rigs division. Tender rig contracts generated approximately NOK 900 million, NOK 1,076 million and NOK 911 million in revenues and approximately NOK 342 million, NOK 443 million and NOK 326 in operating profit for the years ended December 31, 2001, 2002 and 2003.

We believe that the market outlook for tender rigs in Southeast Asia should remain stable due in part to rising energy consumption and an anticipated increase in new field developments in the region. However, future developments in this market are difficult to predict. We own a 49% interest in Varia Perdana, which owns five tender rigs. In January 2003, we entered into an agreement with Malaysia Shipyard and Engineering for the purpose of building a new tender rig. The unit was delivered in May 2004, and capital expenditures amounted to approximately U.S.$70 million (The unit is one of the five tender rigs owned by Varia Perdana). In April 2004, we entered into an agreement with Keppel FELS, Malaysia Shipyard and Engineering for the purpose of building a new tender rig. The unit is scheduled for delivery in the third quarter of 2005, and capital expenditures is estimated to be U.S.$94 million. You should read “Item 4: Information on the Company—Business Overview— Business divisions—Tender Rigs Division” for additional information on the operations of our Tender Rigs division.

Well Services Division.    We have a portfolio of high quality, long-term contracts for well service operations in the North Sea. We derived approximately 19%, 26% and 28% of our revenues for the years ended December 31, 2001, 2002 and 2003, respectively, from our Well Services division. Our Well Services division generated approximately NOK 732 million, NOK 855 million and NOK 838 million in revenues and NOK 50 million, NOK 63 million and NOK 88 million in operating profit for the years ended December 31, 2001, 2002 and 2003, respectively.

The market for well services is relatively mature. However, we believe that the current level of activity on fixed installations can be maintained by expanding our traditional line of drilling and maintenance services to include well workovers from existing platforms and new methods to increase the recovery rate of existing fields or to access untapped areas in the reservoirs. You should read the table captioned Fixed Installations under “Item 4: Information on the Company—Business Overview—Business divisions—Well Services Division” for additional information on the operations of our Well Services division.

Discontinued Activities.    Since 2000, the only activity reported under Discontinued Activities is expenses related to the Balder litigation.

Operating expenses

Our operating expenses, which consist of personnel, other operating expenses (repair and maintenance, insurance and administrative costs and amortization) and depreciation, generally vary from region to region. Operating expenses are generally higher in Norway and the North Sea than in Southeast Asia, due to the harsh environment in the North Sea and to higher personnel costs resulting from higher North Sea wages and other worker benefits. In general, operating expenses are not affected by changes in dayrates or significantly impacted by fluctuations in utilization, but tend to be higher during periods when rigs are operated under shorter term contracts. The largest expense items are personnel costs and depreciation. Personnel costs vary depending on headcount, geographic region and complexity of operations. We are generally able to offset in part the impact of pay increases for crews employed in well services and for mobile drilling operations under long-term contracts since most of our contracts for such services contain clauses that entitle us to an increase in dayrates corresponding to relevant pay increases.

Costs for periodic rig overhauls, which are generally conducted every fifth operating year for semi-submersibles, jack-up rigs, drillship and tender rigs, are capitalized when incurred and amortized over a period of five years, the anticipated period between such periodic overhauls. The costs may vary in accordance with the schedule for rig overhauls and actual disbursements. In addition, our depreciation costs are affected by acquisitions, upgradings and disposals of assets.

Due to the capital intensive nature of our business, the depreciation we record has an important impact on our financial results. Fixed assets are depreciated on a straight-line basis over the estimated economic life of the assets. Our mobile rigs, drillship, tender rigs and semi-tenders are depreciated over 25 years. Towards the end of a unit’s operating life, we may in certain situations decide to upgrade a unit in order to extend the life of the unit or modify it for alternative employment. In such instances, the associated cost is capitalized and depreciated over the new remaining life of the unit. The carrying amount of a fixed asset is periodically reviewed in order to assess whether or not the fair value of the asset is lower than the carrying value. If the fair value is lower than the carrying value and this is not considered temporary, the fixed asset is written down to fair value. In addition, our depreciation costs are affected by acquisitions, upgradings and disposals of assets. Drilling equipment and fixtures are depreciated over a period of three to ten years depending upon their estimated useful lives.

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

Interest expense

Interest expense comes primarily from long-term interest bearing debt, of which 84% is denominated in U.S. dollars, and is dependent on U.S. dollar interest rates. The remaining debt is Norwegian kroner-denominated. You should read “—Liquidity and Capital Resources” for additional information on our long-term interest bearing debt. Interest expenses relating to upgradings and newbuildings are capitalized.

Other financial items

Other financial items consist primarily of currency gains and losses resulting mainly from fluctuations in the exchange rate of the U.S. dollar against the Norwegian kroner. Gains or losses from the sale of shares and interests from holdings which are accounted for according to the equity method are also included in other financial items.

Other items (gain (loss) on sale of assets)

As part of our strategy, we acquire and dispose of assets. From time to time our gains (losses) on sales of assets and termination expenses have had a significant impact on our net income, particularly in recent years during which we have actively restructured our fleet. In 2003, other items reflect the ruling in the litigation with Esso concerning the sale of the Balder FPU. In 2002, we wrote-down the book value of West Navigator by NOK 1,313 million, as the carrying amount was higher than the market value. In 2002, we sold Ocean Vanguard, built in 1982, and generated a gain of NOK 351 million. In 2001, we sold West Delta, built in 1981, and generated a gain of NOK 721 million.

Income taxes

We are subject to income taxes in all countries where we operate and the tax burden varies based on taxation basis and applicable tax rates. In addition to taxes payable, income taxes consist of changes in deferred taxes and liabilities.

The majority of our mobile units and tender rigs are taxed according to the Norwegian tax scheme for shipowning and offshore companies. According to this scheme, no income tax is assessed on the operating results of those companies that qualify and decide to participate in the scheme. Under the scheme, taxation will occur when dividends are paid by companies within the scheme or when a company decides to withdraw from the scheme. Since we deem it preferable to stay within the scheme in the long term, no provision for taxes has been made. In addition, some of our net financial items are subject to ordinary Norwegian taxation.

Minority interests

As of December 31, 2003, third parties owned minority interests in KS Smedvig Production Contracting, which was responsible for the completion and delivery of the Balder FPU to Esso.

Non-financial performance indicators

Our average backlog for mobile units has increased from 8 months at year-end 2002 to 9 months at year-end 2003. The corresponding numbers for tender rigs decreased from 35 months at year-end 2002 to 24 months at at year-end 2003.

Year ended December 31, 2003 compared to year ended December 31, 2002

Revenues

In 2003, our consolidated revenues decreased by NOK 317 million, or 9%, to NOK 3,037 million from NOK 3,354 million in 2002. A lower U.S. dollar/Norwegian kroner exchange rate affected our revenues negatively. Revenues decreased most significantly in our Tender Rigs division. The decrease in revenues from the Tender Rigs division of NOK 165 million was primarily due to reduced utilization rates and a lower U.S. dollar/Norwegian kroner exchange rate. Revenues also decreased in our Mobile Units division. A decrease of NOK 136 million was due to the completion of the bareboat agreement for Ocean Vanguard in July as well as a lower U.S. dollar/Norwegian kroner exchange rate, partly offset by a higher utilization rate. Revenues from our Well Services division decreased by NOK 17 million primarily due to the expiry of the contract on the Ekofisk field.

Mobile Units Division.    In 2003, revenues from our Mobile Units division decreased by NOK 136 million, or 9.6%, to NOK 1,287 million, down from NOK 1,423 million in 2002. A significant portion of the decrease was due to the completion of the bareboat contract for Ocean Vanguard, a lower U.S. dollar/Norwegian kroner exchange rate and lower dayrates on new contracts due to a general weakening of the market characterized by lower demand for offshore drilling services. The decrease was partly offset by an increase in the utilization rate, which was 89% in 2003 compared to 76% in 2002. The contract terms for the new assignments during the year were agreed in a market of strong competition. The utilization rates for all the mobile units, other than West Navigator, were higher in 2003 than in 2002.

Tender Rigs Division.    In 2003, revenues from our Tender Rigs division decreased by NOK 165 million, or 15.3%, to NOK 911 million, down from NOK 1,076 million in 2002. The decrease was primarily attributable to lower utilization of the fleet, 94% compared to 99% in 2002, as well as a significant strengthening of the Norwegian kroner versus the U.S. dollar. The lower utilization was due to scheduled yard-stays for T4, West Alliance and West Pelaut. Except for West Menang, which received a demobilization fee to cover costs related to the termination of the contract, the revenues for all other units decreased in 2003 due to the strengthening of the Norwegian kroner versus the U.S. dollar. You should read “Item 4: Information on the Company—Business Overview—Business divisions—Tender Rigs Division” for additional information on the activities of our Tender Rigs division.

Well Services Division.    In 2003, revenues from our Well Services Division decreased by NOK 17 million, or 2.0%, to NOK 838 million, down from NOK 855 million in 2002. The principal cause of the decrease in revenues was the expiration of the Ekofisk contract, which reduced the revenues generated under this contract to NOK 7 million in 2003, down from NOK 77 million in 2002. The largest increase, NOK 23 million, was achieved under the contract with BP for operations in the Ula, Gyda and Valhall fields (note that Talisman acquired the Gyda field from BP and took over as operator in September 2003). The revenues from the operation on the Veslefrikk field increased by NOK 12 million to NOK 150 million due to higher drilling activity than in the preceding year. Revenues from the operation on the Statfjord field and within the wireline services decreased by NOK 1 million to NOK 269 million and increased by NOK 18 million to NOK 145 million, respectively.

Discontinued Activities.    Revenues from Discontinued Activities were NOK 1 million in 2003 and there were no revenues in 2002.

Operating expenses

In 2003, our total operating expenses decreased by NOK 434 million, or 14.8%, to NOK 2,507 million from NOK 2,941 million in 2002. This decrease was due primarily to a general decrease in operating expenses for the mobile units, the effect of the disposal of the semi-submersible Ocean Vanguard, and an overall decreased activity within the Tender Rigs division and the Well Services division. Personnel expenses decreased by NOK 118 million, or 8.1%, to NOK 1,347 million from NOK 1,465 million in 2002. The decrease related to a decreased activity level within all of the divisions, partly offset by a modest general increase in salaries and associated expenses. Other operating expenses decreased by NOK 226 million, or 22.0%, to NOK 799 million down from NOK 1,025 million in 2002. The decrease was primarily due to lower cost as a result of no major yard-stays, the disposal of Ocean Vanguard and more focus on cost-effectiveness. Depreciation expense decreased by NOK 90 million, or 20.0%, to NOK 361 million from NOK 451 million in 2002, reflecting lower depreciation due to the write-down of West Navigator in December 2002, a strengthening of the Norwegian kroner versus U.S. dollar and the sale of Ocean Vanguard in 2002.

Mobile Units Division.    In 2003, personnel and other operating expenses for units in our Mobile Units division decreased by NOK 257 million, or 21.7%, to NOK 930 million from NOK 1,187 million in 2002. None of West Alpha, West Epsilon or West Venture undertook any significant yard-stays during 2003, compared to a total cost of NOK 52 million related to yard-stays in 2002. West Alpha was on operation for Britannia, Pertra and Statoil, without any major unexpected costs. In 2003, West Navigator experienced a three month lay-up, which resulted in lower operating costs. Personnel costs decreased modestly, as did ordinary repair and maintenance costs. Depreciation expense decreased by NOK 95 million, or 29.3%, to NOK 228 million from NOK 323 million in 2002. The decrease was a result of the write-down of West Navigator in 2002, which results in lower depreciation in future years, together with a strengthened Norwegian kroner versus U.S. dollar, which reduced the book value of our mobile units and, correspondingly, depreciation expense, as well as the sale of Ocean Vanguard in 2002.

Tender Rigs Division.    In 2003, personnel and other operating expenses in the Tender Rigs division decreased by NOK 53 million, or 10.1%, to NOK 470 million from NOK 523 million in 2002. Due to scheduled yard-stays, West Pelaut and West Menang reduced their expenses by NOK 16 million and NOK 14 million, respectively, compared to 2002. The other units, except for West Alliance, reduced their expenses primarily due to a stronger Norwegian kroner versus U.S. dollar. West Alliance experienced increased expenses due to a higher cost level in Indonesia. Depreciation expense increased by NOK 5 million, or 4.5%, to NOK 115 million from NOK 110 million in 2002. Depreciation of the upgrade of T4 and the accelerated depreciation of the old derrick on West Pelaut increased depreciation by NOK 6 million and 8 million, respectively. For the other units we experienced reduced depreciation due to lower book value following a strong Norwegian kroner versus U.S. dollar.

Well Services Division.    In 2003, personnel and other operating expenses in our Well Services division decreased by NOK 42 million, or 5.4%, to NOK 732 million from NOK 774 million in 2002. The decrease, which was due to a reduction in the number of employees during the year and an decrease in other operating expenses, primarily related to the expiry of the contract on Ekofisk. Depreciation expenses for our Well Services division was NOK 18 million, unchanged from last year.

Discontinued Activities.    In 2003, operating expenses in Discontinued Activities consisting of the litigation expenses related to the Balder dispute, accounted for NOK 13 million compared to NOK 6 million in 2002.

Operating profit

In 2003, our operating profit increased by NOK 117 million, or 28.3%, to NOK 530 million from NOK 413 million in 2002. This was mainly due to a significant improvement in the average dayrate for the fleet of mobile units as result of higher utilization.

Mobile Units Division.    The increase from our Mobile Units division was NOK 216 million from an operating loss of NOK 87 million to NOK 129 million. West Epsilon increased the operating profit by NOK 93 million due to increased utilization and a decrease in non-recurring operating expenses. West Alpha was on contract for several customers in 2003 and improved the utilization rate to 91% in 2003 from 53% in 2002, decreasing the operating loss by NOK 23 million to an operating loss of NOK 23 million. In 2003 as in 2002, West Navigator had low dayrates on the new contracts and low utilization due to periods without contract. In the aggregate, the operating profit of the unit increased by NOK 44 million. West Venture increased the operating profit by NOK 51 million primarily due to higher utilization in 2003. Ocean Vanguard was sold in 2002, but we operated the unit under a leasing contract in the first half of 2003. In total, operating profit decreased by NOK 47 million due to a shorter operating period.

Tender Rig Division.    Our Tender Rig division decreased the operating profit by NOK 117 million, or 26.4%, to NOK 326 million from NOK 443 million in 2002. An overall decrease in utilization rate to 94% from 99% in 2002 contributed to the decrease as well as U.S. dollar/Norwegian kroner fluctuations. In 2003, West Alliance had a short yard-stay, compared to last year when it was fully utilized and therefore its operating profit decreased by NOK 77 million. West Menang experienced an early termination of its contract followed by a scheduled mandatory overhaul in 2003, causing a decrease in operating profit by NOK 23 million. After a yard-stay due to upgrading, T-4 was on contract from April 2003 and increased operating profit by NOK 39 million. Our remaining units delivered a stable performance in line with the results in 2002.

Well Services Division.    Our Well Services division increased its operating profit by NOK 25 million, or 39.7%, to NOK 88 million from NOK 63 million in 2002. The increase was primarily due to more extensive drilling operations on the Ula, Gyda and Valhall fields, better performance by wireline services, which increased by NOK 8 million and NOK 9 million and improved cost control. Veslefrikk improved its result by NOK 5 million. For the operations on the other platforms the operating profit was substantially in line with the preceding year.

Discontinued Activities.    The operating loss in our Discontinued Activities, which consists of costs related to the Balder litigation, increased to NOK 13 million in 2003 compared to NOK 6 million in 2002.

Interest income

In 2003, our interest income decreased by NOK 13 million, or 46.4%, to NOK 15 million from NOK 28 million in 2002. The decrease was due primarily to lower interest rates.

Interest expense

In 2003, our interest expense decreased by NOK 96 million, or 42.9%, to NOK 128 million from NOK 224 million in 2002. The decrease was due to generally lower interest rates and a gain on interest swap agreements of NOK 3 million in 2003, while we had a loss on our interest swap agreements of NOK 37 million in 2002.

Other financial items

In 2003, our profit from other financial items increased by NOK 48 million to NOK 75 million from a profit of NOK 27 million in 2002. The increase was due primarily to gains on our U.S. dollar/Norwegian kroner forward currency contracts of NOK 80 million in 2003, compared to a gain of NOK 120 million in 2002. Other financial items also included a foreign exchange currency loss of NOK 15 million, compared to a loss of NOK 56 million in 2002. Under other financial items we also recorded a profit of NOK 12 million from the associated company Lisme AS in 2003, and NOK 8 million in 2002 related to Roxar, which is included in Lisme in 2003.

Other items

In 2003, we recorded a loss under other items from the ruling in the Balder litigation of NOK 668 million. In 2002, we recorded a write-down of West Navigator of NOK 1,313 million, partly offset by the gain on sale of Ocean Vanguard of NOK 351 million.

Income taxes

In 2003, our income tax was a benefit of NOK 88 million compared to a tax expense of NOK 84 million in 2002. We normally benefit from the Norwegian tax regime for ship owning and offshore companies whereby a major part of our operating profits as well as gain/loss on sale and write-down of assets are not subject to taxes in the foreseeable future. However, we are obligated to pay income taxes on our operations in other jurisdictions and in 2003 we incurred payable taxes of NOK 58 million.

In 2003, the ruling in the Balder litigation resulted in reduced tax expenses of NOK 187 million. This is the main reason why income taxes show a benefit of NOK 88 million in 2003. In 2002, the write-down of West Navigator of NOK 1,313 million as well as the gain on sale of Ocean Vanguard of NOK 351 million were not included in the calculation of income taxes as these items were not subject to taxation according to the rules of the tax regime for shipowning and offshore companies. This is the main reason for the income tax expense of NOK 84 million despite the fact that we had a loss before income taxes of NOK 718 million in 2002.

Net income (loss)

We reported a consolidated net loss of NOK 88 million in 2003, a NOK 714 million decrease compared to a loss of NOK 802 in 2002. This improved performance as compared to 2002 was due to increased operating profit from our Mobile Units division and the write-down of the book value of West Navigator in 2002, offset partially by the Balder litigation in 2003.

Minority interests

In 2003, minority interests amounted to an income of NOK 30 million, compared to an income of NOK 1 million in 2002 due to the allocation to the minority holders of net expenses from KS Smedvig Production Contracting.

Year ended December 31, 2002 compared to year ended December 31, 2001

Revenues

In 2002, our consolidated revenues decreased by NOK 462 million, or 12%, to NOK 3,354 million from NOK 3,816 million in 2001. A lower U.S. dollar/Norwegian kroner exchange rate affected our revenues negatively. Revenues decreased most significantly in our Mobile Units division. The decrease in revenues from the Mobile Units division of NOK 761 million was primarily due to an overall reduced utilization rate, significantly lower dayrates on new contracts and the sale of West Delta in 2001. Revenues increased significantly in our Tender Rigs division. The increase of NOK 176 million was due primarily to a higher utilization rate of our units, higher dayrates on new contracts and a full year of operation for West Alliance. Revenues from our Well Services division increased by NOK 123 million primarily due to extended work under the contract with BP on the Ula, Gyda and Valhall fields.

Mobile Units Division.    In 2002, revenues from our Mobile Units division decreased by NOK 761 million, or 34.8%, to NOK 1,423 million down from NOK 2,184 million in 2001. A significant portion of the decrease was due to an overall reduced utilization rate, 76% compared to 94% in 2001, and significantly lower dayrates on new contracts due to general weakening of the market characterized by lower demand for offshore drilling services and thus increased competition for fewer contracts, as well as the sale of West Delta in April 2001 and a lower U.S. dollar/Norwegian kroner exchange rate. The contract terms for the new assignments for West Epsilon and West Alpha were very unfavorable compared to the expired contracts, and the utilization rates decreased; in the aggregate, revenues were reduced by NOK 267 million and NOK 220, respectively. The utilization rates for West Navigator and West Venture were lower in 2002 and caused a reduction in revenues of NOK 99 million and NOK 25 million, respectively. A third-party labor conflict within the service industry reduced the revenues for Ocean Vanguard by NOK 20 million.

Tender Rigs Division.    In 2002, revenues from our Tender Rigs division increased by NOK 176 million, or 19.6%, to NOK 1,076 million up from NOK 900 million in 2001. The increase was primarily attributable to higher average dayrates and utilization of the fleet, 99% compared to 89% in 2001, as well as a full year of operation for the newbuilt semi-tender, West Alliance, which began operating under contract in November 2001. In addition, T7 increased its revenues, since the unit had a full year of operation in 2002, compared to a planned yard stay classification and an upgrade that included a widening of the barge in 2001. For the other units, revenues decreased marginally in 2002 due to the strengthening of the Norwegian kroner versus the U.S. dollar. You should read “Item 4: Information on the Company—Business Overview—Business divisions—Tender Rigs Division” for additional information on the activities of our Tender Rigs division.

Well Services Division.    In 2002, revenues from our Well Services division increased by NOK 123 million, or 16.8%, to NOK 855 million up from NOK 732 million in 2001. The level of activity increased on all the platforms were we operate. The largest increase, NOK 80 million, was achieved under the contract with BP on the Ula, Gyda and Valhall fields. The revenues from the operation on the Veslefrikk field increased by NOK 35 million due to higher drilling activity than in the preceding year. Revenues from the operation on the Statfjord field and within the well services operations increased by NOK 17 million and NOK 12 million, respectively.

Discontinued Activities.    Revenues from Discontinued Activities were zero both in 2002 and 2001.

Operating expenses

In 2002, our total operating expenses increased by NOK 121 million, or 4.3%, to NOK 2,941 million from NOK 2,820 million in 2001, primarily as a result of a general increase in operating expenses for the mobile units, a full year of operation of the newbuilt semi-tender West Alliance, and an overall increased activity within the Well Services division. Personnel expenses increased by NOK 103 million, or 7.6%, to NOK 1,465 million from NOK 1,362 million in 2001. The increase related to an increased activity level within the Tender Rig division and the Well Services division as well as a general increase in salaries and associated expenses, partly offset by the sale of West Delta in 2001. Other operating expenses increased by NOK 31 million, or 3.1%, to NOK 1,025 million from NOK 994 million in 2001. The increase was primarily due to a full year of operation for the newbuilt semi-tender West Alliance, partly offset to the sale of West Delta in 2001. Depreciation expenses decreased by NOK 13 million, or 2.8%, to NOK 451 million from NOK 464 million in 2001, reflecting a lower depreciation due a strengthening of the Norwegian kroner versus the U.S. dollar, the sale of West Delta in 2001 and the sale of Ocean Vanguard in 2002, partly offset by a full year of operation for the newly built semi-tender West Alliance.

Mobile Units Division.    In 2002, operating expenses (excluding depreciation) for units in our Mobile Units division increased by NOK 7 million, or 0.6%, to NOK 1,187 million from NOK 1,180 million in 2001. Our rigs West Alpha, West Epsilon and West Venture undertook short yard-stays during 2002 with a total cost of NOK 52 million. West Alpha was laid up for a period of three months; the cost savings were, however, offset by the mobilization costs for the contract with Shell UK. During the operation in Canada, West Navigator experienced a ten-week halt in operations to perform repairs on the derrick and the marine riser with a total cost of approximately NOK 25 million. The sale of West Delta reduced operating expenses by NOK 65 million compared with last year. Personnel costs increased modestly and were in part offset by higher dayrates for some of the units. Ordinary repair and maintenance costs were slightly lower than the previous year. Depreciation expenses decreased by NOK 31 million, or 8.8%, to NOK 323 million from NOK 354 million in 2001. The decrease was as a result of a strengthened Norwegian kroner versus the U.S. dollar that reduced the book value of our mobile units and, correspondingly, the depreciation expenses as well as the sale of West Delta in 2001.

Tender Rigs Division.    In 2002, operating expenses (excluding depreciation) in the Tender Rigs division increased by NOK 57 million, or 12.2%, to NOK 523 million from NOK 466 million in 2001. The operating expenses of West Alliance increased by NOK 66 million due to a full year of operation. For T-7, the increase was NOK 27 million as the unit in 2001 had a planned yard stay that reduced operating costs. The other units, except for a minor increase for West Pelaut, reduced their operating expenses due to a strong Norwegian kroner versus U.S. dollar. Depreciation expenses increased by NOK 18 million, or 19.6%, to NOK 110 million from NOK 92 million in 2001. A full year of depreciation for West Alliance and depreciation of the upgrade of T-7 increased depreciation by NOK 22 million and NOK 6 million, respectively. For the other units we experienced reduced depreciation due to lower book value following a strong Norwegian kroner versus U.S. dollar.

Well Services Division.    In 2002, operating expenses (excluding depreciation) in our Well Services division increased by NOK 110 million, or 16.6%, to NOK 774 million from NOK 664 million in 2001. The increase, which was due to an increase in the number of employees during the year and an increase in other operating expenses, primarily related to increased activity under the contracts on the Ula, Gyda and Valhall as well as Veslefrikk and Statfjord fields. Depreciation expenses for our Well Services division was NOK 18 million, unchanged from last year.

Discontinued Activities.    In 2002, operating expenses in Discontinued Activities, consisting of expenses related to the Balder litigation, accounted for NOK 6 million compared to NOK 46 million in 2001.

Operating profit

In 2002, our operating profit decreased by NOK 583 million, or 58.5%, to NOK 413 million from NOK 996 million in 2001. The decrease from our Mobile Drilling division was NOK 737 million. West Epsilon reduced the operating profit by NOK 280 million due to lower dayrates on the new contracts and reduced utilization due to yard stay for modifications for the new contract with BP. West Alpha was partly unemployed in 2002 and the unit also achieved lower dayrates, which together reduced the operating profit by NOK 228 million. West Navigator had operational problems during the first quarter of 2002 that increased operating costs and reduced revenues. In the aggregate, our operating profit was reduced by NOK 114 million. West Venture reduced the operating profit by NOK 64 million primarily due to unforeseen costs due to operational problems in the first quarter of the year. Ocean Vanguard decreased operating profit by NOK 58 million due to higher operating costs partly incurred by the sale and a reduced utilization. Our Tender Rig division increased the operating profit by NOK 101 million, or 29.5%, to NOK 443 million from NOK 342 million in 2001. An overall increase in utilization rate to 99% from 89% in 2001 contributed to the increase. A full year of operation for West Alliance increased the operating profit by NOK 102 million. T-7 was modified during the second half of 2001 compared to a full year of operation in 2002 whereby the operating result was improved by NOK 27 million. Our remaining units delivered a stable performance substantially in line with the results in 2001.

Our Well Services division increased its operating profit by NOK 13 million, or 26%, to NOK 63 million from NOK 50 million in 2001, primarily due to more extensive drilling operations on the Veslefrikk field that improved the result by NOK 14 million. For the operations on the other platforms the operating profit was substantially in line with the preceding year. In addition, the operating loss in our Discontinued Activities, which consists of costs related to the Balder litigation, decreased to NOK 6 million in 2002 compared to NOK 46 million in 2001.

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

Other financial items

In 2002, our profit from other financial items increased by NOK 163 million to NOK 27 million from a loss of NOK 136 million in 2001. The increase was due primarily to gains on our U.S. dollar/Norwegian kroner forward currency contracts in 2002. Other financial items also included a foreign exchange currency loss of NOK 56 million. The amount is the accumulated currency loss on a debt denominated in U.S. dollars, which we did not translate during the period from 1995 through 2002. The debt was paid in 2002. Until April 2001, we also recorded a foreign exchange loss on our U.S. dollar-denominated debt. In April 2001, we changed functional currency at the subsidiary which now holds our U.S. dollar-denominated debt. For further information, you should read note 5 to our consolidated financial statements.

Other items

In 2002, we recorded a write-down of West Navigator of NOK 1,313 million as our 50% ownership interest in the drillship at year-end 2002 was booked at NOK 982 million, in accordance with average value estimates from three independent brokers. In 2002, Norway changed the generally accepted accounting standard for impairment of assets. The new accounting standard requires a calculation based on discounted expected future cash flows and an assessment of this amount against the carrying amount of the asset to determine whether a write-down is required or not. The test under the previous accounting standard to determine if an asset was impaired was based on undiscounted cash flows. The new accounting standard was to be implemented no later than 2003 and we decided to implement it in 2002. Other items also consist of the gain on sale of Ocean Vanguard in December of NOK 351 million. In 2001, we recorded a gain of NOK 721 million in connection with the sale of West Delta.

Income taxes

In 2002, our tax expense was NOK 84 million compared to NOK 104 million in 2001. We normally benefit from the Norwegian tax regime for shipowning and offshore companies whereby a major part of our operating profits as well as gain/loss on sale and write-down of assets are not subject to taxes in the foreseeable future. However, we are obliged to pay income taxes on our operations in other jurisdictions and in 2002 we incurred payable taxes of NOK 53 million.

In 2002, the write-down of West Navigator of NOK 1,313 million, as well as the gain on sale of Ocean Vanguard of NOK 351 million, were not included in the calculation of income taxes as these items were not subject to taxation according to the rules of the tax regime for shipowning and offshore companies. This is the main reason for income taxes of NOK 84 million despite the fact that we had a loss before income taxes of NOK 718 million.

Net income (loss)

We reported consolidated net loss of NOK 802 million in 2002, a NOK 1,870 million decrease compared to 2001. The decrease was due to reduced operating profit from our Mobile Units division and the write-down of the book value of West Navigator.

Minority interests

In 2002, minority interests amounted to an income of NOK 1 million, compared to an income of NOK 5 million in 2001, due to the allocation to the minority holders of net expenses from KS Smedvig Production Contracting.

LIQUIDITY AND CAPITAL RESOURCES

We expect to fund capital expenditures, day-to-day cash requirements, required debt repayments and interest payments requirements for 2004 through our cash flow from operations, our U.S.$500 million revolving credit facility described below, additional borrowings, including unsecured commercial paper notes borrowings, sale of assets, additional funds raised in the capital markets or a combination of these sources.

Cash Flow

	Year Ended December 31,
	2001	2002	2003
	(NOK in millions)
Net cash flow provided by operating activities	1,029	645	271
Net cash provided by (used in) investing activities	32	101	(472)
Net cash provided by (used in) financing activities	(1,242)	(999)	610
Effect on cash and cash equivalents of changes in foreign exchange rates	66	(79)	(14)
Net change in cash and cash equivalents	(115)	(332)	395
Cash and cash equivalents at beginning of year	1,045	930	598
Cash and cash equivalents at end of year	930	598	993

Net cash provided by our operating activities decreased to NOK 271 million in 2003 from NOK 645 million in 2002, primarily due to the payment related to the ruling in the Balder litigation.

Net cash used in our investing activities in 2003 was NOK 472 million, compared to NOK 101 million provided in 2002. Our capital expenditures in 2003 increased to NOK 512 million from NOK 354 million in 2002 primarily due to the building of a new tender, T-9, for which we used NOK 302 million in 2003. In 2003, we upgraded our mobile units which utilized cash of NOK 21 million. We also upgraded the tender rigs West Pelaut and T-4 for NOK 120 million and NOK 20 million. Proceeds from the sale of fixed assets totaled NOK 6 million, down from NOK 494 million in 2002 when we disposed of our mobile unit, Ocean Vanguard. You should read “Item 4: Information on the Company—Business Overview—Business divisions—Mobile Units Division” for additional information on the disposal of our rig in 2002.

Net cash provided in our financing activities amounted to NOK 610 million in 2003, compared to NOK 999 million used in financing activities in 2002. In 2003, we repaid NOK 315 million of our long-term debt and we borrowed NOK 1,025 million, compared to repaying NOK 873 million in 2002. The cash provided by long-term debt was primarily used to pay Esso due to the ruling in the Balder litigation. As of December 31, 2003, we had cash, cash equivalents and short-term investments of NOK 993 million compared to NOK 598 million at December 31, 2002, and our long-term interest bearing debt was NOK 3,353 million compared to NOK 2,805 million at December 31, 2002.

Long-term interest bearing debt at December 31, 2003 is payable as follows:

Year	(NOK in millions)
2004	71
2005	—
2006	511
2007	535
2008	2,236

Total	3,353

Our principal funding requirements are for capital expenditures. Our estimated capital expenditures scheduled for the year ending December 31, 2004, are approximately NOK 600 million. A significant portion of such expenditures, NOK 400 million, consists of payments for T-9, our newbuilding project, which are expected to be covered mainly by our U.S.$500 million revolving credit facility described below and minor upgrades of West Alpha, West Navigator and West Venture. We also plan to invest approximately NOK 30 million in new well services equipment. In addition, we expect to spend approximately NOK 230 million on long-term maintenance in 2004.

From time to time we also review possible acquisitions of or investments in businesses, drilling units and other assets, and may in the future make capital commitments for such purposes. Any such acquisition could involve the payment of substantial amounts of cash from cash flows from operations, the issuance of additional equity or the incurrence of additional indebtedness.

Financing Activities

On May 10, 2001, we entered into a secured U.S.$600 million reducing and revolving credit loan facility (RRCF) agreement (later reduced to U.S.$500 million as described below). The facility had a maximum limit of U.S.$496 million at December 31, 2003. U.S.$419 million and U.S.$314 million were drawn down at December 31, 2003 and 2002, respectively. As at June 1, 2004, we had drawn down U.S.$344 million under the facility. Our RRCF has a final maturity date five years after the date of the agreement and provides for repayments or facility reductions in quarterly installments or reductions, followed by a balloon repayment or reduction of the balance on the final maturity date.

On February 15, 2002, we entered into the First Supplemental Agreement to the RRCF agreement, which amended the definition of permitted encumbrances under the facility to give us greater flexibility in providing assets as security. On May 9, 2003, we entered into the Second Supplemental Agreement, which provided for an increase in the ratio of total liabilities to EBITDA required to be maintained and an increase of the applicable interest rate margin if our total liabilities to EBITDA (as used in the RRCF) ratio exceeded a certain threshold. It also amended the RRCF’s schedule on reductions of commitments to provide for the postponement of two quarterly commitment reductions for the quarters ended November 15, 2002 and February 15, 2003. Certain other minor adjustments were made to the terms of the facility. On June 26, 2003, we entered into a Third Supplemental Agreement to the RRCF, which, among other things, reduced the total commitments under the RRCF to U.S.$500,000,000 and amended certain terms relation to mandatory prepayments, interest rates, dividend and share buyback payments. Both the Second and Third Amendments permit the borrower under the RRCF to merge with another Smedvig entity, as well as providing for certain of Smedvig’s assets, including West Epsilon and West Venture, to be mortgaged or pledged. Following these amendments, our RRCF bears interest at LIBOR plus 1.15% to 1.70% per annum. The margin will decrease to 1% per annum with effect from the date on which and for as long as we are rated at least investment grade by two leading international credit rating agencies, one of which is either Standard & Poor’s or Moody’s. Currently, we are not investment grade-rated and we do not expect to be rated as such in the near future. Our RRCF contains certain financial and other covenants, including covenants requiring us to maintain:

•	a minimum value of adjusted assets to total liabilities (including, total long-term liabilities certain lease and charter line payments, guarantees, indemnities and certain committed capital expenditures): 1.5:1;

•	a minimum fair market value of mortgaged units to the applicable commitment amount: 1.65:1;

•	a minimum liquidity balance (cash and cash equivalents) of U.S.$50 million;

•	the ratio of our funded debt (debt less cash and cash equivalents over U.S.$50 million) to EBITDA: 5.0:1 until April 15, 2005 and for the rest of the loan period: 4.5:1. We may not declare or pay dividends or repurchase our stock in respect of any year in excess of the lower of 50% of EBITDA less net interest expenses or the aggregate of NOK 1.50 per outstanding share for such year. Dividend payments or repurchases of our stock for amounts greater than NOK 1.50 per share for the years 2004 and 2005 will reduce the commitment correspondingly; and

•	minimum EBITDA to interest expenses: 2.5:1.

We may not merge unless we will be the surviving entity, remain bound by the terms of the RRCF and such merger would not reasonably be expected to adversely affect our ability to comply with the financial covenants under the RRCF. Furthermore, unless the lenders consent to such acquisition, any person other than the Smedvig family obtaining greater than 50% of our voting capital constitutes a default under the RRCF.

The RRCF contains other terms that may limit our ability to obtain certain types of financing. Such terms include the requirement that all indebtedness secured by certain assets granted as security under the RRCF be subordinated in right of payment to amounts owned under the RRCF and a general negative pledge over the assets of Smedvig Rig AS and its subsidiaries, subject to certain exceptions.

At December 31, 2003, we had NOK 480 million in bonds issued in 2001 and 2003. The NOK 230 million tranche issued in 2001 has a five-year maturity and interest at three-month NIBOR plus 2%. The NOK 250 million tranche issued in 2003 has a five-year maturity. NOK 150 million of this tranche has a floating interest rate at three-month NIBOR plus 2.75%, while NOK 100 million, has a fixed interest rate of 7.5%.

Our bonds contain certain covenants, based on our Norwegian GAAP financial statements, requiring us to maintain:

•	an adjusted shareholders’ equity equal to or greater than U.S.$300 million; and

•	an adjusted shareholders’ equity equivalent to a minimum of 40% of our total liabilities. For these purposes, the term “adjusted shareholders’ equity” means the adjusted value of our total consolidated assets less total consolidated liabilities with the addition or subtraction of the difference between market value and book value of our rigs and offshore vessels.

We were in compliance with our debt covenants at December 31, 2003.

At December 31, 2003, we had NOK 200 million outstanding in commercial paper. We plan to renew these securities at market rates as they mature. We intend to refinance our unsecured commercial paper notes with cash from operations and new issuances of short-term commercial paper notes.

At December 31, 2003, our existing cash balances and our available credit facilities were NOK 1,632 million, consisting of NOK 515 million from our RRCF, NOK 181 million, which had not been drawn down from our NOK 200 million short-term credit facility, and NOK 996 million of existing cash.

WORKING CAPITAL

Working capital (current assets less current liabilities) was NOK 858 million as at December 31, 2003, NOK 608 million as at December 31, 2002 and NOK 905 million as at December 31, 2001. We believe that, taking into consideration our existing cash balances and our available credit facilities (described above) and access to capital markets, we have sufficient liquidity and working capital to meet our foreseeable present and future requirements.

Future acquisitions or investments, a material decrease in our cash flow from operations or inability to issue short-term commercial paper notes are circumstances which could affect our liquidity and working capital as well as impact our ability to comply with our covenants under our credit facilities and other debt instruments.

CONTRACTUAL OBLIGATIONS

The following summarizes our principal contractual obligations at December 31, 2003.

	Payment due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual payment obligations(1)
Long-term debt	NOK 3,353	NOK 71	NOK 1,046	NOK 2,236	—
Operating leases	84	16	50	18	—
Capital (finance) lease obligations	—	—	—	—	—
Purchase obligations	350	350	—	—	—
Other long-term liabilities	172	—	—	—	172

Total	3,959	437	1,096	2,254	172

(1)	The table does not include planned, but not committed, contractual obligations in respect of capital expenditure amounting to approximately NOK 500 million, payments of which are budgeted to be due by December 31, 2004.

As at December 31, 2003, we had issued guarantees in favor of third parties amounting to NOK 412 million. The majority of the guarantees are limited to performance guarantees issued to our customers.

Long-term debt comprises borrowings with an original maturity of greater than one year. It is expected that all contractual commitments be funded from future operating cash flows. It is expected that we will need to refinance our revolving credit facility when the final installment reaches maturity in the second quarter of 2008. For a description of our revolving credit facility, see “Item 5: Operating Results and Financial Review and Prospects—Operating Results—Liquidity and Capital Resources—Financing Activities”.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

OTHER ISSUES

Critical accounting policies

Our significant accounting policies are discussed in note 1 to the consolidated financial statements. These policies, along with the underlying assumptions and judgments made by our management in their application, have a significant impact on our consolidated financial statements. We believe that the following accounting policies, applied by us in the preparation of our consolidated financial statements, involve a higher degree of judgment and complexity which in turn could materially affect our financial statements if various assumptions were changed significantly.

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

Revenue recognition.    The substantial majority of our revenues is derived from dayrate based drilling contracts or other service contracts. Revenues are recognized in the period during which the services are rendered and at the rates established in the contracts. Under some contracts, we are entitled to additional payments for exceeding performance targets. When there is uncertainty as to the ultimate realization of such bonus payments, revenue for such additional payments is not recognized until after completion of such program or when an uncertainty is resolved and the bonus becomes due and payable.

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

Under the relevant accounting guidance, the treatment of these translation gains or losses is dependent upon our management’s determination of the functional currency of each subsidiary. The functional currency is determined based on management’s judgment and involves consideration of all relevant economic facts and circumstances affecting the subsidiary. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency but any dependency upon the parent and the nature of the subsidiary’s operations must also be considered.

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

As a result of the significant increase in the activities of our Mobile Units and Tender Rigs divisions conducted in U.S. dollars, which prompted the reorganization of the group and the refinancing of our U.S. dollar credit facility, we adopted the U.S. dollar as the functional currency for the subsidiary which now holds the U.S. dollar debt and a substantial portion of our fixed assets beginning in the second quarter of 2001. Accordingly, the impact of translating the U.S. dollar debt into NOK will no longer be included in our net income, but rather will be reflected as a component of shareholders’ equity.

Pension costs, pension obligations and pension plan assets.    Calculation of pension costs and net pension obligations (the difference between pension obligations and pension plan assets) are made based on a number of estimates and assumptions. Our pension plan benefits are determined based on a combination of years of service and earnings. The pension benefits that are expected to be paid are expensed over the employees’ expected service. We must make many assumptions to measure our annual pension and retiree medical expense, including the interest rate used to determine the present value of liabilities, the expected return on assets, the rate of salary increases, and employee turnover, retirement age and mortality.

Our assumptions reflect our historical experience and management’s best judgment regarding future expectations. Since pension liabilities are measured on a discounted basis, the discount rate is a significant assumption. It is based on interest rates for high-quality, long-term corporate debt at each measurement date. The expected return on pension plan assets is based on our historical experience, our pension plan investment guidelines, and our expectations for long-term rates of return. Our pension plan investment guidelines are established based upon an evaluation of market conditions, tolerance for risk and cash requirements for benefit payments.

Changes in, and deviations from, estimates and assumptions (actuarial gains and losses) affect fair value of net pension liabilities, but are not recorded in our financial statements unless the accumulated effect of such changes and deviations exceed 10% of the higher of our pension benefit obligations and our pension plan assets at the beginning of the year. An amount in excess of 10% is recognized in the profit and loss statement over the estimated average remaining service period. As of December 31, 2002, we had unrecognized actuarial gains of NOK 39 million, which have decreased during 2003 to actuarial losses of NOK 26 million as of December 31, 2003. The actuarial losses relate to our Norwegian defined benefit plans and were approximately 19% of our pension benefit obligations as of December 31, 2003.

The increase in actuarial losses was mainly due to the reduction in our rate for expected annual early retirement as of December 31, 2003. As of December 31, 2003, we experienced a lower than estimated actual return on plan assets due to the reduction in share prices in the period 1999 to 2002, which was partially offset by a higher than estimated return in 2003. Our key assumptions for our Norwegian defined benefit plans, which constitute the major part of our pension plans, are evaluated each year. In 2003, we reduced our annual rate of compensation increase from 4.0% to 3.5% as of December 31, 2003. As of December 31, 2003, our assumptions were: 6.0% discount rate, 7.0% expected annual return on plan assets, 3.5% annual rate of compensation increase, 3.0% expected annual increase in the social security base amount, 3.0% annual adjustments to pensions and a 16-year estimated average remaining service period. Changes in these assumptions, as well as deviations from these assumptions and other actuarial assumptions, may affect the estimated net present value of our net pension obligations, actuarial gains and losses and future years pension expenses.

The table below shows an estimate of the potential effects of a one percentage point change in our key assumptions for our defined benefit plans. As of December 31, 2003, we estimate our pension expense for 2004 for our defined benefit plans to be approximately NOK 66 million. Such expenses were NOK 68 million of our total pension expenses of NOK 68 million in 2003.

The following estimates and our estimated pension expense for 2004 are based amounts and conditions as of December 31, 2003. Actual results may deviate from these estimates.

	Discount rate		Compensation rate		Social Security base amount		Annual adjustment to pensions
	+1%	-1%	+1%	-1%	+1%	-1%	+1%	-1%
	(NOK in millions)
Changes in pension:
Liabilities	(23)	20	15	(18)	(13)	10	12	(7)
Unrecognized actuarial losses	(59)	62	47	(44)	(28)	31	38	(40)
Expenses due to amortization of actuarial losses	(8)	4	3	(7)	(6)	2	3	(7)
Net periodic benefit cost including effect due to amortization of actuarial losses (as shown above)	(23)	20	15	(18)	(13)	10	12	(7)

Valuation Allowance for deferred tax assets and tax exposure items.    Significant judgement is required in determining our allowance for deferred tax assets and in evaluating our tax positions. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and that we may not succeed in utilizing them. We adjust these reserves, in light of changing facts and circumstances, such as the progress of tax audits. We establish valuation allowances for our deferred tax assets when we believe expected future taxable income is not likely to support the use of a deduction or credit in that tax jurisdiction. The factors we consider in making such an assessment include, but are not limited to, past performance and our expectations of future taxable income, issues facing our industry, existing contracts and backlogs and our ability to project future results.

Exposure to currency fluctuations

We are exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of our operations. A substantial portion of our revenues and expenses are denominated in U.S. dollars. We also incur certain expenses in local currencies of the other countries in which we operate, although such expenses, except for those in Norwegian kroner, do not constitute a material portion of our expenses. In general, a weakening of the Norwegian kroner against other currencies in which we conduct operations tends to affect operating income positively, while a strengthening of the Norwegian kroner against such other currencies tends to affect operating income negatively. Our foreign currency risks arise from:

•	the translation of U.S. dollar-denominated debt and other monetary assets and liabilities to Norwegian kroner with the resulting gain or loss recorded as other financial income or expense; however, beginning in April 2001, the translation of the substantial portion of the U.S. dollar debt is recorded as “Foreign exchange translation” in shareholders’ equity;

•	our foreign currency forward contracts which are recorded as other financial income or expense;

•	the impact of fluctuations in exchange rates on the reported amounts of our revenues and expenses which are contracted in foreign currencies (primarily the U.S. dollar); and

•	our net investment in certain foreign subsidiaries, which is recorded as “Foreign exchange translation” in shareholders’ equity.

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

As a result of the significant increase in our Mobile Units and Tender Rigs activities conducted in U.S. dollar, which prompted the reorganization of our structure and the refinancing of our U.S. dollar revolving credit loan, we adopted the U.S. dollar as the functional currency for our subsidiary which now holds our U.S. dollar debt and a substantial portion of our fixed assets beginning in the second quarter of 2001. Accordingly, the impact of the translation of our U.S. dollar debt into Norwegian kroner is no longer included in our net income, but rather will be reflected as a component of our shareholders’ equity. You should read “Item 11: Quantitative and Qualitative Disclosures About Market Risk —Financial Instruments and Risk Management” and note 20 to our consolidated financial statements for additional information on our exposure to currency fluctuations.

Interest rate risk management

We use certain financial instruments, including interest rate swap agreements, to manage our exposure to changes in interest rates. Our management determines the amount and nature of interest rate swap agreements which we utilize based upon an analysis of relevant factors, such as future cash flow forecasts, the amount and nature of our financing activities and prevailing market conditions. The derivatives that we utilize to manage interest rate risk do not qualify as hedges for accounting purposes. You should read “Item 11: Quantitative and Qualitative Disclosures About Market Risk —Financial Instruments and Risk Management” and note 20 to consolidated financial statements for additional information on our interest rate risk management.

Net operating loss tax carry forwards

At December 31, 2003, we had net tax loss carry forwards of NOK 841 million. The loss carry forwards expire in varying amounts between 2008 and 2013. We believe it is probable that such loss carry forwards will be utilized due to our projected levels of taxable income. Norway introduced a new tax scheme for shipowning and offshore companies which came into effect in 1996 for parts of our activities. Operating profit from qualifying activities was not taxed.

Inflation

Inflation has not had a significant impact on our operations and results during the periods presented. The inflation rates in Norway, according to the Norwegian Central Bureau of Statistics, were 3.0%, 1.3% and 2.5% in 2001, 2002 and 2003, respectively.

Reconciliation of Norwegian GAAP to U.S. GAAP

Our consolidated financial statements are prepared in accordance with Norwegian GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of the principal differences see note 30 to the consolidated financial statements. The most significant difference relates to deferred taxes.

Under Norwegian GAAP, we had income tax benefit of NOK 88 million for the year 2003. For the years 2002 and 2001 we recorded income tax expenses of NOK 84 million and NOK 104 million. However, the tax calculation in accordance with U.S. GAAP for 2003 resulted in an income tax expense of NOK 92 million, an income tax benefit of NOK 70 million in 2002 and an income tax expense of NOK 377 million in 2001. The deferred tax liability as of December 31, 2003 calculated in accordance with U.S. GAAP was NOK 712 million compared to a deferred tax asset of NOK 26 million calculated in accordance with Norwegian GAAP. The difference in income taxes and tax liability/asset was due primarily to the non-recognition by us under Norwegian GAAP of any deferred taxes on income generated from our activities that participate in a Norwegian tax scheme for shipowning and offshore companies. However, under U.S. GAAP, a deferred tax liability and related tax charge must be recognized on such income at Norwegian statutory income tax rates, because it is a domestic subsidiary of the group and is not exempt from deferred taxation on unremitted earnings. You should read note 7 to the consolidated financial statements for additional information on our income taxes.

In December 2002, we sold the rig Ocean Vanguard to Diamond Offshore Drilling Ltd. for approximately NOK 500 million. At the time the rig was sold it was under contract to a customer. We leased the unit back from Diamond Offshore Drilling Ltd. in order to fulfill its obligations under the contract. Under Norwegian GAAP, the entire amount of the gain, NOK 351 million, was recognized at the time of the sale. Under U.S. GAAP, only a portion of the gain is recognized at the time of the sale and the remainder is amortized into income ratably over the period of the lease. As a result, NOK 301 million of this gain was recognized under U.S. GAAP in 2003.

New U.S. GAAP accounting standards implemented in 2003

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. We also would record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation would be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flow underlying the obligation. We were required to adopt SFAS 143 on January 1, 2003. The adoption of SFAS 143 had no effect on our financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for the Costs Associated with Exit or Disposal Activities (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity. The provisions of SFAS 146 were required for exit or disposal activities initiated after December 31, 2002. We did not have any restructuring activities during the year ended December 31, 2003 that were accounted for pursuant to SFAS 146.

        In November 2002, the FASB issued No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, and interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation enhances the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation taken. The initial recognition and measurement provisions of the Interpretation were applicable to guarantees issued or modified after December 31, 2002, and the disclosure requirements were effective as of December 31, 2002. We had no guarantees at December 31, 2003 that were required to be recorded at fair value.

In December 2003, the FASB issued FASB Statement No. 132 (revised), Employers’ Disclosures about Pension and Other Postretirement Benefits (SFAS 132). SFAS 132 prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. SFAS 132 retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pensions plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. The disclosures in note 15 of our consolidated financial statements incorporate the requirements of SFAS 132.

Accounting standards issued but not yet adopted

In December 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. We will be required to apply the interpretation to reporting periods ending after March 15, 2004, except for entities considered to be special purpose entities, to which this interpretation applies for reporting periods ending after December 15, 2003. We had no special purpose entities as of December 31, 2003 and do not believe the impact of any potential variable interest entities in which we have a variable interest will have a material impact on net income (loss) or shareholders’ equity.

We are evaluating the impact of applying FIN 46R but we do not believe we have variable interest entities. At this time, it is anticipated that there would be no effect on our consolidated balance sheet from applying FIN 46R.

In May 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS 150). This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS 150 also requires certain disclosures of financial instruments. For us, the statement became effective for instruments entered into or modified after May 31, 2003, and otherwise will be effective as of January 1, 2004, except for mandatory redeemable financial instruments. For certain mandatorily redeemable financial instruments, SFAS 150 will be effective for us on January 1, 2005. The effective date has been deferred indefinitely for certain types of mandatory redeemable securities. We currently do not have any financial instruments that are within the scope of this Statement.

TREND INFORMATION

You should read “Item 4: Information on the Company—Industry” for information about trends in the offshore drilling and oil services industry reasonably likely to have a material effect on our financial condition.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Our directors and principal executive officers at May 1, 2004, were:

Name	Age	Position	Date first elected or appointed director or executive officer	Date of next reappointment of directors by shareholders(1)
Peter T. Smedvig	57	Chairman of board of directors	1989	April 29, 2005
Raymond De Smedt	65	Director	1994	April 24, 2006
Siri B. Hatlen	47	Director	2001	April 29, 2005
J. Larry Nichols	61	Director	1996	April 24, 2006
Andrew C. Salvesen	57	Director	1990	April 24, 2006
Kjell E. Jacobsen	47	Chief executive officer	1991
Stein Diesen	58	Managing director, Mobile Units Division	1989
Alf Ragnar Løvdal	47	Managing director, Well Services Division	1987
Ståle Rød	53	Managing director, Tender Rigs Division	1989
Alf C. Thorkildsen	47	Chief financial officer	2002

(1)	Date when director will seek reappointment in the normal course.

Peter T. Smedvig has served as chairman of our board of directors since 1989 and as chairman of the board of the private Smedvig companies since 1977. In connection with the private Smedvig companies’ venture capital activity, he serves as non-executive director of Deltex Medical Group Plc, a company listed on AIM (LSE). In 1986 and 1987, Mr. Smedvig served as president of the Norwegian Shipowners Association. Mr. Smedvig was introduced to the oil and gas industry through his internships with Petrofina in 1971 and Elf Aquitaine in 1972 to 1973. Mr. Smedvig earned a Bachelor of Arts degree from the University of Newcastle upon Tyne in 1970 and a Master of Business Administration degree from the Wharton School of Finance and Commerce, University of Pennsylvania, in 1972.

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

Siri B. Hatlen has been a director of Smedvig since 2001. She has 15 years of experience in the oil and gas industry, mainly within project management and worked for Statoil from 1984 to 1995. From 1995 she has been acting chief executive officer responsible for turnaround processes in various companies. She is chairman of the board of Helse Øst, RHF, SIVA and Statens Lånekasse and serves as Director of various boards such as Kongsberg Gruppen, Interconsult ASA, Blom ASA, ECO Vannkraft AS, Mesta AS and NTNU. Mrs. Hatlen graduated from the Norwegian Technical Institute in process engineering/operations research in 1980 and earned a Master of Business Administration from INSEAD, Fontainebleau in 1991.

J. Larry Nichols has been a director of Smedvig since 1996. He is chairman and chief executive officer of Denvon Energy Corporation, a public U.S. oil and gas exploration and production company listed on the American Stock Exchange. Mr. Nichols co-founded Devon in 1971. Mr. Nichols serves on the board of directors of Baker Hughes Incorporated and he holds a geology degree from Princeton University and a law degree from the University of Michigan. He served as law clerk to Mr. Chief Justice Earl Warren and Mr. Justice Tom Clark of the U.S. Supreme Court.

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

Kjell E. Jacobsen is chief executive officer of Smedvig. After having served as acting chief executive officer since the end of 2001, Mr. Jacobsen was appointed chief executive officer in June, 2002. He has been managing director of Smedvig Offshore AS, the principal operating subsidiary for the Mobile Units division and Well Services division. He joined Smedvig in 1991. Previously, he worked for Statoil from 1981 to 1986 and Citibank in Oslo and London from 1986 to 1991. Mr. Jacobsen graduated from the Norwegian Naval Academy in 1976 and from the Norwegian School of Economics and Business Administration in 1981.

Alf C. Thorkildsen is chief financial officer of Smedvig. Mr. Thorkildsen joined Smedvig in February 2002. Prior to joining Smedvig, he worked for more than 20 years at Shell in various senior positions, most recently as treasurer and controller of the Global EP business. Mr. Thorkildsen has a degree in economics from the Norwegian School of Business Administration and a Master of Business Administration from Arizona State University in 1980.

Stein Diesen is managing director of the Mobile Units division. Mr. Diesen joined Smedvig in 1989 and has held various senior positions including project manager for the construction of the West Venture drilling rig. Prior to joining Smedvig, Mr. Diesen worked for 12 years at Statoil in various positions within project management and operations. Mr. Diesen earned a degree in electrical engineering and a degree in business administration from the Norwegian School of Business Administration in 1974.

Alf Ragnar Løvdal is managing director of the Well Services division. Mr. Løvdal joined Smedvig in 1987 and served as quality and safety manager from 1989 to 1992. From 1992 to 2002, he served in various managerial positions including general manager operations for the Mobile Units and Well Services divisions. Prior to starting at Smedvig, Mr. Løvdal held various positions within different oil service companies, including five years of offshore field experience with Schlumberger. Mr. Løvdal graduated as a mechanical engineer from Horten Engineering Academy in Norway in 1980.

Ståle Rød is managing director of the Tender Rig division. Mr. Rød joined Smedvig in 1981. From 1987 to 1996, Mr. Rød held various executive positions as general manager, chief operating officer and chief financial officer. From 1996, he has been serving as managing director of the Tender Rig division, only interrupted by a short period, from 1998 to 1999, during which he served as interim chief executive officer. Mr. Rød earned a degree in engineering and a degree in economics from the Norwegian School of Business Administration. He received a Master of Business Administration from the University of Wisconsin in 1980.

COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid by our subsidiaries and ourselves for the year ended December 31, 2003 to all our directors, members of our administrative, supervisory or management bodies and principal executive officers as a group (10 persons in 2003) was approximately NOK 12 million. For the year ended December 31, 2003, the chief executive officer was paid approximately NOK 2.3 million in remuneration. The chief executive officer was granted 70,000 options in 2003. Pursuant to his employment agreement he will receive compensation corresponding to 24 months’ salary, if the board of directors decides to end his employment with us.

In 2003 we set aside a total amount of approximately NOK 0.8 million for pension benefits for our directors and officers.

BOARD PRACTICES

You should read the table above under “Directors and Senior Management” for the period during which each executive officer and director has served in that office and for the date of expiration of the current term of office.

Directors have no other service agreements with us other than the agreement governing their responsibilities as board members.

We currently do not have any audit or remuneration committee. However, we have announced our intention to set up an audit committee. See “Item 16A: Audit Committee Financial Expert” for additional information relating to our proposed audit committee.

Our primary listing is on the Oslo Stock Exchange. This listing is governed by Norwegian securities legislation. Our American Depositary Shares, which represent our ordinary shares, are listed on the New York Stock Exchange (NYSE). We adhere to requirements applicable in the countries where our shares are listed, and implements corporate governance initiatives deemed beneficial to the company’s development.

For more information on our compliance with the applicable codes, please see www.smedvig.no.

EMPLOYEES

We employed an average of 2,805 people worldwide in fiscal year 2003. The tables below describe the distribution of the average number of employees for the last three fiscal years by geographical area and by divisions.

	In Norway	Outside Norway
Average number of employees during fiscal 2003	1,685	1,120
Average number of employees during fiscal 2002	1,784	1,316
Average number of employees during fiscal 2001	1,755	1,348

	Mobile Units	Tender Rigs	Well Services
Average number of employees during fiscal 2003	899	1,120	786
Average number of employees during fiscal 2002	949	1,316	835
Average number of employees during fiscal 2001	865	1,348	890

Approximately 1,280 of our employees in Norway are represented by unions pursuant to industry-wide collective bargaining arrangements. We consider our employee relations to be good.

We have a strong commitment to health, safety and environment, and had no fatal accidents during 2003.

SHARE OWNERSHIP

The following section sets forth certain information regarding the beneficial ownership and control of the Class A ordinary shares and Class B ordinary shares as of April 30, 2004, by all persons known to us who own, directly or indirectly, more than 5% of our outstanding voting shares and our directors and members of our administrative, supervisory or management bodies.

	Class A Shares		Class B Shares
	Number held	Percent of Class	Number held	Percent of Class
Peter T. Smedvig, chairman	21,708,854	39.461	3,214,562	11.493
Folketrygdfondet	4,118,500	7.486	2,624,100	9.382
Third Avenue Management LLC(1)	3,665,625	6.700
Odin Norden	—	—	4,534,400	16.212
Raymond De Smedt, director	34,000	0.062	11,300	0.040
Siri B. Hatlen, director	—	—	—	—
J. Larry Nichols, director	20,000	0.036	—	—
Andrew C. Salvesen, director	78,400	0.280	—	—
Kjell E. Jacobsen, CEO	8,000	0.015	—	—
Alf C. Thorkildsen, CFO	—	—	—	—
Stein Diesen, managing director	—	—	—	—
Alf Ragnar Løvdal, managing director	—	—	1,000	0.004
Ståle Rød, managing director	8,000	0.015	82,000	0.293

(1)	On February 26, 2004 Third Avenue Management LLC filed a Schedule 13G stating that it held 3,665,625 of our Class A Shares and Class A ADSs, representing 6.7% of the class.

The Smedvig family controls 39.5% of the Class A shares and 11.5% of the Class B shares, corresponding to 30.0% of the total share capital. The family intends to maintain a significant shareholding. Peter T. Smedvig is chairman of the board.

SHARE INCENTIVE PROGRAMS

We currently have different share incentive programs. As of June 23, 2004, a total of 1,910,000 options, which are exercisable for an aggregate of 1,910,000 Class B shares, were outstanding under such plans. They comprised the following numbers of allocated stock options as of June 23, 2004.

	2001(I)	2001(II)	2002 (I)	2002(II)	2003	2004
Class B shares	290,000	80,000	90,000	440,000	565,000	595,000
Subscription price (in NOK)	89.00	51.00	62.00	34.90	29.00	54.00
Expiration	09.30.2004	09.30.2004	09.30.2004	12.31.2005	12.31.2007	12.31.2009

Options allocated under our 2001(I) program have a subscription price of NOK 89.00 and may be exercised until September 30, 2004. One option confers the right to subscribe for one Class B share. These options were allocated to senior management and key employees.

Options allocated under our 2001(II) program have a subscription price of NOK 51.00 and may be exercised until September 30, 2004. One option confers the right to subscribe for one Class B share. These options were allocated to our chief financial officer.

Options allocated under our 2002 (I) program have a subscription price of NOK 62.00 and may be exercised until September 30, 2004. One option confers the right to subscribe for one Class B share. These options were allocated to our chief executive officer.

Options allocated under our 2002 (II) program have a subscription price of NOK 34.90 and may be exercised until December 31, 2005. One option confers the right to subscribe for one Class B share. These options were allocated to senior management and key employees.

Options allocated under our 2003 program have a subscription price of NOK 29.00 and may be exercised until December 31, 2007. One option confers the right to subscribe for one Class B share. These options were allocated to senior management and key employees.

Options allocated under our 2004 program have a subscription price of NOK 54.00 and may be exercised until December 31, 2009. These options were allocated to senior management and key employees.

All options have been allocated free of charge and are tied to the holder’s continued employment with us. The options are not transferable and are redeemable if the holder decides to leave us.

The following table sets forth options held by our directors and officers as of June 23, 2004.

Owner	Number of Options Held
Peter T. Smedvig	—
Raymond De Smedt	—
Siri B. Hatlen	—
Andrew C. Salvesen	—
J. Larry Nichols	—
Kjell E. Jacobsen	350,000
Alf C. Thorkildsen	220,000
Stein Diesen	80,000
Alf R. Løvdal	90,000
Ståle Rød	180,000

With the exception of options under our 2003 program all options are exercisable. You should read note 19 to our consolidated financial statements for additional information on our share incentive program.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Other than as described under “Item 6: Directors, Senior Management and Employees—Share Ownership”, we do not believe that we are directly or indirectly owned or controlled by any major shareholder, by another corporation or by any government. For information regarding shareholders that are the beneficial owners of 5% or more of our voting securities, including their names, the number of shares that they hold and the percentage of outstanding shares by class that they hold, see “Item 6: Directors, Senior Management and Employees—Share Ownership”.

Other than as described below, we do not believe that we have undertaken any material transactions or loans with a related party.

We have signed miscellaneous lease agreements with A/S Veni and Peder Smedvig Capital Ltd. Both companies are wholly owned by the Smedvig family which is the largest shareholder in Smedvig asa. The lease agreements primarily relate to office premises and expire at various dates through 2007. The lease payments to A/S Veni for the years ended December 31, 2001, 2002 and 2003 were NOK 6 million, NOK 7 million and NOK 7 million.

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

In April 1998, we brought a formal claim against Esso before the Stavanger City Court in Norway for unjustified termination and willful breach of the sales contract as well as the operating contract for the vessel. Esso rejected our claim and brought counterclaims totaling more than NOK 4 billion against us, which it subsequently reduced to approximately NOK 2.75 billion. In addition, Esso has claimed legal costs amounting to NOK 320 million, with respect to which we made certain counter-claims.

In July 2003, the Stavanger District Court awarded Esso a compensation of NOK 667 million in connection with this dispute. Both parties decided not to appeal the ruling, but Esso filed a complaint with the Appeal Court concerning the Court’s distribution of the parties’ litigation costs. This complaint was later withdrawn. As a result of the ruling, the Company had to write off a receivable of NOK 175 million related to the Balder FPU and make a payment of NOK 667 million to Esso in 2003.

In September 1997, we initiated arbitration proceedings against Keppel FELS in relation to the building contract for Balder FPU. The purpose of this proceeding was to determine a procedure for enforcing the warranty provisions of the building contract between Smedvig and Keppel FELS.

In January 2004, Smedvig reached a settlement with Keppel FELS. Under this agreement, Smedvig received NOK 174 million in cash. In addition, Smedvig received two options from Keppel FELS, each to have one self-erecting semi-submersible tender rig built at a pre-determined price. The first option was exercised in April, the second option is still outstanding and will expire 30 days prior to the delivery of the first tender rig. The first rig is expected to be completed in the third quarter of 2005.

West Navigator

We and Statoil ASA jointly own the Partnership West Navigator DA, each with a 50% ownership interest. The Partnership owns the deepwater drillship West Navigator. With reference to the agreements between the parties, both parties had reserved their right to seek compensation from the other party for cost overruns related to the construction and outfitting of the drillship. At the end of May 2003, the contractually agreed deadline for both parties to seek compensation for cost overruns expired without either party having made a claim.

West Alpha tax

The Norwegian Tax Authorities have informed us that they are considering a change to the previously accepted tax treatment of our 50% ownership interest in West Alpha. We have estimated that the potential tax effects of such a change would be an additional tax expense of approximately NOK 30 million, all of which would be payable taxes. Although we have been corresponding with the Tax Authorities in this matter, no tax assessment has been presented to us by the Tax Authorities to date. We are of the opinion that it is unlikely that the Tax Authorities have a justified claim, accordingly, no provision has been made for such taxes.

Dividends and dividend policy

As part of our financial strategy we intend to distribute an annual dividend. The dividend for each year will depend on our earnings and financial situation, with growth in net income also providing the basis for an increase in dividend. The dividend for 2003 was increased to NOK 1.25 per share, up from NOK 1.00 in 2002. The RISK amount per January 1, 2003, which applies only to shareholders subject to Norwegian taxation, is NOK 1.02 per share. You should read “Item 3: Key Information—Selected Consolidated Financial Information” for additional information on our dividends.

Our revolving credit facility contains covenants restricting our dividend policy. Dividends paid in 2004 are limited to the lower of the aggregate amount of 50% of consolidated EBITDA less net interest expenses or NOK 1.50 per outstanding share. In 2003 these amounts were NOK 420 million and NOK 122 million, respectively.

SIGNIFICANT CHANGES

None.

ITEM 9:	THE OFFER AND LISTING

The principal trading market for our ordinary shares is the Oslo Stock Exchange, where the Class A shares have been listed since September 1990 under the symbol SME. Our Class B shares have been listed on the Oslo Stock Exchange since August 30, 1996 under the symbol SMEB. Prior to the registered public offering of Class B shares in November 1996, the Class A and Class B shares, in the form of American Depositary Shares (Class A ADSs and Class B ADSs, respectively), were traded in the over-the-counter market in the United States, although trading had been relatively inactive. The Class A and Class B ADSs have been listed on The New York Stock Exchange since November 8, 1996, under the symbols SMVA (for the Class A ADSs) and SMVB (for the Class B ADSs).

The following tables set forth, for the periods indicated, the high and low closing prices on the Oslo Stock Exchange for the Class A and Class B shares and the high and low closing sales prices of ADSs as reported on the New York Stock Exchange composite tape.

	Class A Shares
	Oslo Stock Exchange		New York Stock Exchange
	Price per Class A Share		Price per Class A ADS(2)
	High	Low	High	Low
	NOK	NOK	U.S.$	U.S.$
2002
First Quarter	79.00	58.00	8.30	6.20
Second Quarter	80.00	45.00	9.65	6.20
Third Quarter	53.50	31.00	7.11	4.15
Fourth Quarter	39.50	28.00	5.32	4.00

2003
First Quarter	34.40	28.10	4.90	4.20
Second Quarter	50.00	30.00	6.85	4.26
Third Quarter	56.00	43.30	7.30	6.15
Fourth Quarter	52.00	43.50	7.60	6.60

2004
First Quarter	73.50	50.50	10.50	7.62
Second Quarter (through June 21)	73.50	58.00	10.00	8.60

	Class B Shares
	Oslo Stock Exchange		New York Stock Exchange
	Price per Class B Share		Price per Class B ADS(2)
	High	Low	High	Low
	NOK	NOK	U.S.$	U.S.$
2002
First Quarter	68.00	55.50	7.65	5.65
Second Quarter	67.00	38.20	8.12	5.19
Third Quarter	44.80	25.50	5.97	3.40
Fourth Quarter	34.30	24.30	4.65	3.40

2003
First Quarter	30.00	24.20	4.24	3.30
Second Quarter	42.50	26.40	5.65	3.90
Third Quarter	46.00	37.00	6.00	5.22
Fourth Quarter	43.50	36.50	6.30	5.30

2004
First Quarter	60.50	42.20	8.42	6.20
Second Quarter (through June 21)	60.00	47.30	8.18	6.90

	Class A Shares
	Oslo Stock Exchange		New York Stock Exchange
	Price per Class A Share		Price per Class A ADS(2)
	High	Low	High	Low
	NOK	NOK	U.S.$	U.S.$
1999	55.00	29.00	6.56	3.75
2000	100.00	45.00	11.00	4.53
2001	107.00	59.00	11.81	6.50
2002	80.00	28.00	9.65	4.00
2003	56.00	28.10	7.60	4.20

	Class B Shares
	Oslo Stock Exchange		New York Stock Exchange
	Price per Class B Share		Price per Class B ADS(2)
	High	Low	High	Low
	NOK	NOK	U.S.$	U.S.$
1999	47.00	24.00	5.88	3.13
2000	88.00	41.25	9.50	5.31
2001	95.00	48.00	9.59	5.25
2002	68.00	24.30	8.12	3.40
2003	46.00	24.20	6.30	3.30

	Class A Shares
	Oslo Stock Exchange		New York Stock Exchange
	Price per Class A Share		Price per Class A ADS(2)
	High	Low	High	Low
	NOK	NOK	U.S.$	U.S.$
December 2003	52.00	43.50	7.60	6.73
January 2004	66.25	50.50	9.60	7.62
February 2004	73.50	60.75	10.50	9.00
March 2004	73.25	63.50	10.35	9.30
April 2004	69.25	61.75	9.85	9.08
May 2004	66.00	58.00	9.80	8.60

	Class B Shares
	Oslo Stock Exchange		New York Stock Exchange
	Price per Class B Share		Price per Class B ADS(2)
	High	Low	High	Low
	NOK	NOK	U.S.$	U.S.$
December 2003	42.50	36.50	6.30	5.30
January 2004	53.25	42.20	7.70	6.20
February 2004	60.50	49.60	8.42	6.95
March 2004	60.00	52.25	8.30	8.00
April 2004	56.25	51.00	8.10	7.45
May 2004	53.00	47.30	7.70	6.90

(1)	Each Class A ADS represents one Class A share.

(2)	Each Class B ADS represents one Class B Share.

We have entered into two deposit agreements with Citibank, N.A. as depositary, and the holders from time to time of American Depositary Receipts issued thereunder pursuant to which a separate sponsored American Depositary Receipt facility was made available with respect to each of the Class A shares and the Class B shares.

Based upon information available from the Norwegian share registry, Verdipapirsentralen or VPS, as of June 4, 2004, we had 2,881 holders of record of Class A shares, of which 56 had registered addresses in the United States and held a total of 7,867,585 Class A shares, and 1,372 holders of record of Class B shares, of which 13 had registered addresses in the United States and held a total of 1,650,622 Class B shares. Citibank, N.A., as custodian, is the registered holder for holders of Class A ADSs representing 546,897 Class A shares and the holders of Class B ADSs representing 657,310 Class B shares. According to Citibank’s registry, there was one registered holder of Class A ADSs and there were five registered holders of Class B ADSs. Holders of record of Class A shares and Class B shares having registered addresses in the United States, together with the registered holders of Class A ADSs and Class B ADSs in Citibank’s registry, held an aggregate of approximately 14.3% and 5.9% of the total number of Class A shares and Class B shares outstanding on such date, respectively. The above numbers may not be representative of the actual number of U.S. beneficial holders or the number of Class A shares and Class B shares beneficially held by U.S. persons.

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

Board of directors

        Section 6 of our articles of association provides that our board of directors shall be composed of a minimum of three and a maximum of five members. The members are elected by our shareholders’ meeting to serve for a term of two years, that expires at the conclusion of our annual general meeting of shareholders in the year in which the two-year period ends. The general meeting appoints the chairman of our board. In the event a director retires, is removed or is disqualified as a result of personal bankruptcy prior to the end of his of her period of service, and there is no alternate board member, the remaining directors on our board must arrange for the election at a meeting of our shareholders of a new member of the board of directors for the remainder of the period of service.

There are no requirements for a board member being qualified to serve in such capacity other than a requirement under Norwegian law that at least half of the members of our board of directors must reside in the Kingdom of Norway or another state that is a party to of the European Economic Area Agreement, unless the relevant authorities grant an exemption in an individual case. Section 6 of our articles of association requires a director to retire the year he or she reaches the age of 68.

Our board of directors does not have employee representation. However, our employees are represented on the boards of directors of two subsidiaries of Smedvig asa: Smedvig Offshore AS and AS Smedvig Prodrill. Pursuant to a decision by the governmental entity on employee representation, these subsidiaries are allowed to have boards of directors consisting of the same members. Their boards of directors consist of nine members, four of whom are elected by and from among the employees of Smedvig Offshore AS and AS Smedvig Prodrill, and five of whom are elected by the shareholders of Smedvig asa. The decision of the governmental entity was made on April 27, 2000 and was valid for a period of four years.

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

Under Norwegian law, our directors have no power to vote on their own compensation or that of any member of the board. Our shareholders’ set the remuneration to be received by members of our board of directors, alternate members and observers. Norwegian law also provides that members of our board of directors may not receive any consideration from parties other than us in connection with their services for us. However, a board member who does not participate in our day-to-day management is not precluded from acting as an agent on behalf of a business carried on by such board member and receiving a standard agency fee in such capacity, provided that such member does not also represent us in the transaction.

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

General

Under section 4 of our articles of association, Class B shares do not carry a right to vote at general meetings, except as otherwise set forth under “Voting rights”, below. Otherwise holders of Class B shares have the same rights and privileges as holders of Class A shares.

The annual general meeting of shareholders held on April 26, 2001 resolved to increase the share capital by NOK 705,364,034 by transfer of the share premium reserve to the share capital. The increase in capital resulted in an increase in the par value of the shares from NOK 1.50 to NOK 10.00. The number of shares remained unchanged.

At December 31, 2003, our share capital was NOK 829,840,040 divided between 55,014,004 Class A shares and 27,970,000 Class B shares, with nominal value of NOK 10.00 per share. All our shares are validly issued, fully paid and nonassessable.

The VPS system

Both our Class A shares and our Class B shares are registered with the Norwegian Verdipapirsentralen (the Norwegian Registry of Securities), or the VPS, which was established under Norwegian law in 1986 and is a certificateless securities registry system. In general terms, the VPS is a computerized bookkeeping system operated by an independent institution in which the ownership of, and all transactions related to, Norwegian-listed equity securities must be recorded. Our share register has been transferred to the VPS, and our shares are registered in the VPS.

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

Neither Norwegian law nor our articles of association provides for any quorum requirement in order to hold any general meeting.

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

Voting rights

Holders of our Class A shares (other than us or any of our subsidiaries) are entitled to one vote per share. Holders of our Class B shares may not vote at the general meetings, except as stated below.

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

Under Norwegian law, the amount of any dividend distribution with respect to any fiscal year is limited to our income for that year (determined in accordance with the approved profit and loss account for that year) and other equity, after deduction of:

•	uncovered losses (i.e., losses from a prior year or years that could not be covered because of insufficient distributable equity);

•	the capitalized costs of research and development, goodwill and the net deferred tax benefits reflected in the balance sheet for that year;

•	that part of our profit for the year which, by law or in accordance with our articles of association, must be allocated to undistributable reserve or may not be distributed as a dividend; and

•	the total nominal value of our treasury shares.

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

In accordance with Norwegian law, we may not distribute any dividend if our balance sheet shows that our equity amounts to less than 10% of our total assets without following a creditor notice procedure for a reduction of the share capital. Furthermore, no dividend may be distributed in any circumstance if it exceeds an amount that is compatible with prudent and sound business practice and with due consideration of any loss that may have been incurred, or is expected to be incurred, after the balance sheet date.

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

Effective January 1, 1995, legislation harmonizing laws in Norway with the European Union eliminated restrictions on foreign ownership in Norwegian companies.

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

Obligations upon acquiring certain percentages of our shares

Under Norwegian laws, if any person or group acting in concert acquires shares causing the acquiror’s portion of shares and/or rights to shares reach or exceed one-tenth, one-fifth, one-half, two-thirds or nine-tenths of the share capital or of shares representing an equivalent portion of the voting right in us, the acquiror shall notify the Oslo Stock Exchange of such acquisition.

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

If a shareholder, directly or via subsidiaries, acquires shares representing more than 90% of the total number of issued shares as well as more than 90% of the total voting rights attached to those shares, then the majority shareholder has the right (and each remaining minority shareholder of that company has the right to require the majority shareholder) to effect a compulsory acquisition for cash of any shares not already owned by the majority shareholder. Upon effecting the compulsory acquisition, the majority shareholder must offer the minority shareholders a specific price per share. The determination of the price per share will be at the discretion of the majority shareholder. If any minority shareholder does not accept the offered price, such minority shareholder may, within a specified period of not less than two months, request that the price be set by the Norwegian courts. The cost of the court procedure will normally be charged to the account of the majority shareholder, and the courts would have full discretion in determining the consideration due to the minority shareholder as a result of the compulsory acquisition.

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

Furthermore, Smedvig asa may only acquire its own shares if its distributable equity, according to the latest approved balance sheet, exceeds the consideration to be paid for the shares. Own shares may not be acquired in excess of the amount compatible with prudent and sound business practice with due consideration being taken of any loss which may have been incurred after the balance-sheet date or which must be expected to be incurred.

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

At the annual general meeting held on April 27, 2004, the board of directors was authorized to repurchase up to 8,228,000 shares in Smedvig asa. The authorization is valid until June 30, 2005.

MATERIAL CONTRACTS

You should read “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities” for information on our U.S.$500 million revolving credit facility.

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

Dividends paid to the depositary for redistribution to shareholders holding ADSs will at the outset be subject to a withholding tax of 25%. The beneficial owners will in this case have to apply for refund of the excess amount of tax with the Norwegian Directorate of Taxes. The bank(s) acting as depositary will, however, provided it is acting as a licensed custodian operating (a) nominee account(s) in the Norwegian Registry of Securities (the VPS System) with approval from the Norwegian Banking, Insurance and Securities Commission and the Norwegian Directorate of Taxes, be entitled to receive dividends from us for redistribution to ADS holders resident in the United States who are beneficial owners at the treaty withholding rate of 15%.

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

If a shareholder has received a dividend payment from the company and the dividend has not been taken into account as a deduction in the shareholder’s RISK calculation, typically if the shares have been bought in the period between January 1 and the ordinary general meeting, then the dividend will nevertheless reduce the taxable basis. Similarly a shareholder who has suffered a deduction in the calculation of the RISK adjustment for dividend paid to other shareholders, typically if the shares are sold in the period between first January and the ordinary general meeting, such shareholder can require that such dividend be added to the taxable basis.

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

This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	dealers in securities,

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings,

•	tax-exempt organizations,

•	life insurance companies,

•	persons liable for alternative minimum tax,

•	persons that actually or constructively own 10% or more of the voting stock of Smedvig,

•	persons that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the Convention between the United States of America and the Kingdom of Norway for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Property (the Treaty). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. You are a “U.S. holder” if you are a beneficial owner of shares or ADSs and you are:

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

Taxation of dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by Smedvig out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation. If you are a noncorporate U.S. holder, dividends paid to you after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by Smedvig with respect to the shares or ADSs will be qualified dividend income. The Internal Revenue Service has announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day-period beginning 60 days before the ex-dividend date. You must include any Norwegian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

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

DOCUMENTS ON DISPLAY

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. Smedvig’s most recent filings are also available on the internet site maintained by the SEC at www.sec.gov.

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

Foreign currency risk management

Our contract portfolio, forward contracts on currencies and foreign currency options are used to reduce the risk associated, with the future value of income and expenses denominated in foreign currencies and the foreign exchange risk of our assets and liabilities. Our foreign currency risks arise from:

•	the translation of U.S. dollar denominated debt and other monetary assets and liabilities to Norwegian kroner with the resulting gain or loss recorded as other financial income or expense (however, beginning April 2001, the translation of the substantial portion of the U.S. dollar debt is recorded as cumulative translation adjustment in shareholders’ equity);

•	foreign currency forward contracts which are recorded as other financial income or expense;

•	the impact of fluctuations in exchange rates on the reported amounts of our revenues and expenses which are contracted in foreign currencies (primarily the U.S. dollar); and

•	net investment in certain foreign subsidiaries which is recorded as a cumulative translation adjustment in shareholders’ equity.

In 2001, other financial items amounted to a net loss of NOK 136 million of which approximately NOK 154 million is related to a translation loss of long-term debt denominated in U.S. dollars. In 2002, other financial items amounted to a net income of NOK 27 million of which approximately NOK 120 million is related to gains on our forward exchange contracts, partly offset by a loss of NOK 56 million related to a currency loss on a debt denominated in U.S. dollars as well as currency loss on our receivables and bank deposits of approximately NOK 40 million. In 2003, other financial items amounted to a net income of NOK 75 million of which approximately NOK 80 million is related to gains on our forward exchange contracts. In addition, NOK 12 million is reported as our share of income from associated companies. These gains were partly offset by a loss of NOK 15 million related to a currency loss on our receivables and bank deposits. You should read note 5 to our consolidated financial statements for additional information on the currency loss.

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

The extent of the utilization of financial instruments for interest rate risk management is determined by reference to our net debt exposure and our views regarding future interest rates. At December 31, 2003, approximately 28% of our U.S. dollar-denominated interest bearing debt was hedged with interest rate swap agreements that do not qualify for hedge accounting treatment. These contracts expire during the period from 2004 to 2007.

Sensitivity analysis

The analysis below presents the sensitivity of the market or fair value of our financial instruments to selected changes in market rates and prices.

Interest rates sensitivity

Our interest bearing debt totaled U.S.$530 million at December 31, 2003 (corresponding to NOK 3,553 million). NOK 480 million was related to commercial paper and bonds with floating rates in the Norwegian market. Except for NOK 250 million, the other loans are denominated in U.S. dollars and also have floating rates. A change of one percentage point (100 basis points) in the interest rates as of December 31, 2003, would result in a change of approximately NOK 36 million, excluding our swap agreements, in our annual interest expense. If we make the same calculation including the change of fair value of our swap agreements at the end of 2003, interest expenses would change by approximately NOK 15 million. This effect is somewhat moderated by corresponding changes in interest income from our cash deposits and short-term investments.

Exchange rate sensitivity

A significant portion of our revenues is generated in U.S. dollars. We have, therefore, financed most of our assets in U.S. dollars. In addition, virtually all assets are valued in U.S. dollars. A strong U.S. dollar is thus favorable for us.

A 10% change in the Norwegian kroner/U.S. dollar exchange rate for the year ended December 31, 2003, would alter income before income taxes, but excluding change in forward contracts and currency options, for the year by approximately NOK 100 million or NOK 1.22 per share.

Dayrates

We receive dayrates for drilling units in operations. The dayrates are usually fixed during contract periods. As the units over time complete their contracts the average dayrate received by us may change. A U.S.$1,000 change in dayrates for all of our drilling rigs impacts annual revenues by approximately NOK 27 million. Assuming no corresponding change in costs, this would change income before income taxes by NOK 27 million, or NOK 0.33 per share, per year.

Personnel costs

Personnel costs account for approximately 63% of our operating expenses, excluding depreciation. For our mobile units and tender rigs, a pay increase of 1%, to the extent not recoverable through increased revenues, would reduce the operating profit by roughly NOK 14 million per year, which corresponds to NOK 0.17 per share.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15:	CONTROLS AND PROCEDURES

As of December 31, 2003, an evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on that evaluation our management, including the chief executive officer and the chief financial officer, concluded that our disclosure controls and procedures were effective as of December 31, 2003 at the reasonable assurance level. There has been no change in our internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT

While the entire board of directors in 2003 served as audit committee, the company expects to establish an audit committee by June 2005. The Board has not determined that any of its members is an audit committee financial expert within the meaning of Item 16A of Form 20-F. The board of directors intends to provide for an audit committee financial expert in connection with the establishment of the formal audit committee.

ITEM 16B:	CODE OF ETHICS

On March 18, 2003, our board of directors adopted our Code of Ethics, which is applicable to our chief executive officer, chief financial officer, business division managing directors and corporate controller. The Code of Ethics meets the standards required for a “Code of Ethics” within the meaning of Item 16B of Form 20-F. In addition, we maintain certain policies and procedures outlined in our management system, which applies to all Smedvig employees, as well as the officers covered by the Code of Ethics. The Code of Ethics is available on our website at www.smedvig.com.

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides an overview of the fees billed by KPMG AS, our independent auditors in respect of 2002 and 2003, for professional services performed in respect of 2002 and 2003, respectively.

	Year ended December 31,
	2002	2003
	(NOK in millions)
Audit Fees	2.19	2.38
Audit-Related Fees	0.37	0.09
Tax Fees	0.93	0.86
All Other Fees	3.33	0.06
Total	6.82	3.39

Audit services. The following services were billed under the category “audit services”: audit of financial statements, reviews of quarterly reports, including the formulation of audit opinions and reports, domestic and international statutory audits, tax services necessary for compliance with generally accepted auditing principles, and support in the preparation and auditing of the documents to be filed. Audit services also included the auditing of information systems and processes and tests which serve to promote understanding and reliability of systems and internal corporate controls, as well as advice on accounting and reporting issues.

Audit-related services. Audit-related services mainly consisted of services normally performed by the independent accountant in connection with the auditing of the annual financial statements. Such services included advice on issues of accounting and reporting which were not classified as audit services, support in the interpretation and implementation of new accounting and reporting standards, information systems audits, regulatory reporting audits and auditing of employee benefit plans.

Tax services. Tax services primarily consisted of services relating to the review of tax compliance and tax advice, mainly outside Norway.

Other services. Other services consisted of services unrelated to the audits of our financial statements, such as consultation regarding regulatory reporting and training sessions.

Audit Committee’s pre-approval policies and procedures. As of June 1, 2004, we have not established an audit committee; therefore, our board of directors is responsible, among other things, for the oversight of our independent auditors. Our board of directors nominates and engages our independent auditors to audit our financial statements. In 2003 our board of directors also adopted a policy requiring management to obtain the board of directors’ approval before engaging our independent auditors to provide any other audit or permitted non-audit services to our subsidiaries or ourselves. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the board of directors pre-approves annually a catalog of specific audit and non-audit services in the categories audit services, audit-related services and tax services to be performed by our independent auditors. Services falling outside this scope are approved on a case-by-case basis.

All services performed by the independent accountants were subject to the pre-approval policies and approved in advance, either specifically or generally.

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17:	FINANCIAL STATEMENTS

Not applicable.

ITEM 18:	FINANCIAL STATEMENTS

You should read pages F-1 through F-38 incorporated in this annual report by reference.

ITEM 19:	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit 1. Articles of association for Smedvig asa*

Exhibit 4.1 Secured U.S.$600 million Reducing and Revolving Credit Loan Facility Agreement, dated May 10, 2001, between Smedvig Rig AS and a group of banks for which Nordea Bank Norge ASA (formerly known as Christiania Bank og Kreditkasse ASA), Citibank N.A., Den norske Bank ASA and Skandinaviska Enskilda Banken AB (Publ.) acted as Joint Arrangers*

Exhibit 4.2 First Supplemental Agreement, dated February 15, 2002, to the U.S.$600 million Reducing and Revolving

Credit Loan Facility, dated May 10, 2001, between Smedvig Rig AS and a group of banks for which Nordea Bank Norge ASA (formerly known as Christiania Bank og Kreditkasse ASA), Citibank N.A., Den norske Bank ASA and Skandinaviska Enskilda Banken AB (Publ.) acted as Joint Arrangers**

Exhibit 4.3 Second Supplemental Agreement, dated May 9, 2003, to the U.S.$600 million Reducing and Revolving Credit Loan Facility, dated May 10, 2001, between Smedvig Rig AS and a group of banks for which Nordea Bank Norge ASA (formerly known as Christiania Bank og Kreditkasse ASA), Citibank N.A., Den norske Bank ASA and Skandinaviska Enskilda Banken AB (Publ.) acted as Joint Arrangers**

Exhibit 4.4. Third Supplemental Agreement, dated June 26, 2003, to the U.S.$500 million Reducing and Revolving Credit Loan Facility, dated May 10, 2001, between Smedvig Rig AS and a group of banks for which Nordea Bank Norge ASA (formerly known as Christiania Bank og Kreditkasse ASA), Citibank N.A., Den norske Bank ASA and Skandinaviska Enskilda Banken AB (Publ.) acted as Joint Arrangers†

Exhibit 4.5 Employment contract between Kjell E. Jacobson and Smedvig asa, dated June 24, 2002**

Exhibit 8. Subsidiaries

Exhibit 12. Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 13. Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000.

**	Incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2002.

† Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report hereby on its behalf.

SMEDVIG ASA (Registrant)

By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen Chief Financial Officer

Date: June 25, 2004

SMEDVIG asa AND SUBSIDIARIES

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

The Board of Directors

Smedvig asa

We have audited the consolidated balance sheets of Smedvig asa and subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Norway and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Smedvig asa and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with generally accepted accounting principles in Norway.

Accounting principles generally accepted in Norway vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the Consolidated Financial Statements.

KPMG AS

Stavanger, Norway

March 24, 2004

Aage K. Seldal

State Authorized Public Accountant

SMEDVIG asa AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
		2001	2002	2003	2003
		(NOK)	(NOK)	(NOK)	(U.S.$ Note 1) (unaudited)
		(millions, except per share data)
Revenues	(Note 3)	3,816	3,354	3,037	456

Operating expenses
Personnel expenses	(Note 4)	(1,362)	(1,465)	(1,347)	(202)
Other operating expenses		(994)	(1,025)	(799)	(120)
Depreciation	(Note 8)	(464)	(451)	(361)	(54)

Total operating expenses		(2,820)	(2,941)	(2,507)	(376)

Operating profit		996	413	530	80

Financial income and expenses
Interest income		62	28	15	2
Interest expenses	(Note 16,17)	(471)	(224)	(128)	(19)
Other financial items	(Note 5)	(136)	27	75	11

Net financial items		(545)	(169)	(38)	(6)

Other items
Other items	(Note 6)	—	(1,313)	(668)	(100)
Gains on sale of assets	(Note 6)	721	351	—	—

Total other items		721	(962)	(668)	(100)

Income (loss) before income taxes		1,172	(718)	(176)	(26)

Income tax benefit (expense)	(Note 7)	(104)	(84)	88	13

Net income (loss)		1,068	(802)	(88)	(13)

Minority share of net loss (income)		5	1	30	5
Earnings per share	(Note 9)	12.97	(9.74)	(0.71)	(0.11)
Diluted earnings per share	(Note 9)	12.96	(9.74)	(0.71)	(0.11)

The accompanying notes form an integral part of these Consolidated Financial Statements.

SMEDVIG asa AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
		2002	2003	2003
		(NOK)	(NOK)	(U.S.$ Note 1) (Unaudited)
		(in millions)
ASSETS
Long-term assets
Deferred taxes	(Note 7)	—	26	4
Mobile units and tender rigs	(Note 8)	5,283	5,213	782
Other tangible assets	(Note 8)	295	297	45
Financial fixed assets	(Note 10)	253	193	29

Total long-term assets		5,831	5,729	860

Current assets
Receivables	(Note 11)	1,105	883	132
Short-term investments	(Note 12)	28	—	—
Cash and cash equivalents	(Note 13)	598	993	149

Total current assets		1,731	1,876	281

Total assets		7,562	7,605	1,141

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Paid-in capital	(Note 14)	2,555	2,545	382
Retained earnings	(Note 14)	824	517	77

Total shareholders’ equity		3,379	3,062	459

Provisions
Deferred taxes	(Note 7)	79	—	—
Pensions	(Note 15)	176	172	26

Total provisions		255	172	26

Long-term liabilities
Long-term interest bearing debt	(Note 16)	2,805	3,353	503

Total long-term liabilities		2,805	3,353	503

Current liabilities
Short-term interest bearing debt	(Note 17)	200	200	30
Other short-term liabilities	(Note 18)	923	818	123

Total current liabilities		1,123	1,018	153

Total shareholders’ equity and liabilities		7,562	7,605	1,141

The accompanying notes form an integral part of these Consolidated Financial Statements.

SMEDVIG asa AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2001	2002	2003	2003
	(NOK)	(NOK)	(NOK)	(U.S.$ Note 1) (Unaudited)
	(in millions)
Cash flows from operating activities
Net income (loss)	1,068	(802)	(88)	(13)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	464	451	361	54
Gains on sale of assets	(721)	(330)	—	—
Losses on sales of securities	3	6	—	—
Unrealized foreign exchange loss, long-term debt	(3)	—	—	—
Expenses for periodic overhauls	80	77	62	9
Associated companies	—	(8)	(12)	(2)
Write-down of assets	—	1,313	—	—
Increased pension provisions	—	48	(4)	(1)
Deferred income taxes	67	31	(146)	(22)
Change in assets and liabilities, net of effect of acquisitions:
Accounts receivable	92	(115)	222	33
Income taxes payable	(28)	(3)	(12)	(2)
Accounts payable	34	(2)	(9)	(1)
Other current liabilities	(27)	(21)	(103)	(15)

Net cash provided by operating activities	1,029	645	271	40

Cash flows from investing activities
Capital expenditures on mobile units, tender rigs and drilling equipment inventory and fixtures	(967)	(354)	(512)	(77)
Capital expenditures on long-term maintenance	(114)	(40)	(70)	(10)
Cash collection of long-term receivables	92	(94)	76	11
Proceeds from sale of fixed assets	979	494	6	1
Proceeds from sale and redemption of securities	42	95	28	4

Net cash provided by (used in) investing activities	32	101	(472)	(71)

Cash flows from financing activities
Long-term debt borrowings	4,159	1	1,025	154
Payments of long-term debt	(5,262)	(873)	(315)	(47)
Equity issue	4	—	—	—
Treasury shares	(45)	(4)	(30)	(5)
Minority’s share of cash paid in limited partnership	6	—	11	2
Dividends	(104)	(123)	(81)	(12)

Net cash provided by (used in) financing activities	(1,242)	(999)	610	92

Effect of exchange rate changes on cash and cash equivalents	66	(79)	(14)	(2)

Net increase (decrease) in cash and cash equivalents	(115)	(332)	395	59

Cash and cash equivalents at beginning of year	1,045	930	598	90

Cash and cash equivalents at end of year	930	598	993	149

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

For reporting periods beginning January 1, 2005, the consolidated accounts must be prepared in accordance with International Financial Reporting Standards (IFRS). See note 2 for a discussion of the principal differences between Norwegian GAAP and IFRS that affect the Company.

Solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2003, have been translated from Norwegian kroner (“NOK”) into United States dollars (“U.S.$”) using the December 31, 2003 Noon Buying Rate of the Federal Reserve Bank of New York of U.S.$1.00 = NOK 6.666. This information is unaudited.

Nature of Operation

Smedvig is an offshore drilling contractor that, since 1965, has provided drilling and related services to the oil and gas industry.

In addition to owning and operating mobile drilling rigs, a drillship and tender rigs, Smedvig has contracts for production drilling and maintenance on fixed installations on the Norwegian continental shelf.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Norway and the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant estimates include those required in the valuation of fixed assets, assessment of other contingent liabilities and pension liabilities, the capitalization of cost relating to the upgrade of a mobile unit or tender rig and income taxes. Actual results could differ from those estimates.

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

The equity method of accounting is used for investments in associated companies in which the investment provides the Company with the ability to exercise significant influence over operating and financial policies of the investee company. Such influence is presumed to exist for investments in companies in which the Company’s direct or indirect ownership is between 20 and 50 percent. Under the equity method, the Company’s share of profits and losses of associated companies is included in the consolidated income statement under other financial items. The excess of the investment in those affiliates over the Company’s share of their net assets at the acquisition date was recognized as goodwill.

The cost method of accounting is used for investments in companies in which the Company’s ownership is less than 20 percent.

All material intercompany transactions and internal sales have been eliminated in consolidation.

Reclassification

Certain 2002 and 2001 amounts have been reclassified to conform to 2003 presentation. The reclassification includes an increase in long-term interest bearing debt and corresponding decrease in other long-term liabilities in 2002 and 2001. In 2001, the reclassification includes an increase in the value of Mobile Units and Tender Rigs and a corresponding decrease in current assets (spare parts) representing replacement drilling equipment and fixture specifically required to maintain the Company’s assets.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition

The substantial majority of the Company’s revenues is derived from dayrate based drilling contracts or other service contracts. Revenues are recognized in the period during which the services are rendered, and at the rates established in the contracts.

Under some contracts, Smedvig is entitled to additional payments for exceeding performance targets. As there is uncertainty as to such bonus payments until the drilling program is completed, such additional payments are recognized after completion of such drilling program, or at such time as the uncertainty is resolved.

Drilling contracts occasionally include mobilization fees and/or other fees payable at the start of the contract. In cases where the fee covers a general upgrade of a drilling unit or equipment and it is considered that the upgrade represents a value increase to Smedvig beyond the contract period, the fee is amortized over the contract period whereas the investment is depreciated over the remaining lifetime of the asset. In cases where the payment covers specific upgrades or equipment only of value to the customer, the up-front fees are recognized as revenue on a straight-line basis over the estimated contract period. Related equipment in such cases is depreciated over the contract period.

Occasionally drilling contracts are terminated by the customer against payment of a financial compensation. The compensation is recognized as revenue over the termination period or upon termination if a termination period is not applicable. The termination period is the period where the Company is contractually obligated to refund a portion of the termination fee if the related asset commences on a new contract with another customer.

Repairs and maintenance

Costs for normal repair and maintenance are expensed as other operating expenses when the repairs and maintenance take place. Information on periodic overhauls is described in the section Long-term Maintenance.

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

The balance sheets of subsidiaries with functional currencies other than the Norwegian kroner are translated into Norwegian kroner at the foreign exchange rate at year-end, and the income statements are translated at the average exchange rate prevailing during the year. Differences arising from foreign exchange translation are recorded as a separate component of shareholders’ equity. For subsidiaries using Norwegian kroner as the functional currency, bank deposits, short-term receivables and short- and long-term liabilities denominated in foreign currencies are translated at year-end exchange rates. Any gains or losses resulting from such translation are recognized as financial income or expense.

Newbuilding Projects

Newbuildings are included in fixed assets at their cumulative costs.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capitalized Interest

Interest expenses on borrowings utilized to upgrade and construct newbuildings are capitalized based on accumulated expenditures for the applicable project at the Company’s current rate of borrowing.

Mobile Units, Tender Rigs and Other Tangible Assets

Mobile units, tender rigs and other tangible assets are recorded at historical cost less accumulated depreciation. These assets are depreciated on a straight line basis over the economic life of the assets. The Company’s mobile rigs, drillship and tender rigs are depreciated over 25 years. Drilling equipment and fixtures are depreciated over a period of three to ten years, depending upon their useful life.

Towards the end of a unit’s operating life, the Company may in certain situations decide to upgrade a unit in order to extend the life of the unit or modify it for alternative employment. In such instances, the associated cost is capitalized and depreciated over the new remaining life of the unit.

Impairment of Long Lived Assets

Long-lived assets, such as mobile units and tender rigs, other tangible assets and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated discounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated discounted future cash flows, an impairment charge is recognized by the amount the carrying amount of the asset exceeds its fair value.

Long-term Maintenance

Expenses related to periodic overhauls of mobile units and tender rigs are capitalized as other fixed assets and amortized over the anticipated period between overhauls, which is generally five years.

Accounts Receivable

Accounts receivable are recorded net of an allowance for doubtful accounts, if any.

Short-term Investments

Short-term investments in marketable debt securities are recorded at market value at year-end.

Cash and Bank Deposits

Cash and cash equivalents include highly liquid investments with an original maturity of 90 days or less.

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

Derivative Financial Instruments

The Company’s interest-rate swap agreements, currency options and forward exchange contracts do not qualify for hedge accounting, as they are not designated as hedges of specific assets, liabilities or firm commitments. Consequently, interest-rate swap agreements, forward exchange and currency options contracts are marked to market, with the resulting gain or loss recorded as interest expenses related to the change in the swap agreement and as other financial income or expense related to change in currency options and forward exchange contracts.

Income Taxes

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities. Deferred tax assets and liabilities are based on temporary differences that arise between the book basis and tax basis of assets and liabilities and the future tax benefits of tax loss carry forwards.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets can only be recognized if it is probable that the future benefit will be realized.

The majority of the Company’s mobile units and tender rigs as well as the drillship are taxed according to the Norwegian tax scheme for shipowning and offshore companies. According to the principles of the scheme, no income tax is assessed on the operating results of those companies that qualify and decide to participate in the scheme. Under the scheme, taxation will occur when dividends are paid by companies within the scheme or when a company decides to withdraw from the scheme. A portion of net financial items are subject to ordinary Norwegian taxation. Since Smedvig deems it preferable to stay within the scheme indefinitely, no provision for deferred taxes has been accrued on applicable income. However, provisions for deferred taxes are recognized for temporary differences on taxable net financial items.

The Company aims to distribute a dividend each year. The dividend will primarily be taken from earnings which have been subject to ordinary taxation, from distributable reserves and, if necessary, from earnings under the Norwegian scheme for shipowning and offshore companies. Available funds for distribution that have been subject to taxation are sufficient to cover dividend payments for the immediate future.

Earnings per Share

Earnings per share is computed by dividing net income by the weighted average number of Class A and Class B shares outstanding during the year. Shares issued during the year are weighted for the portion of the year that they were outstanding.

Diluted earnings per share is computed in a manner consistent with that of earnings per share, while giving effect to the potentially dilutive effect of outstanding stock options during the period. Diluted earnings per share does not include the potential effects of outstanding share options in loss years as the effects are anti-dilutive. Note 9 discloses outstanding shares for the years 2003, 2002 and 2001.

Incentive programs

The Company has established incentive plans for senior management. In the case when the exercise price of the share options granted is lower than the market price of the Company’s shares on the date of grant, the difference is recognized as salary expense over the vesting period. National insurance contributions arising from such incentive programs is accrued over the period of the options.

The notes refer to the Group. The numbers are in NOK million unless otherwise stated.

Note 2 — Transition to International Financial Reporting Standards (IFRS)

Impact of conversion on consolidated group financial statements

These financial statements have been prepared in accordance with the Norwegian GAAP. The differences between IFRS and Norwegian GAAP identified to date that could have a significant effect on the consolidated financial statements are summarised below. The summary should not be taken as an exhaustive list of all the differences between IFRS and Norwegian GAAP that could have significant impact on the consolidated financial statements. No attempt has been made to identify all disclosure, presentation or classification differences that could affect the manner in which transactions or events are presented.

The group has not quantified the effects of the differences discussed below. The consolidated financial performance and financial position as disclosed in these financial statements may be significant different if determined in accordance with IFRS.

The Norwegian Accounting Act is under revision. In addition, the Norwegian Accounting Committee (Norsk RegnskapsStiftelse) and IFRS have significant ongoing projects that could affect the differences between IFRS and Norwegian GAAP as described below and the impact of these differences to future consolidated financial statements. The potential impacts on the consolidated financial statements of the adoption of IFRS will depend on the circumstances prevailing on the adoption of IFRS on January 1, 2005.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The major differences between Norwegian GAAP and IFRS identified to date that could have a significant effect on the consolidated financial statements of the Company are as follows:

Dividends

Under Norwegian law, dividends are payable out of retained earnings. The dividend is subjected to approval by the Annual General Meeting following the fiscal year to which the dividend relates. Under Norwegian GAAP, dividends are recorded as a liability when proposed by the Board. Under IFRS, dividends should not be recognized as a liability in the balance sheet before it is approved.

Liabilities

Under Norwegian GAAP, the current portion of long-term debt is classified as long-term liability. Under IFRS, debt should be classified as current or non-current based on whether it is due within one year from the balance sheet date or not.

Provision for pensions

Under Norwegian GAAP, unrecognized actuarial gains and losses from pension obligations, are amortized over the future estimated remaining employment period. When implementing IFRS, unrecognized actuarial gains and losses can be eliminated against equity.

Income taxes

The Company benefits from the Norwegian tax scheme for shipowning companies. As the Company intends to stay within the scheme indefinitely, no provision for deferred taxes has been accrued. As of today the Company is evaluating whether this principle is acceptable according to IFRS. The alternative would be to record deferred tax at nominal value.

IFRS conversion plan

As appears from the above, the Company has recognized only few material differences between Norwegian GAAP and IFRS. The identified differences would be implemented in connection with the IFRS conversion for periods beginning January 1, 2005. The Company’s progress has so far been in accordance with the schedule.

Note 3 — Segment Information

The Company provides drilling and related services to the offshore oil and gas industry. There have not been any intersegment sales. The accounting principles for the segments are the same as for the consolidated accounts.

Geographic segment data

The following presents the Company’s revenues, income and assets by geographic area:

Revenues from unaffiliated customers

	Year ended December 31,
	2001	2002	2003
	(NOK in millions)
Revenues from unaffiliated customers
Norway	2,634	1,866	2,045
Brunei	251	318	338
Thailand	280	328	278
Malaysia	360	399	159
Indonesia	—	—	135
Other	291	443	82

Total	3,816	3,354	3,037

Income (loss) before income taxes
Norway	628	57	270
Brunei	139	142	173
Thailand	66	93	55
Malaysia	130	192	63
Indonesia	—	—	36
Other	33	(71)	(67)

Operating profit	996	413	530
Net financial items	(545)	(169)	(38)
Other items (1)(2)	721	(962)	(668)

Income (loss) before income taxes	1,172	(718)	(176)

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of December 31,
	2001	2002	2003
	(NOK in millions)
Identifiable assets (3)
Norway	5,351	4,502	3,988
Brunei	705	449	876
Thailand	487	492	544
Malaysia	1,254	531	155
Indonesia	—	—	640
Other (4)	3,154	1,588	1,402

Total	10,951	7,562	7,605

(1)	Including a loss on the Balder dispute of NOK 668 million for the year ended December 31, 2003 and gains on sale of assets of NOK 351 million and NOK 721 million for the years ended December 31, 2002 and 2001, respectively.
(2)	Including a write-down of West Navigator amounting to NOK 1,313 million for the year ended December 31, 2002.
(3)	A substantial portion of the Company’s assets are mobile drilling units. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.
(4)	Including West Navigator at NOK 943 million, NOK 982 million and NOK 2,485 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Industry segment data

As of December 31, 2003, the Company operates in the following three segments:

• Mobile Units:	The Company offers services encompassing drilling, completion and maintenance of offshore wells in deep waters and harsh environments. The drilling contracts relate to three semi-submersible rigs, one ultra-large jack-up and one deepwater drillship
• Tender Rigs:	The Company operates a fleet of six self-erecting tender rigs and three semi-submersible tender rigs, which are used for production drilling and well maintenance in Southeast Asia
• Well Services:	The Company performs production drilling and maintenance activities on several fixed installations in the Norwegian sector of the North Sea. The Company also provides wireline services including well maintenance, modification and abandonment.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For accounting purposes only, there is a fourth division, Discontinued Activities.

	Year ended December 31,
	2001	2002	2003
	(NOK in millions)
Revenues from unaffiliated customers
Mobile Units	2,184	1,423	1,287
Tender Rigs	900	1,076	911
Well Services	732	855	838
Discontinued Activities (2)	—	—	1

Total	3,816	3,354	3,037

Depreciation and amortization
Mobile Units	406	367	258
Tender Rigs	120	143	147
Well Services	18	18	18

Total	544	528	423

	Year ended December 31,
	2001	2002	2003
	(NOK in millions)
Income (loss) before income taxes
Mobile Units	650	(87)	129
Tender Rigs	342	443	326
Well Services	50	63	88
Discontinued Activities (1)	(46)	(6)	(681)

Operating profit (loss)	996	413	(138)
Net financial items	(545)	(169)	(38)
Other items (2)	(721)	(962)	—

Income (loss) before income taxes	1,172	(718)	(176)

	Year ended December 31,
	2001	2002	2003
	(NOK in millions)
Operating profit excluding depreciation and amortization
Mobile Units	1,056	280	387
Tender Rigs	458	586	473
Well Services	68	81	106
Discontinued Activities (1)	(46)	(6)	(13)

Total	1,536	941	953

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of December 31,
	2001	2002	2003
	(NOK in millions)
Identifiable assets
Mobile Units	7,300	4,677	4,588
Tender Rigs	3,207	2,497	2,759
Well Services	271	220	258
Discontinued Activities (1)	173	168	—

Total	10,951	7,562	7,605

	As of December 31,
	2001	2002	2003
	(NOK in millions)
Capital expenditures
Mobile Units	116	273	21
Tender Rigs	819	72	451
Well Services	16	9	40

Total	951	354	512

(1)	Expenses related to the Balder FPU litigation are reported under Discontinued Activities. In 2003, the amounts also include a net loss from the Balder matter of NOK 668 million.
(2)	Including a write-down of NOK 1,313 million partly offset by a gain on sale of assets of NOK 351 million in 2002 and a gain on sale of assets of NOK 721 million in 2001.

Note 4 — Personnel Expenses and Remuneration to the Board of Directors and Chief Executive Officer

	Year ended December 31,
	2001	2002	2003
	(NOK in millions)
Specification of personnel expenses
Salaries	1,017	1,126	1,038
National insurance contribution	133	142	129
Pension costs	108	109	85
Other remunerations	104	88	95

Total	1,362	1,465	1,347

Average number of employees	3,103	3,100	2,805

Remuneration to the Board of Directors and Chief Executive Officer

2003
Numbers in NOK
Remuneration expensed in 2003:
Board of Directors	800,000
Chief Executive Officer(1)	2,262,276

The Chairman of the Board, Peter T. Smedvig, who is a Non-Executive Chairman, has not received any remuneration in 2003.

(1)	The Chief Executive Officer has been granted 70,000 options in 2003 which are described in Note 19. Pursuant to his employment agreement he will receive compensation corresponding to 24 months salary if the Board decides to end his employment with the Company.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5 — Other Financial Items

In 2003, other financial items amounted to a net income of NOK 75 million of which approximately NOK 80 million is related to gains on the Company’s forward exchange contracts. In addition, NOK 12 million is reported as the Company’s share of income from the associated company Lisme AS. These gains were partly offset by currency loss on receivables and bank deposits of approximately NOK 15 million.

In 2002, other financial items amounted to a net income of NOK 27 million of which approximately NOK 120 million was related to gains on the Company’s forward exchange contracts, partly offset by a loss of NOK 56 million related to a currency loss on a debt denominated in U.S. dollar as well as a currency loss on receivables and bank deposits of approximately NOK 40 million.

The foreign exchange loss of NOK 56 million, is the accumulated currency loss on a debt denominated in U.S. dollar which the Company did not translate during the period from 1995 through 2002. This debt was paid by the Company in 2002.

If the loss had been recorded each year, the effects in the income statement would have been a reduction of income of NOK 6 million in 2001 and no effect in 2002. The Company, after considering both the qualitative and the quantitative impact of the translation error, has determined the misstatement was not material. Consequently, the misstatement was recorded against the profit and loss statement in 2002.

The Company changed its functional currency from Norwegian kroner to U.S. dollar in April 2001 (see Note 22). The accumulated exchange gain arising in translation of this debt in the period from April 1, 2001 to December 31, 2001 was NOK 28 million, and has been recorded against other equity. In the first quarter of 2001, the Company recorded a loss on translation of long-term U.S. dollar debt of NOK 154 million. The loss was caused by the appreciation of the U.S. dollar/Norwegian kroner exchange rate.

Note 6 — Other Items

On July 30, 2003, Stavanger District Court came to a decision in the dispute between Esso and Smedvig regarding the completion of the Balder production vessel that Smedvig sold to Esso. The Court concluded that Smedvig had to pay a net amount of NOK 485 million plus USD 3.5 million. In addition to these amounts, Smedvig had to pay interest to Esso of approximately NOK 160 million.

The ruling from Stavanger District Court was not appealed, but Esso filed a complaint with the Appeal Court concerning the distribution of the parties’ litigation costs.

In January 2004, Esso and Smedvig agreed to waive all outstanding claims concerning the litigation process. All remaining issues between Esso and Smedvig have been settled without any further payments. At the same time, Smedvig reached a final settlement with Keppel FELS in relation to the building contract for Balder FPU. Under this agreement Smedvig received USD 25 million and maintained the right to seek indemnity from the underwriters of the warranty works insurance.

As a consequence of the Court’s decision, the Company had to write-off a receivable of NOK 175 million, which is included in other items in 2003. The net effect of the Balder dispute was a loss of NOK 668 million.

In 2002, the Company recorded a write-down of West Navigator amounting to NOK 1,313 million as a result of its impairment evaluation to reflect the asset at fair value. Fair value was determined based on the average of fair value estimates obtained from three independent offshore brokers. In 2002, the Company adopted the new Norwegian standard for evaluating impairment of assets. Under this standard, discounted expected future cash flows are compared to the carrying amount of the asset to determine if a write-down is required or not. Under the previous standard, the test was based on undiscounted cash flows. The new standard was not applied retroactively and there was no impact on 2001 as result of adoption.

In 2002 and 2001, the Company sold the mobile units Ocean Vanguard and West Delta, respectively. The sale prices were approximately U.S.$ 69 million and U.S.$ 110 million, resulting in gains of NOK 351 million and NOK 721 million, for the years 2002 and 2001, respectively.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7 — Income Taxes

Allocation of income (loss) before income taxes:

	Year ended December 31,
	2001	2002	2003
	(NOK in millions)
Norway	1,099	(769)	(246)
Outside Norway (1)	73	51	70

Total	1,172	(718)	(176)

(1)	Allocation of income before taxes refers to income not taxable in Norway.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income tax expense (benefit):

	Year ended December 31,
	2001	2002	2003
	(NOK in millions)
Payable tax:
Norway	12	12	21
Outside Norway	25	41	37

Total payable tax	37	53	58
Total deferred income tax expense (benefit) Norway	67	31	(145)
Total deferred income tax benefit outside Norway	—	—	(1)

Total	104	84	(88)

The principal differences between the expected tax expense computed by applying the Norwegian statutory tax rate of 28 percent to income (loss) before income taxes and the actual tax expense are as follows:

	Year ended December 31,
	2001	2002	2003
	(NOK in millions)
“Expected” income taxes	328	(201)	(49)
Foreign tax rate differential	51	27	21
Shipowners’ taxation in Norway	(277)	250	(51)
Income tax provision (reversed provisions)	(14)	—	13
Other	16	8	(22)

Income taxes	104	84	(88)

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consists of the following:

	Year ended December 31,
	2001	2002	2003
	(NOK in millions)
Deferred tax assets:
Tax loss carry forward	138	276	235
Pension liabilities	36	46	45
Provisions	36	25	15

Gross deferred tax assets	210	347	295

Deferred tax liabilities:
Fixed assets	30	14	15
Currency exchange fluctuations	—	353	213
Other	55	59	41

Gross deferred tax liabilities	85	426	269

Net deferred tax assets	125	(79)	26

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2003, the Company’s deferred tax asset of NOK 235 million was derived from a tax loss carry forward of NOK 841 million, that expires in varying amounts primarily between 2008 and 2013. The Company is of the opinion that it is probable that the deferred tax assets will be realized through future profits and the reversal of taxable timing differences.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8 — Mobile Units and Tender Rigs and Other Tangible Assets

	Mobile units and tender rigs	Drilling equipment inventory and fixtures	Long term maintenance	Total other tangible assets
	(NOK in million except percentages)
Original cost January 1, 2003	8,796	362	342	704
Additions	473	39	70	109
Disposals	(3)	(3)	—	(3)

Cost at December 31, 2003	9,266	398	412	810
Currency exchange fluctuations	(218)	—	(5)	(5)
Accumulated depreciation, amortization and write-downs at December 31, 2003	(3,835)	(265)	(243)	(508)

Book value at December 31, 2003	5,213	133	164	297

Depreciation for the year	322	39	—	39
Amortization for the year	—	—	62	62
Percentage depreciation and amortization	4%	10-33%	20%	—

Note 9 — Earnings Per Share

	Net income (loss) adjusted for minority interest	Weighted average shares outstanding	Earnings per share
	(NOK in million except per share data)
2001
Earnings per share	1,073	82,753,475	12.97
Effect of dilution:
Options		82,701

Diluted earnings per share	1,073	82,836,176	12.96
2002
Earnings (loss) per share	(801)	82,253,720	(9.74)
Effect of dilution:
Options		—

Diluted earnings (loss) per share	(801)	82,253,720	(9.74)
2003
Earnings (loss) per share	(58)	81,346,850	(0.71)
Effect of dilution:
Options		—

Diluted earnings (loss) per share	(58)	81,346,850	(0.71)

For the years 2001, 2002 and 2003, 628,500, 1,210,000 and 1,465,000 options were excluded from the computation of diluted earnings per share due to their antidilutive effect.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10 — Financial Fixed Assets

	As of December 31,
	2001	2002	2003
	(NOK in millions)
Long-term receivables:
KS West Alpha	—	84	—
Other long-term receivables	82	60	65
Shares in associated companies:
Lisme AS	90	98	119
Shares in limited partnerships:
KS Difko XLIV	—	10	8
Shares:
Shares in North Norway Drilling Co. AS	1	1	1

Total	173	253	193

Note 11 — Receivables

	As of December 31,
	2001	2002	2003
	(NOK in millions)
Trade receivables	604	580	445
Other receivables	428	525	438

Total	1,032	1,105	883

The trade receivables are primarily from major international oil and gas companies. The Company continually evaluates the credit risk associated with each customer and, when considered necessary, requires certain guarantees. At December 31, 2001, 2002 and 2003 no “Provision for doubtful accounts” was considered necessary.

The following table summarizes revenues from major customers as a percentage of total revenues (revenues in excess of 10 percent for the period):

	At year ended December 31,
	2001	2002	2003
BP	7%	14%	20%
Norsk Hydro	37%	28%	22%
Statoil	26%	14%	23%

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12 — Short-Term Investments

	As of December 31,
	2002				2003
	Book value	Unrealized gains	Unrealized losses	Fair value	Book value	Unrealized gains	Unrealized losses	Fair value
	(NOK in millions)
Debt securities (bonds)	28	—	—	28	—	—	—	—

Other information regarding the short-term investments:

	As of December 31,
	2001	2002	2003
	(NOK in millions)
Purchases	—	—	—
Proceeds from sales	—	40	—
Proceeds from redemptions	42	55	28
Realized gains (losses)	(3)	(6)	—

Realized gains or losses on the sale of securities are determined by reference to the carrying value at the time when the specific security is sold.

Note 13 — Cash and Cash Equivalents

	As of December 31,
	2001	2002	2003
	(NOK in millions)
Cash	915	469	851
Certificates of deposit	15	129	142

Total	930	598	993

Note 14 — Shareholders’ Equity

The Company’s share capital is divided in two share classes, Class A and Class B. The class B shares are in general non-voting, but otherwise carry the same rights and privileges as the holders of Class A shares.

In April 2001, the General Meeting resolved to increase the par value per share from NOK 1.50 to NOK 10.00. This resulted in the conversion of NOK 705 million of share premium reserve into share capital.

Total paid-in capital:

2003
(Numbers in NOK)
Registered share capital	829,840,040
Treasury shares	(17,910,000)
Share premium reserve	1,733,284,947

Balance at December 31, 2003	2,545,214,987

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in the number of Class A shares, Class B shares and share capital are as follows:

	Number of Class A Shares		Number of Class B Shares		Share Capital
Balance at January 1, 2001	55,014,004		27,854,250		124
New share issuance in 2001	—		115,750		1
Par value increase in 2001	—		—		705

Balance at December 31, 2003	55,014,004	(1)	27,970,000	(1)	830

(1)	Includes 700,000 Class A Shares and 1,091,000 Class B Shares held as treasury shares at December 31, 2003.

Treasury shares:

	Number of Class A Shares	Number of Class B Shares	Share Capital
Balance at January 1, 2001	—	—	—
Treasury shares bought 2001	—	700,000	(7)
Treasury shares sold 2001	—	(6,750)	—

Balance at December 31, 2001	—	693,250	(7)
Treasury shares bought 2002	—	100,000	(1)
Treasury shares sold 2002	—	(2,250)	—

Balance at December 31, 2002	—	791,000	(8)
Treasury shares bought 2003	700,000	300,000	(10)

Balance at December 31, 2003	700,000	1,091,000	(18)
Outstanding shares at December 31, 2003	54,314,004	26,879,000	812

In the third quarter of 2001, the Company began acquiring shares of its stock in connection with a stock repurchase program announced in April 2001. That program authorized the Company to purchase up to 8.3 million shares from time to time on the open market or pursuant to negotiated transactions at price levels the Company deems attractive. The Company purchased 0.7 million shares in 2001 and 0.1 million shares in 2002 at an aggregate cost of NOK 49 million. In 2003, the Company purchased 0.7 million Class A Shares and 0.3 million Class B Shares at an aggregate cost of NOK 30 million. The purpose of the share repurchase program is to help the Company achieve its long-term goal of enhancing shareholder value. The treasury shares should also be viewed as part of the Company’s obligations related to the share incentive programs.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in share capital, share premium reserve, minority interests, retained earnings and foreign currency adjustments:

	Share Capital	Share premium reserve	Minority interests	Retained earnings	Foreign currency adjustments	Total shareholders’ equity
	(NOK in millions)
Balance at January 1, 2001	124	2,435	19	1,479	88	4,145
Par value increase	705	(705)	—	—	—	—
Net income	—	—	(5)	1,073	—	1,068
Dividend	—	—	—	(123)	—	(123)
Foreign exchange translation	—	—	—	—	13	13
Equity issue	1	3	—	—	—	4
Treasury shares	(7)	—	—	(38)	—	(45)
Other changes in minority interests	—	—	6	—	—	6

Balance at December 31, 2001	823	1,733	20	2,391	101	5,068

Net loss	—	—	(1)	(801)	—	(802)
Dividend	—	—	—	(81)	—	(81)
Foreign exchange translation (1)	—	—	—	—	(802)	(802)
Treasury shares	(1)	—	—	(3)	—	(4)

Balance at December 31, 2002	822	1,733	19	1,506	(701)	3,379

Net loss	—	—	(30)	(58)	—	(88)
Dividend	—	—	—	(101)	—	(101)
Foreign exchange translation (1)	—	—	—	—	(109)	(109)
Treasury shares	(10)	—	—	(20)	—	(30)
Other changes in minority interests	—	—	11	—	—	11

Balance at December 31, 2003	812	1,733	—	1,327	(810)	3,062

(1)	In April 2001, the Company introduced U.S. dollar as functional currency on consolidated level in the subsidiary Smedvig Rig, see Note 22 for more information. This fact and the strengthening of Norwegian kroner versus U.S. dollar during 2002 and 2003 caused a significant foreign exchange translation difference.

The Company’s 20 largest shareholders at December 31, 2003:

Name	No. of Class A shares	No. of Class B shares	% of total number of shares
Peder Smedvig Capital I as	18,856,098	2,501,374	25.74
Folketrygdfondet	4,118,500	2,624,100	8.13
Odin Norden	—	4,534,400	5.46
Odin Norge	—	3,395,000	4.09
Morgan Stanley & Co. Inc.	2,253,734	629,087	3.47
State Street Bank & Trust Co.	2,331,817	—	2.81
JP Morgan Chase Bank	1,664,834	186,000	2.23
Smedvig asa	700,000	1,091,000	2.16
UBS (Luxembourg) S.A.	1,089,768	272,442	1.64
Citibank NA	442,597	736,860	1.42
Skandinaviska Enskilda	—	1,070,633	1.29
A/S Veni	832,460	208,114	1.25
Nora Smedvig	826,528	206,632	1.25
Investors Bank & Trust	947,700	—	1.14
Verdipapirfondet Avanse Norge	—	879,800	1.06
Third Avenue Intl.	715,400	—	0.86
Verdipapirfondet Pareto	680,000	—	0.82
Mellon Bank	661,756	—	0.80
Nordea Bank Denmark	435,975	174,240	0.74
KLP Forsikring	—	471,300	0.57

Percent of total number of shares	44.05	22.87	66.93

Shares and options owned by the Board, CEO and senior management at December 31, 2003:

	Class A shares	Class B shares	Options
Peter T. Smedvig, Chairman	21,708,854	3,214,564	—
Raymond De Smedt, Director	34,000	11,300	—
Siri B. Hatlen, Director	—	—	—
J. Larry Nichols, Director	20,000	—	—
Andrew C. Salvesen, Director	78,400	—	—
Kjell E. Jacobsen, CEO	8,000	—	280,000
Alf C. Thorkildsen, CFO	—	—	170,000
Stein Diesen, Managing Director	—	—	75,000
Alf Ragnar Løvdal, Managing Director	—	1,000	85,000
Ståle Rød, Managing Director	8,000	82,000	130,000

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 15 — Pension Plans

The Company has a defined benefit pension plan that covers approximately 1,685 employees as of December 31, 2003. A significant part of this plan is covered with a Life Insurance Company, based on a 30 years earning period for the employees.

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

In addition, the Company has a defined contribution plan for some senior employees in Asia. At 2003, the obligation related to the contribution plan was estimated at NOK 12 million and related expenses were NOK 1 million, NOK 1 million and NOK 1 million in 2001, 2002 and 2003, respectively.

The funded status of the plan is as follows:

	As of December 31,
Change in Projected Benefit Obligation (PBO)	2001	2002	2003
	(NOK in millions)
PBO at the start of the year	263	344	443
Service cost	75	67	64
Interest cost	15	21	22
Plan amendments	2	—	—
Actuarial loss/(gain)	(10)	13	(78)
Benefits paid	(1)	(2)	(3)

PBO at the end of the year	344	443	448

	As of December 31,
Change in plan assets	2001	2002	2003
	(NOK in millions)
Fair value of the assets at the start of the year	138	174	236
Actual return on plan assets	(3)	11	13
Benefits paid	(1)	(2)	(3)
Employer contributions	40	50	60

Fair value of the assets at the end of the year	174	236	306

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of December 31,
	2001	2002	2003
	(NOK in millions)
Funded status (underfunded)	(170)	(207)	(142)
Unrecognized net (loss)/gain	27	39	(26)
Unrecognized prior service cost	32	30	28

Net amount recognized	(111)	(138)	(140)

Amounts recognized in the statement of financial position
Consist of:
Accrued benefit liability	(111)	(138)	(140)
Accrued social security cost and other costs	(17)	(27)	(20)

Net amount recognized as provisions	(128)	(165)	(160)

Assumptions used in calculation of pension obligations:

	2001	2002	2003
Rate of compensation increase at end of the year	4.00%	4.00%	3.50%
Discount rate at end of the year	6.00%	6.00%	6.00%
Prescribed pension index factor	3.00%	3.00%	3.00%
Expected return on plan assets for the year	7.00%	7.00%	7.00%

Expected annual early retirement from age 60/62:
Offshore personnel fixed installations	100.00%	100.00%	30.00%
Offshore personnel Mobile units and onshore employees	100.00%	100.00%	60.00%

	Year ended December 31,
Components of net periodic benefit cost	2001	2002	2003
	(NOK in millions)
Service cost	75	67	64
Interest cost	15	22	22
Expected return on plan assets	(10)	(14)	(18)
Amortization of transition obligation (asset)	2	2	2
Amortization of prior service cost	1	1	(2)

Total net periodic benefit cost	83	78	68

The weighted-average asset allocation of the Company’s defined benefit plan at December 31, 2002 and 2003 were as follows:

	2002	2003
Equity securities	11.5%	12.7%
Debt securities	76.1%	74.6%
Real estate	12.1%	12.6%
Other	0.3%	0.1%

Total	100.0%	100.0%

The investment policies and strategies for the pension benefit plans do not use target allocations for the individual asset categories. The investment goals are to maximize returns subject to specific risk management policies. The risk management policies permit investments in mutual funds, and prohibit direct investments in debt and equity securities and derivative financial instruments. The Company addresses diversification by the use of mutual fund investments whose underlying investments are in domestic and international fixed income securities and domestic and international equity securities. These mutual funds are readily marketable and can be sold to fund benefit payment obligations as they become payable.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash Flows

The Company expects pension plans contributions under defined benefit plans for the years 2004-2008, to be NOK 44 million, NOK 46 million, NOK 47 million, NOK 50 million and NOK 51 million, respectively. The aggregate expected payments in the five years from 2009-2013 are NOK 290 million. The expected payments are based on the assumptions used to measure the Company’s obligation at December 31, 2003 and include estimated future employee services.

Note 16 — Long-Term Interest Bearing Debt and Interest Expense

In 2001, the Company entered into a new secured U.S.$ 500 million Reducing and Revolving Credit Loan Facility Agreement (RRCF).

In 2003, the RRCF was amended and the agreement was prolonged by 23 months up to 2008. Furthermore, some amendments were made to terms and covenants.

The RRCF has a limit of U.S.$ 496 million (NOK 3,317 million) at December 31, 2003. U.S.$ 314 million (NOK 2,189 million) and U.S.$ 419 million (NOK 2,802 million) were drawn at December 31, 2002 and 2003, respectively. The RRCF has an interest rate of LIBOR plus 115 to 170 basis points. Actual interest rates ranged from 2.9 percent to 3.4 percent in 2002 and from 2.6 percent to 2.8 percent in 2003.

The Company raised NOK 250 million through bonds issued in the Norwegian market in 2003, with a five-year maturity. Of this, NOK 150 million has a floating interest rate at three months NIBOR plus 2.75 percent, while NOK 100 million, has a fixed interest rate of 7.5 percent. Moreover, the Company has a NOK 230 million bond with due date February 23, 2006. This bond has an interest rate at three months NIBOR plus 2.00 percent. The weighted average interest rate on Norwegian bonds at December 31, 2002 and 2003 was 9.0 percent and 5.7 percent, respectively.

Long-term interest bearing debt totaled NOK 2,805 million and NOK 3,353 million at December 31, 2002 and 2003, respectively, and consisted primarily of bank loans used to finance the rig fleet. Except for the NOK 480 million bond issue and NOK 50 million in other long term debt, all of the long-term debt is denominated in U.S. dollars.

Long-term interest bearing debt at December 31, 2003, is payable as follows:

Year	(NOK in millions)
2004	71
2005	—
2006	511
2007	535
2008	2,236

Total	3,353

The Company has miscellaneous covenants in its loan agreements. The RRCF contains the following main covenants:

•	To maintain a minimum value adjusted assets of total liabilities: 1.5:1;

•	To maintain a minimum fair market value of mortgaged units to the commitment: 1.65:1;

•	To maintain a minimum liquidity balance (cash and cash equivalents) of U.S.$50 million;

•	To maintain the ratio of funded debt to earnings before interests, taxes, depreciation and amortization (EBITDA): 5.0:1 until April 15, 2005 and for the rest of the loan period: 4.5:1. The Company may not declare or pay dividends in respect of any year in excess of 50 percent of EBITDA less net interest expenses for such year. Dividend payments beyond NOK 1.00 and 1.50 per share for the years 2004 and 2005 respectively, will reduce the commitment correspondingly;

•	To maintain minimum EBITDA to interest expenses: 2.5:1 year;

•	Not to enter into any merger unless the Company will be the surviving entity, remain bound by the terms of the original U.S.$ 500 million RRCF and such merger would not reasonably be expected to adversely affect the ability to comply with the financial covenants under the U.S.$ 500 million RRCF.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s bonds contain the following main covenants, based on financial statements, which require:

•	To maintain an adjusted shareholders’ equity equal to or greater than U.S.$300 million

•	To maintain an adjusted shareholders’ equity equivalent to a minimum of 40% of our total liabilities. For these purposes, the term “adjusted shareholders’ equity” means the adjusted value of our total consolidated assets less total consolidated liabilities with the addition or subtraction of the difference between market value and book value of our rigs and offshore vessels.

For the years ended December 31, 2001, 2002 and 2003, interest costs incurred were NOK 478 million, NOK 224 million and NOK 131 million, respectively. Interest cost of NOK 7 million, NOK 0 million and NOK 3 million were capitalized as part of the financing cost for assets under construction and upgrading of drilling rigs for the years ended December 31, 2001, 2002 and 2003, respectively.

The accounting effects of the Company’s interest swap agreements are included in interest expenses and amounted to a gain of NOK 3 million for the year ended December 31, 2003, and losses of NOK 124 million and NOK 37 million for the years ended December 31, 2001 and 2002, respectively.

Note 17 — Short-Term Interest Bearing Debt

The Company has issued two three-month commercial paper notes which have been renewed at the end of each three month period. Each of the two commercial paper notes has a principal amount of NOK 100 million. The weighted interest rate on these commercial paper notes was 7.6 percent and 5.4 percent for 2002 and 2003, respectively.

As at December 31, 2003, the Company also has an overdraft facility of NOK 200 million of which NOK 181 million was undrawn.

Note 18 — Other Short-Term Liabilities

	As of December 31,
	2001	2002	2003
	(NOK in millions)
Accounts payable	119	117	108
Taxes payable	24	21	9
Withheld taxes, social security and vacation pay	191	215	160
Dividends payable	123	81	101
Accrued interest expense	132	80	18
Other current liabilities	402	409	422

Total	991	923	818

Note 19 — Share-Based Incentive Programs

The Company has granted options to senior management, which provide the employee the right to subscribe for Class B shares. The options are not transferable and may be withdrawn upon termination of employment. The subscription price under the options is fixed at the date of grant. In all instances the subscription price was not less than the fair value of the Company’s shares on the date of grant. Accordingly, no compensation expense has been recognized.

Options issued under the 2001(I) Program may be exercised up to September 30, 2004. The exercise price is NOK 89.00 per share.

Options issued under the 2001(II) Program were introduced for the Chief Financial Officer (CFO). The exercise price is NOK 51.00 per share.

Options issued under the 2002(I) Program were introduced for the Chief Executive Officer (CEO). The exercise price is NOK 62.00 per share.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Options issued under the 2002(II) Program may be exercised up to December 31, 2005. The exercise price is NOK 34.90 per share.

The following table summarizes the transactions under the Company’s options plans for each of the years in the three-year period ended December 31, 2003:

	Weighted average exercise price per option	Number of A Shares	Number of B Shares
Outstanding at January 1, 2001	57.99	0	769,500
Options granted	81.59	0	410,000
Options exercised	35.39	0	122,500
Forfeited	80.83	0	90,750

Outstanding at December 31, 2001	69,87	0	966,250

Options granted	39.50	0	530,000
Options exercised	35.25	0	2,250
Forfeited	53.37	0	284,000

Outstanding at December 31, 2002	61.22	0	1,210,000

Options granted	29.00	0	565,000
Forfeited	75.00	0	310,000

Outstanding at December 31, 2003	45.88	0	1,465,000

The following table summarizes the information about share options outstanding as of December 31, 2003:

Options Program	2001 (I)	2001 (II)	2002 (I)	2002 (II)	2003
Number of Class B Shares	290,000	80,000	90,000	440,000	565,000
Subscription price (NOK)	89.00	51.00	62.00	34.90	29.00
Remaining contractual life (months)	9	9	9	24	48

With the exception of 565,000 options issued under the 2003 Program all options were exercisable at December 31, 2003.

As of December 31, 2003, the Board could grant further 560,000 options under the 2002 authorization, and 435,000 options under the 2003 authorization.

Accounting for Stock-Based Compensation (SFAS No. 123)

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25”, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. FASB Statement No. 123, “Accounting for Stock-Based Compensation” and FASB Statement No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123”, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of Statement 123, as amended. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Norwegian GAAP:

	As Reported			Pro Forma(1)
	2001	2002	2003	2001	2002	2003
	(NOK)			(NOK)
Net income (loss) (in million)	1,068	(802)	(88)	1,065	(805)	(96)
Basic earnings (loss) per share	12.97	(9.74)	(0.71)	12.93	(9.79)	(0.81)
Diluted earnings (loss) per share	12.96	(9.74)	(0.71)	12.93	(9.79)	(0.81)

U.S. GAAP:
Net income (loss) (in million)	789	(949)	64	788	(949)	56
Basic earnings (loss) per share	9.53	(11.54)	0.79	9.52	(11.54)	0.69
Diluted earnings (loss) per share	9.52	(11.54)	0.79	9.51	(11.54)	0.69

Average shares outstanding	82,753,475	82,253,720	81,346,850	82,753,475	82,253,720	81,346,850
Average fair value of grants during the year	—	—	—	NOK 9	NOK 5	NOK 28
Black Scholes option pricing model assumptions:
Risk free interest rate				6.5	5.5	2.2
Expected life (years)				3	3	4
Volatility				30%	50%	35%

(1)	Pro Forma amounts under U.S. GAAP have been adjusted by NOK 2 million and NOK 3 million for the years ended December 31, 2001 and 2002, respectively, for share compensation expense recognized in determining reported net income (loss), as shown in the following table. No share compensation expense was recognized in reported net income (loss) under Norwegian GAAP.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. GAAP:

	Year Ended December 31,
	2001	2002	2003
	(NOK)
Net income (loss), as reported	789	(949)	64
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	2	3	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3)	(3)	(8)

Pro forma net income (loss)	788	(949)	56

Note 20 — Financial Instruments and Risk Management

The Company has operations and assets in a number of countries worldwide. Consequently, the Company’s results from operations are affected, when measured in NOK, by fluctuations in currency exchange rates, primarily relative to the U.S. dollar. When the NOK appreciates against other currencies, the Company’s profit from operations in foreign currencies reported in NOK may decrease. Likewise, when the NOK depreciates against other currencies, the Company’s profit from operations in foreign currencies reported in NOK may increase. The Company is also exposed to changes in interest rates on debt with variable interest rates (see Notes 16 and 17) and to the impact of changes in currency exchange rates on U.S. dollar-denominated debt. Different financial instruments are used by the Company to manage these foreign currency and interest rate risks as summarized below. See also Note 22, Change in Functional Currency in Smedvig Rig.

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

The Company is exposed to credit related losses in the event that counterparties to the derivative financial instrument contracts do not perform according to the terms of the contract. In the opinion of the management, the counterparties to the derivative financial instrument contracts are creditworthy financial institutions, and the Company does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company’s policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts. These master netting agreements give the Company the legal right to discharge all or a portion of the amounts owed to a counterparty by offsetting it against amounts that the counterparty owes to the Company.

Foreign currency risk management

The Company uses foreign currency forward contracts and foreign currency options contracts to manage its exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under receivables if the forward contracts have a net positive fair value, and under other short-term liabilities if the forward contracts have a net negative fair value. As of December 31, 2003, the Company had forward contracts to receive approximately NOK 702 million at exchange rates ranging from NOK/U.S.$ 6.80 to NOK/U.S.$ 7.62 between February 4, 2004 and January 18, 2005. Furthermore, as of December 31, 2003, the Company has two option contracts, one contract expires March 26, 2004 valid NOK 66 million against U.S.$ 10 million and the other contract expires April 21, 2004 valid NOK 66 million against U.S.$ 10 million. The Company’s foreign currency risk arises from:

•	The translation of U.S. dollar denominated debt and other monetary assets and liabilities to Norwegian kroner with the resulting gain or loss recorded as other financial income or expense. However, beginning April, 2001, the translation of the substantial portion of the U.S. dollar debt is now recorded as cumulative translation adjustment in equity (see Note 22).

•	Foreign currency forward contracts and foreign curreny options which are recorded as other financial income or expense.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	The impact of fluctuations in exchange rates on the reported amounts of the Company’s revenues and expenses which are contracted in foreign currencies (primarily the U.S. dollar).

•	Its net investment in certain foreign subsidiaries which is recorded as a cumulative translation adjustment in shareholders’ equity.

	As of December 31,
	2002		2003
	Notional amount	Fair value	Notional amount	Fair value
	(NOK in millions)
Currency forward contracts
Receivables	528	61	702	64

Currency option contracts
Receivables	—	—	132	2

Interest rate risk management

The following is a summary of interest rate swap agreements of the Company. Swap agreements that have a positive fair value are recorded as receivables while swap agreements with a negative fair value are recorded as other short-term liabilities.

	As of December 31,
	2002		2003
	Notional amount	Fair value	Notional amount	Fair value
	(NOK in millions)
Interest rate swap agreements
Other short-term liabilities	2,565	(62)	888	(11)

The extent of the utilization of financial instruments is determined by reference to the Company’s net debt exposure and the Company’s views regarding future interest rates. At December 31, 2003, the Company had outstanding interest rate swap agreements representing approximately 28 percent of the Company’s U.S. dollar interest bearing debt. This implies that the Company has a fixed interest rate for this portion of the debt. However, as described in the Accounting Policies, these agreements do not qualify for hedge accounting, and accordingly the changes in the fair values of the swap agreements are recorded as interest expense.

The Company had the following interest rate swap agreements as of December 31, 2003:

Notional amount	Receive rate	Pay rate	Length of contract
(NOK in millions)
120 (U.S.$ 18 millions)	3 month LIBOR	7.45%	July 15, 1994 – July 15, 2004
334 (U.S.$ 50 millions)	3 month LIBOR	3.34%	November 15, 2002 – November 15, 2007
334 (U.S.$ 50 millions)	3 month LIBOR	3.31%	November 15, 2002 – November 15, 2007
100	7.50% fixed	3 month NIBOR	November 19, 2003 – November 19, 2008

The primary loan is held by the rig owning company, Smedvig Rig AS. The interest rate swap agreements are not linked to individual drilling rigs or the drillship.

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

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

experienced by drilling contractors as changes in oil and gas producers’ expenditures and budgets occur. These fluctuations can impact the results of operations and financial condition as supply and demand factors directly affect utilization and dayrates, which are the primary determinants of net cash provided by operating activities.

For the year ended December 31, 2001, Norsk Hydro and Statoil accounted for approximately 37% and 26%, respectively, of the Company’s operating revenues. For the year ended December 31, 2002, Norsk Hydro accounted for approximately 28%, while BP and Statoil accounted for approximately 14% each of the Company’s operating revenues. For the year ended December 31, 2003, Statoil accounted for approximately 23%, while Norsk Hydro and BP accounted for approximately 22% and 20%, respectively, of the Company’s operating revenues. No other customer accounted for more than 10% of consolidated operating revenues in the period. The loss of these or other significant customers could have a material adverse effect on the Company’s results of operations.

Note 21 — Fair Value of Financial Instruments

The Company has used a variety of methods and assumptions, which are based on market conditions and risks existing at the time, to estimate the fair value of the Company’s financial instruments as at December 31, 2002 and December 31, 2003. For certain instruments, including cash and cash equivalents, receivables and accounts payable, it is assumed that the carrying amount approximated fair value due to the short-term maturity of those instruments.

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

	As of December 31,
	2002		2003
	Carrying value	Fair value	Carrying value	Fair value
	(NOK in millions)
Assets:
Cash and cash equivalents	598	598	993	993
Short-term investments	28	28	—	—
Receivables	1,105	1,105	883	883
Liabilities:
Accounts payable	117	117	108	108
Short-term interest bearing debt	200	200	200	200
Long-term interest bearing debt	2,805	2,805	3,353	3,356
Derivative financial instruments:
Interest rate swap agreements	(62)	(62)	(11)	(11)
Currency forward contracts	61	61	64	64
Currency option contracts	—	—	2	2

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

The Company recorded an exchange loss of NOK 154 million during the three months ended March 31, 2001, on the translation of U.S. dollar debt in the income statements for periods prior to the change in functional currency.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 23 — Leases

The Company has signed operating leases for certain premises. Some of the premises are leased from the Smedvig family’s real estate company, A/S Veni. See Note 26, Related Party Transactions. Smedvig Offshore AS has a lease with A/S Veni lasting until 2007 for the offices at Dusavik, Stavanger.

Rental expenses amount to NOK 15 million, NOK 22 million an NOK 15 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Estimated future minimum rental payments for the period 2004 to 2008 are as follows:

Year	(NOK in millions)
2004	16
2005	16
2006	17
2007	17
2008	18

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

	As of December 31,
	2001	2002	2003
	(NOK in millions)
Balance sheet
Non-current assets	2,582	1,147	949
Current assets	267	141	262
Non-current liabilities	142	(3)	(17)
Current liabilities	82	47	21

	Year ended December 31,
	2001	2002	2003
	(NOK in millions)
Income statement
Revenues	825	533	446
Operating profit (loss)	298	(69)	(4)
Income (loss) before income taxes	288	(1,221)	6

Note 25 — Auditor’s Remuneration

2003
(NOK)
Audit of parent company	350,000
Audit services in connection with U.S. financial reporting	750,000
Audit of subsidiaries	1,280,220
Other advisory services	1,005,767

Note 26 — Related Party Transactions

The Company has signed miscellaneous lease agreements with A/S Veni and Peder Smedvig Capital Ltd. Both companies are wholly owned by the Smedvig family which is the largest shareholder in Smedvig asa. The lease agreements primarily relate to office premises and expire at various dates through 2007. The lease payments to those companies for the years ended December 31, 2001, 2002 and 2003 were NOK 6 million, NOK 7 million and NOK 7 million, respectively.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 27 — Supplemental Cash Flow Information

Cash paid for interest and taxes are as follows:

	Year ended December 31,
	2001	2002	2003
	(NOK in millions)
Interest paid	419	271	179
Taxes paid	66	46	73

Note 28 — Mortgages, Guarantees, Purchase Commitments for Capital Expenditures and Capital not Called in from Limited Partnerships

Mortgages

As of December 31, 2002
(NOK in millions)
Mortgages	2,821

Pledged Assets

Mobile units and tender rigs	5,213
Accounts receivable	445
Book value pledged assets	5,658

Guarantees

The Company has issued guarantees in favor of third parties as follows which is the maximum potential future payment for each type of guarantee:

	Year ended December 31,
	2002	2003
	(NOK in millions)
Performance guarantees to customers	469	388
Other guarantees	23	24

Total	492	412

The guarantees have the following maturities:

Year	(NOK in millions)
2004	100
2005	85
2006 and thereafter	227

Purchase commitments for capital expenditures

The Company had contractual obligations in respect of capital expenditure amounting to approximately NOK 350 million at December 31, 2003, payments of which are all due by December 31, 2004.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 29 — Commitments and Contingencies

West Alpha

The Norwegian Tax Authorities have informed the Company that they are considering a change to the previously accepted tax treatment of the Company’s 50 percent ownership interest in West Alpha. The Company has estimated the potential tax effects of such a change would be an additional tax expense of approximately NOK 30 million all of which would represent payable taxes.

The Company is of the opinion that it is unlikely that the Tax Authorities has a justified claim, accordingly, no provision has been made for such taxes.

Note 30 — Differences between Norwegian (Norwegian GAAP) and U.S. Accounting Principles (U.S. GAAP)

Norwegian GAAP differs in certain respects from U.S. GAAP. Differences which have a significant effect on the Company’s consolidated net income and shareholder’s equity, are summarized and described below:

The effect on net income (loss) of significant differences between Norwegian GAAP and U.S. GAAP:

	Reference to Note below		2001	2002	2003
			(NOK in millions except per share information)
Consolidated net income (loss) in accordance with Norwegian GAAP			1,068	(802)	(88)
Minority interests			5	1	30
Adjustment for U.S. GAAP:
Subsidiary merger:
Amortization of goodwill of associated company	(a	)	(10)	—	1
Compensation expense	(b	)	2	3	—
Disposal of mobile unit	(c	)	—	(301)	301
Other			(3)	(4)	—
Deferred taxes—shipowning companies	(d	)	(277)	250	(51)
Deferred taxes—foreign exchange	(d	)	—	(181)	(45)
The tax effect of U.S. GAAP adjustments	(d	)	4	85	(84)

Net income (loss) in accordance with U.S. GAAP			789	(949)	64

Basic earnings (loss) per share in accordance with U.S. GAAP			9.53	(11.54)	0.79

Diluted earnings (loss) per share in accordance with U.S. GAAP			9.52	(11.54)	0.79

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142) effective January 1, 2002. The following presents information for 2001 prior to the adoption of SFAS 142:

2001
(NOK in millions except per share information)
Reported net income in accordance with U.S. GAAP	789
Add back: goodwill amortization	10

Adjusted net income in accordance with U.S. GAAP	799

Basic earnings per share:
Reported net income in accordance with U.S. GAAP	9.53
Amortization of goodwill	0.12

Adjusted net income in accordance with U.S. GAAP	9.65

Dilutive earnings per share:
Reported net income in accordance with U.S. GAAP	9.52
Amortization of goodwill	0.12

Adjusted net income in accordance with U.S. GAAP	9.64

The effect on consolidated shareholders’ equity of significant differences between Norwegian GAAP and U.S. GAAP is as follows:

	Reference to Note below		2001	2002	2003
			(NOK in millions)
Consolidated shareholders’ equity in accordance with Norwegian GAAP			5,068	3,379	3,062
Minority interests			(20)	(19)	—
Adjustment for U.S. GAAP:
Subsidiary and associated company’s merger activities:
Lisme’s insurance of shares	(a	)	—	—	1
Goodwill—Gain on partial sale of subsidiary	(a	)	26	26	26
Accumulated amortization of goodwill	(a	)	(23)	(23)	(23)
Short-term liabilities—Dividends	(e	)	123	81	101
Disposal of mobile unit	(c	)	—	(301)	—
Receivable—Other			4	—	—
Provisions—Deferred tax liabilities	(d	)	(938)	(603)	(738)

Shareholders’ equity in accordance with U.S. GAAP			4,240	2,540	2,429

Differences between Norwegian GAAP and U.S. GAAP

a) Subsidiary merger

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

Under Norwegian GAAP, the exchange of ownership interest of Roxar in exchange for ownership interest in Smedvig Technologies was accounted for as a merger at book value with no gain or loss recognition. In accordance with U.S. GAAP, the non-monetary transaction is recorded at fair value and gain is recognized to the extent that ownership interests are deemed to have been economically acquired and sold. In addition, under U.S. GAAP, goodwill is computed on the investment in Roxar as the excess of the Company’s cost in Roxar over its proportionate share of Roxar’s net assets, and has been amortized for the year ending December 31, 2001. As per December 31, 2003, the remaining carrying value of goodwill is NOK 3 million.

In 2003, Lisme AS was established as the holding company of Roxar. Smedvig contributed its ownership interests in Roxar to Lisme in exchange for Lisme shares that did not change its proportionate ownership interest in Roxar. Roxar carrying of Smedvig’s investment did not change as a result of the transaction. Subsequently, Lisme acquired all of the remaining ownership interests of

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Roxar, increasing Smedvig’s indirect ownership in Roxar to 44 percent. Certain interests in Roxar were acquired through the issuance of new Lisme common shares. To the extent the Company’s proportionate ownership changed, a gain was recorded under U.S. GAAP and is reflected as an increase to shareholders’ equity. No gain was recognized under Norwegian GAAP.

b) Compensation expenses

The Company has a number of share incentive plans. Under Norwegian GAAP, no compensation is recorded if the exercise price is not less than the fair value of the shares at the date when the warrant was granted. All of the Company’s plans comply with this accounting principle. However, some of the plans historically involved “indexed options” whereby the exercise price increases by one percent per month from the date when the option is granted to the date when the option is exercised. Under U.S. GAAP, such plans are accounted for as variable plans because the exercise price is not known until the option is actually exercised. For those plans, compensation was measured each year as the difference between the market value of the Company’s shares and the exercise price at the balance sheet date.

c) Disposal of mobile unit

In December 2002, the Company sold the rig Ocean Vanguard to Diamond Offshore Drilling Ltd. for approximately NOK 500 million. At the time the rig was sold, it was under contract to a customer. The Company leased the unit back from Diamond Offshore Drilling Ltd. in order to fulfill its obligations under the contract. Under Norwegian GAAP, the entire amount of the gain was recognized at the time of the sale. Under U.S. GAAP, only a portion of the gain is recognized at the time of the sale and the remainder is amortized into income ratably over the period of the lease. The portion of the gain deferred at December 31, 2002, under U.S. GAAP was recognized as income during the year ended December 31, 2003, during the leaseback period.

d) Deferred taxes

The income tax effects of the U.S. GAAP adjustments are recorded as deferred tax expense (benefit), where appropriate.

The Norwegian taxation scheme for shipping and offshore companies provide that taxation will be based upon funds distributed to shareholders. In addition, parts of net financial items are subject to ordinary Norwegian taxation. As no distribution is proposed from this income in 2003, the Company has not recorded any deferred taxes under Norwegian GAAP. However, under U.S. GAAP, a deferred tax liability and tax charge should be recognized on such income.

Under U.S. GAAP, the benefit of the deferred tax asset may be recognized if it is more likely than not that the asset will be realized whereas, Norwegian GAAP only allows the recognition of deferred tax assets if it is probable that the asset will be realized. As of December 2002 and 2003, no difference is reported in the reconciliation to U.S. GAAP in the financial statements, as the Company is of the opinion that the tax asset will be realized both under Norwegian GAAP and U.S. GAAP.

As described in Note 22, Smedvig Rig changed from Norwegian kroner to U.S. dollar as functional currency from April 2001, while the reporting currency for the Group still is Norwegian kroner. Accordingly, the impact of translating the U.S. dollar debt into Norwegian kroner is no longer included in net income, but is reflected as a component of shareholders’ equity.

In 2003 and 2002, the Company recorded according to Norwegian GAAP a translation gain adjusted for deferred tax of NOK 117 million and NOK 464 million, respectively, as component to shareholders’ equity. If income tax expense occur that are related to transactions recorded as component to shareholders’ equity, such income tax expense would normally be recorded as component to shareholders’ equity according to Norwegian GAAP. For taxation purposes, Smedvig Rig must report in Norwegian kroner resulting in differences between the financial statement and tax basis of U.S.$ denominated debt. Under U.S. GAAP related deferred tax on such differences are recognized in the income statement.

e) Dividends

Under Norwegian law, dividends are payable out of annual earnings. The dividend is subject to approval by the Annual General Meeting following the fiscal year to which the dividend relates. Under Norwegian GAAP, dividends are recorded when proposed. Under U.S. GAAP, dividends are recorded when legally declared.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other differences between Norwegian GAAP and U.S. GAAP

First year’s installment on long-term debt

Under Norwegian GAAP, the first year’s installment on long-term debt is included in long-term debt. The installments due in 2004 of NOK 71 million would be classified as short-term liability, under U.S. GAAP.

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

Operating profit U.S. GAAP

In 2001, “Other items” in the consolidated income statements included a gain from the sale of West Delta. In accordance with U.S. GAAP, such amounts should be included in operating profit. In 2002, such items included a write-down of West Navigator and a gain from sale of Ocean Vanguard. In 2003, such items included an expense from the Balder dispute of NOK 668 million.

Interest expense U.S. GAAP

Gains and losses on interest rate swap agreements of (NOK 124) million, (NOK 37) million and NOK 3 million for the years ended December 31, 2001, 2002 and 2003, respectively, are included as adjustment to interest expense. Under U.S. GAAP, these items would be classified as other financial items.

New U.S. GAAP accounting standards implemented in the current year

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”). SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also would record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation would be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flow underlying the obligation. The Company was required to adopt SFAS 143 on January 1, 2003. The adoption of SFAS 143 had no effect on the Company’s consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for the Costs Associated with Exit or Disposal Activities (“SFAS 146”). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity. The provisions of SFAS 146 were required for exit or disposal activities initiated after December 31, 2002. The Company did not have any restructuring activities during the year ended December 31, 2003, that were accounted for pursuant to SFAS 146.

In November 2002, the FASB issued No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, and interpretation of FASB Statements No. 5, 57 and 107 and a resciccion of FASB Interpretation No. 34. This Interpretation enhances the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation taken. The initial recognition and measurement provisions of the Interpretation were applicable to guarantees issued or modified after December 31, 2002, and the disclosure requirements were effective as of December 31, 2002. The Company had no guarantees at December 31, 2003, that were required to be recorded at fair value.

In December 2003, the FASB issued FASB Statement No. 132 (revised), Employers’ Disclosures about Pension and Other Postretirement Benefits (“SFAS 132”). SFAS 132 prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. SFAS 132 retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pensions plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. The Company’s disclosures in note 15 incorporate the requirements of SFAS 132.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting standards issued but not yet fully adopted

In December 2003, the FASB issued FASB Interpretation No. 46 (Revised) (FIN 46R), Consolidation of Variable Interest Entities (VIE), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply the interpretation to reporting periods ending after March 15, 2004, except for entities considered to be special purpose entities, to which this interpretation applies for reporting periods ending after December 15, 2003. The Company does not hold an interest in any entities considered to be a special purpose entity. The Company does not believe that the impact of any potential variable interest entities in which it holds a variable interest will have a material impact on net income (loss) and shareholders’ equity.

In May 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS 150 also includes required disclosures for financial instruments within the scope. For the Company, the statement were effective for instruments entered into or modified after May 31, 2003, and otherwise will be effective as of January 1, 2004, except for mandatory redeemable financial instruments. For certain mandatorily redeemable financial instruments, the SFAS 150 will be effective for us on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.