Form 20-F
period 2004-12-31
SMEDVIG ASA
filed 2005-06-29
CIK 1021232

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004:

53,764,004 Class A Ordinary Shares, with nominal value of NOK 10.00 per share**

26,317,000 Class B Ordinary Shares, with nominal value of NOK 10.00 per share**

**	Excludes 550,000 Class A Shares and 1,653,000 Class B Shares held as treasury shares at December 31, 2004.

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

INTRODUCTION

Presentation of Financial and Other Information

We publish our financial statements in Norwegian kroner, or NOK. Unless otherwise indicated, all amounts in this annual report are expressed in Norwegian kroner. Solely for the convenience of the reader, certain amounts denominated in foreign currencies have been translated into U.S. dollar at the exchange rate (noon buying rate) applicable at December 31, 2004, except where otherwise noted. These translations should not be construed as representations that the amounts referred to actually represent such translated amounts or could be converted into the translated currency at the rate indicated.

Our annual audited consolidated financial statements are prepared in accordance with Norwegian GAAP, which differ in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences as they relate to us, is presented in note 29 to our consolidated financial statements.

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

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In addition, other written or oral statements, which constitute forward-looking statements, have been made and may in the future be made by us or on our behalf. In this annual report, such forward-looking statements include, without limitation, statements relating to:

•	the implementation of strategic initiatives,

•	the development of revenues overall and within specific business areas,

•	the development of operating expenses, particularly personnel expenses,

•	the anticipated level of capital expenditures and associated depreciation,

•	the development of working capital and liquidity,

•	the outlook in our primary markets, including the demand for our services,

•	the outlook for the demand for energy and its effect in the oil and gas industry and

•	other statements relating to our future business development and economic performance.

The words “anticipate”, “believe”, “expect”, “estimate”, “intend”, “plan”, “suggest”, “should” and similar expressions identify certain of these forward-looking statements. In particular, statements made in “Item 4: Information on the Company” and “Item 5: Operating and Financial Results and Prospects” contain forward-looking information regarding our business and industry and the markets in which we operate. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements.

Many factors may influence our actual results and cause them to differ materially from expected results as described in forward-looking statements. Specific risks that we face are described under “Risk Factors” on pages 7 to 11.

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

ITEM 3: KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Summary

The selected consolidated financial data presented in the table below has been derived from our audited consolidated financial statements and related notes for the five years ended December 31, 2004. You should read the following selected consolidated financial information in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this 20-F. Our audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Norway, which differ in certain significant respects from generally accepted accounting principles in the United States. You should read note 29 to our consolidated financial statements for additional information on the differences between Norwegian and U.S. generally accepted accounting principles.

	Year Ended December 31,
	2004(1)		2004		2003		2002		2001		2000
	(amounts in millions except for share information)
INCOME STATEMENT DATA:

Amounts in Accordance with Norwegian GAAP

Revenues	U.S.$	507	NOK	3,081	NOK	3,037	NOK	3,354	NOK	3,816	NOK	3,588
Personnel and other operating expenses		(381)		(2,315)		(2,146)		(2,490)		(2,356)		(2,294)
Depreciation		(58)		(352)		(361)		(451)		(464)		(442)

Operating profit		68		414		530		413		996		852
Financial expense, net		(14)		(90)		(38)		(169)		(545)		(895)
Other items (2)		37		224		(668)		(962)		721		—
Income tax benefit (expense)		(16)		(97)		88		(84)		(104)		119

Net income (loss)		74		451		(88)		(802)		1,068		76

Earnings (loss) per share (3)		0.92		5.60		(0.71)		(9.74)		12.97		0.99
Diluted earnings (loss) per share (4)		0.91		5.55		(0.71)		(9.74)		12.96		0.98
Ordinary dividends per share (3)(5)		0.25		1.50		1.25		1.00		1.50		1.25

Amounts in Accordance with U.S. GAAP
Net income (loss) (6)(10)		23		137		64		(949)		789		(46)
Basic earnings (loss) per share (3)(6)		0.28		1.70		0.79		(11.54)		9.53		(0.56)
Diluted earnings (loss) per share (4)(6)		0.28		1.69		0.79		(11.54)		9.52		(0.56)

	As at December 31,
	2004(1)		2004		2003		2002		2001		2000
	(amounts in millions except for share information)
BALANCE SHEET DATA:

Amounts in Accordance with Norwegian GAAP

Cash, cash equivalents and Short-term investments (7)	U.S.$	123	NOK	746	NOK	993	NOK	626	NOK	1,064	NOK	1,221
Working capital (8)		110		667		858		608		905		1,163
Long-term assets		1,047		6,367		5,699		5,809		8,855		8,749
Total assets		1,332		8,098		7,575		7,540		10,951		11,095
Long-term interest-bearing debt		630		3,828		3,323		2,783		4,524		5,596
Shareholders’ equity (10)		488		2,969		3,062		3,379		5,068		4,145

Amounts in Accordance with U.S. GAAP
Shareholders’ equity (10)		347		2,108		2,429		2,540		4,240		3,585
Total assets (9)		1,299		7,895		7,609		7,264		10,833		10,923

	Year Ended December 31,
	2004(1)		2004		2003		2002		2001		2000
	(amounts in millions except for share information)
CASH FLOW AND OPERATING DATA:

Net cash flow provided by Operating activities	U.S.$	98	NOK	587	NOK	271	NOK	645	NOK	1,029	NOK	810
Net cash provided by (used in) Investing activities		(235)		(1,425)		(472)		101		32		(411)
Net cash provided by (used in) Financing activities		100		608		610		(999)		(1,242)		(31)

	Year Ended December 31,
	2004(1)		2004		2003		2002		2001		2000
	(amounts in millions except for share information)
INVESTMENTS:

Capital expenditures	U.S.$	244	NOK	1,481	NOK	512	NOK	354	NOK	967	NOK	325

(1)	Translations of amounts from Norwegian kroner into U.S. dollars have been made solely for the convenience of the reader at an exchange rate of U.S.$ 1.00 = NOK 6.0794, the noon buying rate on December 31, 2004.
(2)	In 2004, we recorded a partial reversal of the previous write-down of West Navigator amounting to NOK 209 million. Gains on sale of assets amounting to NOK 13 million reflect the partial sale of T-9 and retirement of T-2. In 2003, we recorded a net loss of NOK 668 million for the decision in the Balder dispute. In 2002, we recorded a write-down of West Navigator amounting to NOK 1,313 million. The semi-submersible drilling unit, West Vanguard, was sold in 2002, resulting in a gain of NOK 351 million (West Vanguard was renamed after the sale and the new name Ocean Vanguard is used throughout this document). In 2001, we sold our semi-submersible drilling unit West Delta and we realized a gain of NOK 721 million from such sale.
(3)	Earnings, dividends and extraordinary dividends per share in accordance with Norwegian accounting rules have been calculated using the weighted average number of shares outstanding, retroactively adjusted for the two-for-one stock split in October 2000. The average number of shares outstanding for the years ended December 31, 2000 through 2004, as so adjusted, were: 82,700,004; 82,753,475; 82,253,720; 81,346,850; and 80,562,850. We have calculated basic earnings per share in accordance with U.S. GAAP using the same weighted average number of shares outstanding for each of the respective periods.
(4)	We have calculated diluted earnings per share in accordance with Norwegian GAAP and U.S. GAAP using the weighted average number of shares outstanding, as per (3) above, retroactively adjusted for the two-for-one stock split effected in October 2000 and adjusted to include the dilutive effect of all outstanding share options under the treasury stock method. The number of shares used in calculating diluted earnings per share for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 were: 82,882,721; 82,836,176; 82,253,720; 81,346,850 and 80,562,850.
(5)	Ordinary dividends with respect to a fiscal year are paid during the following fiscal year. The payment dates were May 15, 2001, May 22, 2002, May 22, 2003, May 24, 2004 and June 8, 2005 for the ordinary dividends relating to fiscal years 2000, 2001, 2002, 2003 and 2004. The ordinary dividends per share, expressed in U.S. dollars based on the exchange rate (noon buying rate) at each respective payment date, retroactively adjusted for the stock split described in (4) above, were U.S.$0.14, U.S.$0.18, U.S.$0.15, U.S.$0.19 and U.S.$0.25.

(6)	We adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 on January 1, 2002. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but instead tested for impairment at least annually. If such amortization were excluded from results for prior periods, net income (and earnings per share and diluted earnings per share) would be increased by NOK 10 million (NOK 0.12 per share) for the years ended December 31, 2000 and 2001.
(7)	We have presented short-term investments with cash and cash equivalents because such investments are available for immediate sale and are readily convertible to cash.
(8)	Working capital is defined as current assets less current liabilities.
(9)	As permitted under Item 17(c)(2)(vii) of Form 20-F, the amount presented as our total assets under U.S. GAAP does not include any adjustment for classification or display differences that result from our use of the proportionate consolidation method under Norwegian GAAP for certain joint stock companies and limited partnerships. Condensed financial information for companies and partnerships that have been proportionately consolidated is included in note 23 to our consolidated financial statements.
(10)	In the Norwegian government budget for 2005, there was a decision to eliminate the taxation of unrealized foreign exchange differences within the tonnage tax system. The Company believed that the change in the regulation impacted the accumulated unrealized foreign exchange gains at December 31, 2004 and reduced related deferred taxes by NOK 196 million which resulted in a corresponding increase in shareholders’ equity as of December 31, 2004. After our 2004 consolidated financial statements were issued, the Company determined that the new regulation applied only to foreign exchange gains arising after January 1, 2005. Accordingly, under Norwegian GAAP the consolidated balance sheet included herein and consolidated shareholders’ equity have been adjusted to appropriately reflect a deferred tax liability of NOK 196 million on unrealized foreign currency gains as of December 31, 2004 resulting in a corresponding reduction of shareholders’ equity.

Under U.S. GAAP, deferred taxes were also restated resulting in an increase in the deferred tax liability of NOK 196 million as of December 31, 2004 with a corresponding increase in deferred income tax expense for 2004 and a related reduction of shareholders’ equity as of December 31, 2004. Corresponding earnings per share data has also been restated.

EXCHANGE RATES

The table below shows the high, low and average noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for Norwegian kroner per U.S.$1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Average
2000	8.8307
2001	9.0330
2002	7.9253
2003	7.0627
2004	6.0794

The table below shows the high and low noon buying rates for each month during the six months prior to the date of this annual report.

	Low	High
December 2004	6.0551	6.2225
January 2005	6.1035	6.3558
February 2005	6.2009	6.5602
March 2005	6.0667	6.3888
April 2005	6.2310	6.4235
May 2005	6.2619	6.4656

On June 6, 2005, the noon buying rate for Norwegian kroner was U.S.$1.00 = NOK 6.4120.

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

We are subject to taxation in many jurisdictions, and the final determination of our tax liabilities involves the interpretation of the statutes and requirements of taxing authorities worldwide. Income tax returns of Norwegian and foreign subsidiaries, unconsolidated affiliates and related entities are routinely examined by Norwegian and foreign tax authorities. These tax examinations may result in assessments of additional taxes or penalties or both. Significant changes in the tax regimes of the countries in which we operate could have a material adverse effect on our operations or financial condition. You should read note 28 to our consolidated financial statements for additional information relating to potential taxation-related expenses.

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

Our principal operations are currently conducted in Norway, Brunei, Thailand, Indonesia, Malaysia, Congo and Mauritania, and a significant portion of our business is conducted in currencies other than Norwegian kroner. A substantial portion of our revenues and expenses are denominated in U.S. dollars. Fluctuations in value of the

Norwegian kroner relative to the U.S. dollar and the other currencies in which we conduct our business have caused, and will continue to cause, foreign currency transaction and translation gains and losses. In general, a weakening of the Norwegian kroner against other currencies, in which we conduct operations, tends to affect operating income positively, while a strengthening of the Norwegian kroner against such other currencies tends to affect operating income negatively. Our foreign currency risks arise from:

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

Due to multiple currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in certain foreign exchange transactions with respect to a portion of our foreign currency exposure, there can be no assurance that these transactions will protect us from the effects of future exchange rate fluctuations. You should read note 19 to our consolidated financial statements for additional information on our currency risk and “Item 11: Quantitative and Qualitative Disclosures about Market Risk”.

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

In 2004, 40% of our revenues were derived from our international operations, which exposes us to risks inherent in doing business in each of the countries in which we operate. Our operations in countries other than Norway are subject to various risks peculiar to each country. With respect to any particular country, these risks may include:

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

We have some significant clients.

For the year ended December 31, 2004, approximately 28%, 17% and 13% of our revenues were attributable to services provided to our three largest customers, Statoil, Norsk Hydro and BP, respectively. The loss of any of these significant clients, which could occur over time, could, at least in the short-term, have a material adverse effect on our results of operations. You should read “Item 4: Information on the Company—Business Overview—Customers” for additional information on our significant customers.

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

Peter T. Smedvig and other members of the Smedvig family beneficially own directly or indirectly approximately 40.8% of our outstanding Class A shares and approximately 12.4% of our outstanding Class B shares which do not carry voting rights. As a result, the Smedvig family owns approximately 40.8% of our voting share capital and will continue to be in a position to block certain actions that require the approval of two-thirds or more of our voting share capital, including amendments to our articles of association and any mergers. Holders of Class B shares are generally not entitled to vote at general meetings of shareholders. You should read “Item 10: Additional Information—Memorandum and Articles of Association” for additional information on our capital structure. Peter T. Smedvig is currently chairman of our board of directors. In the event that circumstances arise in which the interests of the Smedvig family conflict with the interests of other shareholders, the other shareholders could potentially be disadvantaged. This concentration of ownership may also have the effect of delaying, deterring or preventing a change of control over us. You should read “Item 6: Directors, Senior Management and Employees” and “Item 7: Major Shareholders and Related Party Transactions” for additional information on our corporate governance and control.

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

ITEM 4: INFORMATION ON THE COMPANY

GENERAL

We are an offshore drilling contractor headquartered in Stavanger, Norway. We own and operate a fleet of drilling units specifically designed for offshore oil and gas exploration and development and equipped for operations in harsh environments. Our primary activities are located in the Norwegian sector of the North Sea, in Southeast Asia, principally offshore Thailand, Brunei, Indonesia and Malaysia and in West Africa, principally offshore Congo and Mauritania. As of December 31, 2004, our mobile drilling rig fleet consisted of:

•	2 semi-submersible drilling rigs: West Alpha and West Venture;

•	1 ultra-deepwater drillship: West Navigator; and

•	1 ultra-large jack-up rig: West Epsilon.

We also provide platform drilling services, well services and well maintenance services on fixed platforms in the Norwegian and UK sectors of the North Sea. We operate the world’s largest fleet of self-erecting tender rigs in Southeast Asia and West Africa. Our tender rig fleet consists of 10 units, which are wholly or partially owned by us, including three semi-submersible tender rigs. You should read “Business Overview—Business divisions—Tender Rigs Division” for additional information on our tender rigs.

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

In May 2004, an enhanced version of our existing tender barge design (T-9) was delivered in Malaysia. The capital expenditure on this new unit was approximately U.S.$70 million. In April 2004, we entered into an agreement with Keppel FELS in Singapore to build a new semi-submersible self-erecting tender rig. Total capital expenditure for the new semi-tender (West Setia) is estimated at U.S.$94 million, of which Smedvig’s share is approximately U.S.$29 million. The agreement with Keppel FELS is based on the principle that Keppel shall build and own the semi-submersible hull, and we shall own the derrick equipment set. The agreement includes an option for Smedvig to purchase the semi-submersible hull during a ten-year period at a pre-agreed price.

In May 2005, we exercised our option under the agreement with Keppel FELS in Singapore to build a new semi-submersible self-erecting tender rig (semi-tender), West Setia II. Total capital expenditure for the new semi-tender is estimated at U.S.$ 105 million, of which our share is approximately U.S.$ 33 million. It is intended by the parties that Keppel will build and own the semi-submersible hull, and we will own the derrick equipment set. The new rig is scheduled for delivery in the fourth quarter 2006.

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

In 2004, we agreed to purchase the remaining 50% interests in both West Alpha and West Navigator, from Difko XLIV and Statoil, respectively. The total consideration for Difko XLIV’s interest in West Alpha was U.S.$75 million in cash combined with an additional payment of up to U.S.$5 million dependent of the price development of our share in the period until December 31, 2005. The agreement is effective from July 1, 2005. In November 2004, we aquired Statoil’s 50% share in West Navigator for U.S.$175 million in cash.

In June 2005, we agreed to invest U.S.$ 50 million in Eastern Drilling ASA, which represents an ownership interest in the company of 25 percent. The investment is made in relation to the construction of a new 6th generation semi- submersible drilling unit where we will be responsible for the construction, supervision, marketing and operations management. Samsung Heavy Industries in South Korea will construct the semi-submersible drilling rig. Our investment is estimated to total U.S.$ 550 million. The deepwater unit will be constructed for winter operations in northern areas with special focus on minimizing the exposure to the environment. We expect the drilling rig to be ready for delivery from the yard in the fourth quarter 2007, and commencement of operations is scheduled for the first quarter of 2008. The contract between Eastern Drilling ASA and Samsung includes an option for an identical unit on similar terms and conditions, which must be declared within 12 months from signing of the contract.

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

We perform drilling and maintenance services on fixed platforms in the North Sea. In November 1998, as a result of the decision to concentrate on geographic markets in which we had a large business volume, we sold our well services operations in the UK sector of the North Sea. However, in April 2004, we were awarded a contract with Shell UK Limited for platform drilling services and maintenance on 12 fixed installations on the UK continental shelf. The contract with Shell UK strengthens our position within platform drilling in the North Sea and represents a re-entry into a market of which we have thorough knowledge. We intend to maintain our leading position in the well services market in the Norwegian sector of the North Sea.

BUSINESS STRATEGY

Our strategy is to strengthen our position as a preferred provider of offshore drilling and well services and pursue growth in selected international market segments. We seek long-term contracts through well-established relationships with our customers.

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

After a favorable period for the offshore drilling and services industry beginning in the mid-nineties, which was characterized by an increase in expenditures for exploration, production and development by oil companies, oil prices decreased to their lowest level in real terms in 1998. As a result of this decrease, oil companies deferred their exploration programs and cut back on planned investments. This in turn had a negative impact on the drilling industry and resulted in reduced demand for drilling capacity, a general decrease in dayrates and a significant decrease in the utilization rate for the world’s rig fleet. Since the second half of 1999, oil prices have recovered and, as a result, utilization rates and day rates have rebounded. However, 2002 and 2003 were characterized by significant fluctuations in oil and gas prices and great uncertainties due to the trend in the world economy. This translated into weaker demand for drilling services in some market segments, especially the North Sea. In 2004, the oil and gas prices have continued to fluctate, but have risen overall and higher prices together with the oil companies’ declining oil reserves, has caused demand for drilling units to increase rapidly. For additional information about current market conditions, you should read “—Outlook”.

The following table shows the yearly average crude oil trading prices, natural gas contract prices and U.S. dollar/Norwegian kroner exchange rates for 2002, 2003 and 2004.

	2004	2003	2002
Crude oil (U.S.$ per barrel Brent blend)	38.0	29.1	25.0
Natural gas (NOK per scm)	1.10	1.02	0.95
Norwegian kroner/U.S. dollar exchange rate (yearly average)	6.74	7.08	7.93

Outlook

In 2004, the world consumption of oil and gas continued to grow at an increasing pace. This contributed to oil and gas prices reaching historical high levels and boosting activity for the oil and gas industry. The increased spending by oil companies on exploration and production (E&P) pushed the offshore drilling activity to the highest level seen since the oil price collapse in 1998. The International Energy Agency (IEA) indicates that the global energy demand is set to continue the upward trend with oil and gas consumption climbing annually by 1.7 percent to a level of 115 billion barrels-of-oil equivalent per year by 2030. Such growth in demand for energy should provide the oil industry with strong incentives to increase the E&P spending further with emphasis on exploration for new oil and gas reserves and a strong incentive to enhance the recovery rate from existing fields. We expect this could translate into increased demand in all three divisions.

A commonly held view in the oil industry is that the majority of potential new and large oil reserves are located in deeper waters. As a result, the oil companies have gradually over the years shifted expenditure on exploration from shallow water into deep waters. Following initial technological challenges, the industry has gained significant deepwater experience and the activities in deep waters are growing rapidly. In 2003, 65 percent of offshore discoveries were made in water depths greater than 1,000 meters. An estimated 60 percent of global discoveries larger than 100 million boe are now in deep waters. We expect the combination of increased exploration and production spending and focus on deeper waters to create an improved position for the greater part of the mobile fleet, since it is either tailor-made for deepwater operations or may be outfitted for deeper waters. We have increased our deepwater exposure by taking the tender rig concept into deeper waters presenting the oil companies with a cost-effective development-drilling alternative for deepwater benign environments.

Favorable energy prices make it attractive for oil companies to increase the recovery from existing fields causing significant additional investment in refurbishing existing platforms and infrastructure in order to extend the lifetime of producing reservoirs. This should provide good growth opportunities for the platform drilling and engineering activities in the well services division. Demand for work-over of existing subsea wells, the drilling of new and more complex wells in existing reservoirs and the development of smaller fields with tie-backs to existing infrastructure should contribute to higher demand for mobile units and tender rigs.

We believe that the outlook for our business units is favorable. At the end of first quarter 2005, we had a backlog of drilling contracts averaging 15 months for the mobile units, 18 months for the tender rigs and a satisfactory portfolio of well service contracts. We expect the current contract coverage combined with the market outlook will strengthen our financial situation creating a basis for increased activity and enhanced performance over time. We believe our financial position is sound. The above discussion contains forward-looking statements. You should read “Introduction: Cautionary Statement Regarding Forward-Looking Statements” in this annual report on Form 20-F for a more detailed discussion of forward-looking statements.

ORGANIZATIONAL STRUCTURE

The following are our “significant subsidiaries”, as that term is defined by applicable rules of the Securities and Exchange Commission.

Company Name	Country of Incorporation	Proportion of ownership Interest (1)
Smedvig Rig AS	Norway	100%
Smedvig Offshore AS	Norway	100%
AS Smedvig Prodrill	Norway	100%
Smedvig Asia Ltd	Hong Kong	100%

(1)	Ownership percentage reflects proportion of voting power, as well as economic interest in the company.

BUSINESS OVERVIEW

Business divisions

We have three business divisions:

•	Mobile Units;

•	Tender Rigs; and

•	Well Services.

For accounting purposes only, we also maintain an additional division, Discontinued Activities.

During 2004, 2003 and 2002, operations in the North Sea provided approximately 65%, 69% and 65% of our revenues and accounted for approximately 47%, 41% and 0% of our operating profit, respectively. The rest of the world, principally Southeast Asia, provided for approximately 35%, 31% and 35% of our revenues and accounted for approximately 53%, 59% and 100% of our operating profit in 2004, 2003 and 2002, respectively. In 2004, 2003 and 2002, 92%, 97% and 86%, respectively, of our North Sea revenues were attributable to Norway.

SEGMENTAL INFORMATION

The following table shows our principal capital expenditures by segment and by geographic area for 2004, 2003 and 2002:

	Year ended December 31,
	2004	2003	2002
	(NOK in millions)
By segment
Mobile Units	1,075	21	273
Tender Rigs	383	451	72
Well Services	23	40	9

Total	1,481	512	354

By geographic area
Norway	1,098	56	219
Brunei	—	120	2
Thailand	—	22	65
Malaysia	256	301	5
Singapore	116	—	—
Other	11	13	63

Total	1,481	512	354

We expect to finance our further capital expenditures out of cash generated by our operations, amounts remaining available under the two credit facilities in the aggregate amount of U.S.$750 million (of which U.S.$ 539 million is outstanding as of June 13, 2005), our long-term bonds and the issuance from time to time of short-term commercial paper. You should read “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Activities” for additional information on our financing.

The following table sets forth our revenues, income and assets by geographic area:

	Year ended December 31,
	2004	2003	2002
	(NOK in millions)
Revenues*
Norway	1,843	2,045	1,866
Congo	253	—	—
Thailand	207	278	328
Brunei	170	338	318
UK	151	54	189
Indonesia	149	135	—
Malaysia	144	159	399
Mauritania	110	28	—
Other	54	—	254

Total	3,081	3,037	3,354

Income (loss) before income taxes
Norway (1)	170	(398)	408
Congo	45	—	—
Thailand	50	55	93
Brunei	37	173	142
UK	24	(7)	(10)
Indonesia	54	36	—
Malaysia (2)	55	63	192
Mauritania	14	(14)	—
Other (3)	189	(46)	(1,374)

Income (loss) before income taxes and net financial items	638	(138)	(549)

	Year ended December 31,
	2004	2003	2002
	(NOK in millions)
Net financial items	(90)	(38)	(169)

Income (loss) before income taxes	548	(176)	(718)

Identifiable assets (4)
Norway	3,289	3,968	4,490
Congo	750	—	—
Thailand	290	542	490
Brunei	406	873	447
UK	88	—	186
Indonesia	576	638	—
Malaysia	402	152	529
Mauritania	2,146	15	—
Other (5)	151	1,387	1,398

Total	8,098	7,575	7,540

*	Revenues from non-affiliated customers.
(1)	Including a loss on the Balder dispute of NOK 668 million for the year ended December 31, 2003 and a gain on sales of assets of NOK 351 million for the year ended December 31, 2002.
(2)	Including gains on sale of T-2 and T-9 of NOK 15 million for the year ended December 31, 2004.
(3)	Including a partial reversal of a previous write-down of West Navigator of NOK 209 million for the year ended December 31, 2004 and a write-down of West Navigator of NOK 1,313 million for the year ended December 31, 2002.
(4)	A substantial portion of the Company´s assets are mobile drilling units. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.
(5)	Including West Navigator at NOK 943 million and NOK 982 million for the years ended December 31, 2003 and 2002, repectively. At December 31, 2004 West Navigator was operating in Mauritania.

The following table sets forth our revenues by category of activities (you should read note 3 in the Financial Statements for more segmental information):

	Year ended December 31,
	2004	2003	2002
	(NOK in millions)
Revenues*
Mobile Units	1,168	1,287	1,423
Tender Rigs	955	911	1,076
Well Services	958	838	855
Discontinued Activities	—	1	—

Total	3,081	3,037	3,354

*	Revenues from non-affiliated customers.

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

Drillships are self-propelled ships equipped for drilling. Drillships are positioned over the well through either an anchoring system or a computer-controlled thruster system similar to that used on semi-submersible rigs. Certain drillships are capable of drilling in water depths of more than 6,000 feet, where jack-ups and other bottom-supported rigs are technologically incapable of operating.

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

On a worldwide basis, only eight drilling units currently combine deepwater capabilities and dual handling capacity. In addition, West Navigator and West Venture are the only deepwater units with dual handling capacity that are tailor-made for operations in arctic and harsh environments.

In 2004:

•	all our rigs were employed in the Norwegian sector of the North Sea with the exception of West Navigator;

•	West Navigator had assignments in the United Kingdom and Mauritania; and

•	the utilization rate of our mobile units averaged 89%.

In December 2002 we decided to sell the third-generation semi-submersible drilling unit Ocean Vanguard. The purpose of the divestment was to release capital for new investment and focus on modern and technologically advanced drilling units for harsh environment and deep waters.

In 2004 and 2003, our Mobile Units division accounted for approximately 38% and 42% of our revenues. Operating profit for the division in 2004 was NOK 89 million as compared to a operating profit of NOK 129 million in 2003. The decrease in operating profit was mainly due to a lower dayrate, a lower U.S.$/NOK exchange rate and the fact that the first half of 2003 included a contribution related to the management of the leased-back semi-submersible rig Ocean Vanguard.

West Alpha. During 2004 the fourth-generation semi-submersible rig West Alpha worked for Statoil on the Heidrun and Kristin fields in the Norwegian Sea. In March 2004, the rig had a 40-day yard-stay in connection with a five-year mandatory classification survey. The unit is on a firm contract with Statoil until August 2005, but the contract with Statoil contains options to extend the period until February 2006. In September, Smedvig entered into an agreement to acquire the remaining 50 percent ownership interest in West Alpha, increasing Smedvig’s ownership share to 100 percent with effect from July 1, 2005. The purchase price is U.S.$ 75 million combined with an additional payment dependent on the price development of Smedvig’s Class A share in the period prior to December 31, 2005. The additional payment is capped at U.S.$ 5 million. In March 2005, we were awarded a letter of intent by Statoil, on behalf of a consortium consisting of Norsk Hydro, Eni Norge, Norske Shell and Statoil, for West Alpha. The drilling assignment has a three-year duration. Commencement of operations is in direct continuation of present operations, scheduled for February 2006. Under the letter of intent, West Alpha will be mainly drilling exploration wells on the Norwegian continental shelf.

West Epsilon. In 2004, the jack-up rig West Epsilon continued the current contract with BP on the Valhall field in the Norwegian sector. As a result of a dispute between the Norwegian Shipowners Association and the Federation of Oil Workers Trade Unions (OFS), the activity on the jack-up was shut down from September to October. Over the course of the year BP exercised several of their options to extend the contract. The current firm contract is expected to keep the unit employed until October 2005. In addition, there is an option in the contract which, if exercised, would keep the unit employed until May 2007.

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

Since March 2000, the rig has been drilling on the Troll field offshore Norway for Norsk Hydro and has demonstrated substantial drilling efficiency improvements in drilling and completion operations compared to conventional drilling. In January 2004, we signed an agreement with Norsk Hydro to extend the duration of the drilling contract for the unit. The extension of the drilling contract has a firm duration of two years and annual renewal options for five additional years. In March 2004, the unit had a short yard-stay in order to repair one of the columns of the hull after a supply vessel delivering supplies ran into and caused minor damage to the hull.

West Navigator. In February 2000, we took delivery of West Navigator. Immediately after delivery, the ship began drilling operations for Statoil in the Norwegian sector of the North Sea. This vessel is equipped with RamRig, a full dynamic positioning system, a high deck load capacity and a deepwater drilling capability of 8,200 feet. We have operational responsibility for, and a 50% ownership interest in, the drillship, in which Statoil ASA has the remaining 50% ownership interest. The investment cost for the drillship was approximately U.S.$660 million at delivery, a significant increase from the original estimate of U.S.$250 million. The increase in cost was primarily due to design modifications, weight increases, delays in equipment deliveries, equipment for deeper waters and tight time schedules.

In 2002, the drillship was written down by NOK 1,313 million. The write-down was triggered by our impairment analysis under the new Norwegian accounting standard for impairment of assets, implemented by us in 2002. For additional information on this write-down, you should read note 6 to the consolidated financial statements.

Over the course of the year, the drillship West Navigator, was docked in Algeciras, Spain, until the unit commenced operations for Statoil in the Norwegian Sea. In May 2004, West Navigator moved to U.K. waters to perform drilling services for ChevronTexaco and Amerada Hess. Thereafter, the drillship returned to West Africa for an 11-month contract with Woodside offshore Mauritania. In March 2004, we were awarded a letter of intent by A/S Norske Shell to employ West Navigator in the Ormen Lange field in the Norwegian Sea. The assignment includes drilling eight deepwater wells, with options for four additional wells. The commencement is scheduled in October 2005. The drilling period for the firm part of the contract is estimated at 740 days, while the option period could have a duration up to one year. In fourth quarter 2004, we purchased Statoil’s 50% ownership in the drillship for U.S.$175 million in cash. The purchase agreement provided that we received 100% of West Navigator’s cash flow from May 1, 2004 until November 15, 2004 as part of the purchase price. Cash flow from November 15, 2004 is part of our operating profit.

The following table sets forth certain information concerning our mobile drilling units:

Mobile Drilling Units

Type and Name	Ownership %	Maximum Water Depth Capability (ft)	Variable Deck Load (MT)	Attributes	Year Built/ Latest Enhancement	Customer as of June 1, 2005	Estimated Contract Expiration as of June 1, 2005
Semi-submersibles
West Venture (fifth-generation)	100.0	5,500	5,000	DP, DD, TDS 4M 15K	2000/-05	Norsk Hydro	August 2006/ Options for further five years

West Alpha (fourth-generation)	53.4	2,500	5,000	SP, TDS, 3M, 15K	1986/-99	Statoil	February 2009

Drillship
West Navigator	100.0	8,200	5,800	DP, DD, 3M, TDS, 15K	2000/-04	Woodside	September 2005
						Shell	Second half of 2007/ Options for one further year
Ultra-large Jack-up
West Epsilon	100.0	380	3,350	IC, SO, TDS, 3M, 15K	1993	BP	October 2005 Options for 13 wells

Attributes

DP = Dynamic Positioning	IC = Independent-Leg Cantilevered Rig	SP = Self-Propelled	4M = Four Mud Pumps
DD = Dual Derrick	SP = Skid-Off Capability	TDS = Top-Drive Drilling System	3M = Three Mud Pumps
15K = 15,000 psi Blow-Out Preventer

We generally seek to secure long-term contracts for our mobile drilling units under favorable market conditions that allow for attractive fixed and incentive-type dayrate structures. Our contracts for mobile drilling units provide for a basic drilling dayrate and some provide for a lower or zero dayrate during periods of mobilization or when drilling operations are interrupted or restricted by equipment breakdowns, adverse environmental conditions or other conditions beyond our control. The contracts also contain clauses pursuant to which the customer assumes responsibility for all or a substantial part of any changes in personnel, insurance or other costs, subject to certain limitations. The initial terms of our current mobile drilling contracts generally expire on the estimated expiration date specified in the table above, which our customers may extend through the exercise of options provided for in certain of the contracts. There can be no assurance that such contracts will be renewed or extended following their expiration or termination, that new contracts will be available or, if contracts are available, that they will provide revenues adequate to cover all fixed and variable costs associated with the rigs. At December 31, 2004, we had 15 months of average contract coverage for our mobile units, compared to nine months at December 31, 2003.

The following table sets forth certain information of our rig utilization during the past three years, ending December 31, 2004:

Mobile Drilling Fleet Utilization (1)

	Averages for Year Ended December 31,
	2004	2003	2002
Fifth-Generation Semi-submersibles
Supply(2)	1.0	1.0	1.0
Utilization	96%	99%	84%
Fourth-Generation Semi-submersibles
Supply	1.0	1.0	1.0
Utilization	83%	91%	52%
Other Semi-submersibles
Supply	0.0	0.0	1.0
Utilization	—	—	100%
Jack-ups
Supply	1.0	1.0	1.0
Utilization	98%	99%	83%
Drillships
Supply	1.0	1.0	1.0
Utilization	80%	67%	67%

(1)	Data for each period is based on all rigs operated during such period. Statistics have been determined under the “revenue method”, which is the ratio of the contractual revenue actually generated to the maximum potential revenue obtainable pursuant to the operating contract.
(2)	Supply figures represent the number of active vessels in Smedvig’s fleet adjusted for the percentage of the year in service under Smedvig’s ownership.

Tender Rigs Division

We are one of the world’s leading operators of self-erecting tender rigs. Through our wholly owned subsidiary, Smedvig Asia Ltd., we have more than 30 years of offshore operating experience in the Southeast Asia region, where we are one of the largest operators of self-erecting tender rigs used for production drilling and well maintenance. We aim to further increase our involvement in production drilling in Southeast Asia. This strategy entails an organic expansion of the tender rig fleet to maintain our market position. We anticipate that the market in Southeast Asia will demand more advanced units in the longer term due to the development of new and improved technology and drilling in deeper waters that requires higher drilling and deck load capabilities than traditional tender rigs. In order to meet this challenge, we took delivery of one advanced semi-submersible tender rig in 2004 and have one under construction together with the Singaporean shipyard Keppel Shipyard, which we expect to be delivered in the third quarter of 2005. The new semi-submersible tender rig will initially be partially owned by each of Keppel FELS and Smedvig and operated and managed by Smedvig for a ten-year period, during which time Smedvig will have an option to acquire 100% of the rig at an agreed price. An additional semi-submersible tender rig was ordered in 2005 for delivery in 2006 at the same conditions as the semi-submersible tender rig now being built.

As of December 31, 2004, we operated a fleet of ten self-erecting tender drilling rigs, which represents approximately 48% of the world’s fleet of this type of drilling unit. We wholly own six of the units, while Varia Perdana owns the remaining four.

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

There are two types of self-erecting tender rigs: the traditional mono-hull purpose-built barge and the newer, semi-submersible tender rig (semi-tender). The semi-tender has a hull design that allows for operations in rougher weather conditions. There are four units of the semi-submersible design worldwide, three of which are owned and operated by us (West Pelaut, West Menang and West Alliance). Historically, the use of self-erecting tender rigs has been important in Southeast Asia because it allows development and workover operations to be done on small fixed platforms, without the need for permanently installed drilling packages.

The average utilization rate for the units was 90% as compared to 94% in 2003 due to mandatory five-year classification surveys, yard-stays and temporary lay-up periods for various tender rigs during the year. Operating profit decreased to NOK 233 million from NOK 326 million in 2003 due to lower utilization of the tender rig fleet and a lower U.S.$/NOK exchange rate.

In 2004, the market conditions for tender rigs experienced a temporary slow-down as several development projects in Southeast Asia were pushed out in time. Nevertheless we secured new contracts for our available units, in addition, several oil companies exercised options to extend the duration of certain contracts for our units.

Currently, eight of our tender rigs are employed in Southeast Asia, while two have operation in West Africa. At December 31, 2004, the average contract coverage for our tender rigs was 18 months, compared to 24 months at December 31, 2003.

The table below sets forth certain information concerning our tender rig fleet:

Tender Rig Fleet

Rig Designation	Ownership %	Year Built/ Latest Upgrade	Customer as of June 1, 2005	Estimated Contract Expiration as of June 1, 2005 (1)
T-3(2)	49	1980/1998	PTT	December 2006/Option for six additional months
T-4	100	1981/2003	Unocal	April 2008
T-6(2)	49	1983/1998	Petronas Carigali	January 2006
T-7	100	1983/1995	Unocal	July 2006
T-8	100	1982/1998	Total	December 2005/Option for three additional months
T-9(2)	49	2004	Esso	January 2006/Option for one additional year
Teknik Berkat(2)	49	1991	Petronas	July 2005
West Pelaut	100	1994	Shell Brunei	April 2009/With 5 one-year options
West Menang	100	1999	Total	August 2006/Option for eighteen additional months
West Alliance	100	2001	Shell	January 2005/Option for six additional months
West Setia	100	2005	Newbuilding	December 2007

(1)	The duration of the contracts depends on the oil companies’ drilling programs. The above-mentioned dates are therefore estimated ending dates.
(2)	Varia Perdana, a Malaysian joint-venture company in which we own a 49% interest, wholly owns the company Crest Tender Rigs, who owns the rigs T-3, T-6, T-9 and Teknik Berkat.

T-2. In 2004, tender rig T-2 worked for Exxon Mobile Exploration and Production Malaysia Inc (EMEPMI) in Malaysia until the unit was replaced by T-9 in July 2004. As a consequence of the condition and the age of the barge it was resolved to retire T-2 as of July 2004.

T-3. In 2004, tender rig T-3 continued its work for Petronas Carigali in Malaysia until July and was thereafter laid-up in Malaysia for the remainder of the year. In February 2005, following a mandatory five-year classification survey, the unit commenced a three-month operation for Unocal in Thailand. Thereafter the tender rig commenced an 18 month contract, with options for an additional six months, in Thailand for PTT Exploration and Production Company.

T-4. In 2004, T-4 continued its work for Unocal in the Gulf of Thailand under a long-term contract that runs until April 2008.

T-6. In 2004, T-6 continued its work for Petronas Carigali in Malaysia. The long-term contract was extended by one year to January 2006.

T-7. In 2004, T-7 continued drilling operations in Thailand for Unocal. The long-term contract ends in the third quarter of 2006.

T-8. During the first months of 2004, T-8 undertook a five-year mandatory classification survey. The tender rig was thereafter relocated to Congo, West Africa, where the unit commenced operations for Total in May. The assignment for T-8 has been extended to December 2005.

T-9. In June 2004, the newbuilt tender barge T-9 was delivered and subsequently replaced the T-2 unit. T-9 continued the contract with ExxonMobil in Malaysia, a contract that in the fourth quarter was extended by 12 months from January 2005 to January 2006.

Teknik Berkat. In January 2004, Teknik Berkat was added to the Crest Tender Rigs fleet. The tender rig worked for Petronas Carigali through the year with the exception of a short lay-up period from late September to November. The current contract with Petronas Carigali extends to July 2005.

West Pelaut. In 2004, the semi-tender West Pelaut continued the operations for Brunei Shell under a long-term contract that extends until April 2009.

West Menang. During the first months of 2004, West Menang undertook a five-year mandatory classification survey. The tender rig was thereafter relocated to Congo, West Africa, where the unit commenced operations for Total in June. The firm contract extends until August 2006 with options for Total to extend the assignment by another 550 days.

West Alliance. In 2004, the semi-tender West Alliance performed deepwater operations for Unocal offshore east Borneo in Indonesia, the first deepwater assignment ever for a self-erecting tender rig. The original contract with Unocal was supposed to last until February 2006. However, due to postponed installation of the second TLP on the West Seno field, Smedvig was notified by Unocal of an early termination of the contract with effect from December 2004. In January 2005, the semi-tender commenced a new 12 months contract with Shell and is currently operating offshore Sarawak. Shell has an option to extend the contract for a further six months.

West Setia. In March 2004, the Company announced a co-operation agreement with Keppel Shipyard for the purpose of building a new semi-tender. Total capital expenditure is estimated at U.S.$ 94 million, of which Smedvig’s share is approximately U.S.$ 29 million. The agreement is based on the principle that Keppel shall build and own the hull, while Smedvig shall own the derrick equipment set. For a period of ten years, Smedvig shall be responsible for marketing, managing and operating the rig. Smedvig has an option to purchase the hull at a pre-agreed price at any time during the management period. West Setia is particularly well suited for deepwater drilling operations in combination with floating wellhead platforms. Delivery is scheduled for August 2005. Smedvig has an option to build another semitender based on a similar co-operation arrangement.

In February 2005, Smedvig was awarded an 800-day contract for West Setia by Murphy for deep waters in Malaysia. Commencement is scheduled for September/October 2006. This project will be the first ever to utilize a tender rig for drilling from a Spar platform. In April 2005, we were awarded a letter of intent by Shell in Brunei for West Setia with a firm duration of six months and an option for another six months. Commencement of operations is scheduled for August 2005, following delivery of the rig from the yard Keppel FELS.

The following table sets forth certain information of the utilization of our tender rig for the last three years:

Tender Rig Utilization (1)

	2004	2003	2002
	Company	Company	Company
Supply(2)	10	9	9
Utilization	90%	94%	99%

(1)	Data for each period is based on all rigs owned and operated during such period. Statistics have been determined under the “working method”, which is the ratio of the number of rig days in operation to the total number of rig days available.
(2)	Supply figures represent the number of active vessels in Smedvig’s fleet adjusted for the percentage of the year in service under Smedvig’s ownership.

Well Services Division

We aim to maintain our strong positions in the platform production drilling and the well services markets in the Norwegian sector of the North Sea as well as pursue selected international opportunities. We target to deliver safe, innovative and efficient well services through experienced and skilled employees and quality management systems. In this process, long-term relationships with oil companies are essential. The Company targets a growing market for upgrading, maintenance and modification work of drilling equipment, facilities and related systems.

In 2004, we performed production drilling and maintenance activities on several fixed installations in the Norwegian and UK sector of the North Sea. In addition:

•	we conducted well service operations from a number of mobile drilling rigs and fixed installations; and

•	we completed several projects to modify and upgrade equipment on fixed installations.

In 2004, the Well Services division accounted for approximately 31% of our revenues, compared to 28% in 2003. The increase was mainly a result of the commencement of the platform drilling contract with Shell in the UK sector as well as start-up of operations for Statoil on the Gullfaks platforms. Operating profit increased to NOK 92 million in 2004 from NOK 88 million in 2003.

Statfjord (Statoil).Over the course of 2004, drilling and maintenance operations as well as modification and upgrading of drilling equipment were performed for Statoil on the A, B and C platforms on the Statfjord field. We have been involved in operations on the Statfjord field since 1982. In the third quarter, we were awarded a four-year contract extension by Statoil for the Statfjord platforms.

Gullfaks (Statoil). In June 2004, we were awarded a new four-year platform drilling contract by Statoil for the Gullfaks A, B and C platforms. The commencement of the platform drilling and maintenance operations on the Gullfaks A, B and C platforms took place in October 2004.

Veslefrikk (Statoil). Veslefrikk was the first field in the Norwegian North Sea to be developed with a floating production unit. A semi-submersible drilling rig was converted to a production unit, complete with living quarters and processing equipment, and renamed Veslefrikk B. In addition to our drilling crew, the Veslefrikk B complement consists of our maritime crew, which serves in the maritime control room. This room is similar to the bridge on a ship and is responsible for mooring, positioning, ballasting and operating cranes. The drilling equipment is installed on a fixed wellhead platform, Veslefrikk A. In 2003, we conducted drilling operations on the A platform and supplied maritime personnel on the B platform for Statoil. The contract on Veslefrikk has a duration through the field lifetime, currently estimated to extend to 2015.

Ula/Valhall (BP). In 2004, we performed drilling and maintenance operations on the Ula and Valhall fields. The work-scope included extensive upgrading project work in preparation for drilling as well as supporting BP with personnel for the new Valhall water injection platform. The contract with BP for the Ula and Valhall fields was extended to the end of 2005. In addition, BP has options for one-year extensions.

Gyda (Talisman). In 2004, we continued drilling operations and maintenance work on Gyda. The contract with Talisman Energy was extended by one year from December 2004 to December 2005.

United Kingdom (Shell). In April 2004, we were awarded a contract for platform drilling services and maintenance by Shell UK Limited on 12 fixed installations on the UK continental shelf. The drilling assignment has an initial term of four years with two options to renew for two years each. The contract employs approximately 200 people, who mainly are recruited locally. The operations are managed from a newly-established office in Aberdeen and include platform drilling on Brent A, B, C and D, Nelson, Auk, Cormorant Alpha, Dunlin, Eider, Fulmar, North Cormorant and Tern.

Wireline Services. We provide wireline well intervention for the purpose of electronically or mechanically processing or obtaining data from live wells. The wireline business performed operations for ConocoPhillips, Norsk Hydro, Pertra, Schlumberger, Shell and Statoil. In 2004, the business showed a seven percent growth in revenues and operating profit in the order of seven percent. At year-end, the average contract coverage for wireline services was 12 months.

The following table sets forth the status of our contracts for fixed well service projects:

Fixed Installations

Field	Customer	Contract Awarded	Estimated Contract Expiration as of June 1, 2005
Norway
Statfjord A, B and C	Statoil	July 1982/June 2004	September 2008
Gullfaks A, B and C	Statoil	June 2004	September 2008/Three additional two-year options
Veslefrikk A and B	Statoil	July 1987	Field lifetime (1)
Ula/Valhall	BP	March 2000	December 2005/Option for one additional year
Gyda	Talisman	March 2000	December 2005/Option for one additional year

United Kingdom
12 fixed installations	Shell UK	April 2004	June 2008/Two additional two-year options

(1)	Expected to be until 2015.

Sales and marketing

Our marketing staff and our senior executives in each division are in regular contact with our existing and potential customers. We respond to requests for tenders and proposals through both informal discussions and formal presentations. In addition, we actively seek opportunities to promote the use of our assets and services.

Customers

In the last five years, we have provided offshore drilling and other services to many leading international oil and gas companies, including Statoil, Norsk Hydro, Phillips Petroleum, Esso, Total, Amerada Hess, BP, Unocal, Shell, Petronas, ExxonMobil, Thaipo and PTTEP. Our three largest customers in 2004 were Statoil, Norsk Hydro, and BP, which accounted for 28%, 17% and 13% of our consolidated revenues, respectively. Our three largest customers during 2003 were Statoil, Norsk Hydro and BP, which accounted for 23%, 22% and 20% of our consolidated revenues, respectively, while our three largest customers during 2002 were Norsk Hydro, BP and Statoil, which accounted for 28%, 14% and 14% of our consolidated revenues, respectively.

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

Through the EEA agreement, most rules and regulations in the EU bind Norway. For state subsidies the EU has set up certain guidelines known as the State Aid Guidelines. These guidelines have recently been revised with a deadline for implementing the amendments in the national legislation set at June 30, 2005. One element in the revised guidelines is the definition of activities known as “maritime transport”. In this connection, some uncertainty has been introduced as to whether mobile units in the offshore oil and gas industry will qualify as “maritime transport” in the future.

On March 11, 2005 the Norwegian Ministry of Finance issued a discussion paper with proposed changes to the Norwegian tax scheme for ship and rig owning companies. The paper states that mobile drilling units will no longer qualify as maritime transport. Furthermore, it is suggested and anticipated that companies that do not qualify to stay in the tax scheme will be given a transitional period to the end of 2005 to facilitate adjustments to the proposed changes. The Company is of the opinion that this change is of such significance that transitional rules to mitigate the tax burden of being excluded from the tax scheme must be evaluated carefully by the Ministry of Finance. Smedvig will take an active part in a process to establish such transitional rules. If no transitional rules are provided for, the Company will recognize income tax expenses of approximately NOK 850 million, which will be payable based on the declining balance method at 20 percent per annum. At December 31, 2004, the Company had a tax asset derived from tax loss carry forwards amounting to NOK 179 million. This tax asset may be utilized to reduce the effect of any increase in payable taxes. On June 17, 2005, the Norwegian Parliament requested that the Government propose transitional rules that do not result in an unreasonably high impact on the annual income tax expense or the financial position of rig owning companies during the transition years. It is unclear how this will impact the Company at this time. The proposal must be presented as part of the Norwegian Government budget for 2006.

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

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

The following discussion should be read in conjunction with our audited consolidated financial statements, the notes to such statements and the other information included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with Norwegian GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of differences between Norwegian GAAP and U.S. GAAP and a reconciliation of net income for each of the years in the three-year period ended December 31, 2004, and shareholders’ equity as of December 31, 2004, 2003 and 2002 from Norwegian GAAP to U.S. GAAP, you should read note 29 to our consolidated financial statements.

We are exposed to risks and uncertainties which could have a material adverse effect on our business, financial condition, liquidity, results of operations or prospects. Such risks and uncertainties relate to, among other things:

•	trends in the oil and gas industry;

•	the political and economic environments of the countries in which we operate;

•	our exposure to currency exchange rate fluctuations; and

•	the capital-intensive nature of our business.

You should read “Item 3: Key Information—Risk Factors” for a more detailed discussion of these risks and uncertainties. In addition, this Item 5 contains forward-looking statements. You should read “Introduction: Cautionary statement regarding forward-looking statements” in this annual report on Form 20-F for a more detailed discussion of forward-looking statements.

Analysis of Business

Geographic segments. Approximately 65%, 69% and 65% of our revenues for the years ended December 31, 2004, 2003 and 2002, respectively, were attributable to our North Sea activities. In 2004, 2003 and 2002, 92%, 97% and 86%, respectively, of such North Sea revenues were generated in Norway. Revenues attributable to activities in the Congo represented approximately 8% of our revenues for the year ended December 31, 2004, while we had no operation there in 2003 and 2002. Revenues attributable to Thailand represented approximately 7%, 9% and 10% of our revenues for the years ended December 31, 2004, 2003 and 2002. Revenues attributable to Brunei represented approximately 6%, 11% and 9% of our revenues for the years ended December 31, 2004, 2003 and 2002. Revenues attributable to UK represented approximately 5%, 2% and 6% of our revenues for the years ended December 31, 2004, 2003 and 2002. Revenues attributable to Indonesia represented approximately 5%, 4% and 0% of our revenues for the years ended December 31, 2004, 2003 and 2002. Revenues attributable to Malaysia represented approximately 5%, 5% and 12% of our revenues for the years ended December 31, 2004, 2003 and 2002. Revenues from activities elsewhere represented approximately 5%, 1% and 8% of our revenues for the years ended December 31, 2004, 2003 and 2002. You should read note 3 to our consolidated financial statements for additional information on our revenues.

Industry segments. As of December 31, 2004, we had three divisions: Mobile Units, Tender Rigs and Well Services. For accounting purposes only, we also maintain a fourth division, Discontinued Activities.

The following table sets forth the revenues and operating profit (loss) by division and consolidated cash flow information for the periods indicated:

	Year ended December 31,
	2004	2003	2002
	(NOK in millions)
Revenues
Mobile Units	1,168	1,287	1,423
Tender Rigs	955	911	1,076
Well Services	958	838	855
Discontinued Activities (1)	—	1	—

Total revenues	3,081	3,037	3,354

Operating Profit (loss)
Mobile Units	89	129	(87)
Tender Rigs	233	326	443
Well Services	92	88	63
Discontinued Activities (1)	—	(13)	(6)

Total operating profits	414	530	413

Cash Flow
Net cash flow provided by operating activities	587	271	645
Net cash provided by (used in) investing activities	(1,425)	(472)	101
Net cash provided by (used in) financing activities	608	610	(999)

(1)	The only activity remaining under Discontinued Activities is the Balder litigation.

Mobile Units – Market and Prospects

In 2004, the demand for high-quality shallow water jack-up capacity remained strong with worldwide utilization for harsh environment jack-ups at approximately 96% at year-end. For deepwater units, particularly ultra-deepwater units, the market improved sharply in 2004. At year-end, the utilization for deepwater units was approximately 89% while the utilization for the ultra-deepwater rigs was 100%. For semi-submersibles and drillships, the worldwide utilization rate improved from 75% to 83%. In the North Sea the utilization rate for semi-submersible units climbed from 55% in 2003 to 83% in 2004, and at the end of 2004 the utilization in Norway was 94%.

We consider the outlook for the mobile units business to be favorable. This view is based on the fact that oil companies have significantly increased their spending on both exploration and development drilling activities and that the supply of modern mobile units is limited. As a result of years of declining reserve replacement/production ratio for oil companies which has coincided with a strong increase in world demand for oil and gas (and consequently higher oil and gas prices), it is expected that oil companies will need to spend more on drilling in the years to come.

Tender Rigs – Market and Prospects

In 2004, the overall market for tender rigs experienced a temporary slowdown as several drilling projects in Southeast Asia were transferred to a later stage. As a result, we had two units laid up for short periods during the year. As of May 2005, all of the our tender rigs are on contract. Based on already discovered oil and gas reserves as well as planned field developments in Southeast Asia and West Africa, we believe that the demand for tender rig capacity will increase over the next years. As a supplement to the tender-rig operations in conventional water depths, indications are that the application of tender assisted drilling operations in deeper waters is on an upward trend. Tender rigs, in combination with floating platforms such as tension leg platforms (TLPs) and Spars, will provide the oil companies with a cost-effective drilling solution in developing deepwater fields in benign environments. Feedback from oil companies suggests that several field developments based on this concept are being evaluated. A deepwater market for tender rigs will provide an opportunity for longer term organic growth of the tender rig business.

In 2004, the utilization rate was 90%, down from 94% in 2003. The decrease was due to mandatory five-year classification surveys, yard-stays and temporary lay-up periods for various tender rigs during the year. Based on our expectations, T-3, T-6 and Teknik Berkat will have classification surveys during 2005.

Well Services – Market and Prospects

In recent years, field developments in the North Sea have increasingly been based on floating production and sub-sea production solutions that require production drilling by mobile units. Despite this trend, the demand for traditional platform drilling services has remained solid. The continued focus on research and development in the oil and gas industry has pushed the recovery rate for existing and new fields to new highs, resulting in significantly extending the production lifespan of many existing fields. In addition, oil prices have increased sharply from the lows observed in the late 1990s. The combination of access to new cost efficient technologies and high oil prices has made it increasingly attractive for oil companies to reinvest in existing infrastructure as well as to upgrade existing drilling facilities in order to produce more of the oil and gas reserves in mature fields. Based on the world’s increased consumption of energy, we believe the demand for additional drilling and well services for mature fields in the North Sea will continue to remain at a high level in the years to come. As a result of the extended lifespan for mature fields, demand for services related to the upgrade and modification of drilling facilities is expected to increase.

Material Risks and Uncertainties

Impact of trends in oil and natural gas prices and other operational risk. Demand for our services depends on oil and gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of other economic and political factors that are beyond our control. Demand for our drilling units and services is particularly sensitive to the level of development, production and exploration activity of, and the corresponding capital spending by, oil and natural gas companies. Any prolonged reduction in oil and natural gas prices would depress the level of exploration, development and production activity. Lower levels of such activity would result in a corresponding decline in the demand for our drilling units and services and a decrease in our utilization rates and dayrates, which could have a material adverse effect on our revenues and profitability.

Our operations are subject to hazards inherent in the drilling of offshore oil and gas wells. Moreover, operations may be suspended because of equipment breakdowns, abnormal drilling conditions and failure of subcontractors to supply goods or perform services. The drilling contracts include clauses that give the customer the right to terminate the contracts under certain circumstances. Such early termination may significantly impact our earnings and financial position. However, the contracts usually contain clauses that provide us with some financial compensation in the event of early termination not attributable to circumstances caused by us.

Impact of foreign currency risk. We generate most of our revenues in U.S. dollars and our assets are valued in U.S. dollars. Consequently, we benefit from a strong U.S. dollar. In order to limit our currency risk, we finance our assets through the issuance of U.S. dollar-denominated debt. At year-end, the long-term interest-bearing debt totaled U.S.$632 million, corresponding to NOK 3,828 million. Our interest payment obligations under the loan agreements are based on floating rates. In order to mitigate the interest rate exposure, we have entered into fixed-rate agreements for some of our debt. The operations normally generate a surplus of U.S. dollars, and we therefore depend on selling U.S. dollars to cover expenses in Norwegian kroner and other currencies.

You should read “—Operating Results—Year ended December 31, 2003 compared to year ended December 31, 2002—Revenues” below for information on the impact of the lower U.S. dollar/Norwegian kroner exchange rate on our revenues in 2004 and 2003.

OPERATING RESULTS

Overview

The following table sets forth certain income and expense items as a percentage of total revenues for the periods indicated:

	Year ended December 31,
	2004	2003	2002
Revenues	100%	100%	100%
Operating Expenses:
Personnel costs	47	45	44
Other operating expenses	28	26	31
Depreciation	12	12	13

Total operating expenses	87	83	88

Operating profit:	13	17	12

Interest income	0	0	1
Interest expense	(4)	(4)	(7)
Other financial items	1	2	1

Net financial items	(3)	(1)	(5)

Other items	7	(22)	(39)
Gains on sale of assets	1	—	11

Income (loss) before income taxes	18	(6)	(21)

Income tax expense (benefit)	(3)	3	(3)

Net income (loss)	15	(3)	(24)

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

Mobile Units Division. We derived approximately 38%, 42% and 42% of our revenues for the years ended December 31, 2004, 2003 and 2002, respectively, from our Mobile Units division. Our Mobile Units division generated approximately NOK 1,168 million, NOK 1,287 million and NOK 1,423 million in revenues for the fiscal years ended December 31, 2004, 2003 and 2002, respectively. Our Mobile Units division had NOK 89 million in operating profit, NOK 129 million in operating profit and NOK 87 million in operating loss for the fiscal years ended December 31, 2004, 2003 and 2002, respectively.

All of our semi-submersible and jack-up rigs are currently employed offshore Norway, while the drillship is employed offshore Mauritania. We believe that the employment of our mobile drilling assets under contract will reduce our exposure to market variations and fluctuations in oil prices over the next year. Revenues are also affected by rig mobilizations, demobilizations and time out-of-service. The termination of certain contracts, or their expiration if not renewed or replaced, can also adversely affect our results of operations and liquidity. You should read the table captioned Mobile Drilling Units under “Item 4: Information on the Company—Business Overview—Business divisions—Mobile Units Division” for additional information on our Mobile Units division.

Tender Rigs Division. Substantially all of our revenues from tender rig operations are derived from Congo, Thailand, Brunei, Indonesia and Malaysia. We derived approximately 31%, 30% and 32% of our revenues for the years ended December 31, 2004, 2003 and 2002, respectively, from our Tender Rigs division. Tender rig contracts generated approximately NOK 955 million, NOK 911 million and NOK 1,076 million in revenues and approximately NOK 233 million, NOK 326 million and NOK 443 in operating profit for the years ended December 31, 2004, 2003 and 2002.

We believe that the market outlook for tender rigs in Southeast Asia should remain stable due in part to rising energy consumption and an anticipated increase in new field developments in the region. However, future developments in this market are difficult to predict. We own a 49% interest in Varia Perdana, which owns four tender rigs. In April 2004, we entered into an agreement with Keppel FELS, Malaysia Shipyard and Engineering for the purpose of building a new tender rig. The unit is scheduled for delivery in the third quarter of 2005, and capital expenditure is estimated to be U.S.$94 million (NOK 569 million). You should read “Item 4: Information on the Company—Business Overview—Business divisions—Tender Rigs Division” for additional information on the operations of our Tender Rigs division.

Well Services Division. We have a portfolio of high quality, long-term contracts for well service operations in the North Sea. We derived approximately 31%, 28% and 26% of our revenues for the years ended December 31, 2004, 2003 and 2002, respectively, from our Well Services division. Our Well Services division generated approximately NOK 958 million, NOK 838 million and NOK 855 million in revenues and NOK 92 million, NOK 88 million and NOK 63 million in operating profit for the years ended December 31, 2004, 2003 and 2002, respectively.

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

Discontinued Activities. The only activity reported under Discontinued Activities is expenses related to the Balder litigation in 2003.

Operating expenses

Our operating expenses, which consist of personnel, other operating expenses (repair and maintenance, insurance and administrative costs, amortization and depreciation), generally vary from region to region. Operating expenses are generally higher in Norway and the North Sea than in Southeast Asia, due to the harsh environment in the North Sea and to higher personnel costs resulting from higher North Sea wages and other worker benefits. In general, operating expenses are not affected by changes in dayrates or significantly impacted by fluctuations in utilization, but tend to be higher during periods when rigs are operated under shorter term contracts. The largest expense items are personnel costs and depreciation. Personnel costs vary depending on headcount, geographic region and complexity of operations. We are generally able to offset in part the impact of pay increases for crews employed in well services and for mobile drilling operations under long-term contracts since most of our contracts for such services contain clauses that entitle us to an increase in dayrates corresponding to relevant pay increases.

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

Interest income

Interest income is earned on our interest-bearing current assets, which primarily consist of bank deposits and bonds.

Interest expense

Interest expense comes primarily from long-term interest-bearing debt, of which 86% is denominated in U.S. dollars, and is dependent on U.S. dollar interest rates. The remaining debt is Norwegian kroner-denominated. You should read “—Liquidity and Capital Resources” for additional information on our long-term interest-bearing debt. Interest expenses relating to upgradings and newbuildings are capitalized.

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

Other items (gain (loss) on sale of assets)

As part of our strategy, we acquire and dispose of assets. From time to time our gains (losses) on sales of assets and termination expenses have had a significant impact on our net income. In 2004, other items include the reversal of impairment charge of West Navigator of NOK 209 million. In addition, we recorded gains on sales of T-9 and T-2 totalling to NOK 15 million. In 2003, other items of NOK 668 million reflect the ruling in the litigation with Esso concerning the sale of the Balder FPU. In 2002, we wrote-down the book value of West Navigator by NOK 1,313 million, as the carrying amount was higher than the market value. In 2002, we sold Ocean Vanguard, built in 1982, and generated a gain of NOK 351 million.

Income taxes

We are subject to income taxes in all countries where we operate and the tax burden varies based on taxation basis and applicable tax rates. In addition to taxes payable, income taxes consist of changes in deferred taxes and liabilities.

The majority of our mobile units and tender rigs are taxed according to the Norwegian tax scheme for shipowning and offshore companies. According to this scheme, no income tax is assessed on the operating results of those companies that qualify and decide to participate in the scheme. Under the scheme, taxation will occur when dividends are paid by companies within the scheme or when a company decides to withdraw from the scheme. Since we deem it preferable to stay within the scheme in the long term, no provision for taxes has been made. In addition, some of our net financial items are subject to ordinary Norwegian taxation. You should read “Item 4: Information on the Company—Regulation”.

Non-financial performance indicators

Our average backlog for mobile units has increased from 9 months at year-end 2003 to 15 months at year-end 2004. The corresponding numbers for tender rigs decreased from 24 months at year-end 2003 to 18 months at year-end 2004.

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenues

In 2004, our consolidated revenues increased by NOK 44 million, or 1%, to NOK 3,081 million from NOK 3,037 million in 2003. A lower U.S. dollar/Norwegian kroner exchange rate affected our revenues negatively.

Mobile Units Division. In 2004, revenues from our Mobile Units division decreased by NOK 119 million, or 9.2%, to NOK 1,168 million, down from NOK 1,287 million in 2003. A significant portion of the decrease was due to the sale of Ocean Vanguard in 2003 and a lower U.S. dollar/Norwegian kroner exchange rate. The utilization rate for 2004 was 89%, in line with 2003. The contract terms for the new assignments during the year were agreed in a strong market at favourable rates.

Tender Rigs Division. In 2004, revenues from our Tender Rigs division increased by NOK 44 million, or 4.8%, to NOK 955 million, up from NOK 911 million in 2003. The increase was primarily attributable to one more rig, partly offset by a lower utilization rate of the fleet of 90% compared to 94% in 2003, as well as a significant strengthening of the Norwegian kroner versus the U.S. dollar. The lower utilization was due to mandatory five-year classification surveys, yard-stays, and temporary lay-up periods.

Well Services Division. In 2004, revenues from our Well Services Division increased by NOK 120 million, or 14.3%, to NOK 958 million, from NOK 838 million in 2003. The principal cause of the increase in revenues was the commencement of the new contracts on the Gullfaks field and the UK sector of the North Sea, which increased the revenues by approximately NOK 71 million and NOK 78 million, respectively, in 2004. The revenues from the operation on the Veslefrikk field increased by NOK 8 million to NOK 158 million due to higher drilling activity than in the preceding year. Revenues from the operation on the Statfjord field and in the Ula, Gyda and Valhall fields decreased by NOK 29 million to NOK 240 million and by NOK 25 million to NOK 242 million, respectively. The revenues from the operation within the wireline services increased by NOK 10 million to NOK 154 million.

Operating expenses

In 2004, our total operating expenses increased by NOK 160 million, or 6.4%, to NOK 2,667 million from NOK 2,507 million in 2003. This increase was due primarily to an overall increased activity within the Tender Rigs division and the Well Services division. Personnel expenses increased by NOK 103 million, or 7.6%, to NOK 1,450 million from NOK 1,347 million in 2003. The increase related to an increased activity level within the Tender Rigs division and the Well Services division. Other operating expenses increased by NOK 66 million, or 8.3%, to NOK 865 million from NOK 799 million in 2003. The increase was primarily due to higher activity and higher costs as a result of major yard-stays. Depreciation expense decreased by NOK 9 million, or 2.5%, to NOK 352 million from NOK 361 million in 2003. The lower depreciation was due to the strengthening of the Norwegian kroner versus U.S. dollar, partly offset by higher depreciation within the Tender Rigs division due to the increased fleet of tender rigs.

Mobile Units Division. In 2004, personnel and other operating expenses for units in our Mobile Units division decreased by NOK 56 million, or 6.0%, to NOK 874 million from NOK 930 million in 2003. The lower operating expenses was mainly due to the sale of Ocean Vanguard in 2003. West Alpha was on operation for Statoil and undertook a 40 days yard-stay in connection with a five-year mandatory classification survey in March 2004. In early 2004, West Navigator undertook yard-stay in connection with a five-year mandatory classification survey, which resulted in lower operating costs. West Venture had a short yard-stay after a supply vessel ran into and damaged a column of the rig. West Epsilon continued operations for BP without any unexpected cost, but was shut down from September to October due to a labor dispute. Personnel costs decreased modestly, as did ordinary repair and maintenance costs. Depreciation expense decreased by NOK 23 million, or 10.1%, to NOK 205 million from NOK 228 million in 2003. The decrease was a result of a strengthened Norwegian kroner versus U.S. dollar, which reduced the book value of our mobile units and, correspondingly, depreciation expense, partly offset by the increased depreciation of West Navigator due to the reversal of impairment charge and acquisition of the remaining 50% ownership share from Statoil.

Tender Rigs Division. In 2004, personnel and other operating expenses in the Tender Rigs division increased by NOK 125 million, or 26.6%, to NOK 595 million from NOK 470 million in 2003. The rig move, yard-stay and start-up cost in connection with the new contracts in Congo, West Menang and T-8 increased their expenses by NOK 50 million and NOK 20 million, respectively, compared to 2003. A full year of operation increased the expenses of T-4 by NOK 13 million. The rig fleet increased by one rig increasing expenses in the division. In 2004, West Pelaut experienced a higher cost than 2003 mainly due to yard-stay. The other units reduced their expenses primarily due to a stronger Norwegian kroner versus U.S. dollar. Depreciation expense increased by NOK 12 million, or 10.4%, to NOK 127 million from NOK 115 million in 2003. Depreciation of the upgrade of T-4 and the accelerated depreciation of the old derrick on West Pelaut that was replaced during 2004 increased depreciation by NOK 2 million and NOK 4 million, respectively in 2004. The aquisition of Teknik Berkat and T-9 increased the depreciation by NOK 9 million and NOK 10 million, respectively. For the other units we experienced reduced depreciation due to lower book value following a strong Norwegian kroner versus U.S. dollar.

Well Services Division. In 2004, personnel and other operating expenses in our Well Services division increased by NOK 114 million, or 15.6%, to NOK 846 million from NOK 732 million in 2003. The increase was due to new operations on the UK sector and the Gullfaks field. The wireline services increased the activity and the number of employees during the year. In 2004, depreciation expenses for our Well Services division increased by NOK 2 million, to NOK 20 million, from NOK 18 million in 2003.

Discontinued Activities. In 2004, there were no operating expenses from Discontinued Activities, compared to litigation expenses related to the Balder dispute of NOK 13 million in 2003.

Operating profit

In 2004, our operating profit decreased by NOK 116 million, or 21.9%, to NOK 414 million from NOK 530 million in 2003. The reduction was mainly due to yard-stay during classification surveys and a weaker U.S. dollar versus Norwegian kroner.

Mobile Units Division. The decrease from our Mobile Units division was NOK 40 million from an operating profit of NOK 129 million to NOK 89 million in 2004. The decrease in the profit was partly a result of the strengthened Norwegian kroner versus U.S. dollar. In 2004, West Epsilon experienced a shut down due to a labor conflict resulting in a decrease in operating profit by NOK 21 million. West Alpha was on contract to Statoil in 2004 and reduced the utilization rate to 83% in 2004 from 91% in 2003, mainly due to a mandatory classification survey, increasing the operating loss by NOK 4 million to an operating loss of NOK 27 million. In 2004, West Navigator had higher dayrates on the new contracts and higher utilization. In the aggregate, the operating profit of the unit increased by NOK 51 million. West Venture activities decreased the operating profit by NOK 30 million primarily due to lower utilization in 2004. Ocean Vanguard had an operating profit of NOK 24 million under a leasing contract in 2003. In total, only West Navigator increased operating profit and utilization in 2004 compared to 2003.

Tender Rig Division. Our Tender Rig division had a decrease in operating profit of NOK 93 million, or 28.5%, to NOK 233 million in 2004 from NOK 326 million in 2003. An overall decrease in utilization rate to 90% from 94% in 2003 contributed to the decrease as well as U.S. dollar/Norwegian kroner fluctuations. In 2004, West Menang and T-8 were relocated to West Africa, a region with higher operating costs than the average in Southeast Asia, resulting in decreased operating profit of NOK 85 million and NOK 24 million, respectively. T-3 experienced an off-hire period which decreased the operating profit by NOK 40 million. In 2004, the new units T-9 and Teknik Berkat contributed with an operating profit of NOK 15 mill each. In 2004, West Alliance and T-4 increased the operating profit by NOK 18 million and NOK 13 million, respectively. T-2 was sold after half a year in operation and resulting in a decrease in operating profit of NOK 25 million. Our remaining units delivered a stable performance in line with the results in 2003.

Well Services Division. Our Well Services division increased its operating profit by NOK 4 million, or 4.5%, to NOK 92 million from NOK 88 million in 2003. The increase was primarily due to the new operations in the UK which contributed with NOK 3 million in operating profit and better performance by wireline services, which increased by NOK 2 million. In 2004, Tampen decreased operating profit by NOK 6 million. For the operations on the other platforms, the operating profit was in line with the preceding year.

Discontinued Activities. The Discontinued Activities, which consists of costs related to the Balder litigation had no costs in 2004, compared to a operating loss NOK 13 million in 2003.

Interest income

In 2004, our interest income decreased by NOK 4 million, or 26.7%, to NOK 11 million from NOK 15 million in 2003. The decrease was due primarily to lower interest rates.

Interest expense

In 2004, our interest expense increased by NOK 1 million, or 0.8%, to NOK 129 million from NOK 128 million in 2003. Even though we increased the interest-bearing debt in 2004, the generally lower interest rates offset increased interest costs.

Other financial items

In 2004, our profit from other financial items decreased by NOK 47 million to NOK 28 million from a profit of NOK 75 million in 2003. The decrease was due primarily to a foreign exchange currency loss of NOK 60 million, compared to a loss of NOK 15 million in 2003. Other financial items also included gains on our U.S. dollar/Norwegian kroner forward currency contracts of NOK 75 million in 2004, compared to a gain of NOK 80 million in 2003. Under other financial items we also recorded a profit of NOK 10 million from the associated company, Lisme AS in 2004, compared to NOK 12 million in 2003.

Other items

In 2004, we recorded gains under other items from a partial reversal of the impairment charge of West Navigator of NOK 209 million, and gains on sale of T-2 and a share of T-9 of NOK 15 million. In 2003, we recorded a loss under other items from the ruling in the Balder litigation of NOK 668 million.

Income taxes

In 2004, our income tax expense was NOK 97 million compared to a tax benefit of NOK 88 million in 2003. As we still benefit from the Norwegian tax regime for ship owning and offshore companies a major part of our operating profits as well as gain/loss on sale and write-down of assets are not subject to taxes. You should read “Item 4: Information on the Company—Regulation” for additional information about the Norwegian tax regime including new developments. However, we are obligated to pay income taxes on parts of the net financial items and on our operations in other jurisdictions. In 2004, we incurred payable taxes of NOK 91 million compared to NOK 58 million in 2003. The increase in payable taxes in 2004 was mainly a result of an assessment paid related to a disputed tax claim of NOK 38 million involving the rig West Alpha, which the company is actively trying to recover.

In 2003, the ruling in the Balder litigation resulted in reduced tax expenses of NOK 187 million which is the primary reason why income taxes show a benefit of NOK 88 million in 2003.

Net income (loss)

We reported consolidated net income of NOK 451 million in 2004, a NOK 539 million increase compared to a loss of NOK 88 million in 2003. This improved performance as compared to 2003 was mainly due to the Balder litigation in 2003 and the partial reversal of the write-down of West Navigator in 2004.

Minority interests

In 2004, minority interests reflected no income, compared to an income of NOK 30 million in 2003 due to the allocation to the minority holders of net expenses from KS Smedvig Production Contracting.

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

Tender Rigs Division. In 2003, revenues from our Tender Rigs division decreased by NOK 165 million, or 15.3%, to NOK 911 million, down from NOK 1,076 million in 2002. The decrease was primarily attributable to lower utilization of the fleet, 94% compared to 99% in 2002, as well as a significant strengthening of the Norwegian kroner versus the U.S. dollar. The lower utilization was due to scheduled yard-stays for T-4, West Alliance and West Pelaut. Except for West Menang, which received a demobilization fee to cover costs related to the termination of the contract, the revenues for all other units decreased in 2003 due to the strengthening of the Norwegian kroner versus the U.S. dollar. You should read “Item 4: Information on the Company—Business Overview—Business divisions—Tender Rigs Division” for additional information on the activities of our Tender Rigs division.

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

Tender Rigs Division. In 2003, personnel and other operating expenses in the Tender Rigs division decreased by NOK 53 million, or 10.1%, to NOK 470 million from NOK 523 million in 2002. Due to scheduled yard-stays, West Pelaut and West Menang reduced their expenses by NOK 16 million and NOK 14 million, respectively, compared to 2002. The other units, except for West Alliance, reduced their expenses primarily due to a stronger Norwegian kroner versus U.S. dollar. West Alliance experienced increased expenses due to a higher cost level in Indonesia. Depreciation expense increased by NOK 5 million, or 4.5%, to NOK 115 million from NOK 110 million in 2002. Depreciation of the upgrade of T-4 and the accelerated depreciation of the old derrick on West Pelaut increased depreciation by NOK 6 million and 8 million, respectively. For the other units we experienced reduced depreciation due to lower book value following a strong Norwegian kroner versus U.S. dollar.

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

Mobile Units Division. The increase from our Mobile Units division was NOK 216 million from an operating loss of NOK 87 million to NOK 129 million. West Epsilon increased the operating profit by NOK 93 million due to increased utilization and a decrease in non-recurring operating expenses. West Alpha was on contract for several customers in 2003 and improved the utilization rate to 91% in 2003 from 53% in 2002, decreasing the operating loss of NOK 46 million by NOK 23 million to an operating loss of NOK 23 million. In 2003, as in 2002, West Navigator had low dayrates on the new contracts and low utilization due to off-hire periods. In the aggregate, the operating profit of the unit increased by NOK 44 million. West Venture increased the operating profit by NOK 51 million primarily due to higher utilization in 2003. Ocean Vanguard was sold in 2002, but we operated the unit under a leasing contract in the first half of 2003. In total, operating profit related to Ocean Vanguard decreased by NOK 47 million due to a shorter operating period.

Tender Rig Division. Our Tender Rig division decreased the operating profit by NOK 117 million, or 26.4%, to NOK 326 million from NOK 443 million in 2002. An overall decrease in the utilization rate to 94% from 99% in 2002 contributed to the decrease as well as U.S. dollar/Norwegian kroner fluctuations. In 2003, West Alliance had a short yard-stay, compared to last year when it was fully utilized and therefore its operating profit decreased by NOK 77 million. West Menang experienced an early termination of its contract followed by a scheduled mandatory overhaul in 2003, causing a decrease in operating profit by NOK 23 million. After a yard-stay due to upgrading, T-4 was on contract from April 2003 and increased operating profit by NOK 39 million. Our remaining units delivered a stable performance in line with the results in 2002.

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

LIQUIDITY AND CAPITAL RESOURCES

We expect to fund capital expenditures, day-to-day cash requirements, required debt repayments and interest payments requirements for 2004 through our cash flow from operations, our U.S.$ 750 million aggregate amount of revolving credit facilities described below, additional borrowings, including unsecured commercial paper notes borrowings, sale of assets, additional funds raised in the capital markets or a combination of these sources.

Cash Flow

	Year Ended December 31,
	2004	2003	2002
	(NOK in millions)
Net cash flow provided by operating activities	587	271	645
Net cash provided by (used in) investing activities	(1,425)	(472)	101
Net cash provided by (used in) financing activities	608	610	(999)
Effect on cash and cash equivalents of changes in foreign exchange rates	(17)	(14)	(79)
Net change in cash and cash equivalents	(247)	395	(332)
Cash and cash equivalents at beginning of year	993	598	930
Cash and cash equivalents at end of year	746	993	598

Net cash provided by our operating activities increased to NOK 587 million in 2004 from NOK 271 million in 2003. The fluctuation is primarily due to the payments related to the ruling in the Balder litigation.

Net cash used in our investing activities in 2004 was NOK 1,425 million, compared to NOK 472 million in 2003. In 2004, our capital expenditures including long term maintenance increased to NOK 1,723 million from NOK 582 million in 2003 primarily due to the acquisition of the remaining 50% share in West Navigator for NOK 1,120 million. In addition we finished the building of the tender rig, T-9 and started the building of a new tender, West Setia, for which we used NOK 158 million and NOK 116 million, respectively, in 2004. At the beginning of 2004 we purchased a 49% share of the tender Teknik Berkat for NOK 81 million. In 2004, we upgraded our mobile units which utilized cash of NOK 119 million. We also upgraded the tender rigs West Pelaut, West Menang and T-8 for NOK 24 million, NOK 35 million and NOK 29 million, respectively. In 2004, proceeds from the sale of fixed assets totaled NOK 253 million, compared to NOK 6 million in 2003, primarily due to the partial sale of T-9.

Net cash provided by our financing activities amounted to NOK 608 million in 2004, compared to NOK 610 million in 2003. In 2004, we repaid NOK 591 million of our long-term debt and we borrowed NOK 1,369 million, compared to repaying NOK 315 million and borrowing NOK 1,025 million in 2003. The cash provided by long-term debt was primarily used to pay for the 50% share in West Navigator and the building of West Setia and T-9. As of December 31, 2004, we had cash, cash equivalents and short-term investments of NOK 746 million compared to NOK 993 million at December 31, 2003, and our long-term interest-bearing debt was NOK 3,828 million compared to NOK 3,323 million at December 31, 2003.

Long-term interest-bearing debt at December 31, 2004 is payable as follows:

Year	(NOK in millions)
2005	—
2006	397
2007	249
2008	473
2009	297
2010	227
2011	2,185

Total	3,828

Our principal funding requirements are for capital expenditures. Our estimated capital expenditures scheduled for the year ending December 31, 2004, are approximately NOK 1,232 million. A significant portion of such expenditures, NOK 611 million, consists of payments for West Setia, our new building project, payments for the remaining 50% of West Alpha, NOK 488 million and payments for minor upgrades of West Venture and West Epsilon. We expect these payments to be covered mainly by our U.S.$ 750 million revolving credit facility described below. We also plan to invest approximately NOK 70 million in new well services equipment. In addition, we expect to spend approximately NOK 200 million on long-term maintenance in 2005.

From time to time we also review possible acquisitions of or investments in businesses, drilling units and other assets, and may in the future make capital commitments for such purposes. Any such acquisition could involve the payment of substantial amounts of cash from cash flows from operations, the issuance of additional equity or the incurrence of additional indebtedness.

Financing Activities

In 2001, we entered into a new secured Reducing and Revolving Credit Loan Facility Agreement which was amended in 2003 and 2004 (U.S.$ 500 million RRCF). The main changes of the amended facility relate to price and profile:

•	The term was extended by 33 months, maturing in 2011 with a 20-year repayment profile.

•	The margin was reduced to LIBOR plus 95 basis points until the end of the second quarter 2006. Thereafter the margin will be set at LIBOR plus a level between 75 and 120 basis points dependent on the financial leverage of the Company.

In November 2004, we entered into a new secured seven-year U.S.$ 250 million Reducing and Revolving Credit Loan Facility Agreement (U.S.$ 250 million RRCF) with a 20-year repayment profile. The price and condition under the U.S.$ 250 million RRCF are in line with the conditions for the U.S.$ 500 million RRCF described above.

The amended loan and the new loan (The Facilities) have a total limit of U.S.$ 750 million (NOK 4,540 million) at December 31, 2004. U.S.$ 519 million (NOK 3,142 million) and U.S.$ 419 million (NOK 2,802 million) were drawn at December 31, 2004 and 2003, respectively. Actual interest rates ranged from 2.6 percent to 3.5 percent in 2004 and from 2.6 percent to 2.8 percent in 2003. At June 28, 2005, U.S.$ 539 million (NOK 3,518 million) was drawn of the facilities.

Our share of a five-year long-term interest-bearing loan in the proportionately consolidated company Varia Perdana Group amounted to NOK 161 million (U.S.$ 27 million) and NOK 21 million (U.S.$ 3 million) for the years ended December 31, 2004 and 2003 respectively. In 2004, the interest rate was LIBOR plus 140 basis points and at December 31, 2004 the interest rate was 3.94 percent. Condensed financial information for the companies and partnerships that have been proportionally consolidated is included in note 23. Under U.S. GAAP the Company’s ownership interest in these companies and partnerships would be accounted for under the equity method.

We raised NOK 75 million through bonds issued in the Norwegian market in 2004, with a four-year maturity. The bonds were issued at a premium, which gives an effective interest rate at NIBOR plus 1.25 percent. The effective interest rate at December 31, 2004 was 3.00 percent.

At December 31, 2004, we had NOK 555 million in bonds issued in 2001 and 2003. The NOK 230 million tranche issued in 2001 has a five-year maturity and a floating interest rate at three-month NIBOR plus 2%. The NOK 325 million tranche issued in 2003 has a five-year maturity. NOK 225 million of this tranche has a floating interest rate at three-month NIBOR plus 2.75%, while NOK 100 million, has a fixed interest rate of 7.5%. At February 14, 2005, we raised U.S.$ 30 million in bonds with a seven-year maturity and a floating interest rate at LIBOR plus 163 basis points.

Weighted average interest rates on Norwegian bonds at December 31, 2004 and 2003 was approximately 5.0 percent and 5.7 percent, respectively.

Long-term interest-bearing debt totaled NOK 3,828 million and NOK 3,323 million at December 31, 2004 and 2003, respectively, and was used to finance the rig fleet. Except for the NOK 555 million bond issue, all the remaining long-term debt is denominated in U.S. dollars.

Long-term interest-bearing debt at December 31, 2004 is payable as described above under “Cash Flow”.

We have covenants in our loan agreements. The Facilities contain the following main covenants:

•	To maintain a minimum value adjusted assets to total liabilities of 1.5:1.

•	To maintain a minimum liquidity balance (cash and cash equivalents) of U.S.$ 50 million.

•	To maintain the ratio of funded debt to earning before interest, taxes, depreciation and amortization (EBITDA) of 6.5:1 until May 15, 2005 and for the rest of the loan period 5.5:1.

•	Not to enter into any merger unless we will be the surviving entity, remain bound by the terms of the original Facilities and such merger would not reasonably be expected to adversely affect the ability to comply with the financial covenants under the Facilities.

Our bonds contain the following main covenants, based on financial statements, which require:

•	To maintain an adjusted shareholders’ equity equal to or greater than U.S.$ 300 million.

•	To maintain an adjusted shareholders’ equity equivalent to a minimum of 40% of our total liabilities. For these purposes, the term “adjusted shareholders’ equity” means the adjusted value of our total consolidated assets less total consolidated liabilities with the addition or subtraction of the difference between market value and book value of our rigs and offshore vessels.

We were in compliance with our debt covenants at December 31, 2004.

For the years ended December 31, 2004, 2003 and 2002, interest costs incurred were NOK 132 million, NOK 131 million and NOK 224 million, respectively. Interest cost of NOK 3 million, NOK 3 million and NOK 0 million were capitalized as part of the financing cost for assets under construction and upgrading of drilling rigs for the years December 31, 2004, 2003 and 2002, respectively.

The accounting effects of our interest swap agreements are included in Other financial items and amounted to a gains of NOK 5 million and NOK 3 million for the year ended December 31, 2004 and 2003, respectively and losses of NOK 37 million for the year ended December 31, 2002.

At December 31, 2004, we had NOK 200 million outstanding in commercial paper. We plan to renew these securities at market rates as they mature. We intend to refinance our unsecured commercial paper notes with cash from operations and new issuances of short-term commercial paper notes. In June, 2005, the amount increased by NOK 100 million to NOK 300 million.

At December 31, 2004, our existing cash balances and available credit facilities were NOK 2,327 million, consisting of NOK 1,398 million from our RRCF, NOK 183 million, which had not been drawn down from our NOK 200 million short-term credit facility, and NOK 746 million of existing cash.

WORKING CAPITAL

Working capital (current assets less current liabilities) was NOK 667 million as at December 31, 2004, NOK 858 million as at December 31, 2003 and NOK 608 million as at December 31, 2002. We believe that, taking into consideration our existing cash balances and our available credit facilities (described above) and access to capital markets, we have sufficient liquidity and working capital to meet our present and foreseeable future requirements.

Future acquisitions or investments, a material decrease in our cash flow from operations or inability to issue short-term commercial paper notes are circumstances which could affect our liquidity and working capital as well as impact our ability to comply with our covenants under our credit facilities and other debt instruments.

CONTRACTUAL OBLIGATIONS

The following summarizes our principal contractual obligations at December 31, 2004.

Payment due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual payment obligations(1)
Long-term debt and estimated interest	NOK 5,174	NOK 172	NOK 1,595	NOK 779	NOK 2,628

	Payment due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	56	18	38	—	—
Capital (finance) lease obligations	—	—	—	—	—
Purchase obligations	600	600	—	—	—
Other long-term liabilities	211	—	—	—	211

Total	6,041	790	1,633	779	2,839

(1)	The table does not include planned, but not committed, contractual obligations in respect of capital expenditure amounting to approximately NOK 600 million, payments of which are budgeted to be due by December 31, 2005.

As of December 31, 2004, we had issued guarantees in favor of third parties amounting to NOK 586 million. The majority of the guarantees are limited to performance guarantees issued to our customers.

Long-term debt comprises borrowings with an original maturity of greater than one year. It is expected that all contractual commitments be funded from future operating cash flows and additional borrowings. It is expected that we will need to refinance our revolving credit facility when the final installment reaches maturity in 2011. For a description of our revolving credit facility, see “Item 5: Operating Results and Financial Review and Prospects—Operating Results—Liquidity and Capital Resources—Financing Activities”.

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

Mobile units, tender rigs and other tangible assets. All long-lived assets are evaluated for impairment on the basis of discounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting estimated future cash flows. In determining impairment of fixed assets, management must make significant judgments and estimates to determine if the discounted cash flows generated by those assets are less than their carrying value, including determining the appropriate discount rate to use. The data necessary for the execution of the impairment tests are based on management’s estimates of future cash flows, which require estimating future dayrates, utilization rates and profit margins. Assumptions used in these cash flows are consistent with internal forecasts.

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

Pension costs, pension obligations and pension plan assets. Calculation of pension costs and net pension obligations (the difference between pension obligations and pension plan assets) are made based on a number of estimates and assumptions. Our pension plan benefits are determined based on a combination of years of service and earnings. The pension benefits that are expected to be paid are expensed over the employees’ expected service period. We must make many assumptions to measure our annual pension and retiree medical expense, including the interest rate used to determine the present value of liabilities, the expected return on assets, the rate of salary increases, and employee turnover, retirement age and mortality.

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

Changes in, and deviations from, estimates and assumptions (actuarial gains and losses) affect fair value of net pension liabilities, but are not recorded in our financial statements unless the accumulated effect of such changes and deviations exceed 10% of the higher of our pension benefit obligations and our pension plan assets at the beginning of the year. An amount in excess of 10% is recognized in the profit and loss statement over the estimated average remaining service period. As of December 31, 2003, we had unrecognized actuarial gains of NOK 26 million, which have decreased during 2004 to NOK 6 million as of December 31, 2004. The actuarial gains relate to our Norwegian defined benefit plans and were approximately 4% of our pension benefit obligations as of December 31, 2004.

The decrease in actuarial gains in 2004 was mainly due to the reduction in our discount rate at the end of the year and the expected return on plan assets for the year. Our key assumptions for our Norwegian defined benefit plans, which constitute the major part of our pension plans, are evaluated each year. In 2004, we reduced our discount rate from 6.0% to 5.5% and the expected return on plan assets 7.0% to 6.5% as of December 31, 2004. As of December 31, 2004, our assumptions were: 5.5% discount rate, 6.5% expected annual return on plan assets, 3.5% annual rate of compensation increase, 3.0% expected annual increase in the social security base amount, 3.0% annual adjustments to pensions and a 16-year estimated average remaining service period. Changes in these assumptions, as well as deviations from these assumptions and other actuarial assumptions, may affect the estimated net present value of our net pension obligations, actuarial gains and losses and future years pension expenses.

The table below shows an estimate of the potential effects of a one percentage point change in our key assumptions for our defined benefit plans. As of December 31, 2004, we estimate our pension expense for 2005 for our defined benefit plans to be approximately NOK 100 million. Such expenses were NOK 82 million of our total pension expenses of NOK 83 million in 2004.

The following estimates and our estimated pension expense for 2005 are based on amounts and conditions as of December 31, 2004. Actual results may deviate from these estimates.

	Discount rate		Compensation rate		Social Security base amount		Annual adjustment to pensions
	+1%	-1%	+1%	-1%	+1%	-1%	+1%	-1%
	(NOK in millions)
Changes in pension:
Liabilities	(31)	33	25	(23)	(16)	17	21	(19)
Unrecognized actuarial losses	(77)	75	56	(58)	(38)	38	46	(47)
Expenses due to amortization of actuarial losses	(2)	4	3	(2)	(2)	1	2	(1)
Net periodic benefit cost including effect due to amortization of actuarial losses (as shown above)	(32)	33	25	(24)	(16)	16	20	(20)

Valuation Allowance for deferred tax assets and tax exposure items. Significant judgment is required in determining our allowance for deferred tax assets and in evaluating our tax positions. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and that we may not succeed in utilizing them. We adjust these reserves, in light of changing facts and circumstances, such as the progress of tax audits. We establish valuation allowances for our deferred tax assets when we believe expected future taxable income is not likely to support the use of a deduction or credit in that tax jurisdiction. The factors we consider in making such an assessment include, but are not limited to, past performance and our expectations of future taxable income, issues facing our industry, existing contracts and backlogs and our ability to project future results.

Exposure to currency fluctuations

We are exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of our operations. A substantial portion of our revenues and expenses are denominated in U.S. dollars. We also incur certain expenses in local currencies of the other countries in which we operate, although such expenses, except for those in Norwegian kroner, do not constitute a material portion of our expenses. In general, a weakening of the Norwegian kroner against other currencies in which we conduct operations tends to affect operating income positively, while a strengthening of the Norwegian kroner against such other currencies tends to affect operating income negatively. Our foreign currency risks arise from:

•	the translation of U.S. dollar-denominated debt and other monetary assets and liabilities to Norwegian kroner. The translation of the substantial portion of the U.S. dollar debt is recorded as “Foreign exchange translation” in shareholders’ equity, however, a minor part of our U.S. dollar debt resulting in gain or loss is recorded as other financial income or expense;

•	our foreign currency forward contracts which are recorded as other financial income or expense;

•	the impact of fluctuations in exchange rates on the reported amounts of our revenues and expenses which are contracted in foreign currencies (primarily the U.S. dollar); and

•	our net investment in certain foreign subsidiaries, which is recorded as “Foreign exchange translation” in shareholders’ equity.

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

As the majority of our activities in Mobile Units and Tender Rigs are conducted in U.S. dollar, we use the U.S. dollar as the functional currency for our subsidiary which holds our U.S. dollar debt and a substantial portion of our fixed assets. Accordingly, the impact of the translation of our U.S. dollar debt into Norwegian kroner reflected as a component of our shareholders’ equity. You should read “Item 11: Quantitative and Qualitative Disclosures About Market Risk —Financial Instruments and Risk Management” and note 19 to our consolidated financial statements for additional information on our exposure to currency fluctuations.

Interest rate risk management

We use certain financial instruments, including interest rate swap agreements, to manage our exposure to changes in interest rates. Our management determines the amount and nature of interest rate swap agreements which we utilize based upon an analysis of relevant factors, such as future cash flow forecasts, the amount and nature of our financing activities and prevailing market conditions. The derivatives that we utilize to manage interest rate risk do not qualify as hedges for accounting purposes. You should read “Item 11: Quantitative and Qualitative Disclosures About Market Risk —Financial Instruments and Risk Management” and note 19 to consolidated financial statements for additional information on our interest rate risk management.

Net operating loss tax carry forwards

At December 31, 2004, we had net tax loss carry forwards of NOK 638 million. The loss carry forwards expire in varying amounts between 2008 and 2013. We believe it is probable that such loss carry forwards will be utilized due to our projected levels of taxable income. Norway introduced a new tax scheme for shipowning and offshore companies which came into effect in 1996 for parts of our activities. Under this scheme, operating profit from qualifying activities is not taxed.

Inflation

Inflation has not had a significant impact on our operations and results during the periods presented. Inflation in Norway as measured by the general consumer price index during the years ended December 31 2004, 2003 and 2002 were 1.1%, 0.5% and 2.8%, respectively.

Reconciliation of Norwegian GAAP to U.S. GAAP

Our consolidated financial statements are prepared in accordance with Norwegian GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of the principal differences see note 29 to the consolidated financial statements. The most significant difference relates to deferred taxes.

Under Norwegian GAAP, we had income tax expenses of NOK 97 million for 2004. For the years 2003 and 2002 we recorded income tax benefit of NOK 88 million and income tax expenses of NOK 84 million, respectively. However, the tax calculation in accordance with U.S. GAAP for 2004 resulted in an income tax expense of NOK 214 million, an income tax expense of NOK 92 million in 2003 and an income tax benefit of NOK 70 million in 2002. The deferred tax liability as of December 31, 2004 calculated in accordance with U.S. GAAP was NOK 814 million compared to a deferred tax liability of NOK 26 million calculated in accordance with Norwegian GAAP. The difference in income taxes and tax liability/asset was due primarily to the non-recognition by us under Norwegian GAAP of any deferred taxes on income generated from our activities that participate in a Norwegian tax scheme for shipowning and offshore companies. However, under U.S. GAAP, a deferred tax liability and related tax charge must be recognized on such income at Norwegian statutory income tax rates, because it is a domestic subsidiary of the group and is not exempt from deferred taxation on unremitted earnings. You should read note 7 to the consolidated financial statements for additional information on our income taxes.

In September 2004, we entered into a letter of intent with Statoil to purchase the 50% share of West Navigator which we did not own. The fair value of this part of West Navigator was NOK 209 million higher than the carrying value of our part. As a result NOK 209 million of the impairment charge recognized in 2002 was reversed under Norwegian GAAP, as the fair value of the related asset increased above its adjusted carrying value. Under U.S. GAAP, for assets held and used, an impairment charge results in a new carrying value of the asset and cannot be reversed when market conditions improve.

International Financial Reporting Standards

Regulations of the European Union (EU) require publicly listed companies within the EU to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) by 2005. Due to the European Economic Area (EEA) agreement, to which Norway is a party, this also applies to Norwegian listed companies. We will be reporting according to IFRS in the 2005 quarterly reports with comparable figures for 2004.

We have made an evaluation of the differences between our current accounting principles according to Norwegian GAAP and IFRS principles based on management’s current understanding of these standards. There is inherent uncertainty around the interpretation and implementation of IFRS. Accordingly, several pronouncements and interpretations may be issued during 2005 which could affect our results under IFRS. Consequently, changes in our understanding of IFRS may result in revisions or other differences than those identified below. Audited IFRS figures will be reported in the financial statements for the year ended December 31, 2005.

We have identified the following items which will be affected by the implementation of IFRS:

•	Dividends not recorded as deduction to equity before it is declared

•	The income tax effect of translating the U.S. dollar denominated debt into Norwegian kroner

•	Pensions, including the discount rate used

•	Share-based payments

•	Tangible and intangible assets including depreciation, amortization and write-downs

•	Financial investments and liabilities

•	Goodwill

•	Translation adjustment.

The most significant effect of the transition to IFRS on our net income for 2004 according to IFRS compared to Norwegian GAAP is the income tax effect of translating the U.S. dollar denominated debt into Norwegian kroner. The most significant effect on shareholders’ equity as of January 1, 2004 is that dividends are not recorded as deduction to equity before they are declared and that net actuarial losses on pensions are charged against shareholders’ equity. In addition, presentation and note disclosures will be affected.

Restatement of Deferred Taxes in our Financial Statements of 2004

In the Norwegian government budget for 2005, there was a decision to eliminate the taxation of unrealized foreign exchange differences within the tonnage tax system. We believed that the change in the regulation impacted the accumulated unrealized foreign exchange gains at December 31, 2004 and reduced related deferred taxes by NOK 196 million which resulted in a corresponding increase in shareholders’ equity as of December 31, 2004. After our 2004 consolidated financial statements were issued, we determined that the new regulation applied only to foreign exchange gains arising after January 1, 2005. Accordingly, under Norwegian GAAP the consolidated balance sheet included herein and consolidated shareholders’ equity have been adjusted to appropriately reflect a deferred tax liability of NOK 196 million on unrealized foreign currency gains as of December 31, 2004 resulting in a corresponding reduction of shareholders’ equity.

The following summarizes the restatement under Norwegian GAAP.

	As of December 31, 2004
	Previously reported	Restated numbers
	(NOK in millions)
Deferred tax assets	170	0
Total retained earnings and foreign currency adjustments	624	428
Deferred tax liabilities	0	26

Under U.S. GAAP, deferred taxes were also restated resulting in an increase in the deferred tax liability of NOK 196 million as of December 31, 2004 with a corresponding increase in deferred income tax expense for 2004 and a related reduction of shareholders’ equity as of December 31, 2004. Corresponding earnings per share data has also been restated.

The following summarizes the restatement under U.S. GAAP as of and for the year-ended December 31, 2004:

	As Reported	Restated
	(NOK)
Shareholders’ equity (in millions)	2,304	2,108
Net income (in millions)	333	137
Basic earnings per share	4.13	1.70
Diluted earnings per share	4.10	1.69

New U.S. GAAP accounting standards implemented in 2004

During 2004, we adopted FASB Interpretation No. 46 (Revised) (FIN 46R), Consolidation of Variable Interest Entities (VIE), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. We did not identify any VIEs based upon our review and analysis of potential VIEs.

Accounting standards issued but not yet adopted

In December 2004, the FASB Issued Statement No. 123 (Revised 2004), Share-Based Payment: an amendment of FASB Statements 123 and 95, December 2004 (SFAS 123R). SFAS 123R requires an entity to recognize the grant-date fair value of stock options and other equity-based compensation issued to employees in the income statement. SFAS 123R eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, Accounting for Stock Issues to Employees, which was permitted under FASB Statement No. 123. SFAS 123R also addresses the classification of awards between liabilities and shareholders’ equity.

Upon adoption of SFAS 123R, an entity must choose between two transition methods, the “modified prospective” method or the “modified retrospective” method. Under the modified prospective method, awards that are granted, modified or settled after the date of adoption should be measured and accounted for in accordance with SFAS 123R. Unvested equity classified awards that were granted prior to the effective date should continue to be accounted for in accordance with SFAS 123, except that amounts must be recognized in the income statement. Under the modified retrospective approach, the previously-reported amounts are restated (either to the beginning of the year of adoption or for all periods presented) to reflect the SFAS 123 amounts in the income statement. In April 2005, the U.S. Securities and Exchange Commission issued a rule delaying the effective date of Statement No. 123R until the beginning of the fiscal year that follows June 15, 2005. The Company is now required to adopt Statement No. 123R as of January 1, 2006. Beginning from January 1, 2006, the Company will recognize expense over the service period for the fair value of all grants issued as well as expense attributable to the remaining service period for all prior grants that have not fully vested by that date. We have not yet determined which transition method we will utilize, and accordingly have not yet calculated the impact of adopting SFAS 123R in 2005.

TREND INFORMATION

You should read “Item 4: Information on the Company—Industry” for information about trends in the offshore drilling and oil services industry reasonably likely to have a material effect on our financial condition.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Our directors and principal executive officers at May 1, 2005, were:

Name	Age	Position	Date first elected or appointed director or executive officer	Date of next reappointment of directors by shareholders (1)
Peter T. Smedvig	58	Chairman of board of directors	1989	April 26, 2007
Raymond De Smedt	66	Director	1994	April 24, 2006
Siri B. Hatlen	48	Director	2001	April 26, 2007
J. Larry Nichols	62	Director	1996	April 24, 2006
Andrew C. Salvesen	58	Director	1990	April 24, 2006
Kjell E. Jacobsen	48	Chief executive officer	1991
Stein Diesen	59	Managing director, Mobile Units Division	1989
Alf Ragnar Løvdal	48	Managing director, Well Services Division	1987
Ståle Rød	54	Managing director, Tender Rigs Division	1989
Alf C. Thorkildsen	48	Chief financial officer	2002

(1)	Date when director will seek reappointment in the normal course.

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

Siri B. Hatlen has been a director of Smedvig since 2001. She has 15 years of experience in the oil and gas industry, mainly within project management and worked for Statoil from 1984 to 1995. From 1995 she has been acting chief executive officer responsible for turnaround processes in various companies. She is chairman of the board of Helse Øst, RHF, SIVA and Statens Lånekasse and serves as Director of various boards such as Kongsberg Gruppen, Interconsult ASA, Blom ASA, ECO Vannkraft AS, Mesta AS and NTNU. Ms. Hatlen graduated from the Norwegian Technical Institute in process engineering/operations research in 1980 and earned a Master of Business Administration from INSEAD, Fontainebleau in 1991.

J. Larry Nichols has been a director of Smedvig since 1996. He is chairman and chief executive officer of Devon Energy Corporation, a public U.S. oil and gas exploration and production company listed on the New York Stock Exchange. Mr. Nichols co-founded Devon in 1971. Mr. Nichols serves on the board of directors of Baker Hughes Incorporated and he holds a geology degree from Princeton University and a law degree from the University of Michigan. He served as law clerk to Mr. Chief Justice Earl Warren and Mr. Justice Tom Clark of the U.S. Supreme Court.

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

COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid by our subsidiaries and ourselves for the year ended December 31, 2004 to all our directors, members of our administrative, supervisory or management bodies and principal executive officers as a group (10 persons in 2004) was approximately NOK 14 million. For the year ended December 31, 2004, the chief executive officer was paid approximately NOK 4.1 million in remuneration. The chief executive officer was granted 70,000 options in 2004. Pursuant to his employment agreement he will receive compensation corresponding to 24 months’ salary, if he, at the request of the board of directors, resigns.

In 2004, we set aside a total amount of approximately NOK 1 million for pension benefits to our directors and officers.

BOARD PRACTICES

You should read the table above under “Directors and Senior Management” for the period during which each executive officer and director has served in that office and for the date of expiration of the current term of office.

Directors have no other service agreements with us other than the agreement governing their responsibilities as board members.

Compensation Commitee

We currently do not have any compensation committee.

Audit Commitee

In 2005, we established an audit committee composed of all the members of the board. It is the audit committee’s task to support the board of directors in fulfilling its responsibilities with respect to financial reporting, internal accounting controls and auditing matters and to report to the board of directors in connection with the related procedures on an annual basis. With respect to auditing matters, the audit committee is in particular responsible for making recommendations to the board and the general assembly with respect to the appointment, compensation, retention, termination and oversight of the work of the external auditors. It is also responsible for fulfilling the responsibilities set forth in the Audit and Permitted Non-Audit Services Pre-Approval Policies and Procedures. For more information on these procedures, you should read “Item 16C: Principal Accountant Fees and Services”. Moreover, the audit committee shall assist the board with regard to the management of operational and financial risks and is responsible for dealing with complaints regarding accounting, internal accounting controls or auditing matters. The audit committee shall meet as and when it deems appropriate, at a minimum, however, three times a year and it may ask the Chief Executive Officer or other members of management to attend the meetings, as necessary. The board has determined that Mr. Martin N. Larsen qualifies as a financial expert and Mr. Larsen has been retained as a consultant to serve as the audit committee’s financial expert.

Our primary listing is on the Oslo Stock Exchange. This listing is governed by Norwegian securities legislation. Our American Depositary Shares, which represent our ordinary shares, are listed on the New York Stock Exchange (NYSE). We adhere to requirements applicable in the countries where our shares are listed, and implement corporate governance initiatives deemed beneficial to the company’s development.

EMPLOYEES

We employed an average of 3,751 people worldwide in fiscal year 2004. The tables below describe the distribution of the average number of employees for the last three fiscal years by geographical area and by divisions.

	In Norway	Outside Norway
Average number of employees during fiscal 2004	1,921	1,830
Average number of employees during fiscal 2003	1,685	1,120
Average number of employees during fiscal 2002	1,784	1,316

	Mobile Units	Tender Rigs	Well Services
Average number of employees during fiscal 2004	949	1,453	1,349
Average number of employees during fiscal 2003	899	1,120	786
Average number of employees during fiscal 2002	949	1,316	835

Approximately 1,750 of our employees in Norway are represented by unions pursuant to industry-wide collective bargaining arrangements. We consider our employee relations to be good.

We have a strong commitment to health, safety and environment, and had no fatal accidents during 2004.

SHARE OWNERSHIP

The following section sets forth certain information regarding the beneficial ownership and control of the Class A ordinary shares and Class B ordinary shares as of June 1, 2005, by all persons known to us who own, directly or indirectly, more than 5% of our outstanding voting shares and our directors and members of our administrative, supervisory or management bodies.

	Class A Shares		Class B Shares
	Number held	Percent of Class	Number held	Percent of Class
Peter T. Smedvig, chairman	21,708,854	40.76	3,214,562	12.39
Folketrygdfondet	4,118,500	7.73	4,046,300	15.60
Third Avenue Management LLC	3,433,700	6.45	—	—
Raymond De Smedt, director	34,000	0.06	11,300	0.04
Siri B. Hatlen, director	—	—	—	—
J. Larry Nichols, director	20,000	0.04	—	—
Andrew C. Salvesen, director	—	—	—	—
Kjell E. Jacobsen, CEO	8,000	0.02	—	—
Alf C. Thorkildsen, CFO	—	—	—	—
Stein Diesen, managing director	—	—	—	—
Alf Ragnar Løvdal, managing director	—	—	1,000	0.00
Ståle Rød, managing director	8,000	0.02	82,000	0.32

The Smedvig family controls 40.8% of the Class A shares and 12.4% of the Class B shares, corresponding to 31.5% of the total share capital. The family intends to maintain a significant shareholding. Peter T. Smedvig is chairman of the board.

SHARE INCENTIVE PROGRAMS

We currently have different share incentive programs. As of June 1, 2005, a total of 1,910,000 options, which are exercisable for an aggregate of 1,910,000 Class B shares, were outstanding under such plans. They comprised the following numbers of allocated stock options as of June 23, 2004.

	2005	2004	2003	2002
Class B shares	610,000	595,000	565,000	440,000
Subscription price (in NOK)	89.00	54.00	29.00	34.90
Expiration	12.31.2010	12.31.2009	12.31.2007	12.31.2005

Options allocated under our 2002 program have a subscription price of NOK 34.90 and may be exercised until December 31, 2005. One option confers the right to subscribe for one Class B share. These options were allocated to senior management and key employees.

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

Options allocated under our 2005 program have a subscription price of NOK 89.00 and may be exercised until December 31, 2010. One option confers the right to subscribe for one Class B share. These options were allocated to senior management and key employees.

All options have been allocated free of charge and are tied to the holder’s continued employment with us. The options are not transferable and are redeemable if the holder decides to leave us.

The following table sets forth options held by our directors and officers as of June 1, 2005.

Owner	Number of Options Held
Peter T. Smedvig	—
Raymond De Smedt	—
Siri B. Hatlen	—
Andrew C. Salvesen	—
J. Larry Nichols	—
Kjell E. Jacobsen	290,000
Alf C. Thorkildsen	190,000
Stein Diesen	70,000
Alf R. Løvdal	70,000
Ståle Rød	190,000

Options issued under our 2002 and 2003 programs are exercisable as of June 1, 2005. You should read note 18 to our consolidated financial statements for additional information on our share incentive program.

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

We have signed miscellaneous lease agreements with A/S Veni and Peder Smedvig Capital Ltd. Both companies are wholly owned by the Smedvig family which is the largest shareholder in Smedvig asa. The lease agreements primarily relate to office premises and expire at various dates through 2007. The lease payments to A/S Veni for the years ended December 31, 2004, 2003 and 2002 were NOK 7 million, NOK 7 million and NOK 7 million.

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

In January 2004, Smedvig reached a settlement with Keppel FELS. Under this agreement, Smedvig received NOK 174 million in cash. In addition, Smedvig received two options from Keppel FELS, each to have one self-erecting semi-submersible tender rig built at a pre-determined price. The first option was exercised in April 2004, the second option is still outstanding and will expire 30 days prior to the delivery of the first tender rig. The first rig is expected to be completed in the third quarter of 2005.

West Alpha tax

In 2004, the Norwegian Tax Authorities changed the previously accepted tax treatment of our 50% ownership interest in West Alpha. The new tax assessment presented us with an additional tax expense of NOK 38 million, all of which was payable tax. Even though we are of the opinion that it is unlikely that the Tax Authorities have a justified claim, the disputed tax claim has been paid. We are actively trying to recover the amount.

Dividends and dividend policy

As part of our financial strategy we intend to distribute an annual dividend. The dividend for each year will depend on our earnings and financial situation, with growth in net income also providing the basis for an increase in dividend. The dividend for 2004 was increased to NOK 1.50 per share, up from NOK 1.25 in 2003. The RISK amount per January 1, 2004, which applies only to shareholders subject to Norwegian taxation, is NOK –0.13 per share. You should read “Item 3: Key Information—Selected Consolidated Financial Information” for additional information on our dividends.

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

	Class A Shares
	Oslo Stock Exchange		New York Stock Exchange
	Price per Class A Share		Price per Class A ADS (2)
	High	Low	High	Low
	NOK	NOK	U.S.$	U.S.$
2003
First Quarter	34.40	28.10	4.90	4.20
Second Quarter	50.00	30.00	6.85	4.26
Third Quarter	56.00	43.30	7.30	6.15
Fourth Quarter	52.00	43.50	7.60	6.60

2004
First Quarter	73.50	50.50	10.50	7.62
Second Quarter	73.50	58.00	10.00	8.60
Third Quarter	88.75	71.50	13.05	10.40
Fourth Quarter	101.75	79.25	16.05	12.40

2005
First Quarter	122.50	95.50	20.15	15.30
Second Quarter (through June 1)	129.00	104.00	20.45	16.71

	Class B Shares
	Oslo Stock Exchange		New York Stock Exchange
	Price per Class B Share		Price per Class B ADS (2)
	High	Low	High	Low
	NOK	NOK	U.S.$	U.S.$
2003
First Quarter	30.00	24.20	4.24	3.30
Second Quarter	42.50	26.40	5.65	3.90
Third Quarter	46.00	37.00	6.00	5.22
Fourth Quarter	43.50	36.50	6.30	5.30

	Class B Shares
	Oslo Stock Exchange		New York Stock Exchange
	Price per Class B Share		Price per Class B ADS (2)
	High	Low	High	Low
	NOK	NOK	U.S.$	U.S.$
2004
First Quarter	60.50	42.20	8.42	6.20
Second Quarter	60.00	47.30	8.18	6.90
Third Quarter	73.00	59.25	9.91	8.35
Fourth Quarter	82.25	64.75	12.84	10.00

2005
First Quarter	101.00	77.75	16.37	12.26
Second Quarter (through June 1)	106.25	86.00	16.54	13.03

	Class A Shares
	Oslo Stock Exchange		New York Stock Exchange
	Price per Class A Share		Price per Class A ADS (2)
	High	Low	High	Low
	NOK	NOK	U.S.$	U.S.$
2000	100.00	45.00	11.00	4.53
2001	107.00	59.00	11.81	6.50
2002	80.00	28.00	9.65	4.00
2003	56.00	28.10	7.60	4.20
2004	101.75	50.50	16.05	7.62

	Class B Shares
	Oslo Stock Exchange		New York Stock Exchange
	Price per Class B Share		Price per Class B ADS (2)
	High	Low	High	Low
	NOK	NOK	U.S.$	U.S.$
2000	88.00	41.25	9.50	5.31
2001	95.00	48.00	9.59	5.25
2002	68.00	24.30	8.12	3.40
2003	46.00	24.20	6.30	3.30
2004	82.25	42.20	12.84	6.20

	Class A Shares
	Oslo Stock Exchange		New York Stock Exchange
	Price per Class A Share		Price per Class A ADS (2)
	High	Low	High	Low
	NOK	NOK	U.S.$	U.S.$
December 2004	101.75	89.75	16.05	14.60
January 2005	107.75	95.50	17.10	15.30
February 2005	118.00	102.25	18.91	15.85
March 2005	122.50	110.50	20.15	18.30
April 2005	129.00	110.25	20.45	18.10
May 2005	114.75	104.00	17.90	16.71

	Class B Shares
	Oslo Stock Exchange		New York Stock Exchange
	Price per Class B Share		Price per Class B ADS (2)
	High	Low	High	Low
	NOK	NOK	U.S.$	U.S.$
December 2004	82.25	73.00	12.84	11.91
January 2005	89.00	77.75	13.40	12.26
February 2005	96.00	84.50	15.30	13.00
March 2005	101.00	92.00	16.37	14.80
April 2005	106.25	89.50	16.54	14.97
May 2005	94.50	86.00	15.62	13.03

(1)	Each Class A ADS represents one Class A share.
(2)	Each Class B ADS represents one Class B Share.

We have entered into two deposit agreements with Citibank, N.A. as depositary, and the holders from time to time of American Depositary Receipts issued thereunder pursuant to which a separate sponsored American Depositary Receipt facility was made available with respect to each of the Class A shares and the Class B shares.

Based upon information available from the Norwegian share registry, Verdipapirsentralen or VPS, as of June 22, 2005, we had 2,072 holders of record of Class A shares, of which 70 had registered addresses in the United States and held a total of 7,823,618 Class A shares, and 1,526 holders of record of Class B shares, of which 13 had registered addresses in the United States and held a total of 1,863,387 Class B shares. Citibank, N.A., as custodian, is the registered holder for holders of Class A ADSs representing 546,897 Class A shares and the holders of Class B ADSs representing 657,310 Class B shares. According to Citibank’s registry, there was two registered holder of Class A ADSs and there were five registered holders of Class B ADSs. Holders of record of Class A shares and Class B shares having registered addresses in the United States, together with the registered holders of Class A ADSs and Class B ADSs in Citibank’s registry, held an aggregate of approximately 14.3% and 5.9% of the total number of Class A shares and Class B shares outstanding on such date, respectively. The above numbers may not be representative of the actual number of U.S. beneficial holders or the number of Class A shares and Class B shares beneficially held by U.S. persons.

ITEM 10: ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

We are a public limited company organized under the laws of Norway. Our registration number in the Norwegian Register of Business Enterprises is 953 114 828. We were incorporated on September 14, 1989 and registered with the Norwegian Register of Business on October 25, 1989.

Under section 3 of our articles of association, the object of the company is oil and gas services, hereunder exploration, drilling, production and well services and other activities related thereto such as trade, real estate and other assets in the support of such activities, shipping, to invest in securities, participation in other companies of similar category and to offer guarantees and/or pledges its assets as security for third party liability.

Board of directors

Section 6 of our articles of association provides that our board of directors shall be composed of a minimum of three and a maximum of five members. The members are elected by our shareholders’ meeting to serve for a term of two years, that expires at the conclusion of our annual general meeting of shareholders in the year in which the two-year period ends. The general meeting appoints the chairman of our board. In the event a director retires, is removed or is disqualified as a result of personal bankruptcy prior to the end of his/her period of service, and there is no alternate board member, the remaining directors on our board must arrange for the election at a meeting of our shareholders of a new member of the board of directors for the remainder of the period of service.

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

Our board of directors does not have employee representation. However, our employees are represented on the boards of directors of two subsidiaries of Smedvig asa: Smedvig Offshore AS and AS Smedvig Prodrill. Pursuant to a decision by the governmental entity on employee representation, these subsidiaries are allowed to have boards of directors consisting of the same members. Their boards of directors consist of nine members, four of whom are elected by and from among the employees of Smedvig Offshore AS and AS Smedvig Prodrill, and five of whom are elected by the shareholders of Smedvig asa. The decision of the governmental entity was made on April 27, 2000 and is valid until the employees or Smedvig asa gives notice.

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

Under Norwegian law, our directors have no power to vote on their own compensation or that of any member of the board. Our shareholders set the remuneration to be received by members of our board of directors, alternate members and observers. Norwegian law also provides that members of our board of directors may not receive any consideration from parties other than us in connection with their services for us. However, a board member who does not participate in our day-to-day management is not precluded from acting as an agent on behalf of a business carried on by such board member and receiving a standard agency fee in such capacity, provided that such member does not also represent us in the transaction.

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

At December 31, 2004, our share capital was NOK 822,840,040 divided between 54,314,004 Class A shares and 27,970,000 Class B shares, with nominal value of NOK 10.00 per share. All our shares are validly issued, fully paid and nonassessable.

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

Under Norwegian law, any proposal to pay a dividend must be made by our board of directors and approved by our shareholders at the general meeting of shareholders. The dividend cannot exceed the amount proposed or consented to by our board of directors. Dividends in respect of a fiscal year are normally determined at the annual general meeting held in the following year. Any dividend approved at a general meeting accrues to those shareholders that are shareholders at the time of the shareholder approval, unless otherwise stated in the resolution with respect to such dividend distribution.

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

Under Norwegian law, the holders of our shares have pre-emptive rights to acquire or subscribe for additional shares to be issued for cash. These rights apply regardless of which class of shares the shareholder owns or the class of the issued shares. Such rights may be waived by a resolution at a general meeting by the same vote as required to approve an amendment to our articles of association. Shareholders may, by the same majority as required for amending our articles of association, also grant to our board of directors power of attorney to increase our share capital by a new subscription for shares. Such power of attorney must specify, among other things, the amount by which our share capital may be increased, the duration of the power of attorney, and whether shareholders have pre-emptive rights with respect to such share capital increase. The total nominal amount of shares that may be issued under the board authorisation may not exceed half the share capital outstanding at the time the authorization is granted. The authorization may not have a duration of more than two years at a time.

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

Obligations upon acquiring certain percentages of our shares

Under Norwegian laws, if any person or group acting in concert acquires shares causing the acquiror’s portion of shares and/or rights to shares reach or exceed one-twentieth, one-tenth, one-fifth, one-third, one-half, two-thirds or nine-tenths of the share capital or of shares representing an equivalent portion of the voting right in us, the acquiror shall notify the Oslo Stock Exchange of such acquisitions.

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

The decision of acquiring own shares is taken by the general meeting granting the board of directors a power of attorney to make such acquisition. The power of attorney may not exceed 18 months and cannot include the subscription of new shares in Smedvig asa. The decision by the general meeting requires at least two-thirds of both the votes cast and the share capital represented at the general meeting.

At the annual general meeting held on May 11, 2005, the board of directors was authorized to repurchase up to 8,173,400 shares in Smedvig asa. The authorization is valid until June 30, 2006.

MATERIAL CONTRACTS

You should read “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities” for information on our U.S.$ 750 million aggregate amount revolving credit facilities.

TAXATION

Norwegian tax matters

This section, in the opinion of Thommessen Krefting Greve Lund, Norwegian tax counsel to Smedvig, describes the material Norwegian tax consequences that apply to shareholders resident in Norway as well as non-resident shareholders in connection with the acquisition, ownership, and realization of the shares in Smedvig. This section does not provide a complete description of all tax regulations which might be relevant (i.e. for investors for whom special regulations may be applicable). This section is based on current law and practice. Shareholders should contact their professional tax advisors for advice concerning individual tax consequences.

Norwegian Shareholders

Taxation of dividends

Personal shareholders

Dividends distributed to shareholders who are individuals resident in Norway for tax purposes (“Norwegian personal shareholders”) are taxable as general income for such shareholders at a rate of 28%. However, Norwegian personal shareholders are entitled to a tax credit under the Norwegian imputation system. The tax credit corresponds to the tax payable by the shareholder on the dividends received.

Effective as of January 1, 2006, new legislation will be introduced whereby the imputation system is abolished. Dividends distributed to Norwegian personal shareholders will be taxable as general income without the shareholder being entitled to a tax credit. The shareholders will instead be entitled to deduct a calculated allowance when calculating their taxable dividend income. The allowance will be calculated on a share by share basis, and the allowance for each share will be equal to the cost price of the share (including RISK-adjustments as of January 1, 2006, described below) multiplied by a determined risk free interest rate.

Corporate shareholders

Dividends distributed to shareholders who are companies resident in Norway for tax purposes (“Norwegian corporate shareholders)” are not taxable in Norway on such dividends.

Taxation on realization of Shares

Personal shareholders

Sale, redemption or other disposal of shares is considered a realization for Norwegian tax purposes. A capital gain or loss generated by a Norwegian personal shareholder through a disposal of shares is taxable or tax deductible in Norway. Such capital gain or loss is included in or deducted from the basis for computation of general income in the year of disposal. The general income is taxable at a rate of 28%. The gain is subject to tax and the loss is deductible irrespective of the duration of the ownership and the number of shares disposed of.

The taxable gain or loss is equal to the sales price less transactional expenses and the Norwegian personal shareholder’s tax base in the shares. The Norwegian personal shareholder’s tax base is equal to the cost price of the shares adjusted according to the so-called RISK-rules (RISK is the Norwegian abbreviation for the variation of the company’s retained earnings after tax during the ownership of the shareholder). The RISK amount is computed at the end of each fiscal year, and the adjustment takes place as per January 1 of the following year. If a Norwegian personal shareholder has received dividends that have not yet led to adjustments under the RISK system prior to a sale of shares, the tax base on such shares will be adjusted for such dividends when calculating the taxable gain or deductible loss. Correspondingly, if a Norwegian personal shareholder acquires shares where the tax base has been adjusted under the RISK system as a result of dividends distributed to a former shareholder, the acquiring shareholder is entitled to an adjustment for such dividends when the shares are sold or otherwise disposed of in the future. Shares owned by shareholders not resident in Norway for tax purposes are not subject to RISK adjustments.

Effective as of January 1, 2006, new legislation will be introduced whereby the RISK system will be abolished. From this date, the capital gain will be calculated as the consideration received less the cost price of the share (including RISK-adjustments as of January 1, 2006). From this capital gain, Norwegian personal shareholders will be entitled to deduct a calculated allowance when calculating their taxable income. The allowance for each share will be equal to the cost price (including RISK-adjustments as of January 1, 2006) of the share multiplied by a determined risk-free interest rate.

If the shareholder owns shares acquired at different points in time, the shares that were acquired first will be regarded as the first to be disposed of, on a first-in first-out basis.

Corporate shareholders

Norwegian corporate shareholders are not taxable in Norway on capital gains related to realization of shares, and losses related to such realisation are not tax deductible.

Net wealth tax

The value of shares is included in the basis for the computation of wealth tax imposed on Norwegian personal shareholders. Norwegian corporate shareholders are not subject to wealth tax. Currently, the marginal wealth tax rate is 1.1 % of the value assessed. The value for tax assessment purposes of shares listed on the main list of the Oslo Stock Exchange is 65 % of the listed value as of January 1, in the year of tax assessment.

The Norwegian government has proposed to reduce the net wealth tax rate to 50% of the current level through 2006 and 2007, and to abolish the net wealth tax entirely in the longer term. It is uncertain if this proposal will be adopted by the Norwegian Parliament.

Non-resident Shareholders

This section summarizes Norwegian tax rules relevant to shareholders who are not resident in Norway for tax purposes (Non-resident shareholders). Non-resident shareholders’ tax liabilities in their home country or other countries will depend on applicable tax rules in the relevant country.

Taxation of dividends

Dividends distributed to shareholders who are (i) individuals not resident in Norway for tax purposes (Non-resident personal shareholders) or (ii) companies not resident in Norway for tax purposes (Non-resident corporate shareholders) are as a general rule subject to withholding tax at a rate of 25%. The withholding tax rate of 25% is normally reduced through tax treaties between Norway and the country in which the shareholder is resident. The withholding obligation lies with the company distributing the dividends. However, dividends distributed to Non-resident corporate shareholders resident within the EEA area for tax purposes are exempt from Norwegian withholding tax.

The 15% withholding rate under the tax treaty between Norway and the United States will apply to dividends paid on shares held directly by U.S. holders properly demonstrating to the company that they are entitled to the benefits of the convention.

Nominee registered shares will be subject to withholding tax at a rate of 25% unless the nominee has obtained approval from the Tax Directorate for the dividend to be subject to a lower withholding tax rate. To obtain such approval the nominee is committed to file a summary with the tax authority including all beneficial owners that are subject to lower withholding tax. Non-resident shareholders that have suffered a higher withholding tax than set out by an applicable tax treaty may apply to the Norwegian tax authorities for a refund of the excess withholding tax deducted.

If a Non-resident shareholder is carrying on business activities in Norway, and the relevant shares are effectively connected with such activities, the shareholder will be subject to the same taxation as Norwegian shareholders, as described above.

Taxation on realization of Shares

Gains from the sale or other disposition of shares by a Non-resident shareholder will not be subject to taxation in Norway unless the Non-resident shareholder (i) is a Non-resident personal shareholder holding the shares in connection with the conduct of a trade or business in Norway or (ii) is a personal shareholder who has been a tax resident of Norway within the five calendar years preceding the year of the sale or disposition (and whose gains are not exempt pursuant to the provisions of an applicable income tax treaty).

Transfer tax

No stamp or similar duties are currently imposed in Norway on the transfer of shares whether on acquisition or disposal.

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

Taxation of dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by Smedvig out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by Smedvig with respect to the shares or ADSs will be qualified dividend income. You must include any Norwegian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Norwegian kroner payments made, determined at the spot Norwegian kroner/U.S. dollar rate on the date the dividend distribution is included in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your tax basis in the shares or ADSs and, to the extent in excess of your tax basis, will be treated as capital gain.

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

Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007, generally will be “passive income” or “financial services income”, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. Alternatively, you may elect to claim a U.S. tax deduction, instead of a foreign tax credit, for such Norwegian tax, but only for a year in which you elect to do so with respect to all foreign income taxes.

Taxation of capital gains

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2009, is generally taxed at a maximum rate of 15% where the property has been held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive foreign investment company (PFIC) rules

We believe that shares or ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless you elect to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

DOCUMENTS ON DISPLAY

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. Smedvig’s most recent filings are also available on the internet site maintained by the SEC at www.sec.gov.

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

Foreign currency risk management

Our contract portfolio, forward contracts on currencies and foreign currency options are used to reduce the risk associated with the future value of income and expenses denominated in foreign currencies and the foreign exchange risk of our assets and liabilities. Our foreign currency risks arise from:

•	the translation of U.S. dollar denominated debt and other monetary assets and liabilities to Norwegian kroner with the resulting gain or loss recorded as adjustment in shareholders’ equity;

•	foreign currency forward contracts and foreign currency options which are recorded as other financial items;

•	the impact of fluctuations in exchange rates on the reported amounts of our revenues and expenses which are contracted in foreign currencies (primarily the U.S. dollar); and

•	net investment in certain foreign subsidiaries which is recorded as a cumulative translation adjustment in shareholders’ equity.

In 2004, other financial items amounted to a net income of NOK 28 million. Approximately NOK 75 million was related to gains on forward exchange contracts, while the currency losses on balance sheet items amounted to approximately NOK 60 million. In 2003, other financial items amounted to a net income of NOK 75 million of which approximately NOK 80 million is related to gains on forward exchange contracts. These gains were partly offset by a loss of NOK 15 million related to a currency loss on our receivables and bank deposits. In 2002, other financial items amounted to a net income of NOK 27 million of which approximately NOK 120 million is related to gains on forward exchange contracts, partly offset by a loss of NOK 56 million related to a currency loss on a debt denominated in U.S. dollars as well as currency loss on receivables and bank deposits of approximately NOK 40 million. You should read note 5 to our consolidated financial statements for additional information on the other financial items.

Interest rate risk management

The amount and nature of interest rate swap agreements utilized by us is determined by management based upon an analysis of relevant factors, such as future cash flow forecasts, the amount and nature of our financing activities and prevailing market conditions. The derivatives that we utilize to manage interest rate risk do not qualify as hedges for accounting purposes. You should read note 19 to our consolidated financial statements for additional information on interest rate risk management.

The extent of the utilization of financial instruments for interest rate risk management is determined by reference to our net debt exposure and our views regarding future interest rates. At December 31, 2004, approximately 18% of our U.S. dollar-denominated interest-bearing debt was hedged with interest rate swap agreements that do not qualify for hedge accounting treatment. These contracts expire in 2007.

Sensitivity analysis

The analysis below presents the sensitivity of the market or fair value of our financial instruments to selected changes in market rates and prices.

Interest rates sensitivity

Our interest-bearing debt totaled U.S.$ 665 million at December 31, 2004 (corresponding to NOK 4,028 million). NOK 755 million was related to commercial paper and bonds with floating rates in the Norwegian market, the other loans are denominated in U.S. dollars and also have floating rates. A change of one percentage point (100 basis points) in the interest rates as of December 31, 2004, would result in a change of approximately NOK 37 million, excluding our swap agreements, in our annual interest expense. This effect is somewhat moderated by corresponding changes in interest income from our cash deposits and short-term investments.

Exchange rate sensitivity

A significant portion of our revenues is generated in U.S. dollars. We have, therefore, financed most of our assets in U.S. dollars. In addition, virtually all assets are valued in U.S. dollars. A strong U.S. dollar is thus favorable for us.

A 10% change in the Norwegian kroner/U.S. dollar exchange rate for the year ended December 31, 2004, would alter income before income taxes, but excluding change in forward contracts and currency options, for the year by approximately NOK 56 million or NOK 0.70 per share.

Dayrates

We receive dayrates for drilling units in operations. The dayrates are usually fixed during contract periods. As the units over time complete their contracts and start on new assignments, the dayrate received by us may change. A U.S.$1,000 change in dayrates for all of our drilling rigs impacts annual revenues by approximately NOK 28 million. Assuming no corresponding change in costs, this would change income before income taxes by NOK 0.35 per share, per year.

Personnel costs

Personnel costs account for approximately 63% of our operating expenses, excluding depreciation. For our mobile units and tender rigs, a pay increase of 1%, to the extent not recoverable through increased revenues, would reduce the operating profit by roughly NOK 15 million per year, which corresponds to NOK 0.19 per share.

ITEM12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

As of December 31, 2004, an evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on that evaluation, our management, including the chief executive officer and the chief financial officer, concluded that, except as otherwise discussed below, our disclosure controls and procedures were effective as of December 31, 2004 at the reasonable assurance level. There has been no change in our internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In June, 2005, after publication of our audited 2004 financial statements, we became aware of a Norwegian tax rule interpretation which clarified that a change in the taxation of unrealized foreign exchange differences within the Norwegian tonnage tax system should be applied to unrealized foreign exchange gains arising after January 1, 2005 and not to the accumulated balance at December 31, 2004 as we had previously understood. Consequently we have restated our balance sheet under Norwegian GAAP. The adjustment in our restated balance sheet reflects a decrease of NOK 170 million in deferred tax assets, an increase of NOK 26 million in deferred taxes resulting in a decrease of NOK 196 million in shareholders’ equity from that previously reported. These adjustments have no effect on our profit and loss statement under Norwegian GAAP. In the reconciliation of Norwegian GAAP to U.S. GAAP, these adjustments result in a decrease of NOK 196 million in both shareholders’ equity and net income under U.S. GAAP from that previously reported. The reports of management with respect to this matter have been reported to the Board of Directors.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

While the entire board of directors in 2004 served as audit committee, the company established an audit committee in 2005. On June 13, 2005, our board of directors has retained Mr. Martin N. Larsen as an adviser to serve as the audit committee’s financial expert within the meaning of Item 16A of Form 20-F. For more information on our audit committee you should read “Item 6: Directors, Senior Management and Employees — Board Practices”.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides an overview of the fees billed by KPMG AS, our independent auditors in respect of 2004 and 2003, for professional services performed in respect of 2004 and 2003, respectively.

	Year ended December 31,
	2004	2003
	(NOK in millions)
Audit Fees	2.13	2.38
Audit-Related Fees	0.31	0.09
Tax Fees	0.25	0.86
All Other Fees	0.00	0.06

Total	2.69	3.39

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

Audit Committee’s pre-approval policies and procedures. The audit committee is responsible, among other things, for the oversight of our independent auditors. The audit committee nominates our independent auditors to audit our financial statements. In 2003 our board of directors also adopted a policy requiring management to obtain the board of directors’ approval before engaging our independent auditors to provide any other audit or permitted non-audit services to our subsidiaries or ourselves. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the board of directors pre-approves annually a catalog of specific audit and non-audit services in the categories audit services, audit-related services and tax services to be performed by our independent auditors. Services falling outside this scope are approved on a case-by-case basis.

All services performed by the independent accountants were subject to the pre-approval policies and approved in advance, either specifically or generally.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On April 29, 2003, the general meeting of shareholders authorized the board of directors on behalf of Smedvig to acquire up to 10% of Smedvig’s share capital in the open market, which equals approximately 8,298,000 shares. Between April 29, 2003 and April 27, 2004, Smedvig did not purchase any own shares pursuant to the 2003 share buyback authorization.

On April 27, 2004, the general meeting of shareholders authorized the board of directors on behalf of Smedvig to acquire up to 10% of Smedvig’s share capital in the open market, which equals approximately 8,228,000 shares. This authorization superseded the authorization of April 29, 2003 and is valid until June 30, 2005. Smedvig purchased 1,452,000 own shares pursuant to the 2004 share buyback authorization in 2004, and has purchased an additional 1,075,000 shares pursuant to the 2004 share buyback authorization in 2005.

The table below sets forth the total number of purchases by Smedvig of own shares in 2004, comprising no shares purchased pursuant to the 2003 share buyback authorization and 1,452,000 shares purchased pursuant to the 2004 share buyback authorization.

ISSUER PURCHASES OF EQUITY SECURITIES

Period 2004	(a) Total Number of Shares Purchased (3)	(b) Average Price Paid per Share in NOK (4)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
January	—	—	—	8,298,000
February	—	—	—	8,298,000
March	—	—	—	8,298,000
April	—	—	—	8,298,000
May	800,000	55,86	800,000	7,428,000
June	450,000	58,30	450,000	6,978,000
July	—	—	—	6,978,000
August	—	—	—	6,978,000
September	—	—	—	6,978,000
October	102,000	65,35	102,000	6,876,000
November	100,000	67,10	100,000	6,776,000
December	—	—	—	6,776,000

Sum	1,452,000	58,06	1,452,000

(1)	Shares purchased from May 2004 onwards were purchased pursuant to the 2004 share buyback authorization which is valid until June 30, 2005.

(2)	Up until April 27, 2004, Smedvig was authorized to purchase up to 10% of its own shares (approximately 8,298,000 shares). Since April 27, 2004, Smedvig has been authorized to up to 10% of its own shares (approximately 8,228,000 shares).
(3)	All shares were purchased in the open market and pursuant to the authorizations described above.
(4)	Weighted average price per share, calculated for convenience.

PART III

ITEM 17: FINANCIAL STATEMENTS

Not applicable.

ITEM 18: FINANCIAL STATEMENTS

You should read pages F-1 through F-38 incorporated in this annual report by reference.

ITEM 19: EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit 1. Articles of association for Smedvig asa*

Exhibit 4.1 Secured U.S.$ 600 million Reducing and Revolving Credit Loan Facility Agreement, dated May 10, 2001, between Smedvig Rig AS and a group of banks for which Nordea Bank Norge ASA (formerly known as Christiania Bank og Kreditkasse ASA), Citibank N.A., Den norske Bank ASA and Skandinaviska Enskilda Banken AB (Publ.) acted as Joint Arrangers*

Exhibit 4.2 First Supplemental Agreement, dated Feburary 15, 2002, to the U.S.$ 600 million Reducing and Revolving Credit Loan Facility, dated May 10, 2001, between Smedvig Rig AS and a group of banks for which Nordea Bank Norge ASA (formerly known as Christiania Bank og Kreditkasse ASA), Citibank N.A., Den norske Bank ASA and Skandinaviska Enskilda Banken AB acted as Joint Arrangers**

Exhibit 4.3 Second Supplemental Agreement, dated May 9, 2003, to the U.S.$ 600 million Reducing and Revolving Credit Loan Facility, dated May 10, 2001, between Smedvig Rig AS and a group of banks for which Nordea Bank Norge ASA (formerly known as Christiania Bank og Kreditkasse ASA), Citibank N.A., Den norske Bank ASA and Skandinaviska Enskilda Banken AB acted as Joint Arrangers**

Exhibit 4.4. Third Supplemental Agreement, dated June 26, 2003, to the U.S.$ 500 million Reducing and Revolving Credit Loan Facility, dated May 10, 2001, between Smedvig Rig AS and a group of banks for which Nordea Bank Norge ASA (formerly known as Christiania Bank og Kreditkasse ASA), Citibank N.A., Den norske Bank ASA and Skandinaviska Enskilda Banken AB acted as Joint Arrangers***

Exhibit 4.5 Employment contract between Kjell E. Jacobson and Smedvig asa, dated June 24, 2002**

Exhibit 4.6. Fourth Supplemental Agreement, dated November 2, 2004, to the U.S.$ 500 million Reducing and Revolving Credit Loan Facility, dated May 10, 2001, between Smedvig Rig AS and a group of banks for which DnB NOR Bank ASA, Fokus Bank ASA and Citigroup Global Markets Ltd acted as Joint Arrangers†

Exhibit 4.7. Secured U.S.$ 250 million Reducing and Revolving Credit Loan Facility Agreement, dated November 2, 2004, between Smedvig Rig AS and a group of banks for which DnB NOR Bank ASA, Fokus Bank ASA and Citigroup Global Markets Ltd acted as Joint Arrangers†

Exhibit 8. Subsidiaries

Exhibit 12. Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 13. Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000.
**	Incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2002.
***	Incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003.
†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report hereby on its behalf.

SMEDVIG ASA
(Registrant)

By:	/s/ Alf C. Thorkildsen
Alf C. Thorkildsen
Chief Financial Officer

Date: June 29, 2005

SMEDVIG asa AND SUBSIDIARIES

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Smedvig asa

We have audited the consolidated balance sheets of Smedvig asa and subsidiaries as of December 31, 2003 and 2004 and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Smedvig asa and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with generally accepted accounting principles in Norway.

As discussed in note 30 to the consolidated financial statements, deferred taxes and shareholders’ equity have been restated as of December 31, 2004.

Accounting principles generally accepted in Norway vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the Consolidated Financial Statements. As discussed in note 30 to the consolidated financial statements, net income, related earnings per share data and shareholders’ equity under generally accepted accounting principles in the United States have been restated as of and for the year ended December 31, 2004.

KPMG AS

Stavanger, Norway

March 16, 2005, except for Notes 28 and 30,

which are as of June 20, 2005

Aage K. Seldal

State Authorized Public Accountant

SMEDVIG asa AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
		2004	2004	2003	2002
		(U.S.$ Note 1) (unaudited)	(NOK)	(NOK)	(NOK)
		(millions, except per share data)
Revenues	(Note 3)	507	3,081	3,037	3,354

Operating expenses
Personnel expenses	(Note 4)	(239)	(1,450)	(1,347)	(1,465)
Other operating expenses		(142)	(865)	(799)	(1,025)
Depreciation	(Note 8)	(58)	(352)	(361)	(451)

Total operating expenses		(439)	(2,667)	(2,507)	(2,941)

Operating profit		68	414	530	413

Financial income and expenses
Interest income		2	11	15	28
Interest expenses	(Note 15,16)	(21)	(129)	(128)	(224)
Other financial items	(Note 5)	5	28	75	27

Net financial items		(14)	(90)	(38)	(169)

Other items
Other items	(Note 6)	34	209	(668)	(1,313)
Gains on sale of assets	(Note 6)	3	15	—	351

Total other items		37	224	(668)	(962)

Income (loss) before income taxes		91	548	(176)	(718)

Income tax benefit (expense)	(Note 7)	(16)	(97)	88	(84)

Net income (loss)		74	451	(88)	(802)

Minority share of net loss (income)		—	—	30	1
Earnings (loss) per share	(Note 9)	0.92	5.60	(0.71)	(9.74)
Diluted earnings per share	(Note 9)	0.91	5.55	(0.71)	(9.74)

The accompanying notes form an integral part of these Consolidated Financial Statements.

SMEDVIG asa AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		Year ended December 31,
		2004	2004	2003
		(U.S.$ Note 1) (unaudited)	(NOK)	(NOK)
		(millions, except per share data)
ASSETS
Long-term assets
Deferred taxes (restated, see note 30)	(Note 7)	—	—	26
Mobile units and tender rigs	(Note 8)	1,000	6,081	5,377
Other tangible assets	(Note 8)	21	128	133
Financial fixed assets	(Note 10)	26	158	163

Total long-term assets		1,047	6,367	5,699

Current assets
Receivables	(Note 11)	162	985	883
Cash and cash equivalents	(Note 12)	123	746	993

Total current assets		285	1,731	1,876

Total assets		1,332	8,098	7,575

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Paid-in capital	(Note 13)	418	2,541	2,545
Retained earnings (restated, see note 30)	(Note 13)	70	428	517

Total shareholders’ equity		488	2,969	3,062

Provisions
Deferred taxes (restated, see note 30)	(Note 7)	4	26	—
Pensions	(Note 14)	35	211	172

Total provisions		35	237	172

Long-term liabilities
Long-term interest-bearing debt	(Note 15)	630	3,828	3,323

Total long-term liabilities		630	3,828	3,323

Current liabilities
Short-term interest-bearing debt	(Note 16)	33	200	200
Other short-term liabilities	(Note 17)	142	864	818

Total current liabilities		175	1,064	1,018

Total shareholders’ equity and liabilities		1,332	8,098	7,575

The accompanying notes form an integral part of these Consolidated Financial Statements.

SMEDVIG asa AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2004	2004	2003	2002
	(U.S.$ Note 1) Unaudited	(NOK)	(NOK)	(NOK)
	(in millions)
Cash flows from operating activities
Net income (loss)	74	451	(88)	(802)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	58	352	361	451
Gains on sale of assets	(2)	(15)	—	(330)
Losses on sales of securities	—	—	—	6
Reversal of previously recognized impairment loss	(34)	(209)	—	—
Amortization expense for periodic overhauls	14	83	62	77
Associated companies	(1)	(9)	(12)	(8)
Write-down of assets	—	—	—	1,313
Pension provisions	6	39	(4)	48
Deferred income taxes	(1)	(5)	(146)	31
Change in assets and liabilities:
Receivables	(14)	(88)	222	(115)
Income taxes payable	3	20	(12)	(3)
Accounts payable	4	27	(9)	(2)
Other current liabilities	(10)	(59)	(103)	(21)

Net cash provided by operating activities	97	587	271	645

Cash flows from investing activities
Capital expenditures on mobile units, tender rigs and drilling equipment inventory and fixtures	(244)	(1,481)	(512)	(354)
Capital expenditures on long-term maintenance	(40)	(242)	(70)	(40)
Cash collection of long-term receivables	9	57	76	(94)
Proceeds from sale of fixed assets	42	253	6	494
Proceeds from net redemption of securities	—	—	28	95
Investments in shares and joint ventures	(2)	(12)	—	—

Net cash provided by (used in) investing activities	(235)	(1,425)	(472)	101

Cash flows from financing activities
Long-term debt borrowings	225	1,369	1,025	1
Payments of long-term debt	(97)	(591)	(315)	(873)
Treasury shares	(11)	(69)	(30)	(4)
Minority’s share of cash paid in limited partnership	—	—	11	—
Dividends	(17)	(101)	(81)	(123)

Net cash provided by (used in) financing activities	100	608	610	(999)

Effect of exchange rate changes on cash and cash equivalents	(2)	(17)	(14)	(79)

Net increase (decrease) in cash and cash equivalents	(40)	(247)	395	(332)

Cash and cash equivalents at beginning of year	163	993	598	930

Cash and cash equivalents at end of year	123	746	993	598

The accompanying notes form an integral part of these Consolidated Financial Statements.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of Significant Accounting Policies

The accompanying consolidated financial statements present the financial position of Smedvig asa and consolidated subsidiaries (the “Company” or “Smedvig”). The accounts have been prepared in accordance with generally accepted accounting principles in Norway (Norwegian GAAP). These accounting principles vary in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP). See note 29 for a discussion of the principal differences between Norwegian GAAP and U.S. GAAP that affect the Company’s consolidated net income (loss) and shareholders’ equity.

For reporting periods beginning January 1, 2005, the consolidated accounts must be prepared in accordance with International Financial Reporting Standards (IFRS). See note 2 for a discussion of the principal differences between Norwegian GAAP and IFRS that affect the Company.

Solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2004, have been translated from Norwegian kroner (“NOK”) into United States dollars (“U.S.$”) using the December 31, 2004 Noon Buying Rate of the Federal Reserve Bank of New York of U.S.$1.00 = NOK 6.0794. This information is unaudited.

Nature of Operation

Smedvig is an offshore drilling contractor that, since 1965, has provided drilling and related services to the oil and gas industry.

In addition to owning and operating mobile drilling rigs, a drillship and tender rigs, Smedvig has contracts for production drilling and maintenance on fixed installations on the Norwegian and the UK continental shelves.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Norway and the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant estimates include those required in the valuation of fixed assets, income taxes, assessment of other contingent liabilities and pension liabilitites, and the capitalization of costs relating to the upgrade of a mobile unit or tender rig and income taxes. Actual results could differ from those estimates.

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

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Reclassification

Certain 2003 and 2002 amounts have been reclassified to conform to the 2004 presentation. Previously, capitalized long-term maintenance costs were recorded as a separate asset. In 2004, the Company combined these balances with the related drilling units.

Capitalized finance costs have previously been recorded as Financial fixed assets. After the reclassification in 2004, such items reduced Long-term interest-bearing debt.

Revenue Recognition

The substantial majority of the Company’s revenues is derived from dayrate-based drilling contracts or other service contracts. Revenues are recognized in the period during which the services are rendered, and at the rates established in the contracts.

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

Functional Currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. Normally, that is the currency of the environment in which an entity primarily generates and

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

expends cash. The Company uses Norwegian kroner as functional currency on the Group level. However, Smedvig Asia and Smedvig Rig use the U.S. dollar as the functional currency:

Foreign Currencies

Due to the international nature of the Company’s operations, exchange rate movements give rise to foreign currency transaction risk and translation risk when revenues, costs and net assets of foreign subsidiaries are converted into Norwegian kroner. While the Company engages in certain foreign exchange transactions with respect to its foreign currency exposure, there can be no assurance that these transactions will protect the Company from the effects of future exchange rate fluctuations, see note 19.

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

Mobile Units, Tender Rigs and Other Tangible Assets

Mobile units, tender rigs and other tangible assets are recorded at historical cost less accumulated depreciation. These assets are depreciated on a straight-line basis over the economic life of the assets. The Company’s mobile rigs, drillship and tender rigs are depreciated over 25 years. Drilling equipment and fixtures are depreciated over a period of three to ten years, depending upon their useful life.

Towards the end of a unit’s operating life, the Company may in certain situations decide to upgrade a unit in order to extend the life of the unit or modify it for alternative employment. In such instances, the associated cost is capitalized and depreciated over the new remaining life of the unit.

Impairment of Long-Lived Assets

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

In subsequent periods, market conditions may improve resulting in the recovery of the fair value of an asset to levels that could exceed those that were the basis of impairment charges. In such cases, the impairment charge is reversed in periods reflecting these increases in amounts up to the original cost basis less depreciation that would have been recorded from the date of the charge through the date of recovery.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Repairs, maintenance and periodic overhauls

Costs related to periodic overhauls of mobile units and tender rigs are capitalized under mobile units and tender rigs and amortized over the anticipated period between overhauls, which is generally five years, as required by various rules and regulations. Related costs are primarily shipyard costs and the cost of employees directly involved in the periodic overhauls.

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

Derivative Financial Instruments

The Company’s interest-rate swap agreements, currency options and forward exchange contracts do not qualify as hedges for accounting purposes, as they are not designated as hedges of specific assets, liabilities or firm commitments. Consequently, interest-rate swap agreements, forward exchange and currency options contracts are marked to market, with the resulting gain or loss recorded as Other Financial Items.

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

The majority of the Company’s mobile units and tender rigs as well as the drillship are taxed according to the Norwegian tax scheme for shipowning and offshore companies. According to the principles of the scheme, no income tax is assessed on the operating results of those companies that qualify and decide to participate in the scheme. Under the scheme, taxation will occur when dividends are paid by companies within the scheme or when a company decides to withdraw from the scheme. A portion of net financial items are subject to ordinary Norwegian taxation. Since Smedvig deems it preferable to stay within the scheme indefinitely, no provision for deferred taxes has been accrued on applicable income. However, see note 28 for an updated version of the Company´s position related to the tonnage tax system. The Company recognizes provisions for deferred taxes related to temporary differences on taxable net financial items.

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

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Earnings per Share

Earnings per share is computed by dividing net income by the weighted average number of Class A and Class B shares outstanding during the year. Shares issued during the year are weighted for the portion of the year that they were outstanding.

Diluted earnings per share is computed in a manner consistent with that of earnings per share, while giving effect to the potentially dilutive effect of outstanding stock options during the period. Diluted earnings per share does not include the potential effects of outstanding share options in loss years as the effects are anti-dilutive. Note 9 discloses outstanding shares for the years 2004, 2003 and 2002.

Incentive programs

The Company has established incentive plans for senior management. In the case when the exercise price of the share options granted is lower than the market price of the Company’s shares on the date of grant, the difference is recognized as salary expense over the vesting period. National insurance contributions arising from such incentive programs are accrued over the period of the options.

The notes refer to the Group. The numbers are in NOK million unless otherwise stated.

Note 2 — Transition to International Financial Reporting Standards (IFRS) - Unaudited

Impact of conversion on consolidated group financial statements

Smedvig will, with effect from January 1, 2005, prepare its consolidated accounts in accordance with the International Financial Reporting Standards (IFRS). In order to have comparative figures, the transition date for IFRS has been set to January 1, 2004. The implementation of the new standards will result in differences compared to the accounts, which are currently reported in accordance with Norwegian Generally Accepted Accounting Principles (NGAAP). The transition to IFRS is not expected to have any significant impact on the Company’s equity as of January 1, 2004. However, a summary of the preliminary effects is as follows.

Dividends

Under IFRS the proposed dividend will not be recorded as a liability in the balance sheet before approved by the General Meeting. As of January 1, 2004 this represents NOK 101 million.

Financial instruments

The Company applies fair value accounting of all its financial instruments, in line with IFRS.

Income Taxes

Smedvig uses the U.S. dollar as its functional currency for a significant part of its business, although the consolidated accounts are prepared in Norwegian kroner. The impact of translating U.S. dollar-denominated debt into Norwegian kroner is included in shareholders’ equity. Related income tax effects due to the fact that these translation differences impact taxable income have also been adjusted as a component of shareholders’ equity. However, under IFRS such taxes will be recognized in the income statement. For 2004, such taxes amounted to NOK 67 million.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pensions

Smedvig will recognize plan amendments and cumulative actuarial gains and losses for defined benefit plans at the date of transition as an implementation effect. This will lead to a decrease of approximately NOK 20 million in recorded pension liabilities in the consolidated balance sheet for 2004.

Share Based Option Schemes

In accordance with IFRS, the Company will amortize the fair value of the options granted to employees over the vesting period. The estimated amortization expense for 2004 is NOK 14 million related to options granted subsequent to November 7, 2002.

Tangible Fixed Assets

Tangible fixed assets will continue to be recorded at historical cost adjusted for accumulated depreciation. However, under IFRS the Company has introduced component accounting, which implies that drilling units are divided into essential components. The application of component accounting will not have any significant effects on the Company’s accounts.

Liabilities

Under Norwegian GAAP, the current portion of long-term debt is classified as long-term liability. Under IFRS, debt should be classified as current or non-current based on whether it is due within one year from the balance sheet.

The fact that certain IFRS rules were recently introduced means that clarifications from standard-setting bodies as well as the development of best practice may lead to further clarifications that could have an effect on the information provided above. The IFRS rules are in addition subject to continuous review and approval by the EU.

Note 3 — Segment Information

The Company provides drilling and related services to the offshore oil and gas industry. There have not been any intersegment sales. The accounting principles for the segments are the same as for the consolidated accounts.

Geographic segment data

The following presents the Company’s revenues, income (loss) before taxes and assets by geographic area:

	Year ended December 31,
	2004	2003	2002
	(NOK in millions)
Revenues from unaffiliated customers
Norway	1,843	2,045	1,866
Congo	253	—	—
Thailand	207	278	328
Brunei	170	338	318
UK	151	54	189
Indonesia	149	135	—
Malaysia	144	159	399
Mauritania	110	28	—
Other	54	—	254

Total	3,081	3,037	3,354

Income (loss) before income taxes
Norway(1)	170	(398)	408

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2004	2003	2002
	(NOK in millions)
Congo	45	—	—
Thailand	50	55	93
Brunei	37	173	142
UK	24	(7)	(10)
Indonesia	54	36	—
Malaysia(2)	55	63	192
Mauritania	14	(14)	—
Other(3)	189	(46)	(1,374)

Income (loss) before income taxes and net financial items	638	(138)	(549)
Net financial items	(90)	(38)	(169)

Total	548	(176)	(718)

	As of December 31,
	2004	2003	2002
	(NOK in millions)
Identifiable assets (4)
Norway	3,289	3,968	4,490
Congo	750	—	—
Thailand	290	542	490
Brunei	406	873	447
UK	88	—	186
Indonesia	576	638	—
Malaysia	402	152	529
Mauritania	2,146	15	—
Other (5)	151	1,387	1,398

Total	8,098	7,575	7,540

(1)	Including a loss on the Balder dispute of NOK 668 million for the year ended December 31, 2003 and a gain on sales of assets of NOK 351 million for the year ended December 31, 2002.
(2)	Including gains on sale of T-2 and part of T-9 amounting to NOK 15 million for the year ended December 31, 2004.
(3)	Including a partial reversal of a previous write-down of West Navigator amounting to NOK 209 million for the year ended December 31, 2004 and a write-down of West Navigator amounting to NOK 1,313 million for the year ended December 31, 2002.
(4)	A substantial portion of the Company´s assets are mobile drilling units. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.
(5)	Including West Navigator at NOK 943 million and NOK 982 million for the years ended December 31, 2003 and 2002, repectively. At December 31, 2004 West Navigator was operating in Mauritania.

Industry segment data

As of December 31, 2004, the Company operates in the following three segments:

•	Mobile Units:	The Company offers services encompassing drilling, completion and maintenance of offshore wells in deep waters and harsh environments. The drilling contracts relate to three semi-submersible rigs, one ultra-large jack-up and one deepwater drillship.

•	Tender Rigs:	The Company operates a fleet of seven self-erecting tender rigs and three semi-submersible tender rigs, which are used for production drilling and well maintenance in Southeast Asia and West Africa.

•	Well Services:	The Company performs production drilling and maintenance activities on several fixed installations in the Norwegian sector and the UK sector of the North Sea. The Company also provides wireline services including well maintenance, modification and abandonment.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For accounting purposes only, there is a fourth division, Discontinued Activities.

	Year ended December 31,
	2004	2003	2002
	(NOK in millions)
Revenues from unaffiliated customers
Mobile Units	1,168	1,287	1,423
Tender Rigs	955	911	1,076
Well Services	958	838	855
Discontinued Activities	—	1	—

Total	3,081	3,037	3,354

Depreciation and amortization
Mobile Units	247	258	367
Tender Rigs	168	147	143
Well Services	20	18	18

Total	435	423	528

	Year ended December 31,
	2004	2003	2002
	(NOK in millions)
Income (loss) before income taxes
Mobile Units (1)	298	129	(1,049)
Tender Rigs (2)	248	326	443
Well Services	92	88	63
Discontinued Activities (3)	—	(681)	(6)

Income (loss) before income taxes and net financial items	638	(138)	(549)
Net financial items	(90)	(38)	(169)

Total	548	(176)	(718)

	Year ended December 31,
	2004	2003	2002
	(NOK in millions)
Identifiable assets
Mobile Units	5,417	4,558	4,655
Tender Rigs	2,226	2,759	2,497
Well Services	455	258	220
Discontinued Activities	—	—	168

Total	8,098	7,575	7,540

	As of December 31,
	2004	2003	2002
	(NOK in millions)
Capital expenditures
Mobile Units	1,075	21	273
Tender Rigs	383	451	72
Well Services	23	40	9

Total	1,481	512	354

(1)	Including a partial reversal of a previous write-down of West Navigator amounting to NOK 209 million for the year ended December 31, 2004 and a write-down of West Navigator amounting to NOK 1,313 million offset by gains on sales of assets of NOK 351 million related to the sale of West Vanguard for the year ended Decemebr 31, 2002.
(2)	Including gains on sale of T-2 and part of T-9 amounting to NOK 15 million for the year ended December 31, 2004.
(3)	Including a loss on the Balder dispute of NOK 668 million for the year ended December 31, 2003.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4 — Personnel Expenses and Remuneration to the Board of Directors and Chief Executive Officer

	Year ended December 31,
	2004	2003	2002
	(NOK in millions)
Specification of personnel expenses
Salaries	1,134	1,038	1,126
National insurance contribution	133	129	142
Pension costs	83	85	109
Other remuneration	100	95	88

Total	1,450	1,347	1,465

Average number of employees	3,751	2,805	3,100

Remuneration to the Board of Directors and Chief Executive Officer

2004
(Numbers in NOK)
Remuneration expensed in 2004:
Board of Directors	800,000
Chief Executive Officer(1)	3,185,069

(1)	In addition to the remuneration detailed above, the Chief Executive Officer exercised options in Smedvig with net value of NOK 896,760. The Chief Executive Officer has been granted 70,000 options in 2004, which are described in note 18. The Chief Executive Officer has a bonus arrangement based on achieving specific targets with a maximum limit of 50 percent of annual salary. The Chief Executive Officer has an early pension agreement whereby he can retire at the age of 65. Pursuant to his employment contract he will receive compensation corresponding to 24 months salary if he, at the request of the Board of Directors, resigns.

The Chairman of the Board, Peter T. Smedvig, who is a Non-Executive Chairman, has not received any remuneration in 2004.

Note 5 — Other Financial Items

In 2004, Other financial items amounted to a net income of NOK 28 million. Approximately NOK 75 million was related to gains on the Company’s forward exchange contracts, while the gains on the Company’s interest rate swap agreements amounted to approximately NOK 5 million. Income from associated companies amounted to approximately NOK 10 million and the currency losses on balance sheet items amounted to approximately NOK 60 million.

In 2003, Other financial items amounted to a net income of NOK 75 million of which approximately NOK 80 million was related to gains on the Company’s forward exchange contracts. In addition, NOK 12 million was reported as income from the associated companies. These gains were partly offset by currency losses on receivables and bank deposits of approximately NOK 15 million.

In 2002, Other financial items amounted to a net income of NOK 27 million of which approximately NOK 120 million was related to gains on the Company’s forward exchange contracts, partly offset by a loss of NOK 56 million related to a currency loss on a debt denominated in U.S. dollars as well as a currency loss on receivables and bank deposits of approximately NOK 40 million.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6 — Other Items

In 2004, Other items reflected a partial reversal of the previous write-down of West Navigator. The reversal amounted to NOK 209 million. The reversal was done as the market conditions have improved, resulting in a partial recovery of the fair value of the drillship.

Gains on sale of assets amounting to NOK 13 million reflected the partial sale of T-9, when the rig was sold to the Varia Perdana Group, a joint venture controlled by Sapura-Crest Petroleum 51 percent and Smedvig 49 percent. In addition, T-2 was retired, resulting in a gain of NOK 2 million.

On July 30, 2003, Stavanger District Court came to a decision in the dispute between Esso and Smedvig regarding the completion of the Balder production vessel that Smedvig sold to Esso. The Court concluded that Smedvig had to pay a net amount of NOK 485 million plus U.S.$ 3.5 million. In addition to these amounts, Smedvig had to pay interest to Esso of approximately NOK 160 million.

Early 2004, Esso and Smedvig agreed to waive all outstanding claims concerning the litigation process. All remaining issues between Esso and Smedvig have been settled without any further payments. At the same time, Smedvig reached a final settlement with Keppel FELS in relation to the building contract for Balder FPU. Under this agreement Smedvig received U.S.$ 25 million and maintained the right to seek indemnity from the underwriters of the warranty insurance.

As a consequence of the Court’s decision, the Company had to write-off a receivable of NOK 175 million, which was included in Other items in 2003. The net effect of the Balder dispute was a loss of NOK 668 million.

In 2002, the Company recorded a write-down of West Navigator amounting to NOK 1,313 million as a result of its impairment evaluation to reflect the asset at fair value. Fair value was determined based on the average fair value estimates obtained from three independent offshore brokers.

In 2002, the Company sold the mobile unit West Vanguard for approximately U.S.$ 69 million, resulting in a net gain of NOK 351 million.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7 — Income Taxes

Allocation of income (loss) before income taxes:

	Year ended December 31,
	2004	2003	2002
	(NOK in millions)
Norway	495	(246)	(769)
Outside Norway (1)	53	70	51

Total	548	(176)	(718)

Income tax expense (benefit):

	Year ended December 31,
	2004	2003	2002
	(NOK in millions)
Payable tax:
Norway	46	21	12
Outside Norway	45	37	41

Total payable tax (2)	91	58	53
Total deferred income tax expense (benefit) Norway	22	(145)	31
Total deferred income tax benefit outside Norway	(16)	(1)	—

Total	97	(88)	84

(1)	Allocation of income before taxes refers to income not taxable in Norway.
(2)	In 2004, total payable taxes amounted to NOK 91 million of which NOK 38 million was a result of an assessment paid related to a disputed tax claim involving the rig West Alpha. The Company is actively trying to recover this amount and is of the opinion that this will be refunded at a later stage.

The principal differences between the expected tax expense computed by applying the Norwegian statutory tax rate of 28 percent to income (loss) before income taxes and the actual tax expense are as follows:

	Year ended December 31,
	2004	2003	2002
	(NOK in millions)
“Expected” income taxes	153	(49)	(201)
Foreign tax rate differential	17	21	27
Shipowners’ taxation in Norway	(88)	(51)	250
Income tax provision (reversed provisions)	(4)	13	—
Other	19	(22)	8

Income taxes	97	(88)	84

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consists of the following:

	Year ended December 31,
	2004	2003	2002
	(NOK in millions)
Deferred tax assets:
Tax loss carry forward	179	235	276
Pension liabilities	55	45	46
Provisions	19	15	25

Gross deferred tax assets	253	295	347

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2004	2003	2002
	(NOK in millions)
Deferred tax liabilities:
Fixed assets	4	15	14
Currency exchange fluctuations (restated, see note 30)	272	213	353
Other	3	41	59

Gross deferred tax liabilities	279	269	426

Net deferred tax assets	(26)	26	(79)

At December 31, 2004, the Company’s deferred tax asset of NOK 179 million was derived from a tax loss carry forward of NOK 638 million, that expires in varying amounts primarily between 2008 and 2013. The Company is of the opinion that it is probable that the deferred tax assets will be realized through future profits.

Note 8 — Mobile Units and Tender Rigs and Other Tangible Assets

	Mobile units and tender rigs		Drilling equipment, inventory and fixtures	Total tangible assets
	(NOK in million except percentages)
Original cost January 1, 2004	9,678		398	10,076
Additions	1,687		36	1,723
Disposals	(372)		(16)	(388)

Cost at December 31, 2004	10,993		418	11,411
Currency exchange fluctuations	(552)		—	(552)
Accumulated depreciation, amortization and write-downs at December 31, 2004	(4,360)		(290)	(4,650)

Book value at December 31, 2004	6,081		128	6,209

Depreciation for the year	314		38	352
Reversal of write-down	(209)		—	(209)
Amortization for the year	83		—	83
Percentage depreciation and amortization	4-20	% (1)	10-33%	—

(1)	The percentage of 20 is related to long-term maintenance that is included in the asset value and amortized over five years.

Note 9 — Earnings Per Share

	Net income (loss) adjusted for minority interest	Weighted average shares outstanding	Earnings per share
	(NOK in million except per share data)
2002
Earnings (loss) per share	(801)	82,253,720	(9.74)
Effect of dilution:
Options		—

Diluted earnings (loss) per share	(801)	82,253,720	(9.74)
2003
Earnings (loss) per share	(58)	81,346,850	(0.71)
Effect of dilution:
Options		—

Diluted earnings (loss) per share	(58)	81,346,850	(0.71)
2004
Earnings per share	451	80,562,850	5.60
Effect of dilution:
Options		725,587

Diluted earnings per share	451	81,288,437	5.55

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years 2003 and 2002, 1,465,000 and 1,210,000 options were excluded from the computation of diluted earnings per share due to their antidilutive effect.

Note 10 — Financial Fixed Assets

	As of December 31,
	2004	2003	2002
	(NOK in millions)
Long-term receivables:
KS West Alpha	—	—	84
Other long-term receivables	9	35	38
Shares in associated companies:
Lisme AS	134	119	98
Shares in limited partnerships:
KS Difko XLIV	14	8	10
Shares:
Shares in North Norway Drilling Co. AS	1	1	1

Total	158	163	231

Note 11 — Receivables

	As of December 31,
	2004	2003	2002
	(NOK in millions)
Trade receivables	531	445	580
Other receivables, including unbilled receivables and other current receivables	454	438	525

Total	985	883	1,105

The trade receivables are primarily from major international oil and gas companies. The Company continually evaluates the credit risk associated with each customer and, when considered necessary, requires certain guarantees. At December 31, 2004, 2003 and 2002 no provision for doubtful accounts was considered necessary.

Note 12 — Cash and Cash Equivalents

	As of December 31,
	2004	2003	2002
	(NOK in millions)
Cash	608	851	469
Certificates of deposit	138	142	129

Total	746	993	598

Of the total cash and cash equivalents of NOK 746 million, NOK 87 million represents cash and cash equivalents in proportionately consolidated entities.

Note 13 — Shareholders’ Equity

The Company’s share capital is divided in two share classes, Class A and Class B. The class B shares are in general non-voting, but otherwise carry the same rights and privileges as the holders of Class A shares. Each share has a par value of NOK 10.00.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total paid-in capital:

	2004	2003	2002
	(Numbers in NOK)
Registered share capital	822,840,040	829,840,040	829,840,040
Treasury shares	(22,030,000)	(17,910,000)	(7,909,999)
Share premium reserve	1,740,284,947	1,733,284,947	1,733,284,947

Balance at December 31	2,541,094,987	2,545,214,987	2,555,214,988

Changes in the number of Class A shares, Class B shares and share capital are as follows:

	Number of Class A Shares		Number of Class B Shares		Share Capital
Balance at January 1, 2004	55,014,004		27,970,000		830
Cancellation of shares in 2004	(700,000)		—		(7)

Issued shares at December 31, 2004	54,314,004	(1)	27,970,000	(1)	823

Treasury shares:

	Number of Class A Shares	Number of Class B Shares	Share Capital
Balance at January 1, 2002	—	693,250	(7)
Treasury shares bought 2002	—	100,000	(1)
Treasury shares sold 2002	—	(2,250)	—

Balance at December 31, 2002	—	791,000	(8)
Treasury shares bought 2003	700,000	300,000	(10)

Balance at December 31, 2003	700,000	1,091,000	(18)
Treasury shares bought 2004	550,000	902,000	(15)
Treasury shares sold 2004	—	(340,000)	3
Treasury shares cancelled 2004	(700,000)	—	7

Balance at December 31, 2004	550,000	1,653,000	(22)
Outstanding shares at December 31, 2004	53,764,004	26,317,000	801

(1)	Includes 550,000 Class A Shares and 1,653,000 Class B Shares held as treasury shares at December 31, 2004.

A share repurchase program authorizes the Company to purchase up to 8.2 million shares from time to time on the open market or pursuant to negotiated transactions at price levels the Company deems attractive. In 2004, the Company purchased 0.6 million Class A Shares and 0.9 million Class B Shares at an aggregate cost of NOK 84 million, in addition the Company issued 0.3 million Class B Shares at a total price of NOK 16 million in connection with exercises of share options. In 2003, the Company purchased 0.7 million Class A Shares and 0.3 million Class B Shares at an aggregate cost of NOK 30 million. The Company purchased 0.1 million Class B shares in 2002 at an aggregate cost of NOK 4 million. The purpose of the share repurchase program is to assist the Company achieve its long-term objective of enhancing shareholder value. The treasury shares should also be viewed as part of the Company’s obligations related to the share incentive programs.

Changes in share capital, share premium reserve, minority interests, retained earnings and foreign currency adjustments:

	Share Capital	Share premium reserve	Minority interests	Retained earnings	Foreign currency adjustments	Total shareholders’ equity
	(NOK in millions)
Balance at January 1, 2002	823	1,733	20	2,391	101	5,068
Net loss	—	—	(1)	(801)	—	(802)

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Share Capital	Share premium reserve	Minority interests	Retained earnings	Foreign currency adjustments	Total shareholders’ equity
	(NOK in millions)
Dividend	—	—	—	(81)	—	(81)
Foreign exchange translation	—	—	—	—	(802)	(802)
Treasury shares	(1)	—	—	(3)	—	(4)

Balance at December 31, 2002	822	1,733	19	1,506	(701)	3,379

Net loss	—	—	(30)	(58)	—	(88)
Dividend	—	—	—	(101)	—	(101)
Foreign exchange translation	—	—	—	—	(109)	(109)
Treasury shares	(10)	—	—	(20)	—	(30)
Other changes in minority interests	—	—	11	—	—	11

Balance at December 31, 2003	812	1,733	—	1,327	(810)	3,062

Net income	—	—	—	451	—	451
Dividend	—	—	—	(120)	—	(120)
Foreign exchange translation (restated, see note 30)	—	—	—	—	(355)	(355)
Cancellation of shares	—	7	—	(7)	—	—
Treasury shares	(11)	—	—	(58)	—	(69)

Balance at December 31, 2004	801	1,740	—	1,593	(1,165)	2,969

The Company’s 20 largest shareholders at December 31, 2004:

Name	No. of Class A shares	No. of Class B shares	% of total number of shares
Peder Smedvig Capital I as	18,856,098	2,501,374	25.96
Folketrygdfondet	4,118,500	4,046,300	9.92
Odin Norge	—	2,961,405	3.60
Odin Norden	—	2,833,000	3.44
Smedvig asa	550,000	1,653,000	2.68
State Street Bank & Trust Co.	1,363,202	674,295	2.48
Mellon Bank AS Agent for Clients	1,577,828	84,816	2.02
UBS (Luxembourg) S.A.	1,089,768	272,442	1.67
Investors Bank & Trust	1,133,660	—	1.38
A/S Veni	832,460	208,114	1.28
Nora Smedvig	826,528	206,632	1.26
JP Morgan Chase Bank	1,002,849	7,316	1.23
Morgan Stanley & Co. Inc.	458,347	517,500	1.19
Credit Suisse First Boston	—	939,000	1.14
Citibank NA	443,347	477,365	1.12
Stiching Shell Pensioensfond	74	866,900	1.05
Third Avenue Intl.	760,400	—	0.92
JP Morgan Chase Bank	336,080	384,492	0.88
Deutsche Bank AG	651,200	—	0.79
Skagen Vekst	—	600,000	0.73

Percent of total number of shares	41.32	23.40	64.70

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Shares and options owned by the Board, CEO and senior management at December 31, 2004:

	Class A shares	Class B shares	Options
Peter T. Smedvig, Chairman	21,708,854	3,214,564	—
Raymond De Smedt, Director	34,000	11,300	—
Siri B. Hatlen, Director	—	—	—
J. Larry Nichols, Director	20,000	—	—
Andrew C. Salvesen, Director	—	—	—
Kjell E. Jacobsen, CEO	8,000	5,000	220,000
Alf C. Thorkildsen, CFO	—	7,700	140,000
Stein Diesen, Managing Director	—	—	70,000
Alf Ragnar Løvdal, Managing Director	—	1,000	70,000
Ståle Rød, Managing Director	8,000	82,000	140,000

Note 14 — Pension Plans

The Company has a defined benefit pension plan that covers approximately 1,984 employees as of December 31, 2004. A significant part of this plan is covered by a life insurance company, based on a 30 years earning period for the employees.

The main conditions for the onshore employees in Norway are a retirement pension of about 66 percent of salary at retirement age of 67 years of age, together with long-term disability pension. The retirement pension per employee is however capped at an annual payment of approximately NOK 465.000. Most employees in this group may choose to retire at 62 years of age on a pre-retirement pension.

Offshore employees in Norway have retirement and longterm disability pension of about 60 percent of salary at retirement age of 67. Offshore employees on mobile units may choose to retire at 60 years of age on a pre-retirement pension. Offshore employees on fixed installations have the same pre-retirement pension, but the employees may not retire until they are 62 years of age.

In addition, the Company has a defined contribution plan for some senior employees in Asia. At December 31, 2004, the obligation related to the contribution plan was NOK 13 million and related expenses were NOK 1 million for each of 2004, 2003 and 2002.

The funded status of the defined benefit plan is as follows:

	As of December 31,
Change in Projected Benefit Obligation (PBO)	2004	2003	2002
	(NOK in millions)
PBO at the start of the year	448	443	344
Service cost	64	64	67
Interest cost	24	22	21
Plan amendments	—	—	—
Actuarial loss/(gain)	(8)	(78)	13
Benefits paid	(4)	(3)	(2)

PBO at the end of the year	524	448	443

	As of December 31,
Change in plan assets	2004	2003	2002
	(NOK in millions)
Fair value of the assets at the start of the year	306	236	174
Actual return on plan assets	19	13	11
Benefits paid	(4)	(3)	(2)
Employer contributions	38	60	50
Unrecognized gain/(loss)	(26)	—	—

Fair value of the assets at the end of the year	333	306	236

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of December 31,
	2004	2003	2002
	(NOK in millions)
Funded status (underfunded)	(191)	(142)	(207)
Unrecognized net (loss)/gain	(6)	(26)	39
Unrecognized prior service cost	26	28	30

Net amount recognized as a pension liability	(171)	(140)	(138)

Amounts recognized in the statement of financial position Consist of:
Accrued benefit liability	(171)	(140)	(138)
Accrued social security cost and other costs	(27)	(20)	(27)

Net amount recognized as provisions	(198)	(160)	(165)

Assumptions used in calculation of pension obligations:

	2004	2003	2002
Rate of compensation increase at end of the year	3.50%	3.50%	4.00%
Discount rate at end of the year	5.50%	6.00%	6.00%
Prescribed pension index factor	3.00%	3.00%	3.00%
Expected return on plan assets for the year	6.50%	7.00%	7.00%

Expected annual early retirement from age 60/62:
Offshore personnel fixed installations	30.00%	30.00%	100.00%
Offshore personnel Mobile units and onshore employees	60.00%	60.00%	100.00%

	Year ended December 31,
Components of net periodic benefit cost	2004	2003	2002
	(NOK in millions)
Service cost	65	64	67
Interest cost	24	22	21
Expected return on plan assets	(19)	(18)	(14)
Amortization of transition obligation (asset)	2	2	2
Amortization of prior service cost	(2)	(2)	1

Total net periodic benefit cost	70	68	78

The weighted-average asset allocation of funds related to the Company’s defined benefit plan at December 31, 2004, 2003 and 2002 were as follows:

Pension benefit plan assets:

	2004	2003	2002
Equity securities	15.6%	12.7%	11.5%
Debt securities	68.4%	74.6%	76.1%
Real estate	10.9%	12.6%	12.1%
Other	5.1%	0.1%	0.3%

Total	100.0%	100.0%	100.0%

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The investment policies and strategies for the pension benefit plan funds do not use target allocations for the individual asset categories. The investment objectives are to maximize returns subject to specific risk management policies. The Company addresses diversification by the use of domestic and international fixed income securities and domestic and international equity securities. These investments are readily marketable and can be sold to fund benefit payment obligations as they become payable.

Cash Flows

The Company expects the annual pension plan contributions under defined benefit plans for the years 2005-2009, to be approximately NOK 30 million. The aggregate expected payments in the five years from 2010-2014 are NOK 175 million. The expected payments are based on the assumptions used to measure the Company’s obligations at December 31, 2004 and include estimated future employee services.

Note 15 — Long-Term Interest-Bearing Debt and Interest Expense

In 2001, the Company entered into a new secured Reducing and Revolving Credit Loan Facility Agreement which was amended in 2003 and 2004 (U.S.$ 500 million RRCF).

The main changes of the amended facility relate to price and profile:

•	The term was extended by 33 months, maturing in 2011 with a 20-year repayment profile.

•	The margin was reduced to LIBOR plus 95 basis points until the end of the second quarter 2006. Thereafter the margin will be set at LIBOR plus a level between 75 and 120 basis points dependent on the financial leverage of the Company.

In November 2004, the Company entered into a new secured seven-year U.S.$ 250 million Reducing and Revolving Credit Loan Facility Agreement (U.S.$ 250 million RRCF) with a 20-year repayment profile. The price and condition under the U.S.$ 250 million RRCF were in line with the conditions reported under the U.S.$ 500 million RRCF described above.

The ammended loan and the new loan (The Facilities) have a total limit of U.S.$ 750 million (NOK 4,540 million) at December 31, 2004. U.S.$ 519 million (NOK 3,142 million) and U.S.$ 419 million (NOK 2,802 million) were drawn at December 31, 2004 and 2003, respectively. Actual interest rates ranged from 2.6 percent to 3.5 percent in 2004 and from 2.6 percent to 2.8 percent in 2003.

The Company’s share of a five-year long-term interest-bearing loan in the proportionately consolidated company Varia Perdana Group amounted to NOK 161 million (U.S.$ 27 million) and NOK 21 million (U.S.$ 3 million) for the years ended December 31, 2004 and 2003 respectively. In 2004, the interest rate was LIBOR plus 140 basis points and at December 31, 2004 the interest rate was 3.94 percent.

The Company raised NOK 75 million through bonds issued in the Norwegian market in 2004, with a four-year maturity. The bonds were issued at a premium, which gives an effective interest rate at NIBOR plus 1.25 percent. The effective interest rate at December 31, 2004 was 3.00 percent.

At December 31, 2004, the Company had the following bonds outstanding:

(NOK in mill)	Maturity	Interest
230	February 23, 2006	NIBOR + 2.00 percent
225	November 19, 2008	NIBOR + 2.75 percent
100	November 19, 2008	Fixed 7.50 percent

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Weighted average interest rates on Norwegian bonds at December 31, 2004 and 2003 were approximately 5.0 percent and 5.7 percent, respectively.

Long-term interest-bearing debt totaled NOK 3,828 million and NOK 3,323 million at December 31, 2004 and 2003, respectively, and was used to finance the rig fleet. Except for the NOK 555 million bond issue, all the remaining long-term debt is denominated in U.S. dollars.

Long-term interest-bearing debt at December 31, 2004 is payable as follows:

Year	(NOK in millions)
2005	—
2006	397
2007	249
2008	473
2009	297
2010	227
2011	2,185

Total	3,828

The Company has covenants in its loan agreements. The Facilities contain the following main covenants:

•	To maintain a minimum value adjusted assets of total liabilities: 1.5:1;

•	To maintain a minimum liquidity balance (cash and cash equivalents) of U.S.$ 50 million;

•	To maintain the ratio of funded debt to earnings before interests, taxes, depreciation and amortization (EBITDA) of 6.5:1 until May 15, 2005 and for the rest of the loan period: 5.5:1;

•	Not to enter into any merger unless the Company will be the surviving entity, remain bound by the terms of the original Facilities and such merger would not reasonably be expected to adversely affect the ability to comply with the financial covenants under the Facilities.

The Company’s bonds contain the following main covenants, based on financial statements, which require:

•	To maintain an adjusted shareholders’ equity equal to or greater than U.S.$ 300 million

•	To maintain an adjusted shareholders’ equity equivalent to a minimum of 40% of our total liabilities. For these purposes, the term “adjusted shareholders’ equity” means the adjusted value of our total consolidated assets less total consolidated liabilities with the addition or subtraction of the difference between market value and book value of our rigs and offshore vessels.

For the years ended December 31, 2004, 2003 and 2002, interest costs incurred were NOK 132 million, NOK 131 million and NOK 224 million, respectively. Interest cost of NOK 3 million, NOK 3 million and NOK 0 million were capitalized as part of the financing cost for assets under construction and upgrading of drilling rigs for the years December 31, 2004, 2003 and 2002, respectively.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accounting effects of the Company’s interest swap agreements are included in Other financial items and amounted to a gains of NOK 5 million and NOK 3 million for the year ended December 31, 2004 and 2003, respectively and losses of NOK 37 million for the year ended December 31, 2002.

Note 16 — Short-Term Interest-Bearing Debt

The Company has issued two three-month commercial paper notes which have been renewed at the end of each three month period. Each of the two commercial paper notes has a principal amount of NOK 100 million. The weighted interest rate on these commercial paper notes was 2.7 percent, 5.4 percent and 7.6 percent as of December 31, 2004, 2003 and 2002, respectively.

As at December 31, 2004, the Company also has an overdraft facility of NOK 200 million of which NOK 183 million was undrawn.

Note 17 — Other Short-Term Liabilities

	As of December 31,
	2004	2003	2002
	(NOK in millions)
Accounts payable	135	108	117
Taxes payable	49	9	21
Withheld taxes, social security and vacation pay	170	160	215
Dividends payable	120	101	81
Accrued interest expense	18	18	80
Other current liabilities	372	422	409

Total	864	818	923

Note 18 — Share-Based Incentive Programs

The Company has granted options to senior management which provide the employee with the right to subscribe to Class B shares. The options are not transferable and may be withdrawn upon termination of employment. The subscription price under the options is fixed at the date of grant. In all instances the subscription price was not less than the fair value of the Company’s shares on the date of grant. Accordingly, no compensation expense has been recognized.

Options issued under the 2002 Program may be exercised up to December 31, 2005. The exercise price is NOK 34.90 per share.

Options issued under the 2003 Program may be exercised in the period January 1, 2005 to December 31, 2007. The exercise price is NOK 29.00 per share.

Options issued under the 2004 Program may be exercised in the period May 1, 2006 to December 31, 2009. The exercise price is NOK 54.00 per share.

The following table summarizes the transactions under the Company’s option plans for each of the years in the three-year period ended December 31, 2004:

	Weighted average exercise price per option	Number of A Shares	Number of B Shares
Outstanding at January 1, 2002	69.87	0	966,250
Options granted	39.50	0	530,000
Options exercised	35.25	0	2,250
Forfeited	53.37	0	284,000

Outstanding at December 31, 2002	61.22	0	1,210,000

Options granted	29.00	0	565,000
Forfeited	75.00	0	310,000

Outstanding at December 31, 2003	45.88	0	1,465,000

Options granted	54.00	0	595,000
Options exercised	45.86	0	340,000
Forfeited	89.00	0	290,000

Outstanding at December 31, 2004	40.52	0	1,430,000

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the information about share options outstanding as of December 31, 2004:

Options Program	2004	2003	2002
Number of Class B Shares	595,000	565,000	270,000
Subscription price (NOK)	54.00	29.00	34.90
Remaining contractual life (months)	60	36	12

As at December 31, 2004, 270,000 options issued under the 2002 Program were exercisable.

As of December 31, 2004, the Board could grant further 435,000 options under the 2003 authorization and 405,000 options under the 2004 authorization.

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

	As Reported			Pro Forma(1)
	2004	2003	2002	2004	2003	2002
	(NOK)			(NOK)
Norwegian GAAP:
Net income (loss) (in millions)	451	(88)	(802)	437	(96)	(805)
Basic earnings (loss) per share	5.60	(0.71)	(9.74)	5.42	(0.81)	(9.79)
Diluted earnings (loss) per share	5.55	(0.71)	(9.74)	5.38	(0.81)	(9.79)
U.S. GAAP:
Net income (loss) (in millions)	137	64	(949)	123	56	(952)
Basic earnings (loss) per share	1.70	0.79	(11.54)	1.53	0.69	(11.57)
Diluted earnings (loss) per share	1.69	0.79	(11.54)	1.52	0.69	(11.57)
Average shares outstanding	80,562,850	81,346,850	82,253,720	80,562,850	81,346,850	82,253,720

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As Reported			Pro Forma(1)
	2004	2003	2002	2004		2003		2002
	(NOK)			(NOK)
Norwegian GAAP:
Average fair value of grants during the year	—	—	—	NOK	17	NOK	28	NOK	5
Black Scholes option pricing model assumptions:
Risk free interest rate					4.1		2.2		5.5
Expected life (years)					4		4		3
Volatility					35%		35%		50%

(1)	Pro Forma amounts under U.S. GAAP have been adjusted by NOK 0 million, NOK 0 million and NOK 3 million for the years ended December 31, 2004, 2003 and 2002, respectively, for share compensation expense recognized in determining reported net income (loss), as shown in the table. No share compensation expense was recognised in reported net income (loss) under Norwegian GAAP.

	Year Ended December 31,
	2004	2003	2002
	(NOK)
U.S. GAAP:
Net income (loss), as reported	137	64	(949)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	—	—	3
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(14)	(8)	(3)

Pro forma net income (loss)	123	56	(949)

Note 19 — Financial Instruments and Risk Management

The Company has operations and assets in a number of countries worldwide. Consequently, the Company’s results from operations are affected, when measured in NOK, by fluctuations in currency exchange rates, primarily relative to the U.S. dollar. When the NOK appreciates against other currencies, the Company’s profit from operations in foreign currencies reported in NOK may decrease. Likewise, when the NOK depreciates against other currencies, the Company’s profit from operations in foreign currencies reported in NOK may increase. The Company is also exposed to changes in interest rates on debt with variable interest rates (see note 15 and 16) and to the impact of changes in currency exchange rates on U.S. dollar-denominated debt. Different financial instruments are used by the Company to manage these foreign currency and interest rate risks as summarized below.

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

The Company is exposed to credit-related losses in the event that counterparties to the derivative financial instrument contracts do not perform according to the terms of the contract. In the opinion of the management, the counterparties to the derivative financial instrument contracts are creditworthy financial institutions, and the Company does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company’s policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts. These master netting agreements give the Company the legal right to discharge all or a portion of the amounts owed to a counterparty by offsetting it against amounts that the counterparty owes to the Company.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign currency risk management

The Company uses foreign currency forward contracts and foreign currency option contracts to manage its exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under receivables if the forward contracts have a net positive fair value, and under other short-term liabilities if the forward contracts have a net negative fair value. As of December 31, 2004, the Company had forward contracts to receive approximately NOK 805 million at exchange rates ranging from NOK/U.S.$ 6.06 to NOK/U.S.$ 7.11 between January 4, 2005 and December 20, 2005. Further, the Company had forward contracts to receive approximately THB 236 million and SGD 25 million. The exchange rates ranging from THB/U.S.$ 39.24 to THB/U.S.$ 39.32 and SGD/U.S.$ 1.60 to SGD/U.S.$ 1.64 in the period January 18, 2005 to May 15, 2006.

Furthermore, as of December 31, 2004, the Company has one option contract, the contract expires May 19, 2005 to exchange NOK 90 million against U.S.$ 15 million.

The Company’s foreign currency risk arises from:

•	The translation of U.S. dollar denominated debt and other monetary assets and liabilities to Norwegian kroner with the resulting gain or loss recorded as shareholders’ equity.

•	Foreign currency forward contracts and foreign currency options which are recorded as Other financial items.

•	The impact of fluctuations in exchange rates on the reported amounts of the Company’s revenues and expenses which are contracted in foreign currencies (primarily the U.S. dollar).

•	The net investment in certain foreign subsidiaries which is recorded as a cumulative translation adjustment in share holders’ equity.

	As of December 31,
	2004		2003
	Notional amount	Fair value	Notional amount	Fair value
	(NOK in millions)
Currency forward contracts
Receivables	934	74	702	64

Currency option contracts
Receivables	90	2	132	2

Interest rate risk management

The following is a summary of interest rate swap agreements of the Company. Swap agreements that have a positive fair value are recorded as receivables while swap agreements with a negative fair value are recorded as other short-term liabilities.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of December 31,
	2004		2003
	Notional amount	Fair value	Notional amount	Fair value
	(NOK in millions)
Interest rate swap agreements
Other short-term liabilities	706	8	888	(11)

The extent of the utilization of financial instruments is determined by reference to the Company’s net debt exposure and the Company’s views regarding future interest rates. At December 31, 2004, the Company had outstanding interest rate swap agreements representing approximately 18 percent of the Company’s U.S. dollar interest-bearing debt. This implies that the Company has a fixed interest rate for this portion of the debt. However, as described in the Accounting Policies, these agreements do not qualify for hedge accounting, and accordingly the changes in the fair values of the swap agreements are recorded as Other financial items.

The Company had the following interest rate swap agreements as of December 31, 2004:

Notional amount	Receive rate	Pay rate	Length of contract
(NOK in millions)
303 (U.S.$ 50 million)	3 month LIBOR	3.34%	November 15, 2002 – November 15, 2007
303 (U.S.$ 50 million)	3 month LIBOR	3.31%	November 15, 2002 – November 15, 2007
100	7.50% fixed	3 month NIBOR	November 19, 2003 – November 19, 2008

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

The following table summarizes revenues from major customers as a percentage of total revenues (revenues in excess of 10 percent for the period):

Customer	2004	2003	2002
BP	13%	20%	14%
Norsk Hydro	17%	22%	28%
Statoil	28%	23%	14%

Note 20 — Fair Value of Financial Instruments

The Company has used a variety of methods and assumptions, which are based on market conditions and risks existing at the time, to estimate the fair value of the Company’s financial instruments as at December 31, 2004 and December 31, 2003. For certain instruments, including cash and cash equivalents, receivables and accounts payable, it is assumed that the carrying amount approximated fair value due to the short-term maturity of those instruments.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quoted market prices or dealer quotes for the same or similar financial instruments were used to estimate the fair value of the marketable securities, short-term interest-bearing debt, and long-term interest-bearing debt. The estimated values of the Company’s derivative financial instruments are primarily based on settlement values. These values represent the estimated amount that would be received or paid in the event of termination of the contract, taking into consideration current interest rates, the creditworthiness of the counterparties and current foreign currency exchange rates.

	As of December 31,
	2004		2003
	Carrying value	Fair value	Carrying value	Fair value
	(NOK in millions)
Assets:
Cash and cash equivalents	746	746	993	993
Receivables	985	985	883	883
Liabilities:
Accounts payable	135	135	108	108
Short-term interest-bearing debt	200	200	200	200
Long-term interest-bearing debt	3,828	3,833	3,323	3,326
Derivative financial instruments:
Interest rate swap agreements	8	8	(11)	(11)
Currency forward contracts	74	74	64	64
Currency option contracts	2	2	2	2

See Note 19 for further details regarding fair value of derivative financial instruments.

Note 21 — Purchase of 50 percent of West Navigator

Effective November 15, 2004, the Company purchased the 50 percent share of PR West Navigator DA it did not previously own for a cash consideration of NOK 1,120 million. PR West Navigator DA’s sole activity was ownership of the drillship West Navigator. The purchase price was assigned as follows:

Fixed assets	1,088
Other assets	9
Liabilities to the selles	23

Total	1,120

Note 22 — Leases

The Company has signed operating leases for certain premises. Some of the premises are leased from the Smedvig family’s real estate company, A/S Veni. See note 25 Related party transactions. Smedvig Offshore AS has a lease with A/S Veni lasting until 2007 for the offices at Dusavik, Stavanger.

Rental expenses amount to NOK 18 million for 2004, which is an increase of NOK 3 million from 2003, and a decrease of NOK 4 million from 2002. Estimated future minimum rental payments for the period 2005 to 2009 are as follows:

Year	(NOK in millions)
2005	18
2006	19
2007	19
2008	20
2009	20

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 23 — Proportionate Consolidation

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

	As of December 31,
	2004	2003	2002
	(NOK in millions)
Balance sheet
Non-current assets	497	949	1,147
Current assets	168	262	141
Non-current liabilities	176	(17)	(3)
Current liabilities	93	21	47

	Year ended December 31,
	2004	2003	2002
	(NOK in millions)
Income statement
Revenues	413	446	533
Operating profit (loss)	(18)	(4)	(69)
Income (loss) before income taxes	(11)	6	(1,221)

Note 24 — Auditor’s Remuneration

	2004	2003	2002
	(NOK)	(NOK)	(NOK)
Audit of parent company	350,000	350,000	400,000
Audit services in connection with U.S. financial reporting	642,875	750,000	635,245
Audit of subsidiaries	1,148,820	1,280,220	1,145,465
Other advisory services	545,684	1,005,767	4,630,727

Note 25 — Related Party Transactions

The Company has signed miscellaneous lease agreements with A/S Veni and Peder Smedvig Capital Ltd. Both companies are wholly owned by the Smedvig family, which is the largest shareholder in Smedvig asa. The lease agreements primarily relate to office premises and expire at various dates through 2007. The lease payments to those companies for the years ended December 31, 2004, 2003 and 2002 were NOK 7 million per year.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 26 — Supplemental Cash Flow Information

Cash paid for interest and taxes are as follows:

	Year ended December 31,
	2004	2003	2002
	(NOK in millions)
Interest paid	143	179	271
Taxes paid	82	73	46

Note 27 — Mortgages, Guarantees and Purchase Commitments for Capital Expenditures

Mortgages

As of December 31, 2002
(NOK in millions)
Mortgages	3,303

Pledged Assets

Mobile units and tender rigs	6,081
Accounts receivable	531

Book value pledged assets	6,612

Guarantees

The Company has issued guarantees in favor of third parties as follows which is the maximum potential future payment for each type of guarantee:

	Year ended December 31,
	2004	2003
	(NOK in millions)
Guarantees to customers of the Company’s own performance	395	388
Guarantee of the Company’s share of debt of proportionately consolidated entity	161	21
Other guarantees	30	24

Total	586	433

The guarantees have the following maturities:

Year	(NOK in millions)
2005	198
2006	182
2007 and thereafter	206

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Purchase commitments for capital expenditures

The Company had contractual obligations in respect of capital expenditure amounting to approximately NOK 600 million at December 31, 2004, payments of which are all due by December 31, 2005.

Purchase commitments West Alpha

Included in the contractual obligation is the commitment for the future acquisition of the remaining 50 percent ownership interest in West Alpha, increasing Smedvig’s ownership share in the rig to 100 percent. The purchase price is U.S.$ 75 million combined with an additional payment of maximum U.S.$ 5 million dependent on the price development of the Company’s Class A share in the period until December 31, 2005. The share price range that forms the basis for the additional payment is between NOK 90 and NOK 140. Accordingly, no additional payment will be paid if the Company´s Class A share has a price below NOK 90, and correspondingly additional payment will be capped at U.S.$ 5 million if the price of the Company´s Class A share exceeds NOK 140. Based on the Company’s Class A share price at December 31, 2004, the obligation would be U.S.$ 76 million.

Purchase commitments West Setia

The Company has also entered into an agreement with Keppel FELS in Singapore to build a new semi-tender, West Setia. Total capital expenditure for the new semi-tender is estimated at U.S.$ 94 million, of which Smedvig’s share is approximately U.S.$ 29 million. As of December 31, 2004, the Company has spent U.S.$ 6.5 million. The agreement includes an option for Smedvig to purchase the hull and machinery at a pre-agreed price. The new rig is scheduled for delivery in the third quarter 2005.

Note 28 — Commitments and Contingencies

Tonnage tax system

Since 1996, the majority of Smedvig’s drilling units have been part of the Norwegian tax scheme for ship and rig owning companies, where the tax on profits is deferred until the point in time when the profits are distributed as dividends or the company decides to exit the special tax system.

Through the EEA agreement, most rules and regulations in EU bind Norway. For state subsidies the EU has set up certain guidelines known as the State Aid Guidelines. These guidelines have recently been revised with a deadline for implementing the amendments in the national legislation set at June 30, 2005. One element in the revised guidelines is the definition of activities known as “maritime transport”. In this connection, some uncertainty has been introduced as to whether mobile units in the offshore oil and gas industry will qualify as “maritime transport” in the future.

On March 11, 2005 the Norwegian Ministry of Finance issued a discussion paper with proposed changes to the Norwegian tax scheme for ship and rig owning companies. The paper states that mobile drilling units will no longer qualify as ‘maritime transport’. Furthermore, it is suggested that companies that do not qualify to stay in the tax scheme will be given a transitional period to the end of 2005 to facilitate adjustments to the proposed changes. The Company is of the opinion that this change is of such significance that transitional rules to mitigate the tax burden of being excluded from the tax scheme must be evaluated carefully by the Ministry of Finance. Smedvig will take an active part in a process to establish such transitional rules. If no transitional rules are provided for, the Company will recognize income tax expenses of approximately NOK 850 million, which will be payable based on the declining balance method at 20 percent per annum. At December 31, 2004, the Company had a tax asset derived from tax loss carry forwards amounting to NOK 179 million. This tax asset may be utilized to reduce the effect of the increase in payable taxes. On June 17, 2005, the Norwegian Parliament requested that the Government propose transitional rules that do not result in an unreasonably high impact on the annual income tax expense or the financial position of rig owning companies during the transition years. It is unclear how this will impact the Company at this time. The proposal must be presented as part of the Norwegian Government budget for 2006.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 29 — Principal Differences between Norwegian (Norwegian GAAP) and U.S. Accounting Principles (U.S. GAAP)

Norwegian GAAP differs in certain respects from U.S. GAAP. Differences which have a significant effect on the Company’s consolidated net income and shareholder’s equity are summarized and described below:

The effect on net income (loss) of significant differences between Norwegian GAAP and U.S. GAAP is as follows:

	Reference to Note below	2004	2003	2002
	(NOK in millions except per share information)
Consolidated net income (loss) in accordance with Norwegian GAAP		451	(88)	(802)
Minority interests		—	30	1
Adjustment for U.S. GAAP:
Amortization of goodwill of associated company	(a)	2	1	—
Stock compensation expense and social security costs	(b)	10	—	3
Disposal of mobile unit	(c)	—	301	(301)
Reversal of impairment charge	(d)	(209)	—	—
Other		—	—	(4)
Deferred taxes – shipowning companies	(e)	(88)	(51)	250
Deferred taxes – foreign exchange (restated, see note 30)	(e)	(67)	(45)	(181)
Deferred taxes – change in tax law	(e)	(18)	—	—
The tax effect of U.S. GAAP adjustments	(e)	56	(84)	85

Net income (loss) in accordance with U.S. GAAP (restated, see note 30)		137	64	(949)

Basic earnings (loss) per share in accordance with U.S. GAAP (restated, see note 30)		1.70	0.79	(11.54)

Diluted earnings (loss) per share in accordance with U.S. GAAP (restated, see note 30)		1.69	0.79	(11.54)

The effect on consolidated shareholders’ equity of significant differences between Norwegian GAAP and U.S. GAAP is as follows:

	Reference to Note below	2004	2003	2002
	(NOK in millions)
Consolidated shareholders’ equity in accordance with Norwegian GAAP (restated, see note 30)		2,969	3,062	3,379
Minority interests		—	—	(19)
Adjustment for U.S. GAAP:
Subsidiary merger and associated company:
Lisme’s issuance of shares	(a)	1	1	—
Goodwill, net	(a)	5	3	3
Stock compensation expense and social security costs	(b)	10	—	—
Short-term liabilities—Dividends	(f)	120	101	81

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Reference to Note below	2004	2003	2002
	(NOK in millions)
Disposal of mobile unit	(c)	—	—	(301)
Reversal of impairment charge	(d)	(209)	—	—
Deferred tax liabilities	(e)	(788)	(738)	(603)

Shareholders’ equity in accordance with U.S. GAAP (restated, see note 30)		2,108	2,429	2,540

Principal differences between Norwegian GAAP and U.S. GAAP

a) Subsidiary merger

Under Norwegian GAAP, the exchange of ownership interests in a former subsidiary for an ownership interest in Roxar was accounted for as a merger at book value with no gain or loss recognition. In accordance with U.S. GAAP, the transaction was recorded at fair value and a gain was recognized to the extent that ownership interests were deemed to have been economically acquired and sold. The gain recognized under U.S. GAAP resulted in goodwill computed on differences between the Company’s investment in Roxar over its proportionate share of Roxar’s net assets.

In 2003, Lisme AS was established as the holding company of Roxar. Smedvig contributed its ownership interests in Roxar to Lisme in an exchange for Lisme shares that did not change its proportionate ownership interest in Roxar. Subsequently, Lisme acquired all of the remaining ownership interests of Roxar, increasing Smedvig’s indirect ownership in Roxar to 44 percent, resulting in goodwill which, under U.S. GAAP, is no longer amortized but tested annually for impairment. Under Norwegian GAAP, goodwill related to Lisme’s increase in ownership of Roxar is amortized over five years.

Certain interests in Roxar were acquired through the issuance of new Lisme common shares. To the extent the Company’s proportionate ownership changed, a gain was recorded under U.S. GAAP and is reflected as an increase to shareholders’ equity. No gain was recognized under Norwegian GAAP.

b) Stock compensation expense and social security costs

The Company has a number of share incentive plans. Under Norwegian GAAP, no compensation is recorded if the exercise price is equal to or greater than the fair value of the shares at the grant date. All of the Company’s share incentive plans comply with this principle. In 2002, however, some of the plans involved “indexed options” whereby the exercise price increased by one percent per month from the date when the option was granted to its exercise date. Under U.S. GAAP, such plans are accounted for as variable plans because the exercise price is not known at the date of grant. For those plans, compensation was measured each year as the difference between the market value of the Company’s shares and the exercise price at the balance sheet date, and recognized as expense over the remaining vesting period.

Under U.S. GAAP, social security tax related to stock options is recorded when the option is exercised and the social security tax is due and payable. However, under Norwegian GAAP, social security tax is calculated for options in money at year end and is recognized as compensation expense over the vesting period.

c) Disposal of mobile unit

In December 2002, the Company sold the rig Ocean Vanguard to Diamond Offshore Drilling Ltd. for approximately NOK 500 million. At the time the rig was sold, it was under contract to a customer. The Company leased the unit back from Diamond Offshore Drilling Ltd. in order to fulfill its obligations under the contract. Under Norwegian GAAP, the entire amount of the gain was recognized at the time of the sale. Under U.S. GAAP, only a portion of the gain was recognized at the time of the sale and the remainder was recognized into income ratably over the remaining period of the lease.

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d) Reversal of impairment charges

Under Norwegian GAAP, impairment charges recognized in previous financial reporting periods can be reversed when the fair value of a related asset increases above its adjusted carrying value. Under U.S. GAAP, for assets held and used, an impairment charge results in a new carrying value of the asset and cannot be reversed when market conditions improve.

e) Deferred taxes

The income tax effects of the U.S. GAAP adjustments are recorded as deferred tax expense (benefit), where appropriate.

The Norwegian taxation scheme for shipping and offshore companies provides that taxation will be based upon funds distributed to shareholders. In addition, parts of net financial items are subject to ordinary Norwegian taxation. As no distribution is proposed from this income in 2004, the Company has not recorded any deferred taxes under Norwegian GAAP. However, under U.S. GAAP, deferred taxes are provided on such income.

Under U.S. GAAP, the income tax benefits of the deferred tax assets may be recognized if it is more likely than not that the asset will be realized, whereas Norwegian GAAP only allows the recognition of deferred tax assets if it is probable that the asset will be realized. No difference is reported in the reconciliation to U.S. GAAP in the financial statements, as the Company is of the opinion that the tax assets will be realized both under Norwegian GAAP and U.S. GAAP.

A translation gain adjusted for deferred tax of NOK 172 million and 117 million in 2004 and 2003 respectively, was recorded as component of shareholders’ equity under Norwegian GAAP. If income tax expenses occurs that is related to transactions recorded as component to shareholders’ equity, under Norwegian GAAP such income tax expense would normally be recorded as a component of shareholders’ equity. For taxation purposes, Smedvig Rig must report in Norwegian kroner resulting in differences between the financial statement and tax basis of U.S. dollar-denominated debt. Under U.S. GAAP, related deferred taxes on such differences are recognised in the income statement.

The tax basis for calculation of foreign exchange differences within the Norwegian tax scheme for shipowning and offshore companies, was modified effective from January 1, 2005.

Under U.S. GAAP, a deferred tax asset was recorded for the difference between the book and tax basis in an equity method investment. Deferred taxes were not required to be recorded under Norwegian GAAP for this matter. During 2004, Norwegian tax law changed so that gains and losses on disposition of the investment are not subject to taxation. Accordingly, a deferred tax asset was reversed under U.S. GAAP in 2004.

f) Dividends

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

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Proportionate consolidation method

Under Norwegian GAAP the Company consolidates certain joint stock companies and limited partnerships, in which the Company’s holdings are 50 percent or less, in accordance with the proportionate consolidation method. Condensed financial information for the companies and partnerships that have been proportionally consolidated is included in note 23. Under U.S. GAAP the Company’s ownership interest in these companies and partnerships would be accounted for under the equity method.

Operating profit U.S. GAAP

In accordance with U.S. GAAP, gains and losses on disposals of operating assets and impairment charges should be included in operating profit. In 2004, such items included a reversal of a previous write-down amounting to NOK 209 million and a gain on sale of assets amounting to 15 million. In 2003, such items included an expense from the Balder dispute of NOK 688 million. In 2002, such items included a write-down of West Navigator of NOK 1,313 million and a gain from the sale of West Vanguard of NOK 351 million.

Guarantees

Under U.S. GAAP, a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation taken. Norwegian GAAP does not have a similar requirement. Substantially all of the Company’s guarantees relate to its own performance and do not fall within the scope of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45).

However, the Company has guaranteed its share of bank debt at an entity that is proportionately consolidated under Norwegian GAAP. Under U.S. GAAP, this entity would be accounted for as an equity method investment and, accordingly, FIN 45 is applicable to such a guarantee. Under FIN 45, the Company records the fair value of the guarantee as an increase in its investment with a corresponding guarantee liability at inception. Both the increase in the investment and guarantee liability are recognized ratably in earnings over the guarantee period. The Company believes the fair value of the guarantee was immaterial and would not impact net income in 2004 or shareholders’ equity as of December 31, 2004.

New U.S. GAAP accounting standards implemented in the current year

During 2004, the Company adopted FASB Interpretation No. 46 (Revised) (FIN 46R), Consolidation of Variable Interest Entities (VIE), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The Company did not identify any VIEs based upon its review and analysis of potential VIEs.

Accounting standards issued but not yet fully adopted

In December 2004, the FASB Issued Statement No. 123 (Revised 2004), Share-Based Payment: an amendment of FASB Statements 123 and 95, December 2004 (SFAS 123R). SFAS 123R requires an entity to recognize the grant-date fair value of stock options and other equity-based compensation issued to employees in the income statement. SFAS 123R eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, Accounting for Stock Issues to Employees, which was permitted under FASB Statement No. 123. SFAS 123R also addresses the classification of awards between liabilities and shareholders’ equity.

Upon adoption of SFAS 123R, an entity must choose between two transition methods, the “modified prospective” method or the “modified retrospective” method. Under the modified prospective method, awards that are granted, modified or settled after the date of adoption should be measured and accounted for in accordance with SFAS 123R. Unvested equity classified awards that were granted prior to the effective date should continue to be

SMEDVIG asa AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accounted for in accordance with SFAS 123, except that amounts must be recognized in the income statement. Under the modified retrospective approach, the previously-reported amounts are restated (either to the beginning of the year of adoption or for all periods presented) to reflect the SFAS 123 amounts in the income statement. In April 2005, the U.S. Securities and Exchange Commision issued a rule delaying the effective date of Statement No. 123R until the beginning of the fiscal year that follows June 15, 2005. The Company is now required to adopt Statement No. 123R as of January 1, 2006. Beginning from January 1, 2005, the Company will recognize expense over the service period for the fair value of all grants issued as well as expense attributable to the remaining service period for all prior grants that have not fully vested by that date. The Company has not yet determined which transition method it will utilize, and accordingly has not yet calculated the impact of adopting SFAS 123R in 2005.

Note 30 — Restatement of Deferred Taxes

In the Norwegian government budget for 2005, there was a decision to eliminate the taxation of unrealized foreign exchange differences within the tonnage tax system. The Company believed that the change in the regulation impacted the accumulated unrealized foreign exchange gains at December 31, 2004 and reduced related deferred taxes by NOK 196 million which resulted in a corresponding increase in shareholders’ equity as of December 31, 2004. After the 2004 consolidated financial statements were issued, the Company determined that the new regulation applied only to foreign exchange gains arising after January 1, 2005. Accordingly, under Norwegian GAAP the consolidated balance sheet included herein and consolidated shareholders’ equity have been adjusted to appropriately reflect a deferred tax liability of NOK 196 million on unrealized foreign currency gains as of December 31, 2004 resulting in a corresponding reduction of shareholders’ equity.

The following summarizes the restatement under Norwegian GAAP:

	As of December 31, 2004
	Previously reported	Restated numbers
	(NOK in millions)
Deferred tax assets	170	0
Total retained earnings and foreign currency adjustments	624	428
Deferred tax liabilities	0	26

Under U.S. GAAP, deferred taxes were also restated resulting in an increase in the deferred tax liability of NOK 196 million as of December 31, 2004 with a corresponding increase in deferred income tax expense for 2004 and a related reduction of shareholders’ equity as of December 31, 2004. Corresponding earnings per share data has also been restated.

The following summarizes the restatement under U.S. GAAP as of and for the year-ended December 31, 2004:

	As Reported	Restated
	(NOK)
Shareholders’ equity (in millions)	2,304	2,108
Net income (in millions)	333	137
Basic earnings per share	4.13	1.70
Diluted earnings per share	4.10	1.69